As confidentially submitted to the Securities and Exchange Commission on November 12, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REV Renewables, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	87-1104809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1700 Broadway

38th Floor

New York, NY 10019

(212) 615-3456

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kathryn Wilson

Senior Vice President,

General Counsel & Corporate Secretary

1700 Broadway

38th Floor

New York, NY 10019

(212) 615-3456

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. Ramey Layne Brenda Lenahan Vinson & Elkins L.L.P. 1001 Fannin Street 25th Floor, Ste. 2500 Houston, TX (713) 758-2222	Ilir Mujalovic Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$	$

(1)	Includes shares that may be purchased by the underwriters upon exercise of their option to purchase additional shares of Class A common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

             Shares

REV Renewables, Inc.

Common Stock

This is an initial public offering of shares of common stock of REV Renewables, Inc. (“REV Renewables”). We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We intend to apply to list our common stock on The              (the “            ”) under the symbol “RVR.”

We have granted the underwriters the option to purchase up to              additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than              shares of common stock in this offering.

We are an “emerging growth company” as defined under the U.S. federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

LS Power Development, LLC and its affiliates (“LS Power”) currently beneficially own a majority of our common stock. After giving effect to this offering and the other transactions described herein, including the concurrent SK private placement described below, LS Power will beneficially own approximately             % of our total outstanding shares of common stock (or approximately             % if the underwriters exercise their option to purchase additional shares in full), assuming, in each case, a price per share in this offering of $            , the mid-point of the price range set forth above and this offering. Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the             . See “Management—Controlled Company Exemption.”

A subsidiary of SK E&S Co., Ltd. (“SK”) has entered into a subscription agreement with us pursuant to which SK has agreed to purchase, and we have agreed to sell, in a concurrent private placement transaction, $100 million of common stock at a price per share equal to the initial public offering price in this offering. The closing of the concurrent private placement is subject to certain customary closing conditions and will be completed concurrently with the closing of this offering, but it is not conditioned on the closing of this offering. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) provided by Section 4(a)(2) thereof and, accordingly, the shares of common stock issued to SK will not be registered under the Securities Act.

We are currently an “emerging growth company” under the U.S. federal securities laws, and as such, we have elected to comply with reduced reporting requirements for this prospectus.

See “Risk Factors” beginning on page 20 to read about factors you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to REV Renewables, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment in New York, New York, on or about            ,              through the book-entry facilities of the Depositary Trust Company.

Joint Book-Running Managers

Morgan Stanley

Co-Managers

Prospectus dated             ,

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements.”

Through and including                  (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Basis of Presentation

The historical financial and operating data presented herein generally consists of the combined financial and operating results of our accounting Co-Predecessors (as defined in “Certain Terms Used in this Prospectus” below) for financial reporting purposes. In certain instances in this prospectus we present financial and operating data on a “pro forma” basis. As used herein and unless expressly provided otherwise in this prospectus, the term “pro forma” when used with respect to any financial and operating data refers to the combined historical data of our Co-Predecessors, Quattro and Seneca Hydro, as adjusted to give effect to (i) the Contribution, and (ii) debt

i

financing for the acquisition of Quattro (the “Pro Forma Transactions”), as if these transactions occurred on January 1, 2020, the first day of the fiscal year ended December 31, 2020. In addition, as used herein and unless expressly provided otherwise in this prospectus, the term “pro forma” when used with respect to any earnings (loss) per share information, reflects the Pro Forma Transactions as further adjusted to give effect to (i) the initial SK investment, (ii) the concurrent SK private placement, (iii) the Rev LLC Merger (as defined herein) and (iv) this offering.

The pro forma information, including earnings (loss) per share information, is presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have achieved if such transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma information and should not be relied on as an indication of future results. See our unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this prospectus for additional information.

Unless otherwise indicated, megawatts are presented on an AC basis, including for our solar assets.

Market and Industry Data

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

Non-GAAP Financial Measure

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before net interest expense, depreciation, amortization and accretion expense, and income tax expense, as adjusted to exclude non-cash REC expense, development expense, offering costs and mark-to-market gains and losses. Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure, as well as for internal planning purposes, including the preparation of our consolidated operating budget. We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis, because it includes adjustments intended to exclude items that are not indicative of the ongoing operating performance of the business. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative or superior to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

Certain Terms Used in this Prospectus

Unless the context otherwise requires, references in this prospectus to the following terms have the meanings set forth below:

•

“Bath Hydro” refers to Bath County Energy Holdings, LLC, the indirect owner of a 23.75% undivided interest in a 3,003 Megawatt (“MW”) (summer capacity) pumped storage hydro facility in Bath County, Virginia;

ii

•	“Bolt” refers to Bolt Energy Investment, LLC, which, through its subsidiaries, owns 615 MW / 1,340 MWh lithium ion battery energy storage projects operating and under development in California;

•	“Bolt Battery Co-Predecessor” refers to REV Renewables Bolt Predecessor which includes Bolt and DevCos presented on a combined basis, and one of our Co-Predecessors for periods prior the Contribution;

•	“Co-Predecessors” refers collectively to Bolt Battery Co-Predecessor and Hydro/Wind Co-Predecessor;

•

“Contribution” refers to the transactions pursuant to which all of the outstanding equity in each of Seneca Hydro, Kibby Wind, Bath Hydro, Yards Creek, Bolt, the DevCos, and Quattro were contributed to Rev LLC;

•	“Contributed Assets” refers to the assets contributed in the Contribution;

•	“DevCos” refers to approximately 25 limited liability companies that hold assets that are in various stages of developing battery storage or renewable power generation projects;

•

“Hydro/Wind Co-Predecessor” refers to Rev Renewables Fund III Predecessor, which includes certain assets owned by LS Power Equity Partners III, L.P. prior to the Contribution, including Seneca Hydro, Kibby Wind, Bath Hydro, and Yards Creek, the financial results of which comprise one of our Co-Predecessors for periods prior to the Contribution;

•	“Kibby Wind” refers to Kibby Wind Holdings, LLC, the indirect owner of a 132 MW wind facility in Franklin County, Maine;

•	“LS Power” refers to LS Power Development, LLC and certain of its affiliates;

•

“Predecessors” refers to the historical financial results of (i) Rev LLC subsequent to the Contribution, and (ii) each of Bolt Battery Co-Predecessor and Hydro/Wind Co-Predecessor prior to the Contribution;

•	“Quattro” refers to Quattro Solar Holdco, LLC, the owner of 25 solar power facilities totaling 365 MWac acquired through the acquisition of PSEG Solar Source LLC;

•	“Rev LLC Merger” refers to the transactions described under “Prospectus Summary—Rev LLC Merger” herein.

•	“Rev LLC” refers to Rev Renewables, LLC and its consolidated subsidiaries, which comprise our predecessor for financial reporting purposes for periods subsequent to the Contribution;

•	“Seneca Hydro” refers to Harbor Hydro Intermediate Holdings, LLC, the indirect owner of a 508 MW pumped storage hydro facility in Warren, Pennsylvania; and

•	“Yards Creek” refers to Yards Creek Energy Holdings, LLC, the indirect owner of a 420 MW pumped storage hydro facility in Blairstown and Pahaquarry, New Jersey.

For the definitions of certain terms and abbreviations used in the renewables industry, see “Glossary of Terms” beginning on page 139 of this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

In this prospectus, unless otherwise indicated or the context so requires, references to “REV Renewables,” the “Company,” “we,” “our” and “us” refer to the assets that we will own immediately following this offering and their related operations; however, for accounting purposes or when used in the past tense, these terms refer to our Predecessors. When used in the present tense or future tense, these terms refer to REV Renewables, Inc. and its subsidiaries after giving effect to this offering and the related formation transactions.

OUR MISSION

Our mission is to solve a critical challenge in the transformation of the energy transition: decarbonizing electricity supply while maintaining affordability, reliability and resilience.

OVERVIEW

We are a leader in the development, acquisition, ownership, and operation of energy storage and renewables generation assets in the United States. We own approximately 2.4 GW of energy storage and renewable power generation assets located throughout the United States, including 290 MW / 725 MWh of battery storage assets, 1,642 MW of pumped storage hydro power assets, 365 MWac of solar assets, and a 132 MW wind farm. Our battery storage and pumped storage hydro portfolio is the largest deregulated energy storage portfolio in the United States. In addition to our operating assets, we have a large portfolio of battery storage and renewable generation projects in various stages of development.

We are led by an experienced, multidisciplinary management team with a proven track record of developing and managing renewable generation and energy storage projects through every stage of the project lifecycle. We believe we have the necessary expertise and resources to identify market opportunities, successfully bring projects through each stage of development and construction, and own and operate these projects safely and reliably over the long term.

Climate change is a growing crisis, and decarbonizing the U.S. energy system is critical to avoiding its worst effects. According to the Princeton Net Zero Report, to achieve net-zero emissions by 2050, over 2,900 GW of additional renewables capacity and nearly $3.2 trillion of capital investment will be required in the United States. To date, renewables have been deployed primarily in Texas, California, and the plains region of the United States (the “Plains”), where there is an abundance of land and attractive solar and wind resources. Many of these projects have required long-term offtake agreements to secure financing. As demand for renewables grows and expands across the United States, we believe a new approach will be required to keep pace. This approach will require deep market expertise, efficient development, and commercial and financing strategies that rely less on long-term contracts and allow flexibility to respond to conditions in competitive wholesale markets. We believe we are strategically positioned to take advantage of this significant opportunity by employing a business model whereby we develop and acquire projects while using our capabilities and experience, coupled with a flexible capital structure, to manage risk.

We were formed by LS Power to accelerate its investment in renewables generation and energy storage opportunities. LS Power is a leading development, investment and operating company focused on the power and energy infrastructure sector. Many of our current employees were long-time LS Power employees. Over the past 30 years, LS Power has developed, constructed, managed and acquired more than 45 GW of competitive power generation and over 660 miles of transmission infrastructure. During this period, LS Power has raised over $47 billion in debt and equity capital to invest in North American infrastructure. LS Power developed its first utility-scale solar projects beginning in 2008 and since then has been actively involved in the effort to decarbonize the electric power sector. We intend to continue to leverage our relationship with LS Power as we grow our company.

Operating Assets

The following table and map show our operating energy storage and renewables generation assets as of the date hereof. For more detailed information regarding our assets, please see “Business—Operating Assets.”

Operating Asset	COD	RTO(s)	Capacity (MWac)
Energy Storage:
Battery Storage	2018-2020	CAISO	290
Pumped Storage Hydro	1965-1985	PJM	1,642
		Energy Storage Total	1,932
Renewables:
Solar	2010-2019	CAISO, ERCOT, FRCC, ISO-NE, NYISO, PJM, WECC	365
Wind	2009	ISO-NE	132
		Renewables Total	497
		Total Operating Portfolio	2,429

Battery Storage Portfolio

Our operating battery storage portfolio consists of two projects located in California totaling 290 MW / 725 MWh. These projects generate revenue via the sale of resource adequacy, energy, and ancillary services.

Resource adequacy sales are partially or wholly contracted bilaterally with load-serving entities (“LSEs”) in the state, with a weighted average long-term contract life of over 13 years. Day-ahead and real-time energy and ancillary services are sold into the wholesale markets operated by the California Independent System Operator (CAISO). Day-ahead energy is typically partially hedged three to five years forward via energy spread hedges with financial institutions, electricity retailers, and other market participants. Our batteries typically charge from the CAISO grid during the day when solar production in the region is highest and discharge in the evening when demand is highest and gas fired generation is otherwise required to balance supply and demand. In addition, our batteries provide various forms of reserve capacity, frequency control, and voltage support services to the grid for which we may be compensated through ancillary services products such as regulation, spinning reserve, blackstart power, and reactive power.

Vista is a 40 MW / 40 MWh hour project located in Vista, California comprised of 16 power blocks with lithium-ion battery cells manufactured by Samsung SDI. When it was energized in 2018, Vista was the largest operating battery storage system in the United States.

Gateway is located in San Diego, California, with an initial phase of 250 MW / 250 MWh comprised of 98 power blocks with lithium-ion battery cells manufactured by LG Chem and Samsung SDI. Gateway is one of the world’s largest operating battery storage systems. An expansion of Gateway was completed in the fourth quarter of 2021, bringing the project to 250 MW / 685 MWh.

Pumped Storage Hydro (PSH) Portfolio

We own interests in three pumped storage hydro projects located in the Northeastern U.S. with a total owned capacity of 1,642 MW. The PSH facilities provide similar services to the grid as our battery storage portfolio. They pump water to a higher reservoir during the lowest cost energy periods during the day and generate electricity by flowing water to lower elevations when prices are highest. They provide ancillary services to the grid in the form of regulation, spinning reserve, reactive power, and blackstart services. PSH facilities ramp less quickly than batteries, but are typically longer duration and have similar round-trip efficiency. All of the facilities in our PSH portfolio operate in the PJM Interconnection, a regional transmission organization (RTO) that coordinates the movement of wholesale electricity in all or parts of 13 Midwest and Mid-Atlantic states and the District of Columbia. These facilities generate revenues by selling energy, capacity, ancillary services and/or renewable energy certificates (“RECs”).

Yards Creek is a 420 MW facility located on 450 acres along Yards Creek, a tributary to the Paulinskill River, in Blairstown, New Jersey. Commissioned in 1965, LS Power acquired a 50% stake in the facility from Public Service Enterprise Group’s (PSEG) generation subsidiary, PSEG Fossil LLC and the remaining 50% from Jersey Central Power & Light, a FirstEnergy Corporation (FirstEnergy) utility subsidiary.

Bath is located in Bath County, Virginia, and has a total operating capacity of 3,003 MW (summer capacity). Commissioned in 1985, LS Power acquired a 23.8% undivided interest (714 MW net ownership) in the facility from FirstEnergy. Bath County is operated by Virginia Electric and Power Company, a subsidiary of Dominion Energy Inc.

Seneca is a 508 MW facility co-located with the Kinzua Dam, near Warren, Pennsylvania. The Kinzua Dam is an Army Corps of Engineers Project that controls flooding downstream on the Allegheny River. Seneca began operations in 1970, and was acquired by LS Power from FirstEnergy.

Solar Portfolio

Our solar portfolio includes 365 MWac of operational assets acquired from PSEG. The projects are located in 14 states and five RTOs including 12 projects in the PJM Interconnection totaling 153 MWac and 13 projects elsewhere, totaling 211 MWac. These projects sell all of their energy and capacity, and most sell all of their RECs, under long term contracts with weighted average remaining life of approximately 14 years. Certain assets in the portfolio generate additional revenue via the sale of RECs. The average portfolio project size and age is 15 MW and six years, respectively.

Wind Portfolio

Kibby Wind Farm is located in Chain of Ponds, Maine and has an operating capacity of 132 MW, making it one of the top wind generation assets in New England. The Kibby Wind Farm consists of 44 three-megawatt Vestas wind turbines, which have historically generated approximately 295 million kWh per year. The Kibby Wind Farm generates revenue by selling energy and capacity into the New England ISO and RECs to market participants. Beginning in January 2022, Kibby Wind will sell 50% of its produced energy to Central Maine Power Company under a 20-year PPA that we entered into in October 2021.

Our Operating Strategy

Safe, reliable and efficient operations. First and foremost, we aim to operate our plants safely, reliably, and efficiently. Our first obligation is to the safety and wellbeing of all of our stakeholders. This obligation includes not only protecting the safety of our employees, but also ensuring the reliable delivery of power to our customers. In addition, our experienced asset management team pursues continuous improvement opportunities at all of our assets to both maximize performance and minimize long-term costs of our assets.

Effective hedging and risk management. We also seek to manage risk by commercializing our assets flexibly in competitive markets. Where we do not have long-term contracts, we seek to hedge our offtake by selling a variety of products of varying tenor to allow for more dynamic risk management.

Efficient and flexible capital structure. We intend to employ a capital structure that enables us to execute our differentiated commercial strategy. We will raise levels of debt that are appropriately supported by our hedged and contracted cash flows, and apply risk management strategies to ensure we maintain sufficient liquidity in the event of a market downturn. We will seek to maintain that capital structure as the business grows.

Development Pipeline

Our project development pipeline consists of approximately 10.5 GW of solar, wind, and battery storage projects, which are in various stages of the development process. We have a robust portfolio of battery storage development projects at multiple sites in California. These projects include the Diablo project, which is a 200 MW / 800 MWh project expected to achieve COD during the fourth quarter of 2021, and the LeConte project, which is a 125 MW / 250 MWh expected to achieve COD during 2022. We are finalizing the development and commercial optimization of several other California battery projects, which we believe will result in an additional 200 MW to 625 MW of battery projects being placed into service by the end of 2024.

Our Market Opportunity

We believe decarbonization of the electric grid creates a significant market opportunity for our company. Industry reports state that solar, wind, and battery storage will require trillions of dollars of capital investment to achieve net-zero emissions by 2050. Deployment of these technologies is accelerating rapidly, as falling capital costs have made solar and wind competitive with conventional generation while policy support for the sector has grown. We anticipate that these renewable and storage resources will continue to be the primary source of electric energy for our economy in 2050 and beyond.

Decarbonization is a long-term trend that will transform the electric power sector.

According to the Intergovernmental Panel on Climate Change, global carbon emissions must be reduced over the next three decades to avoid the worst impacts of climate change. In the United States, we believe policy support and economics will continue to drive investment and innovation in decarbonization for decades to come.

Decarbonizing electric power generation is critical to decarbonizing the broader economy. Electrification of other sectors of our economy, such as transportation and heating, is currently the most cost-effective and feasible path to decarbonization. As other sectors of the economy are electrified, we expect demand for electricity to grow for the first time in over 15 years. According to industry reports, it is expected that we will experience 2 to 4% annual electricity demand growth over the next 30 years to achieve net-zero emissions by 2050.

Decarbonizing the electric grid by 2050 will require a transformation of the U.S. power sector and substantial investment across a number of sectors and technologies. Thousands of gigawatts of solar and wind generation will be required. Retirement of fossil fuel resources will spur investment in energy storage and other clean, dispatchable generation. Due to the distributed nature of smaller-scale renewable generation facilities, transmission and distribution grids will need to be updated and expanded. Behind-the-meter power sources (i.e. consumer-owned generation technology), energy efficiency and the ability to respond quickly to changes in demand will become more valuable over time.

Renewables and battery storage are the most cost-competitive resources available to decarbonize the electric grid.

Over the last 10 years, utility-scale wind and solar have become among the lowest cost power generation sources on a levelized cost of energy (LCOE) basis. Rapid capital cost declines over this period (greater than 80% since 2010 for solar according to the National Renewable Energy Laboratory, and greater than 40% since 2010 for wind according to the Department of Energy) have been driven by technological improvements and the expansion of global supply chains. Decreasing costs are driving the economic transition of the generation stack toward renewables across the country. While historically energy storage was expensive to deploy, the capital cost of battery storage has declined by more than 70% since 2015 according to the EIA.

As renewables are deployed, the economic conditions for energy storage improve. Renewable intermittency increases the diurnal volatility in energy markets. For example, during daytime hours, energy prices are suppressed due to high levels of zero marginal cost solar generation. In the evening, energy prices are elevated as solar generation comes offline and load increases. Energy storage smooths this generation profile, serving a critical function for the grid while providing the opportunity to arbitrage the spread between daytime and evening energy prices.

State and federal support for renewables and energy storage is fueling the energy transition.

Thirty states and Washington D.C. have passed renewables portfolio standards (“RPS”). According to Berkeley National Laboratory, current RPS suggest an estimated 150 GW or more of new solar and wind resources will be required through 2030 across the country to meet such standards, a nearly two-fold expansion of currently installed capacity, much of it concentrated in New York, California, and PJM where the most ambitious RPS policies exist. Much of the most ambitious state legislation has passed in the last two years, including in Virginia, New York and Illinois, each having set targets for 100% renewable generation before 2050. For more information, please see “Industry Overview—RPS Targets by State.” California has thus far led the way in renewables deployment in the United States, targeting both 100% renewable generation by 2045 as well as an aggressive reduction in greenhouse gas emissions for all LSEs in the State’s 2019-2020 Integrated Resource Plan (“IRP”). To meet the State’s RPS standards, California is expected to require more than 20 GW of new wind, solar, and battery storage resources by 2030.

Additionally, a number of federal and state regulations have increased the cost of fossil generation across the country over the last several decades. The Clean Air Act of 1970 originally provided the EPA with authority to regulate emissions, but it was not until the 2000s that EPA restrictions on sulfur dioxide and nitrogen oxides emissions required installation of scrubbers or other emissions control equipment. More recently, EPA’s continued air quality level regulations have driven controls on all types of units along with stringent operational limitations. EPA has also set broader standards for greenhouse gas emissions particularly from new, modified, and reconstructed fossil-fired power plants forcing efficiency improvements and increasing maintenance costs. At the state level, a number of carbon pricing schemes have been implemented, including a cap-and-trade program in California and a carbon tax in the Northeast via the Regional Greenhouse Gas Initiative (RGGI).

In addition, the Biden Administration continues to propose legislation to help accelerate the clean energy transition, including new tax incentives, additional restrictions on methane and other GHG emissions, and other policies intended to combat climate change. The Administration has set a goal of a net zero emissions economy in United States by 2050.

Private sector and general public support for renewables and energy storage is widespread and growing.

Corporate decarbonization goals have proliferated in recent years, as many companies and investors view sustainability and other environmental, social, and governance (“ESG”) principles as core to their strategy. More than 300 large global companies have joined RE100, committing to power 100% of their operations from renewable energy by 2050. General public support is also widespread and growing. According to a survey taken by Pew Research Center in 2020, more than 75% of Americans believe the federal government should focus on developing alternative sources of energy, such as solar and wind, while fewer than 50% of Americans believed in supporting renewable development when the same question was asked in 2012. We expect public support for clean energy resources to continue over time.

Deploying renewables at scale requires new approaches to developing, financing, and commercializing projects.

Renewables deployment to-date has occurred in select markets across the United States, primarily in California, Texas, and the Plains. Combined, these regions represent approximately 111 GW (or approximately 65%) of the total utility-scale solar and wind generation capacity currently deployed in the United States. These markets are characterized by attractive solar and wind resources, an abundance of inexpensive land and, particularly in Texas and the Plains, relatively few barriers to project development. Looking ahead, a significant amount of renewables will be required in all markets across the United States. We believe this represents a large and diversified market opportunity for us and other renewables developers seeking to deploy capital into this space. However, challenges and limitations to deploying renewables at large-scale will likely emerge. Siting projects effectively will become increasingly challenging. According to Bloomberg New Energy Finance, solar and wind projects require approximately 150 times and 350 times more land, respectively, than gas-fired generation for equivalent installed capacity. In many markets, such as CAISO, PJM, NYISO, and ISO-NE, topography, existing land use, and/or transmission constraints limit the availability of sites for solar and wind development. Although land intensity for battery storage is much lower, sites with a persistent energy arbitrage opportunity will also be finite. For these reasons, attractive sites may become a scarce commodity, and making early and effective siting decisions becomes critically important to creating value over time.

Additionally, we believe the availability of long-term contracts will be limited. We believe that the pool of LSEs, financial institutions, and corporate offtakers that have historically provided renewables projects with long-term contracts is not sufficiently deep to support the large scale deployment required, particularly in competitive markets. Many LSEs in competitive markets do not have the obligation or incentive to enter into long-term contracts with renewables projects, and are unlikely to do so unless there is a change to market structure. Financial institutions with the balance sheet and risk profile to support long-term contracts are limited; and as extreme weather events create dislocations in the power markets, including Winter Storm Uri in February 2021, long-term hedge positions will likely become less attractive to financial institutions. Finally, commercial and industrial (C&I) customers are often smaller in scale or lack the credit profile to enter into long-term contracts. Approximately 90% of C&I load is not serviceable by long-term contracts according to The Center on Global Energy Policy at Columbia University SIPA due to local regulatory constraints, economics, and/or scale or creditworthiness of the offtaker.

We expect that new approaches to project development, financing, and commercialization that differ from the approach deployed in California, Texas, and the Plains will be required in the future. This is particularly true in competitive markets such as PJM, NYISO, and ISO-NE, where rapidly growing demand is challenged by land constraints and limited availability of long-term contracts. Deep market knowledge and sophisticated commercial capabilities of experienced asset managers will be crucial to successfully developing renewables and energy storage projects in these regions.

Furthermore, as the fleet of renewables assets installed in the early 2010s begins to age, many will face expiring long-term contracts. Asset owners may choose to sell their projects to others who may be able to commercialize these assets more effectively. We believe we will be a natural buyer of operational assets coming off contract given our platforms.

Our Differentiated Business Model

We take an integrated and multidisciplinary approach to asset optimization and project development, bringing together skillsets from development, M&A, energy management, origination, project finance, and other areas. We believe that this collaborative approach provides differentiated market knowledge as well as an ability to make decisions quickly and allocate resources flexibly and efficiently. In markets that are land and/or interconnection constrained, such as many of the competitive markets, we believe that our development and M&A capabilities will continue to be a key differentiator for us as deployment of renewable and storage capacity scales up.

We believe that leveraging our scale in development and construction will create value over time. For example, developers of renewable projects have historically been constrained to project construction approaches that require fixed price, date certain, turn-key construction contracts. This limits the ability for developers to capture cross-project synergies, and transfers excess value to the contractor. We aim to standardize certain elements of our development and construction process across a number of projects to reduce costs while improving project quality. This may include initiatives such as scaling up our supply chain and creating standard engineering and design protocols.

Additionally, we take a more flexible approach to energy management than many traditional renewables developers. Many of our operating assets are project financed with long-term offtake contracts, and we intend to continue to contract a portion of our offtake capacity on an opportunistic basis. However, we employ a commercial strategy that leverages sophisticated risk management, marketing, and origination capabilities to operate a substantial portion of our projects in competitive markets and actively manage risk through shorter duration commodity hedges. We believe this strategy is essential to meet industry demand. To support this strategy, we expect to finance future growth predominantly at the corporate level while maintaining sufficient liquidity to allow us to manage through market cycles. We believe our energy management function will enable us to manage risk effectively while capturing excess margin without substantial proprietary trading.

Our Competitive Strengths

We believe the following key strengths have enabled us to become a leading provider of renewable generation and storage, and will position us for continued growth:

Equipped with an experienced team and the resources necessary to develop, acquire, own, and operate energy storage and renewables assets. We are exclusively focused on developing, owning, and operating renewables generation and energy storage assets. We have approximately 2.4 GW of existing operating assets. Our goal is to own and operate the projects we develop for the long term. Our development team is experienced in every aspect of the project development process, and our operations team employs sophisticated commercial methods to manage our assets and commodity risk. The majority of the development team at LS Power that focused on renewables and energy storage opportunities has joined REV. Almost every member of our executive management team has worked in the energy sector for over 20 years. Our team has significant experience in developing, operating and financing power generation facilities. Over the last 30 years, LS Power has successfully financed power generation projects through multiple market cycles.

An industry leader in energy storage. REV is an early mover in battery storage in the United States. Vista (40 MW) was the largest battery storage project in the U.S. when it was energized in 2018, and subsequently Gateway (250 MW) was the largest battery storage project in the world when it was energized in 2020. REV now owns and operates one of the largest grid-scale energy storage portfolios in the United States (over 1.9 GW), including 290 MW of battery storage. Over time, our company has developed the tools and expertise required to develop and operate storage assets that we believe will provide us with a competitive advantage for future growth in this sector.

Significant liquidity supported by strong operating cash flow from a diversified portfolio. On a pro forma basis, after giving effect to this offering and the concurrent SK private placement, we expect to have $             million of liquidity consisting of cash and available borrowing capacity. Over the twelve months ending September 30, 2021, our operating assets generated more than $             million of cash from operations. These cash flows are substantial and diversified across asset types, and when combined with our strong liquidity, we believe they position us to take advantage of a wide range of future growth opportunities while mitigating the need for us to raise external equity capital.

Flexible approach to growth including both organic development and opportunistic acquisitions. We have the capabilities across the full development lifecycle as well as a team with significant experience in acquiring development projects and operating assets. We plan to grow our business by originating development projects in house and by making acquisitions. We may also consider opportunistic dispositions of our assets as we will constantly seek to optimize our portfolio to generate value. We do not plan to rely exclusively on long-duration contracts which gives us additional flexibility in our approach to achieving our growth objectives and to responding to market conditions as they evolve.

Ability to operate assets in and manage the risks associated with competitive markets. Many states with the most ambitious goals for renewable power generation (such as Virginia, New York, California, and Illinois), and over 90% of our operating portfolio, are located in deregulated and competitive markets. Given our experience operating assets in these markets, we plan to limit our reliance on long-term offtake contracts and, instead, monetize the commercial attributes of our facilities by selling a variety of energy products, which we believe will create an advantage over time compared to many of our peers.

Operating pumped storage hydro portfolio is positioned for growth. Our leading pumped storage hydro facilities in PJM are among the most cost-effective storage resources in the country. However, limited renewables penetration in PJM results in relatively stable intraday pricing. As intermittent renewables become a larger part of the generation stack, intraday energy price volatility is expected to rise. This will create additional gross margin opportunities for pumped storage hydro facilities and support further renewables penetration.

Our Growth Strategy

We intend to leverage our competitive strengths to help transform the U.S. electric grid and to grow our platform. Key elements of our growth strategy include:

Strengthen our leading position in the battery storage market. We plan to leverage our advanced development pipeline, expertise, relationships and tools to bolster our battery storage market position. This includes completing several new battery storage projects in California by the end of 2024, where there is a large near-term market need. Additionally, as market conditions evolve and the economic returns available from longer duration storage increase, we intend to pursue expansions at existing assets.

Advance our differentiated pipeline of solar and wind development projects. We plan to continue to expand and advance our pipeline of solar and wind development projects, which we believe is differentiated relative to competitors. We have focused on building a portfolio of projects in markets with limited renewables penetration to date, ambitious near-term policy goals, and high barriers to entry for competitors, such as land constraints, interconnection / transmission challenges, and scarcity of advantaged solar and wind resources.

Employ a sophisticated commercial strategy to accelerate our pipeline and increase deal flow. Our experienced energy management team expects to hedge generation actively in competitive markets, which will allow us to mitigate risk without relying solely on traditional long-term contracts which have become increasingly discounted in recent years. We believe that our sophisticated commercial capabilities differentiate us from competitors who often rely on the certainty of long-term contracts to facilitate the financing and construction of renewables assets.

Create operational efficiencies as we grow. We are focused on operational excellence at all of our facilities and intend to capture portfolio synergies where possible. We believe our significant development pipeline will allow us to reduce unit costs by procuring equipment and services efficiently and at-scale. Our management team has a long track record of managing energy storage and renewable assets which we believe will allow us to create operational efficiencies as we grow.

Initial SK Investment and Concurrent Private Placement

On October 15, 2021, SK agreed to invest up to $400 million in Rev LLC. We expect the initial $300 million investment, which represents a 10.71% equity interest in Rev LLC (the “Initial SK Investment”), to close in the fourth quarter of 2021, upon receipt of certain regulatory approvals. In connection with its remaining investment, SK has agreed to purchase, and we have agreed to sell, in a concurrent private placement transaction, $100 million of common stock at a price per share equal to the initial public offering price in this offering. The closing of the concurrent private placement is subject to certain customary closing conditions and will be completed concurrently with the closing of this offering, but is not conditioned on the closing of this offering. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, accordingly, the shares of common stock issued to SK will not be registered under the Securities Act. Please read “Certain Relationships and Related Party Transactions—Agreements with SK—Concurrent Private Placement.”

Summary Risk Factors

Our business and our ability to execute our strategy are subject to many risks. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section of this prospectus captioned “Risk Factors” immediately following this Prospectus Summary and all of the other information in this prospectus. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such a case, the trading price of our common shares would likely decline and you may lose part or all of your investment. These risks include, but are not limited to, the following:

•

We are a newly formed corporation with a limited separate operating history and our historical financial information included herein does not fully reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

•	Electricity prices are volatile, and decreases in demand for and the price of electricity we sell may harm our business, financial condition, results of operations and cash flows.

•	Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business prospects.

•	If demand for energy storage does not continue to grow or grows at a slower rate than we anticipate, our business and results of operations may be impacted.

•	Our business strategy includes operating assets in competitive markets without long-term offtake agreements, and we expect our exposure to energy price volatility to increase.

•

Our hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements, each of which could have a material adverse effect on our business prospects, financial condition, results of operations and liquidity, which could impair our ability to execute favorable financial hedges in the future.

•	We sell the majority of our capacity and power into the PJM and CAISO markets, and any adverse regulatory developments with respect to those would have a material adverse effect on our business.

•	Our high levels of indebtedness could adversely affect our business.

•

We have experienced and may continue to experience delays, disruptions, or quality control problems in our manufacturing operations in part due to our third-party supplier and manufacturer concentration;

•

We depend on our senior management team and other key employees, and the loss of one of more of these employees or an inability to attract and retain other highly skilled employees could harm our business;

•	The ongoing coronavirus (COVID-19) pandemic or any other pandemic could adversely affect our business, financial condition and results of operations.

•

The projects in our development pipeline are in various stages of development, contracting, permitting, construction, and commissioning. There can be no assurance that our planned projects will commence operations timely, as described in this prospectus, or at all.

•	The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems that we do not own or control.

•	Disruptions in our supply chain for materials and components and increased logistics costs could adversely affect our financial performance.

•	We currently are, and expect to continue to be, dependent on a small number of EPC contractors and subcontractors for the successful completion of our projects.

•

Certain of our facilities are newly constructed and may not perform as expected. In addition, battery storage involves new technologies with relatively limited history with respect to reliability and performance.

•	We may experience equipment failure, including failures relating to solar panels and wind turbines.

•

Operation and maintenance of power generation and energy storage facilities involves risks that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

•	We are subject to complex environmental, health, and safety (“EHS”) laws and regulations that could affect the cost, manner, or feasibility of conducting our operations.

•

Our business and operating projects are subject to governmental regulation, permitting, and compliance requirements related to the sale of electricity, which could have a material adverse effect on our business, financial condition and results of operations.

•	LS Power will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

•

LS Power, non-employee directors and their affiliates will not be limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such persons to benefit from corporate opportunities that might otherwise be available to us.

•

Upon the listing of our common stock, we will be a controlled company within the meaning of the listing requirements of the              and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Implications of Being an Emerging Growth Company and a Controlled Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	presenting only two years of audited financial statements and only two years of selected financial data in connection with this offering;

•	an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of any or all of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than

$1 billion in nonconvertible debt during the previous three years; and (iv) the last day of the fiscal year during which we meet the following conditions: (1) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (2) we have been subject to public company reporting requirements for at least 12 months and (3) we have filed at least one annual report as a public company.

In addition, because LS Power will hold more than 50% of the voting power of our common shares, following this offering, we will be a “controlled company” under the corporate governance rules for             -listed companies. Therefore, we are permitted not to, and we have elected not to, comply with certain              corporate governance requirements. See “Management—Controlled Company Exemption”.

Rev LLC Merger

REV Renewables, Inc. was incorporated under the laws of the State of Delaware to become a holding company for Rev LLC’s assets and operations. Prior to this offering, (i) Rev LLC will merge with and into              (“Merger Sub”), a newly formed subsidiary of REV Renewables, Inc., with Merger Sub surviving the merger, and (ii) LS Power and SK will exchange all of their interests in Rev LLC for shares of common stock of REV Renewables, Inc. in the same proportions as the pre-merger equity interests in Rev LLC (which proportions in Rev LLC may change depending on the valuation of REV Renewables, Inc. based on the price paid by the public for our common stock in this offering). As a result of such transactions, Merger Sub will become a direct, wholly owned subsidiary of REV Renewables, Inc. and LS Power and SK will collectively own     % of REV Renewables, Inc. For additional information, please see “Share Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Party Transactions.”

Corporate Structure

The following diagram indicates our simplified ownership structure immediately following the consummation of this offering (assuming that the underwriters’ option to purchase additional shares is not exercised).

Corporate Information

REV Renewables, Inc. is a Delaware corporation formed in October 2021. Our principal executive offices are located at 1700 Broadway, 38th Floor, New York, New York 10019 and our telephone number at this address is (212) 615-3456. Our website is https://revrenewables.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING

Common stock we are offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock to be outstanding immediately after completion of this offering	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount.

Use of proceeds

We estimate, based on the initial public offering price of $             per share, that we will receive net proceeds from this offering of approximately $             million (or $             million if the underwriters exercise in full their option to purchase additional shares of common stock), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with net proceeds from the concurrent SK private placement, to fund growth capital expenditures, including expenditures related to our development project pipeline. Pending use of these proceeds for growth capital expenditures, we may use a portion of the proceeds for general corporate purposes, including for debt service obligations. See “Use of Proceeds.”

Controlled company

Upon completion of this offering, LS Power will continue to beneficially own more than 50% of the voting power of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the                 , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption” and “Certain Relationships and Related Party Transactions.”

Dividend policy	We do not expect to pay dividends on our common stock. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on The (the “ ”) under the symbol “RVR.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless we specifically state otherwise, all information in this prospectus assumes (i) the completion of the initial SK investment and the Rev LLC Merger and (ii) no exercise by the underwriters of their option to purchase up to an additional                  shares of common stock. The information above excludes:

•	shares of common stock reserved for issuance under our long term incentive plan (our “LTIP”), which we intend to adopt in connection with the completion of this offering; and

•

                 shares of common stock issuable to SK in the concurrent private placement with this offering, assuming a price per share of $            , the mid-point of the price range set forth on the cover of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OTHER DATA

REV Renewables, Inc. was formed in October 2021 and does not have historical financial operating results. The following table shows selected historical and pro forma combined financial data of our accounting Co-Predecessors, Bolt Battery Co-Predecessor and Hydro/Wind Co-Predecessor, for the periods and as of the dates presented.

We have derived the summary consolidated statements of operations and cash flows data for 2020 and 2019 and the consolidated balance sheet data as of December 31, 2020 and 2019 from our Co-Predecessors’ audited combined financial statements included elsewhere in this prospectus. The results of Bolt Battery Co-Predecessor reflect (1) the operations of the Vista project during all of 2019 and 2020 and (2) the operations of the Gateway project from the date it began commercial operations in August 2020. The results of Hydro/Wind Co-Predecessor reflect the operations of our pumped storage hydro and wind assets, other than: (1) results of Seneca Hydro for periods prior to its acquisition in July 2020; (2) results of a 50% undivided interest in Yards Creek for periods prior to its acquisition in September 2020; and (3) results of the second 50% undivided interest in Yards Creek, which was acquired in March 2021.

The summary unaudited pro forma combined statement of operations data for the year ended December 31, 2020 has been prepared to give pro forma effect to the operations of Seneca Hydro and Quattro for the full year ended December 31, 2020, the Contribution, and the Quattro debt financing and, with respect to pro forma share and per share information, also include the initial SK investment, concurrent SK private placement, Rev LLC Merger, and this offering in each case as if they had been completed on January 1, 2020, the first day of the fiscal year ended December 31, 2020.

The summary unaudited pro forma combined financial data are presented for informational purposes only and should not be considered indicative of actual combined results of operations that would have been achieved had the pro forma transactions reflected therein been consummated on the dates indicated, and do not purport to be indicative of statements of results of operations as of any future date or for any future period.

The summary of our consolidated financial data set forth below should be read together with the financial statements of our Co-Predecessors, Quattro and Seneca Hydro and the related notes, as well as our unaudited pro forma condensed combined financial statements and the related notes, in each case included elsewhere in this prospectus, and the sections captioned “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Bolt Battery Co-Predecessor (accounting acquirer and Co-Predecessor)				Hydro/Wind Co-Predecessor (Co-Predecessor)				Pro Forma

	Year Ended December 31,
	2020		2019		2020		2019		2020
									(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Energy and capacity revenues		$12,752		$7,447		$82,565		$71,707	$112,086
Gain (loss) on risk management activities		(8,085)		—		5,947		10,907	(2,138)
Other revenue		—		—		—		—	29,124

Total Revenue		4,667		7,447		88,512		82,614	139,072

Operating expenses:
Purchased power		—		—		19,287		14,398	23,189
Operations and maintenance		2,279		1,823		20,325		15,830	42,733
Project development		1,063		414		—		—	1,063
General and administrative		4,341		2,388		6,394		3,917	13,640
Depreciation and amortization		3,751		1,660		28,039		19,372	49,383
Accretion		—		—		229		206	229

Total operating expenses		11,434		6,285		74,274		53,723	130,237

Operating income (loss):		(6,767)		1,162		14,238		28,891	8,835
Interest expense, net		(981)		(114)		(31,001)		(20,451)	(40,071)
Loss on risk management activities		—		—		(756)		(967)	(756)
Other income, net		—		—		—		—	111
Income tax (expense) benefit		—		—		—		—	9,564

Net income (loss)		$(7,748)		$1,048		$(17,519)		$7,473	$(22,317)

Weighted-average number of units outstanding, basic and diluted (unaudited)

Earnings (loss) per unit, basic and diluted	$		$		$		$		$

Pro forma earnings per share information (unaudited)
Pro forma basic and diluted earnings per share (unaudited)
Pro forma weighted average shares outstanding—basic and diluted (unaudited)

	Bolt Battery Co-Predecessor (accounting acquirer and Co-Predecessor)		Hydro/Wind Co-Predecessor (Co-Predecessor)		Pro Forma

	Year Ended December 31,
	2020	2019	2020	2019	2020
					(unaudited)
	(in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$—	$677	$—	$—
Restricted cash	8,186	—	8,476	2,728
Total assets	335,839	121,120	1,171,806	547,567
Total liabilities	159,926	14,309	943,776	368,866
Total members’ equity	175,913	106,811	228,030	178,701
Statement of Cash Flows Data:
Net cash provided by operating activities	$23	$1,221	$16,475	$18,975
Net cash used in investing activities	(137,452)	(78,055)	(174,006)	(28)
Net cash provided by (used in) financing activities	144,939	77,069	163,279	(42,254)
Other Financial Data (unaudited):
Adjusted EBITDA(1)	$5,446	$3,236	$43,504	$46,499	$93,340

(1)

Adjusted EBITDA is not a financial measure calculated or presented in accordance with generally accepted accounting principles in the United States (“GAAP”). See “—Non-GAAP Reconciliation” below for information regarding our use of this non-GAAP financial measure and reconciliation to its most directly comparable GAAP equivalent.

Non-GAAP Reconciliation

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before net interest expense, depreciation, amortization and accretion expense, and income tax expense, as adjusted to exclude non-cash REC expense, development expense, offering costs, and mark-to-market gains and losses. Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure, as well as for internal planning purposes, including the preparation of our consolidated operating budget. We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis, because it includes adjustments intended to exclude items that are not indicative of the ongoing operating performance of the business. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative or superior to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

	Bolt Battery Co-Predecessor		Hydro/Wind Co-Predecessor		Pro Forma

	Year Ended December 31,
	2020	2019	2020	2019	2020

	(Unaudited, in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(7,748)	$1,048	$(17,519)	$7,473	$(22,317)
Interest expense, net	981	114	31,001	20,451	40,071
Depreciation, amortization and accretion expense	3,751	1,660	31,059	22,369	77,724
Income tax expense	—	—	—	—	(9,565)

EBITDA	(3,016)	2,822	44,541	50,293	85,914
Add:
Non-cash REC expense(1)	—	—	—	—	—
Development expense	1,063	414	—	—	1,063
Offering costs	—	—	—	—	—
Mark to market gains and losses	7,399	—	(1,037)	(3,794)	6,363

Adjusted EBITDA	$5,446	$3,236	$43,504	$46,499	$93,340

(1)	Non-cash expense deemed recognized on the sale of RECs held at the time of the Contribution.

RISK FACTORS

Investing in our common stock involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before you decide to purchase shares of our common stock. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. If any of those or the following risks occur, it could have a material adverse effect on our business, financial condition, financial performance, results of operations, liquidity, and prospects. In that case, the trading price of our common stock could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the section of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Our Industry

We are a newly formed corporation with a limited separate operating history and our historical financial information included herein does not fully reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

We were formed in October 2021, and, accordingly, we have a limited operating history as a standalone company. Our limited operating history as a standalone company makes it difficult to assess our ability to operate profitably. Although most of our assets and operating businesses have been operated by LS Power prior to our formation, their results, some of which are presented on a combined basis, as reflected in the historical financial statements included in this prospectus may not be indicative of our future financial condition or operating results as a consolidated company. We urge you to carefully consider the basis on which the historical financial information included herein was prepared and presented. Our future results will be dependent on, among other things, a number of factors and trends discussed in the “Business” section and elsewhere in this prospectus, and the risks discussed elsewhere in this “Risk Factors” section of this prospectus. Accordingly, we expect that predicting our future revenue and appropriately budgeting for our expenses as a consolidated company will be difficult and will be dependent on, among other things, our ability to manage market and other risks.

The ongoing coronavirus (COVID-19) pandemic or any other pandemic could adversely affect our business, financial condition and results of operations.

The ongoing coronavirus (COVID-19) pandemic has reached every region of the world and has resulted in widespread adverse impacts on the global economy. In response, we have modified certain business and workforce practices to conform to government restrictions and best practices encouraged by governmental and regulatory authorities. However, the quarantine of personnel or the inability to access our facilities could adversely affect our operations. Also, we have a limited number of highly skilled employees and third-party contractors operating our facilities, as well as developing and constructing assets in our development pipeline. If a large proportion of our employees or contractors in those critical positions were to contract COVID-19 at the same time, we would rely upon our business continuity plans in an effort to continue operations at our facilities and our development activities, but there is no certainty that such measures will be sufficient to mitigate the adverse impact to our operations that could result from shortages of highly skilled employees.

There is considerable uncertainty regarding how long the COVID-19 pandemic will persist and affect economic conditions, including as a result of new variants of the virus that are potentially more infectious or lethal, as well as whether governmental and other measures implemented to try to slow the spread of the virus, such as large-scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns that exist as of the date of this prospectus will be effective or whether new measures will be implemented or reinstated. Restrictions of this nature may cause us, our suppliers, construction contractors and other business counterparties to experience operational delays and delays in the delivery of materials and supplies and may cause milestones or deadlines relating to development of various projects to be missed, or delay the maintenance or repair of operating assets.

We have in the past experienced, and may continue to experience, delays in obtaining certain components and materials required for the construction of our assets, as well as delays in the construction work with respect to our assets, in part as a result of the COVID-19 pandemic. As a result, we could experience reductions in our sales and corresponding revenues in future periods, or could fail to complete our development projects in the manner and on the timeline described in this prospectus or at all. For example, our Diablo project has experienced significant delays stemming in large part from Engineering, Procurement and Construction (“EPC”) contractor delays. The EPC contractors have cited various supply chain disruptions, including as a result of COVID-19. If we are unable to reach COD by December 1, 2021, our primary offtaker for the Diablo project has the right to terminate its agreement with us.

In addition, worsening economic conditions could result in our customers, contractors or suppliers being unable or unwilling to fulfill their contractual obligations over time, or as contracts expire, to replace them with agreements on similar terms, which would impact our future financial performance. The effects of COVID-19 or any other pandemic on the global economy could adversely affect our ability to access the capital and other financial markets, and if so, we may need to consider alternative sources of funding for some of our operations and for working capital, which may increase our cost of, as well as adversely impact our access to, capital.

To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness and the need to generate cash flows to service indebtedness, as well as cyber-attacks.

Electricity prices are volatile, and decreases in demand for and the price of electricity we sell may harm our business, financial condition, results of operations and cash flows.

The amount of electricity consumed is affected primarily by overall demand for electricity, which may fluctuate in response to macroeconomic conditions, absolute and relative prices and availability of energy from various sources, energy conservation and demand-side management, as well as environmental and other governmental regulations. Decreases in the price of electricity may negatively impact our business and results of operations. The price of electricity could decrease as a result of:

•	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

•	relief of transmission constraints that enable lower-cost and/or geographically distant generation to access transmission lines less expensively or in greater quantities;

•	reductions in the price of natural gas or other fuels;

•	utility rate adjustment and customer class cost reallocation;

•	the amount of excess generating capacity relative to load in a particular market;

•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

•	development of smart-grid technologies that lower peak energy requirements;

•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times;

•	changes in the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide and the prices for renewable energy certificates;

•	the structure of the electricity market;

•	weather conditions and seasonal fluctuations that impact electrical load; and

•	development of new energy generation technologies which could allow our competitors and their customers to offer electricity at costs lower than those that can be achieved by us and our facilities.

If the cost of electricity generated by our facilities is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be materially adversely affected.

Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business prospects.

Demand for power is affected by a variety of factors, which are not necessarily within our control. Slow growth or an overall reduction in demand for power, such as through improvements in energy efficiency, could have a material adverse effect on our business prospects, financial condition and results of operations. Demand for renewables is affected by a complex interaction of economic and political pressures and environmental preferences. There are uncertainties associated with the timing of fossil fuel plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity. Slow growth or volatility in the demand for renewable energy specifically could also have a material adverse effect on our plan to grow our business and could, in turn, have a material adverse effect on our business prospects, financial condition and results of operations. A decline in prices for fossil fuels could, in some cases, cause demand for renewable energy to decrease and adversely affect the demand for our capacity and electricity generation.

Additionally, the renewable energy market, including some of our existing and planned facilities, currently benefits from the availability of certain financial and regulatory support, which often enhance the attractiveness of renewable energy to purchasers and the economic return available. Federal, state, local, and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy products to promote renewable electricity in the form of rebates, tax credits and other financial incentives, which widely vary in scope and duration by jurisdiction. To the extent these supports expire, it may reduce the demand for renewable energy. For example, some jurisdictions have renewable energy portfolio standards (“RPS”) for electric power generation, mandating that a certain percentage of the grid be powered by renewable energy. Several jurisdictions are expected to reach their current RPS targets within the next several years. If these targets are not increased, if they are decreased, or if other financial and regulatory incentives are not extended, demand for additional renewable generation capacity could decrease, and the economic value of our existing and planned facilities may be reduced, or they may otherwise be adversely impacted, which could have a material adverse effect on our business prospects, financial condition, and results of operations. Alternatively, to the extent such programs and incentives are implemented or extended but in a form where we are not eligible for them while our competitors or customers are, or where they provide relatively greater benefits to our competitors, it may impact demand for our products and services. For example, certain states may implement “Clean Energy Standards” which may, in addition to renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Any political changes in the jurisdictions in which we operate, particularly those that reduce, eliminate or cause to expire government incentives for renewable energy, may impact the competitiveness of renewable energy generally and reduce or halt the industry’s growth, and reduce or eliminate the economic value of certain of our projects, in particular.

If demand for energy storage does not continue to grow or grows at a slower rate than we anticipate, our business and results of operations may be impacted.

We cannot provide any assurances that utilities or commercial and industrial users will contract energy storage at levels sufficient to grow our business. The viability and demand for our energy storage assets, may be affected by many factors outside of our control, including:

•	cost competitiveness, reliability and performance;

•	levels of investment by end users of energy storage products, which may decrease when economic growth or energy demand slows;

•	the regulatory landscape;

•	expansion of electricity use across the global economy, including growth of the electric vehicle market;

•	strength of the renewable energy industry and associated integration opportunities for energy storage;

•	our ability to innovate our energy storage technology to keep pace with industry developments and customer expectations; and

•	the emergence, continuance or success of other alternative energy storage technologies.

Our battery storage business is also subject to a developing regulatory landscape at both the federal and state level. FERC Order 841 mandates that battery storage can participate in the demand response and ancillary markets, but the implementation of that order by grid operators involves uncertainties. In addition, to the extent states seek to regulate battery storage assets as transmission assets, we would be subject to additional regulatory burdens that might limit our ability to operate these assets profitably. Finally, the failure by state or federal lawmakers to provide incentives for the implementation of battery storage may also affect our profitability. If we do not manage these risks and overcome these potential difficulties outside of our control successfully, our business and results of operations may suffer.

Developments in alternative energy transition, energy efficiency technologies and energy storage may negatively impact the demand for our capacity, power generation and battery storage.

Renewable energy production and battery storage face competition from several other energy transition technologies, such as hydrogen and fossil fuel energy generation paired with carbon capture, utilization, and sequestration (“CCUS”), among others. Developments in such alternative technologies may materially and adversely affect demand for renewable energy or battery storage. For example, CCUS may improve the emissions profile of natural gas such that it maintains a role as a preferred alternative to renewable-based electricity generation. Separately, hydrogen may be deemed a better means of energy production than renewables or a better long-term or long-distance energy storage mechanism than batteries. Regulatory bodies may also adopt rules that substantially favor certain forms of electricity generation and storage over others, which may not necessarily include renewables or battery storage. Furthermore, our energy storage business is in part based on the assumption that lithium-ion battery or similar electrochemical technologies will continue to be the primary solution to solar and wind intermittency. Should alternative technologies emerge that limit the demand for these technologies, our long-term growth, business, results of operations and financial condition may be adversely impacted. If any of the above cause or contribute to a lower demand for electricity generated from renewable sources or battery storage, it could materially and adversely affect our business, financial condition, or results of operations.

Additionally, advances in energy efficiency technologies may reduce the demand for electricity and, subsequently, for our products and services. For more information, see our risk factor titled “Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business prospects.”

Our business strategy includes operating assets in competitive markets without long-term offtake agreements, and we expect our exposure to energy price volatility to increase.

One of our fundamental business strategies is to operate a portion of our assets in competitive markets without long-term power purchase, resource adequacy, or other offtake agreements. As of September 30, 2021,

approximately     % of our generation and capacity was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. The remaining portion is sold on the open market, and we expect these sales to represent a larger percentage of sales from our assets going forward. The success of our commercialized power business depends upon favorable market conditions including the ability to sell power at prices sufficient to cover our operating costs. We operate in active wholesale markets that expose us to price volatility for electricity and capacity as well as the credit risk of counterparties. This could lead to less predictable revenues and to the extent we do not enter into long-term agreements or otherwise effectively hedge our output and capacity, fluctuations in market prices could have a material adverse effect on our results of operations, financial condition or cash flows.

Our hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements, each of which could have a material adverse effect on our business prospects, financial condition, results of operations and liquidity, which could impair our ability to execute favorable hedges in the future.

We intend to sell a significant portion of the electricity we generate on the open market at spot-market prices. In order to stabilize a portion of the revenue from such sales, we enter into hedging arrangements through a wide range of product types, including but not limited to (1) forward sales and purchases of electricity, (2) capacity, (3) financial transmission rights and (4) RECs. Hedging products may consist of physical power, financial swaps and options, power purchase agreements, or structured transactions. We may also acquire additional assets in the future with similar hedging agreements. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the excess production will not be hedged and the related revenues will be exposed to market price fluctuations. These risks will further increase as we increase power market trading activities.

We would also incur financial losses as a result of adverse changes in the mark-to-market values of the financial swaps or if the counterparties to our hedging contracts fail to make payments when due. We could also experience a reduction in cash flow if we are required to post margin in the form of cash collateral to secure our delivery or payment obligations under these hedging agreements. To the extent we post letters of credit, the borrowing capacity under any credit facilities under which these letters of credit are issued would be correspondingly reduced.

We sometimes seek to sell forward a portion of our RECs or other environmental attributes to fix the revenues from those attributes and hedge against future declines in prices of RECs or other environmental attributes. If our projects do not generate the amount of electricity required to earn the RECs or other environmental attributes sold forward, or if for any reason the electricity we generate does not produce RECs or other environmental attributes for a particular state, we may be required to make up the shortfall of RECs or other environmental attributes through purchases on the open market or make payments of liquidated damages. Further, current market conditions may limit our ability to hedge sufficient volumes of our anticipated RECs or other environmental attributes, leaving us exposed to the risk of falling prices for RECs or other environmental attributes. Future prices for RECs or other environmental attributes are also subject to the risk that regulatory changes will adversely affect prices.

We sell the majority of our capacity and power into the PJM and CAISO markets, and any adverse regulatory developments with respect to those would have a material adverse effect on our business.

We operate in a limited number of markets and a significant portion of our revenues are derived from the PJM and CAISO markets. All of our battery storage capacity is located in CAISO, and all of our pumped storage hydro capacity is located in PJM. Approximately 31% of our current renewables generation capacity is located in PJM. Adverse developments in these regions, including long interconnection queue processes, especially in PJM, may adversely affect us. Currently, the queue times for new interconnection filings are approximately five years for PJM and three to four years for CAISO. PJM is currently evaluating reforms to its interconnection queue process. While we do not know how the reforms could ultimately be implemented, changes in the PJM interconnection process could result in even longer queue times and/or increased interconnection costs, which could result in our development projects currently in the PJM queue being delayed or result in increased development costs. The effect of adverse regional developments, especially the PJM and CAISO markets, may be greater on us than on our more geographically diversified competitors.

Our high levels of indebtedness could adversely affect our business.

As of September 30, 2021, we had approximately $1.75 billion of total consolidated indebtedness, all of which is at the project level. We expect to continue to have significant debt and interest expense for the foreseeable future.

The project financing that we use to fund the construction and operation of our assets is primarily limited recourse and payment of the interest and principal on the financing is made primarily from the revenues generated by such assets once operations commence through the sale of energy, capacity and RECs, as well as the monetization of certain federal tax benefits available to us. If our revenues decline, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition.

Our project financing and other debt agreements contain covenants consistent with market practice that impose significant restrictions on the way we operate our business, including requirements that we maintain our subsidiaries as distinct and separate entities and restrictions on our ability to:

•	incur additional indebtedness or guarantee indebtedness of others;

•	make certain loans or investments;

•	maintain certain leverage ratios as defined in the applicable agreement;

•	pay distributions or dividends to our stockholders, and receive distributions from our subsidiaries;

•	repurchase shares of our common stock; or

•	sell our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue other business activities that may otherwise be in our interest.

Moreover, under our financing arrangements, certain of our assets and the equity interests in certain of our project subsidiaries are subject to first lien security interests. As a consequence, even if we are permitted to incur additional debt under our existing financing agreements, to the extent any such financing would require security, we may have difficulty obtaining or may not be able to obtain financing because our available unsecured assets are insufficient to secure such debt. For additional information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Agreements and Note Purchase Agreements.”

We operate in a highly competitive industry and if we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue, or achieve and sustain profitability.

The power generation industry is characterized by intense competition and our electric generation assets encounter competition from utilities, industrial companies and independent power producers, in particular with respect to uncontracted output. In light of these market conditions, we may not be able to sell electricity or capacity at prices that permit operation of the related facility on a profitable basis. In addition, we believe many of our competitors have well-established relationships with our current and potential suppliers, lenders and customers, and have extensive knowledge of our target markets. As a result, these competitors may be able to respond more quickly to evolving industry standards and changing customer requirements than we will be able to. The adoption of more advanced technology could reduce our competitors’ power production costs resulting in their having a lower cost structure than is achievable with the technologies currently employed by us and adversely affect our ability to compete. In addition, to the extent we are unable to hire and retain key personnel, our business will be adversely affected.

From time to time, we may also engage in commodity trading activities independently from our renewable power generation and energy storage assets, specifically with respect to RECs. These activities are subject to inherent risks, including exposure to price volatility.

In addition to generating revenue through the sale of RECs generated by our assets, we may also engage in trading activities with respect to RECs independently from those generated by our assets. Due to the inherent uncertainty involved in price movements and potential deviation from historical pricing behavior, we are unable to assure that our risk management tools and metrics will be effective to protect against material adverse effects on our business, financial condition and results of operations. Factors, such as future prices and demand for RECs, power and other energy-related commodities, become more difficult to predict and the calculations become less reliable the further into the future estimates are made. As a result, we cannot fully predict the impact that some of our trading activities may have on our business, results of operations, financial condition and cash flows.

Risks Related to Our Growth and Development Activities

The projects in our development pipeline are in various stages of development, contracting, permitting, construction, and commissioning. There can be no assurance that our planned projects will commence operations timely, as described in this prospectus, or at all.

We have not yet commenced commercial operations or entered into binding construction contracts or obtained all necessary environmental, regulatory, construction and zoning permissions for a number of projects in our development pipeline. In order to grow our business, we are required to conduct early stage development activities, including seeking site control and initiating interconnection applications, for a larger number of projects than we expect will actually be constructed and ultimately achieve operations. There can be no assurance that we will be able to effectively convert a sufficient number of early stage development projects into operating projects the rate required to meet our targeted growth. Consistent with industry practice, we do not expect that every project in our development pipeline will achieve commencement of operations. Some portion of our pipeline may face siting, permitting, construction, or other challenges that prove prohibitive to further project development, or may ultimately prove unattractive as market conditions change. As a result, we may choose to cancel, delay, or accelerate projects in the pipeline on an opportunistic basis.

In addition, expenses related to our pursuit of contracts and regulatory approvals related to the projects in our development pipeline may be significant and will be incurred by us regardless of whether these assets are ultimately constructed and operational. Further, we may invest capital in early stage projects that do not ultimately proceed or achieve COD and we will not realize any return on such investments. Later stage projects are also subject to permitting and other risks. We will not receive any material increase in operating cash flows until a project is completed, even though we may have expended considerable funds during the development or construction phases, which may be prolonged.

In addition, the construction of power generation and energy storage assets is inherently subject to the risks of cost overruns and delays and related disputes with construction contractors, which we have experienced in the past, including at the Diablo construction site, and may continue to experience. Our construction contractors may not be able to perform their agreements with us, or may perform them poorly, including, but not limited to, as a result of unavailability of materials or labor, lack of skill or experience, labor disruptions (in particular among those contractors with a unionized labor force), financial difficulties, including bankruptcy or insolvency, or other reasons within and outside the control of such contractor. Contracts required for the development of our projects, including interconnection agreements, may not be obtained on commercially favorable terms or without significant delay, if at all, and we may not be able to obtain all of the land use, environmental, regulatory, construction and zoning permissions we need, on acceptable terms, without significant delay, or at all.

We may be subject to local opposition to construction, including efforts by environmental groups and Indigenous peoples, which may interfere with operations, adversely impact the use and enjoyment of our real property rights with respect to our generating assets, as well as attract negative publicity or have an adverse impact on our reputation. We have in the past, and may in the future, be subject to disputes with local communities, including Indigenous peoples, regarding the use of certain aspects of our assets, facilities and land, and have in the past, and may in the future, be required to enter into settlement agreements providing for such use, on terms that include, among others, lump sum payments, royalty payments or restrictions on our business.

In addition, negative public perceptions regarding the suitability of energy storage assets, such as lithium-ion batteries, for energy applications or any future incident involving energy storage assets, such as a plant, vehicle or other fire, such as the Victorian Big Battery fire in August 2021, even if such incident does not involve our own storage assets, could adversely affect our business and reputation and may have an adverse effect on the reputation of energy storage projects generally. A materialization of any of these risks could adversely affect our ability to achieve growth in the level of our cash flows or realize benefits from future projects, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to construct, commission and operate all of our projects as described in this prospectus, or, when and if constructed, they do not accomplish the goals described in this prospectus, or if we experience delays or cost overruns in construction, our business, operating results, cash flows and liquidity could be materially and adversely affected. If the power generation and energy storage projects in our pipeline do not achieve COD when expected due to construction and completion delays, we may be obligated to pay liquidated damages to offtakers for those projects, our offtakers may exercise their right to terminate their contracts with us, and we may lose eligibility for the investment and production tax credits associated with such facilities, all of which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems that we do not own or control.

We own only limited interconnection facilities to connect our projects to the electricity grid and do not own or operate electricity transmission facilities. Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems owned and operated by others to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. In some cases, there may be significant queues for interconnection and delays in processing interconnection requests, including in PJM. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the maintenance, operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, damage as a result of natural or man-made disasters, hazards and factors or the failure of expansion of transmission facilities on a reasonable timeline or at all, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our business, financial condition, results of operations and cash flow.

Disruptions in our supply chain for materials and components and increased logistics costs could adversely affect our financial performance.

We are subject to risk from fluctuating market prices of certain raw materials, including steel and aluminum, which are used in the construction and maintenance of our assets. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Some of the components and materials related to our assets are sourced from outside of the United States through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the COVID-19 pandemic, shipping and transportation constraints, and other supply chain disruptions. Political, social, or economic instability in regions where these components and materials are made could cause future disruptions in trade. Actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. In addition, to the extent U.S. federal legislation is passed that requires or incents companies to source more equipment or components from domestic sources, it could result in increased costs. Significant price increases for these raw materials could reduce our operating margins, and could harm our business, financial condition, and results of operations.

In particular, lithium, cobalt and nickel, are critical inputs in the manufacturing of batteries, including the batteries used in our energy storage projects. These raw materials are in high demand, subject to price fluctuations and of limited availability. If manufacturers are not able to procure enough of these components or procure them in a timely manner, there may be a battery shortage, which would have a material adverse effect on the development of our battery storage projects and in turn our business, financial condition, results of operations and cash flows.

We cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States (including restrictions by the U.S. government on sourcing components or materials from certain companies for national defense or security reasons) or other foreign governments, including the likelihood, type, or effect of any such restrictions. Trade restrictions, including embargoes, safeguards, and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and our vendors, which could delay or adversely affect the scope of our projects under construction, or prevent us from timely repairing and maintaining our operating assets, and adversely affect our business, financial condition or results of operations.

Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety, and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of components and raw materials, or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

We do not own all of the land on which the projects in our portfolio are located.

Many of our projects are located on land occupied under long-term leases. The ownership interests in the land subject to these easements, leases and rights-of-way may be subject to mortgages securing loans or other liens and other easements, lease rights and rights-of-way of third parties, rights to develop minerals, including oil and gas, and other rights that were created prior to our rights in the land. As a result, our rights under such easements, leases or rights-of-way may be subject, and subordinate, to the rights of these third parties. Additionally, our operations located on properties owned by others are subject to termination for violation of the terms and conditions of the various easements, leases or rights-of-way under which such operations are conducted. Any loss or curtailment of our rights to use the land on which our projects are or will be located could have a material adverse effect on our business, financial condition, or results of operation.

We may not be able to effectively identify or consummate future acquisitions on favorable terms, or at all, which may hinder our growth strategy.

Our business strategy includes growth through the acquisitions of additional generation and storage assets (including through corporate acquisitions), including potential facility sites, to add to our development pipeline. This strategy depends on our ability to successfully identify and evaluate acquisition opportunities, have sufficient capital resources to finance acquisitions, and consummate acquisitions on favorable terms. However, there may be a limited number of acquisition opportunities, including viable renewable energy generation and energy storage facility sites. In addition, we will compete with other companies for these limited acquisition opportunities, which may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater financial, human and other resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our financial or human resources permit. If we are unable to identify and consummate accretive future acquisitions on favorable terms, it will impede our ability to execute our growth strategy.

In addition, we may not have sufficient access to capital on favorable terms or at all when opportunities arise. An inability to obtain the required or desired financing could significantly limit our ability to consummate future acquisitions and effectuate our growth strategy. If financing is available, our interest expense could increase, and we may be subject to additional or more restrictive covenants. Similarly, the issuance of additional equity securities as consideration for acquisitions could cause significant stockholder dilution. Our ability to consummate future acquisitions may also depend on our ability to obtain any required regulatory approvals for such acquisitions, including approval by FERC under Section 203 of the FPA. In addition, our ability to acquire operating assets may be affected by a determination by FERC that, due to our existing asset ownership or affiliation with LS Power, the acquisition would result in excessive horizontal or vertical market power, create barriers to entry to the energy, capacity, or ancillary services markets, or enable us to engage in abusive affiliate transactions or market manipulation. Further, even if FERC may ultimately approve a transaction, it may require mitigation measures, to be implemented as a result of such determination.

Furthermore, the acquisition of companies and assets is subject to substantial risks, including the failure to identify material undisclosed risks during due diligence (for which we may not be indemnified post-closing), the risk of overpaying for assets (or not making acquisitions on an accretive basis) and the ability to retain customers and key personnel of acquired companies. Further, the integration and consolidation of acquisitions requires substantial human, financial and other resources and, ultimately, our acquisitions may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurance that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may face significant barriers to enter new markets, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

Regional electricity markets have traditionally been characterized by significant barriers to entry, including the requirements to meet performance requirements or RTO specifications, costs of permitting and licensing and other local regulatory requirements. If we are not able to overcome these barriers without significant delay or at all, our business, financial condition and operating results will be negatively impacted and our ability to grow our business may be harmed.

We may not be able to optimize operations by co-locating solar generation and battery storage projects because of regulatory approval, site permitting, and other risks.

Although co-locating solar and battery infrastructure provides numerous benefits and efficiencies by reducing construction costs, it may complicate certain construction and operational processes. Moreover, while thermal runaway events resulting in fires and explosions associated with battery storage projects may be rare, solar generation assets could face physical and reliability risks to the extent co-located with lithium-ion based battery storage. Such risks could make it more difficult to or otherwise delay obtaining permits from applicable governmental authorities, insurance providers, or financing sources necessary for the construction of battery storage co-located with solar facilities. Installing battery capacity at a renewable energy site may produce additional grid connection management fees, energy regulatory approvals, DC coupling concerns, and create potential interference between solar output and battery dispatch. In addition, and especially at existing renewable energy generation facilities where battery capacity is being added, existing land rights and land use approvals may be limited to specific forms of power generation and require amendments as well as new permits necessary for the construction of co-located generation and storage assets. Failure to timely obtain lease amendments, land use approvals, or permits for projects involving the co-location of solar generation and battery storage may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We currently are, and expect to continue to be, dependent on a small number of EPC contractors and subcontractors for the successful completion of our projects.

Timely and cost-effective completion of our projects in compliance with agreed specifications is central to our business strategy and is highly dependent on the performance of a small number EPC contractors and subcontractors, who are in high demand, particularly contractors with experience in engineering, procurement, and construction for battery storage facilities. The ability of our EPC contractors and subcontractors to perform successfully under their agreements with us is dependent on a number of factors, including, but not limited to, their ability to:

•	design and engineer each of our facilities to operate in accordance with specifications;

•	engage and retain third-party subcontractors and procure equipment and supplies;

•	effectively respond to difficulties such as equipment failure, delivery delays, schedule changes and failures to perform by subcontractors, some of which are beyond their control;

•	attract, develop and retain skilled personnel, including engineers;

•	post required construction bonds and comply with the terms thereof;

•	manage the construction process generally, including coordinating with other contractors and regulatory agencies; and

•	maintain their own financial condition, including adequate working capital.

Although some EPC contracts may provide for liquidated damages if the contractor fails to perform in the manner required with respect to certain of its obligations, the events that trigger a requirement to pay liquidated damages may delay or impair the operation of the applicable facility, and any liquidated damages that we receive may be delayed, capped or otherwise insufficient to cover the damages that we suffer as a result of any such delay or impairment. Furthermore, we may have disagreements with our contractors about different elements of the construction process, which could lead to the assertion of rights and remedies under their contracts and increase the cost of the applicable facility or result in a contractor’s unwillingness to perform further work. If any contractor is unable or unwilling to perform according to the negotiated terms and timetable of its respective agreement for any reason or terminates its agreement for any reason, we would be required to engage a substitute contractor, which could be particularly difficult as demand for skilled and experienced EPC contractors increases. This would likely result in significant project delays and increased costs, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity and prospects, including as a result of loss of eligibility for certain tax credits, potential obligations to pay damages to offtakers for failure to operationalize facilities on the contractually prescribed timeline, or termination of offtake contracts by the customer.

Risks Related to Our Operating Assets

Certain of our facilities are newly constructed and may not perform as expected. In addition, battery storage involves new technologies with relatively limited history with respect to reliability and performance.

Certain of our assets, are newly constructed, and we have a pipeline of assets under construction. The ability of these facilities to meet our performance expectations is subject to the risks inherent in newly constructed facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures, outages and design and/or construction flaws and latent defects. We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. For example, battery storage facilities utilize new technologies with relatively limited history with respect to reliability and performance. There is no guarantee that such new technologies will perform as anticipated. The failure of a newly constructed asset or new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project or existing asset and, as a result, our business prospects, financial condition and results of operation.

If any of our battery storage assets contain manufacturing defects or any undetected defects, errors or bugs in hardware or software, our business and financial results could be adversely affected.

Our battery storage assets are complex energy solutions developed by third party vendors with various components of hardware and software sourced from third parties. We rely on our OEM suppliers and contract manufacturers to control the quality of our battery storage assets. We do not manufacture the batteries or other components of the battery storage assets. As a result, our ability to seek recourse for liabilities and recover costs depends on our contractual rights as well as the financial condition and integrity of such OEM suppliers and contract manufacturers that supply us with the batteries and other components of our battery storage assets. Such products may contain undetected or latent errors or defects. In the past, we have from time to time discovered latent defects in energy storage products, and have experienced defects in workmanship.

As an example, on rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries, resulting in explosion, personal injury and facility damage, which may require temporary or permanent closure of the facility. This faulty result could subject us to lawsuits, reputational damage, recalls of batteries used in our facilities, and prolonged outages, all of which would be time consuming and expensive, even if ultimately decided in our favor.

In connection with such defects in the future, we could incur significant expenses or disruptions of our operations. Any manufacturing defects or other failures of our battery storage assets to perform as expected could cause us to incur significant costs, divert the attention of our personnel from operating and maintenance efforts, expose us to adverse regulatory action, and significantly and adversely affect our business operations. Furthermore, our OEM suppliers and contract manufacturers may be unable to correct manufacturing defects or other failures of any energy storage products in a manner and on a timeline satisfactory to us, which could adversely our business operations. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions.

Any defects or errors in our assets, or the perception of the risk of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition, and results of operations:

•	expenditure of significant financial resources in efforts to analyze, correct, eliminate, or work around errors or defects;

•	interruptions or delays in operations;

•	delayed or lost revenue;

•	negative publicity and reputational harm;

•	significant personal injury or loss of life;

•	damage to and destruction of property, plant and equipment and contamination of, or damage, to the environment;

•	security vulnerabilities, data breaches, and exposure of confidential or proprietary information;

•

legal claims and regulatory proceedings under applicable laws, rules, and regulations, the defense of which may cause us to incur significant expenses and divert management attention, even if ultimately decided in our favor; and

•	the expense and risk of litigation.

Although we have contractual protections in many of our agreements with our vendors and manufacturers, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from all claims. Even where contractual protections exist, we may not be able to enforce these protections, whether as a result of insolvency of the counterparty or otherwise. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims.

Counterparties to our agreements may not fulfill their obligations and, as the contracts expire or if they are terminated, we may not be able to replace them with agreements on similar terms in light of increasing competition in the markets in which we operate.

A portion of our power generation, capacity and ancillary services is sold under long-term agreements with either public utilities, industrial users or commercial end-users, with a weighted average remaining duration as of September 30, 2021 of approximately              years.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our purchasers and therefore, the credit risk of such purchasers. Our credit procedures and policies may not be adequate to fully reduce purchaser credit risk. If, for any reason, any of the purchasers under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance. To the extent an offtaker fails to perform under a contract, we may have to sell our electricity at market prices, which could be substantially lower than the price provided in the applicable offtake agreement. Our inability to enter into new or replacement offtake agreements or to compete successfully against current and future competitors in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In some instances, we also commit to sell minimum levels of generation on an annual basis to the power purchaser. If the project generates less than the committed minimum volumes, we may be required to buy the shortfall of electricity or capacity (or RECs and other environmental attributes) on the open market or make payments of liquidated damages or be in default under a PPA, which could result in its termination.

Our contracts with our customers are subject to termination under certain circumstances.

Our contracts with our customers contain various termination rights. For example, our long-term agreements contains various termination rights allowing offtakers to terminate the contract, including, without limitation:

•	the revocation of certain legal, governmental or regulatory authorizations or licenses;

•	the occurrence of certain uncured payment defaults;

•	the occurrence of an insolvency event;

•	the occurrence of certain uncured, material breaches; and

•	if we fail to commence commercial operations or achieve other milestones with the agreed timeframes.

We may not be able to replace these contracts on desirable terms, or at all, if they are terminated. Contracts that we enter into in the future may contain similar or more adverse provisions. If any of our current or future contracts are terminated, such termination could have a material adverse effect on our business, contracts, financial condition, operating results, cash flows, liquidity and prospects.

Supplier concentration may expose us to significant financial credit or performance risks.

We often rely on a single contracted supplier or a small number of suppliers for the provision of equipment, technology and/or other services required for the construction of our facilities. In addition, certain of our suppliers provide long-term warranties with respect to the performance of their products or services. If any of these suppliers cannot perform under their agreements with us, or satisfy their related warranty obligations, we may not be able to enter into replacement agreements on favorable terms or at all, and we will need to utilize the marketplace to provide or repair these products and services. There can be no assurance that the marketplace can provide these products and services as, when and where required, or at acceptable prices. We also may be required to make significant capital contributions to remove, replace or redesign equipment that cannot be supported or maintained by replacement suppliers, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of any supplier to fulfill its contractual obligations to us could have a material adverse effect on our financial results. Consequently, the financial performance of our facilities is dependent on the credit quality of, and continued performance by, our suppliers and vendors.

Our operations are subject to a series of risks related to meteorological conditions and physical climate change impacts.

Climate change may increase the frequency or intensity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, extreme heat or ice storms and may have the long-term effect of changing weather patterns in ways that are difficult to anticipate, which may result in damage or destruction to our assets or to assets required for electricity transmission, affect the availability of water for or our ability to release water from our pumped storage hydro facilities, or otherwise require us to incur costs, or elicit changes in energy regulations in the jurisdictions in which we operate, which may result in, among other impacts, increased compliance costs, reduced revenues or incentives, restrictions on our operations, and difficulties in obtaining or maintaining permits, licenses or authorizations required for our business. A disruption or failure of electric generation, transmission or distribution systems may prevent us from operating in the normal course.

Certain of our operations are dependent on particular meteorological conditions. Climate change may have a long-term or permanent effect on meteorological patterns, including the frequency or intensity of wind, precipitation, or of factors that affect solar irradiation (such as cloud cover) at our projects. Furthermore, components of our systems, such as solar panels and inverters, could be damaged by severe weather, such as wildfires, hailstorms, tornadoes, hurricanes, freezing temperatures or other winter weather conditions. Replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our renewable assets. For example, our pumped storage hydro facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrological patterns, such as droughts. In the event of severe flooding, our facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired.

Although we base our investment decisions with respect to each renewable generation facility on the findings of solar and wind studies conducted on-site prior to construction or based on historical conditions at existing facilities, actual climatic conditions at a facility site, particularly wind and solar conditions, may not conform to the findings of these studies and may be affected by variations in weather patterns, including any potential impact of climate change. In addition, climate change may have the long-term effect of changing wind patterns, causing changes in expected electricity generation for wind generation projects. Therefore, our solar and wind energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition, results of operations and cash flows.

We may experience equipment failure, including failures relating to solar panels and wind turbines.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Solar panels and wind turbines have shorter lifespans than hydroelectric assets. Spare parts for wind turbines and solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, modules, turbines, towers and other system components and equipment associated with wind and solar power plants. Any resulting delay in replacing or repairing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any of these events may result in our company being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

Operation and maintenance of power generation and energy storage facilities involves risks that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Natural risks such as earthquakes, floods, lightning, hurricanes and winds, tornadoes, heavy rains and other natural disasters, and manmade hazards, such as fires, explosions, structural collapse and machinery failures, acts of war or terror, infrastructure breakdowns and labor unrest are inherent risks in our operations. Unplanned outages of generation or storage assets, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of the business. Unplanned outages typically increase operation and maintenance expenses, capital expenditures and may reduce revenues as a result of selling less power or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy forward power sales obligations. The length and impact of unplanned outages may be further exacerbated by disruptions in the supply chain for materials and components and labor required for maintenance and repair, as a result of the COVID-19 pandemic or otherwise. Our inability to operate our electricity generation and energy storage assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. The potential impact of unplanned outages is exacerbated due to the seasonality of our business, which renders us heavily dependent on efficient operation of our projects during relatively short periods of the year.

We maintain an amount of insurance protection that we consider adequate but cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions, including named windstorm coverage, and other limitations. A loss for which we are not fully insured (which may include a significant judgment against any facility or facility operator) could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in the treatment of renewable energy certificates may adversely impact our business.

We currently generate a portion of our revenue from the sale of RECs, and we may also engage in trading activities with respect to RECs independently from those generated by our assets. RECs represent the “renewable” nature of the electricity. Creation of RECs depends on the type of renewable energy and can include other criteria such as location, size, date of operation of the project and energy delivery needs. RECs are sometimes sold bundled with electricity in power purchase agreements that we are party to and other times may be sold separately to entities seeking to neutralize the emissions associated with their purchase and use of electricity from non-renewable sources. The demand for RECs, and their associated price, may change depending on the availability of renewable electricity in a particular jurisdiction and the need for entities to purchase such RECs to meet regulatory or other requirements or expectations. To the extent that renewable energy becomes more prevalent, the price of RECs may fall, which may adversely impact our revenues from the sale thereof. In addition, some jurisdictions may favor certain types of renewable power generation over others with respect to the creation and value of RECs, and generation from certain assets, such as pumped storage hydro, may only qualify for lower-value RECs, if at all. Requirements related to the creation and value of RECs are subject to change, and we cannot guarantee that we will always generate higher value RECs. Moreover, regulatory changes that lower the value assigned to RECs generated in connection with certain of our assets have the potential to materially and adversely impact our financial condition and results of operation.

We are required to comply with complex recordkeeping requirements associated with our generation and sale of RECs. These requirements can become more complex when the RECs are separated from the electricity produced from our renewable energy projects. If we do not comply with these requirements, we may have fewer RECs than expected. Additionally, such separate sales may impact how we are allowed to characterize the REC-less electricity, which may hinder our ability to sell electricity or otherwise adversely impact our results of operations. For more information see “Business—Environmental Laws and Regulations—Renewable Energy Certificates”.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.

The occurrence of dam failures at any of our pumped storage hydro projects or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our pumped storage hydro stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability. A dam failure at a pumped storage hydro station or dam operated by a third party could result in new and potentially onerous regulations that could impact our facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.

Risks Related to the Regulatory Environment

Our business and operating projects are subject to governmental regulation, permitting, and compliance requirements related to the sale of electricity, which could have a material adverse effect on our business, financial condition and results of operations.

Our operating companies are public utilities as defined in the Federal Power Act (“FPA”) and are subject to rate regulation by FERC. Our future projects in the United States will also likely be subject to such rate regulation once they are placed into service. Certain of our operating companies are QFs exempted from rate regulation by FERC. FERC regulations require our other public utility operating companies to have a tariff or tariffs on file with FERC for wholesale sales of energy, capacity and ancillary services. FERC has authorized certain of our operating projects to charge market-based rates for these services, subject to compliance with ongoing compliance and reporting obligations. FERC may revoke or revise an entity’s authorization to make such sales at market-based rates if FERC determines that such entity and its affiliates can or do exercise horizontal or vertical market power, create barriers to entry to the energy, capacity, or ancillary services markets, or engage in abusive affiliate transactions or market manipulation. REV Renewables and certain intermediate entities between REV Renewables and our operating companies are “holding companies” under the Public Utility Holding Company Act of 2005, as amended, or “PUHCA,” which includes certain reporting, accounting, and books and records requirements. Our operating companies are “Exempt Wholesale Generators,” or “EWGs,” as defined under PUHCA or OFs under PURPA. Accordingly, REV Renewables and intermediate holding companies below REV Renewables are exempt from most PUHCA requirements as holding companies solely with respect to EWGs and QFs. Any change in regulations under PUHCA, or any change in the nature or status of our projects or affiliates, could result in the loss of the exemptions and application of the PUHCA reporting, accounting, and books and records requirements to us and certain of our operating companies, which may increase our regulatory compliance and other costs or place restrictions on our business. Violations of FERC compliance and reporting requirements under the FPA or PUHCA may result in imposition of criminal and civil penalties, including civil penalties of up to approximately $1.3 million per day per violation, and other possible sanctions.

Most of our projects are located in regions in which the wholesale electric markets are administered by RTOs, including several projects in the CAISO market and PJM market, which includes the District of Columbia and all or part of 13 states in the Mid-Atlantic and Midwest. RTOs also are regulated by FERC but can impose rules, restrictions and terms of service subject to review and challenge at FERC that are quasi-regulatory in nature. These RTO rules, restrictions, and terms of service can have a material impact on our business. For example, some RTOs have developed bid-based locational pricing rules for the energy markets that they administer as well as bidding, scheduling and market behavior rules intended ensure system reliability and effective functioning of the markets and to curb the potential exercise of market power in the market. These actions could materially affect our ability to sell, and the price we receive for, our energy, capacity and ancillary services. Failure to comply with the rules established by an RTO also may result in imposition of criminal and civil penalties, including civil penalties of up to approximately $1.3 million per day per violation, and other possible sanctions.

Our projects also must comply with reliability standards established by the North American Electric Reliability Corporation (“NERC”). Failure to comply with these mandatory reliability standards could result in sanctions, including substantial monetary penalties. Although our projects are not subject to state utility regulation because our projects sell power exclusively on a wholesale basis, we are subject to certain state regulations that may affect the operations of our projects and our revenues from the sale of electricity from our projects. Changes in regulatory treatment at the state level are difficult to predict and could impact our ability to operate and our financial condition and results of operations.

In addition, the success of one of our fundamental business strategies of operating a portion of our assets in competitive markets without long-term power purchase, resource adequacy, or other offtake agreements, depends in part upon the continued participation of renewable energy assets in competitive power markets and on our ability to effectively deploy our assets into those markets. If states choose to pursue re-regulation of power markets or deploy non-competitive solutions to renewables incentives, or if we are unable to effectively deploy our assets in competitive markets, we believe this will adversely affect our competitive advantage, which may materially adversely affect our business, financial condition and results of operations.

We are subject to complex environmental, health, and safety laws and regulations that could affect the cost, manner, or feasibility of conducting our operations.

Our operations are subject to numerous EHS laws and regulations in each of the jurisdictions in which we operate or plan to operate. These laws and regulations, and associated best management practices, require that we obtain and maintain permits and approvals, engage in review processes, and implement environmental, health and safety programs and procedures to control risks associated with the siting, construction, operation and decommissioning of power projects. To obtain permits and other approvals, some projects are, in certain cases, required to undergo environmental impact assessments and undertake programs or install technology to safeguard protected species, sites, or otherwise limit the impacts of their operations. If such programs are not successful, our projects could be subject to increased levels of delay, mitigation or remediation requirements, operational curtailment, penalties or revocation of our permits. Additionally, various parties may challenge certain permits or authorizations or bring legal complaints for alleged non-compliance with laws, which may cause us to incur defense costs or perform additional mitigation or remedial activities. We may be (and have been in select circumstances) subject to local opposition, including the efforts by environmental groups, which may attract negative publicity or have an adverse impact on our reputation.

Our business is subject to stringent and complex laws and regulations relating to the generation, use, handling, storage, recycling, disposal and exposure to solid and hazardous wastes. These laws are frequently subject to change. In the course of our operations, we may generate solid or certain hazardous wastes through the disposal of solar panels, spent batteries, and other materials utilized in our operations. In addition, environmental laws can result in the imposition of liability in connection with end-of-life system disposal, such as in connection with disposal and recycling of solar panels or batteries. We may also incur substantial costs to maintain compliance with EHS laws and regulations, which costs may increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Failure to comply with such laws and regulations may result in restrictions being imposed on our operating activities, adverse publicity, civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, cleanup or other costs or other adverse effects on our business, financial condition, or results of operations. Liability under certain such laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the claim. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations. For more information, see “Business – Environmental Laws and Regulations.”

Our ability to effectively comply with EHS laws and regulations may be limited if the health, safety and security policies, procedures and programs intended to protect our employees, contractors and others at our facilities are not adequate, or our employees do not receive related adequate training or do not follow these policies, procedures and programs for any reason, the consequences may be harmful to us, which could impair our operations and cause us to incur significant legal liability or fines as well as reputational damage and negatively impact the morale of our employees.

The development, construction, and operation of our projects is subject to various risks relating to land use restrictions and potential opposition from landowners, environmental groups, and other third parties, all of which could adversely affect our revenue and ability to grow.

Our projects are subject to numerous environmental laws, regulations, guidelines, policies and other requirements relating to, among other things, local land use, zoning, building and operational laws and regulations. We may also operate in jurisdictions with little or no land use regulations or programs for installation and operation of our generation and storage projects. Requirements that are in place for energy generation and storage projects may require conformance with specified generation capacities, sound levels, radar setbacks, as well as restrictions on communications interference, shadow flicker, hazards to aviation or navigation, or other potential nuisances.

Energy generation and storage projects may experience local opposition in certain markets due to claims based on these alleged nuisances, concerns about land use conversion from agriculture or undeveloped land to power generation, or other claims of potential adverse health or environmental impacts, such as misuse of water resources, landscape degradation, land use, food scarcity or price increase. We could experience significant opposition from third parties, including environmental non-governmental organizations, local landowners, neighborhood groups, municipalities and other entities either during the permit application process, including during any public hearings, comment periods or appeal proceedings, or after environmental permits are issued. We could also experience renewed opposition if any permit requires amendment.

Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that we carry out certain corrective measures to the proposed project, which could materially increase our operational costs. In addition, we may become subject to legal proceedings or claims contesting the construction or operation of our projects or permits required thereunder. Any such delays, permit restrictions, legal proceedings or disputes (even if ultimately decided in our favor) could materially delay our ability to complete construction of a project in a timely manner, or at all, materially increase the costs associated with commencing or continuing a project’s commercial operations or harm our reputation. Any settlement of claims or unfavorable outcomes or developments relating to these proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition, results of operations, reputation.

Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory, and economic barriers to the purchase and use of energy storage products that may significantly reduce demand for our products or harm our ability to compete.

Federal, state, local, and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities, and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection, and operating requirements can deter purchases of renewable energy products by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for energy products could harm our business, prospects, financial condition, and results of operations.

A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act of 1978 (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators (“OFs”) below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts; (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy OF is rebuttably presumed to have nondiscriminatory market access, thereby removing the requirement for utilities to purchase its output; (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from an OF; (4) that replace the unrebuttable presumption that renewable and other small power production QFs owned by affiliates and located more than one mile from each other are part of the same facility for purposes of the size limitation with a rebuttable presumption for facilities located more than one mile but less than ten miles from each other; and (5) that reduce barriers for third parties to challenge eligibility for OF status. The net effect of these changes is uncertain as some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible battery energy storage services and could harm our business, prospects, financial condition, and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations, or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition, and results of operations. Any changes to government, utility, or electric market regulations or policies that favor electric utilities or other market participants could reduce the competitiveness of battery energy storage services and cause a significant reduction in demand for our products and services and adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

As a result of the FPA and FERC’s regulations and guidance in respect of transfers of control, absent prior authorization by FERC, we cannot convey, nor will an investor in our company, together with its affiliates, generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities without prior FERC approval, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.

We are a holding company with U.S. operating subsidiaries that are “public utilities” (as defined in the FPA) and that are, therefore, subject to FERC’s jurisdiction under the FPA. As a result, the FPA requires us to (i) obtain prior authorization from FERC to transfer an amount of our voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of transfers of control. Similar restrictions apply to purchasers of our voting securities which is a “holding company” (as defined by PUHCA) in a holding company system that includes a transmitting utility or an electric utility, or an “electric utility company,” regardless of whether our voting securities are purchased in this offering, subsequent offerings by us, in open market transactions or otherwise. Accordingly, certain sales of an interest in our projects or our issued and outstanding voting securities may require prior authorization by FERC. A violation of these regulations could subject us, our project companies, and/or the investor to civil or criminal penalties under the FPA, including civil penalties of up to approximately $1.3 million per day per violation and other possible sanctions imposed by FERC under the FPA.

As a result of the FPA and FERC’s regulations and guidance in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC, no purchaser of our common shares in this offering, or subsequent offerings of our voting securities, or certain other transactions (other than in some limited instances of what FERC has referred to as “secondary market transactions”), will be permitted to purchase an amount of our securities from us that would cause such purchaser and its affiliate and associate companies to collectively hold 10% or more of our voting securities outstanding on a post-offering basis without prior FERC approval. Additionally, purchasers in this offering should manage their investment in us in a manner consistent with FERC’s regulations in respect of obtaining direct or indirect “control” of our company. Accordingly, following the completion of this offering, absent prior authorization by FERC, investors in our common shares that are electric holding companies are advised not to acquire a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities, whether in connection with an offering by us, in open market purchases, or otherwise.

In addition, the regulations in respect of transfers of control may, separately or together with other factors, discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common stock. This may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Legislation and governmental regulations, including legislation and regulatory policies that incentivize or encourage development of our projects, might change in ways that could have a material adverse effect on our business, financial condition and results of operations.

Congress and regulatory agencies frequently review statutes and regulations intended to incentivize the development and operation of specific energy-related projects, including specific types of generation, transmission, and energy storage. For example, on July 15, 2021, FERC issued an Advanced Notice of Proposed Rulemaking (“ANOPR”) titled “Building for the Future Electric Regional Transmission Planning and Cost Allocation and Generator Interconnection.” In this rulemaking proceeding, FERC is contemplating reforms to existing regulations related to regional electricity transmission planning and cost allocation as well as generator interconnection processes. Initial comments on the ANOPR were filed on October 12, 2021, and reply comments are due November 30, 2021. Notices of proposed rulemaking like the ANOPR are not final rules and FERC’s determination regarding changes to the current regulations are not required to be completed within a specific timeframe or at all. Any changes ultimately would be implemented by regional transmission organizations, which implementation may vary by geographic region in the United States. If FERC does make changes to regulations pursuant to this rulemaking, it could affect how we obtain and pay for interconnections between our projects and the larger transmission grid, including the timing for approval and construction of transmission facilities necessary to deliver electricity from our projects.

Other potential regulatory changes by FERC or ISOs/RTOs could include changes in how our energy storage facilities are classified and utilized. FERC has allowed ISOs/RTOs to implement rules to allow electric storage facilities to qualify as transmission-only assets that receive cost-of-service rates. CAISO, for example, began an initiative to explore using energy storage as a transmission asset, but put the initiative on hold pending further related policy developments. Regulatory changes allowing energy storage to be classified as a transmission asset could offer benefits to such projects, but also come with certain limitations, depending on the outcome of any regulatory proceedings and final rules. If energy storage facilities are required to participate in the market as a transmission asset or in another limited capacity, the revenue from such projects could be limited. Transmission-only projects, for example, could be limited to recovering costs on a cost-of-service basis only, with limitations on what costs can be recovered and what return the project can earn. Similar restrictions in the function of our assets could limit the revenue stream from the projects or impose other operational limitations that could have a material adverse effect on our business and operations.

The rights to operate our pumped storage hydro projects is secured through licenses with FERC, and we cannot guarantee that we will receive the regulatory approvals required for the renewal of such licenses in the future.

The rights to operate our pumped storage hydro facilities in the United States are secured primarily through long-term licenses from the FERC. FERC has oversight of our pumped storage hydro project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. The process for renewal of these licenses is typically lengthy and can involve challenges from local stakeholders. The license at the Bath County project expires in 2027. We cannot predict whether we will receive all the regulatory approvals for the renewed license. In addition, other Federal government agencies have the ability to impose conditions as part of the license renewal process that could result in additional compliance obligations, adversely affect operations, or otherwise result in increased operating costs.

Our business relies in part on governmental policies that support utility-scale renewable energy. Any reductions to, or the elimination of, these governmental mandates and incentives or the imposition of additional taxes or other assessments on renewable energy, could adversely impact our growth prospects, our business and financial condition.

We rely, in part, upon government policies that support the development and operation of utility-scale renewable energy projects and enhance the economic feasibility of these projects. The federal government and many state and local jurisdictions have policies or other mechanisms in place, such as tax incentives or Renewable Portfolio Standards, or RPS, that support the sale of energy from utility-scale renewable energy facilities. Federal, state and local governments may review their policies and mechanisms that support renewable energy and take actions that would make them less conducive to the development or operation of renewable energy facilities. Any reductions to, or the elimination of, governmental policies or other mechanisms that support renewable energy or the imposition of additional taxes or other assessments on renewable energy, could result in, among other items, the lack of a satisfactory market for new development, losses on investments and reduced project returns.

In particular, U.S. federal, state, and local governments provide various incentives to owners and developers of qualifying renewable energy systems. Such incentives include tax credits (investment tax credits (“ITC”) and production tax credits (“PTC”)), accelerated tax depreciation deductions, exclusions from or limitations on property tax assessments, and other financial incentives such as payments for renewable energy certificates associated with renewable energy generation. The range and duration of these incentives varies widely by the type of renewable energy system, the date construction begins, and the geographic market. These incentives have the effect of making the development of renewable energy projects more competitive by offsetting a portion of the development fees or other project costs or by supplementing a portion of the renewable energy revenue. As such, a loss of or reduction in government incentives could make our existing projects less profitable or reduce our willingness to pursue or develop certain renewable energy projects due to increased development fees, increased project or operating costs, or decreased revenues under proposed PPAs or other offtake arrangements. For example, under current law, the ITC and PTC are subject to phase-outs detailed in “Business—Government Incentives,” and as such (absent a change in law) we will only be permitted to claim those credits at lower rates on our energy systems that begin construction during the phase-out scheduled dates. Further, under current law, the PTC will be disallowed entirely for facilities we begin constructing after December 31, 2021. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing for our projects.

Furthermore, the types of renewable energy systems to which these incentives apply, as well as the value, range, and duration of such incentives for various types of renewable energy systems, may be modified or amended at any time by governmental action. As such, the incentives may be modified or amended in a manner such that the types of renewable energy systems included in our projects are not eligible for such incentives or are eligible for less benefits than we anticipated, and we may not be able to predict such modifications or amendments. For example, the United States Congress is currently considering legislation which would extend the dates by which a renewable facility may be eligible for certain tax credits. As part of these changes, however, facilities may be subject to additional requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact nature of these potential changes and their impact, if enacted, is not fully known. That said, these or any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

For example, the United States Congress is currently considering legislation which would extend the dates by which a renewable facility may be eligible for certain tax credits. As part of these changes, however, facilities may be subject to additional requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact nature of these potential changes and their impact, if enacted, is not fully known. That said, these or any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest, or other liabilities that could have an adverse effect on our operating results and financial condition.

Further, our ITCs will be subject to recapture if any of the facilities on which we claimed an ITC, including our solar energy systems, cease to be qualifying property or undergo certain changes in ownership within five years of the date such system is placed in service. The amount of such recapture decreases by 20% for each successive year the relevant system is in place over the five-year recapture period. If such recapture were to occur, we could owe certain tax liabilities, including penalties and interest, based on those recaptured ITCs. See “Business—Government Incentives” for more information regarding the ITC and PTC.

Risks Related to This Offering and Our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the                , with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the ;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	accurately implement and interpret GAAP;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel, accountants and other advisors in the above activities.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the year following our first annual report required to be filed with the SEC. Additionally, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2027. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner, which may result in litigation, enforcement action or negative publicity, all of which may materially adversely affect our business, financial condition and results of operations.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we experience any material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. As a result of being a public company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning in the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting during the evaluation and testing process, we may be unable to conclude that our internal controls are effective. We have not been, and prior to the completion of this offering, will not be, audited or subject to an assessment of internal control over financial reporting, as a combined entity following the Contribution. There can be no assurance that no material weakness or significant deficiency will be identified once such an audit or assessment of internal control over financial reporting is completed following our initial public offering. For additional information, please see

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Controls and Procedures”.

Additionally, when we cease to be an “emerging growth company” under the federal securities laws, our independent registered public accounting firm may be required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price was negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors, among others, could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue, same-store sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	the failure of our operating results to meet the expectations of equity research analysts and investors;

•	speculation in the press, investment community or on blogs, online forums or social media, about us or our industry;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, including the Existing Owners, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	changes in the economic performance or market valuations of other issuers that investors deem comparable to us;

•	the release or expiration of lock-up or other transfer restrictions on our common shares;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us, other companies in our industry, or other companies that investors deem comparable to us;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or jurisdictions in which we operate;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, reputation, operating results and financial condition, even if ultimately decided in our favor.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including LS Power entities) that operate in our industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”

Our certificate of incorporation and bylaws, as well as Delaware law, and certain regulations applicable to us, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

•	dividing our board of directors into three classes of directors, with each class serving staggered three-year terms;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

permitting special meetings of our stockholders to be called only by our Chief Executive Officer, the chairman of our board of directors and our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

•

subject to the rights of the holders of shares of any series of our preferred stock, requiring the affirmative vote of the holders of at least 66 2/3% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

•	prohibiting cumulative voting in the election of directors;

•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

•	providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, as a result of the FPA and FERC’s regulations and guidance in respect of transfers of control, and consistent with the requirements for blanket authorizations granted thereunder or exemptions therefrom, absent prior authorization by FERC or an applicable blanket authorization or exemption, no purchaser of our common shares will be permitted to purchase an amount of our securities that would cause such purchaser and its affiliate and associate companies to collectively hold 10% or more of our voting securities outstanding on a post-offering basis without prior FERC approval. For more information, see our risk factor titled, “As a result of the FPA and FERC’s regulations and guidance in respect of transfers of control, absent prior authorization by FERC, we cannot convey, nor will an investor in our company, together with its affiliates, generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities without prior FERC approval, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.”

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described herein. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $                per share.

Based on the initial public offering price of $                per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of                , 2021 after giving effect to this offering and the concurrent SK private placement would be $                per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

We have no current plans to pay regular cash dividends on our common stock following this offering and, as a result, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our subordinate voting shares on the open market, which may not occur. See “Dividend Policy” for more detail.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have                  outstanding shares of common stock (or                  shares of common stock if the underwriters’ option to purchase additional shares is exercised in full). This number includes                  shares that we are selling in this offering and                  shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market, as well as                  shares issuable in the concurrent SK private placement, assuming a price per share in this offering of $             per share, the mid-point of the price range set forth on the cover of this prospectus. Following the completion of the initial SK investment and concurrent SK private placement, assuming a price per share in this offering of $            , the mid-point of the price range set forth on the cover of this prospectus, and this offering, and assuming full exercise of the underwriters’ option to purchase additional shares, LS Power will own                  shares of our common stock, or approximately     % of our total voting stock outstanding and SK will own                  shares of our common stock, or approximately     % of our total voting stock outstanding.

Following this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors and executive officers and affiliates of LS Power and SK have entered into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of                 following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

Risk Related to our Relationship with LS Power

LS Power will own a significant amount of our voting stock and LS Power and SK will have rights to nominate directors to our board, and their interests may conflict with those of our other stockholders.

Upon completion of the initial SK investment and the concurrent SK private placement, assuming a price per share in this offering of $                , the mid-point of the price range set forth on the cover of this prospectus, and this offering, LS Power will own approximately     % of our voting stock (or approximately     % if the underwriters’ option to purchase additional shares is exercised in full). As a result, LS Power may be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions.

In addition, we expect to enter into a stockholders’ agreement with LS Power in connection with this offering, providing LS Power with the right to designate a number of nominees to our board of directors. For more information on these director nomination rights, see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” We have also entered into a letter agreement with SK, providing it with a right to nominate a candidate to our board of directors who would be acceptable to us, which nominee, subject to the terms of a non-disclosure agreement, will be permitted to disclose information about us to SK. See “Certain Relationships and Related Party Transactions—Agreements with SK—Board and Information Rights.”

The concentration of ownership in LS Power, together with the foregoing board nomination rights, will make it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of our LS Power with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

Upon the listing of our common stock, we will be a controlled company within the meaning of the listing requirements of the              and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

LS Power will continue to control a majority of the voting power in our company after completion of this offering, which means we will qualify as a controlled company within the meaning of the corporate governance standards of the              . We expect to elect to be treated as a controlled company. Under these rules we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the listing requirements;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.

We expect to rely on the              controlled company provisions, which means we do not expect to have a board of directors that is composed of a majority of independent directors, nor will our committees be composed entirely of independent directors for the foreseeable future.

If LS Power sells a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

Following the completion of this offering, LS Power will continue to own a controlling interest in our company. LS Power will have the ability, should it choose to do so, to sell its controlling interest in us in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

If LS Power privately sells its controlling interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if LS Power sells a controlling interest in our company to a third party, our current and future indebtedness may be subject to acceleration, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial performance, financial condition and cash flows.

LS Power, non-employee directors and their affiliates will not be limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such persons to benefit from corporate opportunities that might otherwise be available to us.

Our certificate of incorporation will provide that (i) LS Power and any investment funds or entities controlled or advised by LS Power and (ii) non-employee directors and their affiliates (each, an “Identified Person”) would not be not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law and our certificate of incorporation, an Identified Person may among other things:

•	engage in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates has a reasonable expectancy interest or property right;

•	purchase, sell or otherwise engage in transactions involving our securities or indebtedness or our affiliates, provided that such transactions do not violate our insider trading policies; and

•	otherwise compete with us.

One or more of the Identified Persons may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. As a result, our renunciation of our interest and expectancy in any business opportunity that may be from time to time presented to an Identified Person, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

General Risks

Our leadership team is critical to our continued success and the loss of one or more members of our leadership team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our future success substantially depends on the continued services and performance of the members of our leadership team, and key individuals possessing technical and business capabilities, including industry expertise, that are difficult to replace. The loss of the services of any member of our leadership team could impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these officers or key team members. We have not entered into employment and non-competition agreements with any of our executive officers, and, in any event, these agreements, even if entered into, do not ensure the continued service of these executive officers. In addition, following the expiration of our Transition Services Agreement with an affiliate of LS Power, there is a possibility that we may not be able to perform all of the functions provided by LS Power in-house or secure replacement services with the same effectiveness, on the same terms or at all. For additional information regarding the Transition Services Agreement, please see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

In addition, we currently do not maintain “key person” insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, hold for ransom, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, including the shut down of certain of our facilities, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violations of privacy and other laws, litigation, regulatory enforcement actions and penalties, indemnity obligations, remediation and restoration costs, increased costs to maintain our systems and other possible liabilities. Cyber-security breaches, ransomeware attacks, or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disaster, hostile cyber intrusions or other catastrophic events, could have a material adverse effect on the business, financial condition, results of operations and cash flows.

Our generation facilities that were acquired or those that we otherwise acquire or construct and the facilities of third parties on which they rely may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities ability to generate, transmit, transport or distribute electricity. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, certain of our power generation assets are located in active earthquake zones in California and Arizona, and certain of our project companies and suppliers conduct their operations in the same region or in other locations that are susceptible to natural disasters. In addition, California and some of the locations where certain suppliers are located, from time to time, have experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, wildfire, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting our or our suppliers, could cause a significant interruption in the business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers. Any such terrorist acts, environmental repercussions or disruptions or man-made or natural disasters could result in a significant decrease in revenues or significant reconstruction or remediation costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the following:

•	our limited history operating as a stand-alone company;

•	if demand for renewable energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer;

•

existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the renewable energy projects, which may significantly reduce demand for renewable electricity assets or harm our ability to compete;

•

hazards customary to the power production industry and power generation operations such as electricity price volatility, unusual weather conditions (including wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	our ability to enter into contracts to sell power on acceptable terms and prices as current offtake agreements expire;

•	risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our manufacturing and operations;

•

risks related to operational delays and supply chain delays in obtaining materials or increased costs of materials required for the construction of our assets, as well as cost overruns and delays related to disputes with construction contractors, all of which may cause project development milestones or deadlines to be missed;

•	the viability and demand for renewable energy which are impacted by many factors outside of our control, which makes it difficult to predict our future prospects;

•	the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy could reduce demand for energy systems and harm our business;

•	our ability to effectively comply with EHS and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations;

•	a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations and prospects;

•	our hedging activities, which may not adequately manage our exposure to commodity and financial risks;

•	receipt of necessary land use, environmental, regulatory, construction and zoning permissions we need, on favorable terms;

•	our dependence on the performance of a small number of EPC contractors and subcontractors, who are in high demand;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	the impact of adverse weather patterns and climate change;

•	the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members and officers;

•

our business and operating projects are subject to governmental regulation, permitting, and compliance requirements related to the sale of electricity, which could have a material adverse effect on our business, financial condition and results of operations;

•	our status as a “controlled company” and ability to rely on exemptions from certain corporate governance requirements; and

•	certain provisions in our certificate of incorporation, our bylaws and certain regulations applicable to us that may delay or prevent a change of control.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Assuming that the underwriters’ option to purchase additional shares is not exercised, we estimate, based on the initial public offering price of $            per share, that we will receive net proceeds from this offering of approximately $            million after deducting the underwriters’ discount and estimated offering expenses payable by us.

Assuming that the underwriters’ option to purchase additional shares is exercised in full, we estimate, based on the initial public offering price of $            per share, that we will receive net proceeds from this offering of approximately $            million after deducting the underwriters’ discount and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with the net proceeds from the concurrent SK private placement, to fund growth capital expenditures, including expenditures related to our development project pipeline. Pending use of these proceeds for growth capital expenditures, we may use a portion of the proceeds for general corporate purposes, including for debt service obligations.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock on a regular basis and currently intend to reinvest our capital in development projects and acquisition opportunities in order to increase shareholder value. The declaration and payment of any dividends by us will be at the sole discretion of our board of directors, which may change our dividend policy at any time. To the extent our board of directors declares a dividend payment, the board will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our current and anticipated cash needs;

•	our capital requirements, including future acquisitions and existing reinvestment opportunities;

•	legal, tax, regulatory and contractual restrictions and implications on the payment of dividends by us to our shareholders; and

•	such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of December 31, 2020:

•	on an actual basis;

•	as adjusted to reflect (i) the Contribution, (ii) the debt financing of the acquisition of Quattro, (iii) the initial SK investment and (iv) the Rev LLC Merger; and

•

as further adjusted to reflect (i) the concurrent SK private placement, and (ii) the sale and issuance by us of                shares of our common stock using an initial public offering price of $            per share, the mid-point of the price range set forth on the cover of this prospectus.

You should read this table together with the sections of this prospectus captioned “Summary Historical and Pro Forma Combined Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and the historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2020
	Actual		As Adjusted	As Further Adjusted
	Bolt Battery Co-Predecessor	Hydro/Wind Co-Predecessor

	(in thousands, except share data)
Cash, cash equivalents and restricted cash(1)	$8,186	$8,476	$

Long-term liabilities
Long-term debt	$68,665	$925,999	$

Members’ equity	$175,913	$228,030	$
Stockholders’ equity:
Common stock, $0.01 par value; no shares authorized; no shares issued and outstanding, actual; shares issued and outstanding as adjusted and shares issued and outstanding as further adjusted	—	—	$
Additional paid-in capital	—	—

Retained earnings	—	—

Total stockholders’ equity	—	—	$

Total capitalization	$244,578	$1,154,029	$

(1)

As of December 31, 2020, amounts shown for Bolt Battery Co-Predecessor and Hydro/Wind Co-Predecessor were restricted cash. On an as adjusted and as further adjusted basis, reflects $            of restricted cash.

The actual number of shares of common stock to be outstanding following this offering and the concurrent SK private placement excludes                shares of common stock reserved for issuance under our LTIP which we intend to adopt in connection with the completion of this offering.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (1) the sale of shares of common stock in this offering by the Company at an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting $            million in underwriting discounts and commissions and estimated offering expenses payable by us of $            million, and (2) the sale of shares of common stock in the concurrent SK private placement at an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), the pro forma as adjusted net tangible book value as of                ,                would have been approximately $            million, or $            per share. This represents an immediate decrease in pro forma as adjusted net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Initial public offering price per share	$
Historical net tangible book value per share as of	$
Pro forma decrease in net tangible book value per share as of	$

Pro forma net tangible book value per share as of	$
Increase in net tangible book value per share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering (unaudited)	$
Dilution per share to new investors participating in this offering	$

The following table summarizes on the pro forma as adjusted basis described above, as of                ,                , the difference between the number of shares of common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by our existing stockholder and new investors in this offering at an initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

(1)	Includes LS Power and SK, and reflects the shares received in the concurrent SK private placement.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the

total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                , or approximately    % of the total number of shares of our common stock outstanding after this offering.

To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the sections of this prospectus captioned “Summary Historical and Pro Forma Combined Financial and Other Data” and “Business” and the combined financial statements of our Co-Predecessors and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” In our discussion, we also use adjusted EBITDA, a non-GAAP measure, to evaluate our performance and manage our capital structure. This measure is defined, qualified and reconciled with its nearest GAAP measure herein.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leader in the development, acquisition, ownership, and operation of energy storage and renewables generation in the United States. We own approximately 2.4 GW of energy storage and renewable power generation assets located throughout the United States, including 290 MW / 725 MWh of battery storage assets, 1,642 MW of pumped storage hydro power assets, 365 MWac of solar assets, and a 132 MW wind farm. Our battery storage and pumped storage hydro portfolio is the largest deregulated energy storage portfolio in the United States. In addition to our operating assets, we have a large portfolio of battery storage and renewable generation projects in various stages of development.

Key Factors and Trends

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in “Risk Factors.”

Continued Policy Support for Clean Electricity Generation

Policy support for clean electricity generation is a fundamental driver of growth in our markets. Federal and state policy, such as renewable portfolio standards (RPS), clean energy standards (CES), investment tax credits (ITC), production tax credits (PTC), accelerated tax depreciation deductions, and others, have been major drivers of renewables deployment to-date in the United States. These policies provide incentives that reduce the cost of deployment of renewable energy projects, and in many markets establish legally-binding targets for renewables generation or installed capacity. As such, a loss of or reduction in government policy support for renewables could make our existing projects less profitable or reduce our willingness to pursue or develop certain renewable energy projects in the future.

Competitive Markets Remain Favorable for Renewables Deployment

One of our fundamental business strategies is to operate many of our assets in competitive markets without long-term offtake agreements. Our growth is therefore predicated on the continued existence of competitive market constructs that establish fair and impartial rules for commercializing renewables projects, and that those rules give rise to price signals that adequately incentivize the development of renewables projects. If federal or state governments choose to pursue re-regulation of power markets or deploy non-competitive solutions to renewables, we believe this will adversely affect our competitive advantage and limit the size of our market opportunity.

Solar, Wind, and Battery Storage Remain Primary Technologies for Decarbonizing the Grid

Solar and wind have been the leading sources of clean generation to-date due to low levelized cost of electricity and the ability to access these resources in some form in every geography. Our generation pipeline consists entirely of solar and wind development projects, and thus our growth is premised on solar and wind continuing to be the technology of choice for clean electricity generation. Similarly, our energy storage business is in part based on the assumption that lithium-ion battery or similar electrochemical technologies will continue to be the primary solution to solar and wind intermittency. Should alternative technologies emerge that limit the demand for these technologies, our long-term growth may be adversely impacted.

Ability to Advance our Projects Efficiently

Our growth is dependent on the efficient development and construction of renewables generation and storage projects, and is subject to all the risks attendant to projects of this nature. Land, interconnection, permitting, etc. must be available at reasonable cost and at large enough scale to support at-scale renewables and storage deployment. Furthermore, we are heavily reliant on third parties such as equipment vendors, engineering, procurement, and construction providers, and facility operators in the delivery of our pipeline. Any factors that hinder the ability of these counterparties to deliver their products and/or services at reasonable cost and on schedule will hinder our ability to deliver on our pipeline.

Seasonality and Weather

The volume of energy we generate and therefore the cash flow we receive from our projects is affected by seasonality and weather. Demand for power is generally highest in the summer and winter months, and lower during spring and autumn when homes and businesses have less need for cooling and heating. A significant portion of our pumped storage hydro and battery storage revenue is generated during summer and winter months due to increased volatility of energy prices during these periods. A significant portion of our solar and wind projects’ annual output is produced in summer and winter, respectively, when conditions for those resources tend to be most favorable. For these reasons, our profitability is heavily dependent on the efficient operation of our projects during relatively short periods of the year which introduces a higher degree of risk associated with outages and/or weather.

Supply Chain

We are unable to predict how continuing global supply chain disruptions for manufacturing, transportation and logistics services will affect our development projects and operating business. Some of the components and materials related to our assets are sourced from outside of the United States through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the COVID-19 pandemic, shipping and transportation constraints, and other supply chain disruptions. Prices of raw materials have been and are expected to continue to be affected by supply restrictions and other market factors. Political, social, or economic instability in regions where these components and materials are made could cause future disruptions in trade. Actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Significant price increases for raw materials, components of our operations, transportation, labor and other construction services could reduce our operating margins or result in projects in our development pipeline becoming uneconomic.

Impact of the COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, the COVID-19 pandemic, a global pandemic. Governments in affected areas and countries in which we operate have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines, and cancellations of gatherings and events. We have implemented operational and protective measures to ensure the safety, health, and welfare of our employees and stakeholders. We continue to actively monitor the pandemic and may decide to take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine to be in the best interests of our employees, customers, vendors, and shareholders.

Financial Statement Presentation and Comparability of Future Results

Contribution Transactions

On July 21, 2021, the following transactions took place (collectively, the “Contribution”) in connection with the formation of Rev LLC:

•

Hydro/Wind Co-Predecessor contributed each of Seneca Hydro (which it acquired in July 2020), Kibby Wind, Bath Hydro Holdings and Yards Creek Holdings (50% of which it acquired in September 2020, and the remainder of which it acquired in March 2021) to Rev LLC;

•	LSP Generation IV, LLC, an indirect wholly owned subsidiary of LS Power, contributed Bolt Battery Co-Predecessor to Rev LLC; and

•	Following its acquisition of Quattro in June 2021, LS Power Equity Partners IV, L.P. (“Fund IV”), a wholly owned subsidiary of LS Power, contributed Quattro to Rev LLC.

Historical Financial Statements

The predecessor historical financial statements included in this prospectus are comprised of:

•

“Bolt Battery Co-Predecessor,” which shows historical results for the years ended December 31, 2020 and 2019 of Bolt and the DevCos prior to the Contribution (as defined below under “—Contribution Transactions”) presented on a combined basis; and

•

“Hydro/Wind Co-Predecessor” which shows historical results for the years ended December 31, 2020 and 2019 of Seneca Hydro (for the period after its acquisition by Hydro/Wind Co-Predecessor), Bath Hydro, 50% undivided interest in Yards Creek Holdings (for the period after its acquisition by Hydro/Wind Co-Predecessor) and Kibby Wind.

This prospectus also contains (i) historical financial statements of PSEG Solar Source, LLC, the owner of the Quattro solar assets prior to their acquisition by Fund IV, for the years ended December 31, 2020 and 2019 and the three and six months ended June 30, 2021, and (ii) historical financial statements for Harbor Hydro Intermediate Holdings, LLC, the owner of the Seneca pumped storage hydro asset, prior to its acquisition by Hydro/Wind Co-Predecessor, for the fiscal year ended December 31, 2019 and the three and six months ended June 30, 2020 and 2019. This prospectus does not contain historical financial statements for the Yards Creek pumped storage hydro asset for any periods prior to its acquisition by LS Power. The Yards Creek asset was acquired by LS Power in two stages: a 50% interest in Yards Creek was acquired from PSEG Fossil LLC in September 2020, and the remaining 50% interest was acquired in March 2021 from Jersey Central Power & Light.

Comparability of Future Operating Results to Historical Results

The historical financial information contained in this section is that of Bolt Battery Co-Predecessor and the Hydro/Wind Co-Predecessor, our Co-Predecessors for accounting purposes. The results of Bolt Battery Co-Predecessor reflect (1) the operations of the Vista project during all of 2019 and 2020 and (2) the operations of the Gateway project from the date it began commercial operations in August 2020. The results of Hydro/Wind Co-Predecessor for the periods discussed herein reflect the operations of our pumped storage hydro and wind assets other than:

•	results of Seneca Hydro for periods prior to its acquisition in July 2020;

•	results of a 50% undivided interest in Yards Creek for periods prior to its acquisition in September 2020;

•	results of the second 50% undivided interest in Yards Creek, which was acquired in March 2021; or

•	results of Quattro for periods prior to its acquisition in July 2021.

In addition, the results of our accounting Co-Predecessors do not reflect the Pro Forma Transactions, the initial SK investment, the concurrent SK private placement, the Rev LLC Merger or this offering.

As a result, the historical results of operations of our Co-Predecessors and the period-to-period comparisons of results presented herein and certain financial data will not be indicative of future results.

The Contribution in July 2021 is being accounted for as the acquisition by Bolt Battery Co-Predecessor of Hydro/Wind Co-Predecessor and Quattro, and, accordingly financial statements for periods subsequent to the Contribution will reflect a new basis in the Hydro/Wind Co-Predecessor and Quattro assets.

In addition, we currently incur, and expect to continue to incur significant general and administrative expenses related to the development of renewable power generation and energy storage facilities. Upon completion of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, increased scope of our operations as a result of recent activities and costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to shareholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. These direct, incremental general and administrative expenses are not included in our historical results of operations.

As a result of the foregoing, the historical results of operations of our Co-Predecessors and the period-to-period comparisons of results presented herein and certain financial data included elsewhere in this prospectus will not be indicative of future results.

Reportable Segments

We intend to report results from four segments, (i) Battery Storage, (ii) Pumped Storage Hydro (PSH), (iii) Solar Generation, and (iv) Wind Generation. The factors used to identify these reportable segments are based on the nature of the operations that are undertaken by each segment. These segments represent electric power generation and energy storage facility configurations that are broadly understood across the power generation and storage industry. These facility configurations have been defined as our operating segments because they are the segments (i) that engage in business activities from which revenues are recognized and expenses are incurred; (ii) whose operating results are reviewed by our chief operating decision maker and (iii) for which discrete financial information is available.

Battery Storage. The Battery Storage (Battery Storage) segment reflects the results of our battery storage facilities, which currently consist of the Bolt storage projects. Revenue is generated through (i) sales of resource adequacy to customers at either a negotiated contract price or a market-based price in order to satisfy system integrity and reliability requirements, (ii) sales of energy in the day-ahead and real-time markets as administered by CAISO, and (iii) sales of ancillary services, which are used to help maintain grid stability and reliability.

PSH. The Pumped Storage Hydro (PSH) segment reflects the results of our pumped storage hydropower facilities which consist of the Bath County, Seneca and Yards Creek facilities. Revenue is generated through (i) sales of energy, generally during peak demand hours, into the PJM market, (ii) sales of capacity through the PJM Reliability Pricing Model, (iii) sales of ancillary services products such as regulation, spinning reserve, blackstart power, and reactive power, at either market or tariff-based rates, and (iv) sales of RECs arising from the generation of electricity.

Solar. The Solar Generation (Solar) segment reflects the results of our solar generation facilities which consist of the Quattro generation facilities. Revenue is generated through the sale of energy to customers at either a negotiated contract price or a market-based price and through the sale of RECs arising from the generation of electricity.

Wind Generation. The Wind Generation (Wind) segment reflects the results of our Wind generation facilities which currently consists of the Kibby Wind generation facility. Revenue is generated through (i) sales of energy to customers at either a negotiated contract price or a market-based price, (ii) sales of capacity through ISO-NE’s Forward Capacity Market, and (iii) sales of RECs arising from the generation of electricity.

Corporate/Other. The Corporate/Other reflects the results of our activities related to the development of renewable power generation and energy storage facilities and other results that fall outside of our four other operating segments.

Key Performance Metrics

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other performance metrics. Our management expects to use these metrics going forward to evaluate our business, measure our performance, identify trends affecting our business and formulate projections.

Non-GAAP Financial Measures

We define Adjusted EBITDA as net income (loss) before net interest expense, depreciation, amortization and accretion expense, and income tax expense, as adjusted to exclude non-cash REC expense, development expense, offering costs, mark-to-market gains and losses. Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure, as well as for internal planning purposes, including the preparation of our consolidated operating budget. We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis, because it includes adjustments intended to exclude items that are not indicative of the ongoing operating performance of the business. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative or superior to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income/loss. The presentation of Adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Adjusted EBITDA is not necessarily comparable to Adjusted EBITDA as calculated by other companies.

	Bolt Battery Co-Predecessor		Hydro/Wind Co-Predecessor

	December 31,
	2020	2019	2020	2019

	(Unaudited, in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(7,748)	$1,048	$(17,519)	$7,473
Interest expense, net	981	114	31,001	20,451
Depreciation, amortization and accretion expense	3,751	1,660	31,059	22,369
Income tax expense	—	—	—	—

EBITDA	(3,016)	2,822	44,541	50,293
Add:
Non-cash REC expense(1)	—	—	—	—
Development expense	1,063	414	—	—
Offering costs	—	—	—	—
Mark to market gains and losses	7,399	—	(1,037)	(3,794)

Adjusted EBITDA	$5,446	$3,236	$43,504	$46,499

(1)	Non-cash expense deemed recognized on the sale of RECs held at the time of the Contribution.

We believe Adjusted EBITDA and other results are, and will continue to be, impacted by our development project related expenses. In order to achieve growth in competitive markets, we seek to gain site control and/or file interconnection requests in a large number of sites. We then proactively identify and eliminate projects with prohibitive development challenges, while advancing those that are more promising. These early stage steps require modest investment at each project site for items such as securing interconnection rights and land leases, but we do not commit significant capital to a project until these steps have been completed and we are ready to issue the notice to proceed with construction. These early stage development costs, including early stage costs for projects that are ultimately constructed, are expensed on our income statement. Accordingly, a large portion of our general and administrative (G&A) expense each period has been and will continue to be related to development of our projects. We typically do not begin capitalizing development costs until we have made the decision that a project is more likely than not to move forward (which is often two or more years after initiation of the development process). We estimate that costs related to our development projects, including salaries and overhead and early stage project costs, will comprise approximately 75% of our G&A expense over the next few years.

Free Cash Flow before Growth Expenditures

On a going forward basis, we also plan to use Free Cash Flow before Growth Expenditures, which is a non-GAAP financial measure, as a liquidity measure to estimate cash flow available for investments related to growth and debt paydown, as well as for internal planning purposes, including the preparation of our consolidated operating budget. We define Free Cash Flow before Growth Expenditures as net cash provided by operating activities, as adjusted to exclude changes in current assets and liabilities, development expense, offering costs, and certain other items, and as further adjusted to deduct maintenance capital expenditures. Free Cash Flow before Growth Expenditures should not be assumed to be entirely available for discretionary expenditures as certain of our debt agreements require the mandatory repayment of principal. We believe Free Cash Flow before Growth Expenditures is useful to management, investors and analysts in providing a measure to estimate cash flows available for allocation to growth-related investments and/or to debt repayment as adjusted to allow for comparisons of cash flows across reporting periods on a consistent basis by excluding items that are not indicative of the ongoing cash flows of the business. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative or superior to GAAP measures of cash flows. The GAAP measure most directly comparable to Free Cash Flow before Growth Expenditures is net cash provided by operating activities. The presentation of Free Cash Flow before Growth Expenditures should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of Free Cash Flow before Growth Expenditures is not necessarily comparable to Free Cash Flow before Growth Expenditures as calculated by other companies.

Operational Metrics

We also intend to evaluate the performance of our operating assets and our ability to grow our business using the following key operational metrics.

•	the total installed generating and storage capacity of our operating fleet;

•	the total electricity produced or supplied by our generation and storage assets; and

•	the availability of our operating fleet to generate and store electricity over certain periods.

Key Components of Our Co-Predecessors’ Results of Operations

The following discussion describes certain line items in our Co-Predecessors’ combined statements of operations.

Revenue

Bolt Battery Co-Predecessor has historically generated revenue through energy sales to customers that consist of both physical and financial transactions, making installed storage capacity available to the counterparties, sales to CAISO at either contract or negotiated prices and making installed battery storage capacity available to satisfy system integrity and reliability requirements.

Hydro/Wind Co-Predecessor has historically generated revenue through energy sales to customers that consist of both physical and financial transactions, through sales to an RTO at either the market or negotiated contract prices and through the sale of RECs arising from generation of electricity.

Gain (Loss) on Risk Management Activities

Bolt Battery Co-Predecessor and Hydro/Wind Co-Predecessor have historically entered into agreements that meet the definition of a derivative in accordance with ASC 815. These agreements are entered into to mitigate or eliminate market and financial risks. Financial transactions are recorded within change to gain (loss) on risk management activities in accordance with ASC 815.

Operating Expenses

Operations and maintenance expenses consist primarily of normal reoccurring maintenance costs, site operating and maintenance expenses, utilities, employee relation expenses, outsourced site labor, information technology costs and office services, taxes (excluding income taxes), insurance expenses, and other site costs. General and administrative expenses consist of professional services, management and incentive fees associated with hiring outsourced labor.

With respect to Bolt Battery Co-Predecessor, project development costs including, but not limited to, land options, legal fees, engineering costs and feasibility studies for the energy storage facilities are expensed as incurred. Project development costs directly related to the acquisition or construction of long-lived assets are capitalized when it is determined that it is probable that such projects will result in the ultimate power generation or battery storage assets.

With respect to Hydro/Wind Co-Predecessor, purchased power expense includes the cost of purchased energy and capacity, which from time to time Hydro/Wind Co-Predecessor has purchased in the wholesale markets. Purchased power costs are impacted by the terms and conditions of contracts for purchased power, the rate of expansion of alternative energy generation sources such as wind or solar energy, and wholesale energy market prices.

Depreciation

The estimated useful life for computer software is 3 years and for computer hardware, vehicles, and mechanical and electrical equipment is 5 years. Additions and improvements extending asset lives beyond their remaining estimated useful lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

With respect to Bolt Battery Co-Predecessor, plant and equipment is depreciated over the estimated useful life of 20 years. Depreciation for storage batteries is computed using the units of production method based on monthly average cycles over an estimated useful life of 7,000 cycles per battery.

With respect to the Hydro/Wind Co-Predecessor Assets, plant and equipment is depreciated over the estimated useful life of the certain power generation facilities ranging from 28 to 41 years.

Results of Operations

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

Bolt Battery Co-Predecessor

The following table set forth Bolt Battery Co-Predecessor’s combined statements of operations as well as other financial data management considered for evaluating performance in 2020 and 2019. We have derived this data from the combined financial statements of Bolt Battery Co-Predecessor included elsewhere in this prospectus. This information should be read in conjunction with the combined financial statements of Bolt Battery Co-Predecessor and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

The Battery Storage Facilities represent the operating and reportable segment of Bolt Battery Co-Predecessor for the periods presented. The Battery Storage Facilities segment consists of the Bolt storage projects, which now constitute our Storage segment. Corporate/Other reflects the results of Bolt Battery Co-Predecessor’s activities related to the development of renewable power generation and energy storage facilities and results not attributable to the Storage segment.

	December 31, 2020			December 31, 2019
	Storage	Corporate / Other	Total	Storage	Corporate / Other	Total

	(in thousands)
Revenues:
Energy and capacity revenues	$12,752	—	$12,752	$7,447	—	$7,447
Loss on risk management activities	(8,085)	—	(8,085)	—	—	—

Total revenue	4,667	—	4,667	7,447	—	7,447
Operating expenses:
Operations and maintenance	2,279	—	2,279	1,823	—	1,823
Project development	—	1,063	1,063	—	414	414
General and administrative	525	3,816	4,341	378	2,010	2,388
Depreciation	3,751	—	3,751	1,660	—	1,660

Total operating expenses	6,555	4,879	11,434	3,861	2,424	6,285

Operating income (loss)	(1,888)	(4,879)	(6,767)	3,586	(2,424)	1,162
Interest expense, net	(898)	(83)	(981)	(54)	(60)	(114)

Net (loss) income	$(2,786)	$(4,962)	$(7,748)	$3,532	$(2,484)	$1,048

Totals may not sum due to rounding.

Energy and Capacity Revenues. Energy and capacity revenues were allocated entirely to Bolt Battery Co-Predecessor’s Storage segment, and there were no other revenues generated during the period. Energy and capacity revenues increased by $5.3 million, from $7.5 million in 2019 to $12.8 million in 2020, primarily due to the first phase of the Gateway facility coming online.

Loss on risk management activities. Loss on risk management activities were allocated entirely to Bolt Battery Co-Predecessor’s Storage segment. Loss on risk management activities totaled approximately $8.1 million in 2020, primarily due to unrealized losses on open hedge positions.

Operations and Maintenance Expense. Operations and maintenance expenses were allocated entirely to Bolt Battery Co-Predecessor’s Storage segment. Operations and maintenance expense increased by $0.5 million, from $1.8 million in 2019 to $2.3 million in 2020, due to capitalization of costs on the Gateway project that moved from the development phase to the construction phase in 2020.

Project Development Expense. Project development expenses were allocated entirely to Bolt Battery Co-Predecessor’s Corporate/Other segment. Project development expense increased by $0.6 million, from $0.4 million in 2019 to $1.1 million in 2020, primarily due to the addition of new projects into the development pipeline.

General and Administrative Expenses. General and administrative expenses related to Bolt Battery Co-Predecessor’s Storage segment increased by $0.1 million, from $0.4 million in 2019 to $0.5 million in 2020 due to slightly higher costs related to the normal course permitting of our projects. General and administrative expenses related to Bolt Battery Co-Predecessor’s Corporate/Other segment increased by $1.8 million, from $2.0 million in 2019 to $3.8 million in 2020 due to additional G&A allocated from LS Power affiliates.

Depreciation. Depreciation expense was allocated entirely to Bolt Battery Co-Predecessor’s Storage segment. Depreciation expense increased by $2.1 million, from $1.7 million in 2019 to $3.8 million in 2020 due to the first phase of the Gateway facility coming online.

Interest expense. Interest expense related to Bolt Battery Co-Predecessor’s Storage segment increased by $0.8 million, from $0.1 to $0.9 million due to higher outstanding debt balances during the period.

Hydro/Wind Co-Predecessor

The following tables set forth the Hydro/Wind Co-Predecessor’s consolidated statement of operations as well as other financial data which management considers for evaluating performance in 2020 and 2019. We have derived this data from the combined financial statements of the Hydro/Wind Co-Predecessor included elsewhere in this prospectus. This information should be read in conjunction with the combined financial statements of the Hydro/Wind Co-Predecessor and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

The Pumped Storage Hydro and Wind Generation Facilities represent the operating and reportable segments of the Hydro/Wind Co-Predecessor. The PSH segment reflects the results of Hydro facilities which currently consist of the Bath, Seneca and Yards Creek storage facilities. The Wind Generation segment reflects the results of the Kibby Wind energy generation facility. These segments represent electric power generation and energy storage facility configurations that are broadly understood across the power generation and energy storage industries. Corporate/Other reflects the results of Hydro/Wind Co-Predecessor’s activities not attributable to Hydro/Wind Co-Predecessor’s other operating segments.

	December 31, 2020				December 31, 2019
	Wind	Hydro	Corporate/ Other	Total	Wind	Hydro	Corporate/ Other	Total

	(in thousands)
Revenues:
Energy and capacity revenues	$15,790	$66,775	—	$82,565	$19,267	$52,440	—	$71,707
Gain on risk management activities	4,488	1,459	—	5,947	5,417	5,490	—	10,907

Total revenue	20,278	68,234	—	88,512	24,684	57,930	—	82,614
Operating expenses:
Purchased power	—	19,287	—	19,287	—	14,398	—	14,398
Operations and maintenance	8,683	11,642	—	20,325	7,437	8,393	—	15,830
General and administrative	827	2,216	3,351	6,394	1,025	431	2,461	3,917
Depreciation	7,340	20,699	—	28,039	7,325	12,047	—	19,372
Accretion	220	9	—	229	206	—	—	206

Total operating expenses	17,070	53,853	3,351	74,274	15,993	35,269	2,461	53,723
Operating income	3,208	14,381	(3,351)	14,238	8,691	22,661	(2,461)	28,891
Interest expense, net	(4,126)	(26,875)	—	(31,001)	(4,911)	(15,540)	—	(20,451)
Loss on risk management activities	(756)	—	—	(756)	(967)	—	—	(967)

Net (loss) income	$(1,674)	$(12,494)	$(3,351)	$(17,519)	$2,813	$7,121	$(2,461)	$7,473

Totals may not sum due to rounding.

Energy and Capacity Revenues.

Wind. Energy and capacity revenues in Hydro/Wind Co-Predecessor’s Wind segment decreased $3.5 million, from $19.3 million in 2019 to $15.8 million in 2020, due to lower energy prices in 2020.

Hydro. Energy and capacity revenues in Hydro/Wind Co-Predecessor’s Hydro segment increased $14.3 million, from $52.4 million in 2019 to $66.8 million in 2020, primarily due to the acquisition of Seneca and the initial 50% interest in Yards Creek, partially offset by lower energy and capacity prices realized by the Bath facility.

Gain on risk management activities.

Wind. Gain on risk management activities in Hydro/Wind Co-Predecessor’s Wind segment decreased $0.9 million, from $5.4 million in 2019 to $4.5 million in 2020, primarily due to an increase in unrealized gains on certain hedging instruments, partially offset by lower hedge settlements.

Hydro. Gain on risk management activities in Hydro/Wind Co-Predecessor’s Hydro segment decreased $4 million, from $5.5 million in 2019 to $1.5 million in 2020, primarily due to lower hedge settlements, partially offset by an increase in unrealized gains on open hedge positions.

Purchased Power.

Hydro. Purchased power expense in Hydro/Wind Co-Predecessor’s Hydro segment increased $4.9 million, from $14.4 million in 2019 to $19.3 million in 2020, primarily due to the acquisition of Seneca and the initial 50% interest in Yards Creek, partially offset by lower purchased power prices by the Bath facility. Hydro/Wind Co-Predecessor did not incur purchased power expense in any other reportable segment.

Operations and Maintenance Expense.

Wind. Operations and maintenance expense in Hydro/Wind Co-Predecessor’s Wind segment increased $1.2 million, from $7.4 million in 2019 to $8.7 million in 2020, primarily due to increased amounts paid under the Kibby Wind long term service agreement.

Hydro. Operations and maintenance expense in Hydro/Wind Co-Predecessor’s Hydro segment increased $3.2 million, from $8.4 million in 2019 to $11.6 million in 2020, primarily due to the acquisition of Seneca and the initial 50% interest in Yards Creek, partially offset by lower maintenance costs at the Bath facility.

General and Administrative Expenses.

Wind. General and administrative expense in Hydro/Wind Co-Predecessor’s Wind segment stayed relatively flat period over period.

Hydro. General and administrative expense in Hydro/Wind Co-Predecessor’s Hydro segment increased $1.8 million, from $0.4 million in 2019 to $2.2 million in 2020, primarily due to the acquisition of Seneca and Yards Creek.

Corporate/Other. General and administrative expense in Hydro/Wind Co-Predecessor’s Corporate/Other costs increased $0.9 million, from $2.5 million in 2019 to $3.4 million in 2020, primarily due to additional G&A allocated from LS Power affiliates due to the acquisition of additional projects during the period.

Depreciation.

Wind. Depreciation in the Wind segment stayed relatively flat at $7.3 million during the period.

Hydro. Depreciation in Hydro/Wind Co-Predecessor’s Hydro segment increased $8.7 million, from $12.0 million in 2019 to $20.7 million in 2020, primarily due to the acquisition of Seneca and Yards Creek.

Interest Expense.

Wind. Interest expense in Hydro/Wind Co-Predecessor’s Wind segment decreased $0.8 million, from $4.9 million in 2019 to $4.1 million in 2020 due to a decrease in outstanding borrowings during the period.

Hydro. Interest expense in Hydro/Wind Co-Predecessor’s Hydro segment increased $11.3 million, from $15.5 million in 2019 to $26.9 million in 2020 due to the acquisition of Seneca and Yards Creek during the period.

Loss on Risk Management Activities.

Wind. Loss on risk management activities in the Wind segment stayed relatively flat, with $1.0 million in 2019 and $0.8 million in 2020. There were no losses on risk management activities in other segments during the period.

Liquidity and Capital Resources

Following this offering, we expect our ongoing sources of liquidity to include cash generated from operations, cash on our balance sheet, borrowings under our credit agreements and issuances of debt and equity securities. We believe that our current cash and cash equivalents, cash flows from operations and the initial SK investment, together with the net proceeds of this offering and the concurrent SK private placement, will be sufficient to meet our working capital requirements and capital expenditures for at least the next 12 months.

Cash Flows

The following table shows cash flows from operating activities, investing activities and financing activities for the stated periods for Bolt Battery Co-Predecessor and the Hydro/Wind Co-Predecessor Assets:

	Bolt Battery Co-Predecessor		Hydro/Wind Co-Predecessor
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

	(in thousands)
Net cash provided by operating activities	$23	$1,221	$16,475	$18,975
Net cash used in investing activities	(137,452)	(78,055)	(174,006)	(28)
Net cash provided by (used by) financing activities	144,939	77,069	163,279	(42,254)

Increase (decrease) in cash and restricted cash	$7,510	$235	$5,748	$(23,307)

Bolt Battery Co-Predecessor

Historically, Bolt Battery Co-Predecessor has financed its operations primarily with operating cash flows and short and long-term borrowings.

Operating Activities. Cash provided by operating activities increased by $0.6 million, from $1.2 million in 2019 to $1.8 million in 2020 primarily due to the first phase of the Gateway facility coming online, partially offset by deposits made related to certain development activities.

Investing Activities. For 2020, cash used in investing activities was $139.3 million primarily due to capital expenditures on the Gateway and Diablo facilities. For 2019, cash used in investing activities was $78.1 million, mainly due to capital expenditures on the Gateway facility.

Financing Activities. For 2020, cash provided by financing activities was $144.9 million primarily due to debt financing and equity contributions, the proceeds of which were used for capital expenditures. For 2019, cash provided by financing activities was $77.1 million, mainly due to equity contributions, the proceeds of which were used for capital expenditures.

Hydro/Wind Co-Predecessor

Historically, Hydro/Wind Co-Predecessor financed its operations primarily with operating cash flows and short and long-term borrowings.

Operating Activities. Cash provided by operating activities decreased by $2.5 million, from $19.0 million in 2019 to $16.5 million in 2020 primarily due to lower capacity and energy prices, lower hedge settlements, partially offset by favorable changes in working capital.

Investing Activities. For 2020, cash used in investing activities was $174.0 million primarily due to the acquisition of Seneca and Yards Creek. For 2019, cash used in investing activities was de minimis.

Financing Activities. For 2020, cash provided by financing activities was $163.3 million primarily due to debt financings and equity contributions related to funding the acquisitions of Seneca and Yards Creek, partially offset by principal payments on long term debt and distributions to members from operating cash flows. For 2019, cash used in financing activities was $42.3 million, mainly due to distributions to members and principal payments on long term debt.

Credit Agreements and Notes Purchase Agreements

Certain of our operating subsidiaries have entered into various credit agreements (the “Credit Agreements”). The obligations under the Credit Agreements are secured by certain assets and contract rights of each of the respective entities. Under the terms of each of the Credit Agreements, we are required to make mandatory amortization payments based on an agreed upon percentage, payable quarterly.

Certain of our operating subsidiaries have also entered into note purchase agreements (“Note Purchase Agreements”), which are secured by certain assets and contract rights of each of the respective entities. The Note Purchase Agreements consist of fixed rate notes used to repay an existing affiliate loan, or pay portion of the acquisition price and a portion of fees and expenses in connection with the acquisitions of Seneca and Bath Hydro.

For additional information on our Credit Agreements and Notes Purchase Agreements, please see “Description of Certain Financing Arrangements.”

Contractual Obligations

The following table summarizes Bolt Battery Co-Predecessor’s outstanding contractual obligations as of December 31, 2020 (in thousands):

Contractual obligations	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operations and maintenance agreements	$166	170	—	—	336
Land lease agreements	486	1,005	1,052	15,169	17,712

Total	$652	1,175	1,052	15,169	18,048

The following table summarizes the Hydro/Wind Co-Predecessor’s outstanding contractual obligations as of December 31, 2020 (in thousands):

Contractual obligations	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Energy management agreements	$469	939	939	12,325	14,672
Operations and maintenance agreements	336	693	719	13,031	14,779
Service and maintenance agreements	4,476	9,222	9,595	20,368	43,661
Land lease agreements	266	543	557	6,464	7,830

Total	$5,548	11,397	11,810	52,188	80,943

Off-Balance Sheet Arrangements

In 2020 and 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations is based upon audited combined financial statements of our Co-Predecessors, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated and combined financial statements. See Note 2 to each of Bolt Battery Co-Predecessor’s and the Hydro/Wind Co-Predecessor’s audited combined financial statements included elsewhere in this prospectus for an expanded discussion of our significant accounting policies and estimates made by management.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of commodity risk related to electricity prices and the pricing of RECs and interest rate risk related to the various credit agreements of our operating subsidiaries.

Electricity, Capacity, and REC Price Risks

We intend to sell a significant portion of the electricity we generate on the open market at spot-market prices. In order to stabilize a portion of the revenue from such sales, we enter into hedging arrangements through a wide range of product types, including (1) forward sales and purchases of electricity, (2) capacity, (3) financial transmission rights and (4) RECs. Hedging products may consist of physical power, financial swaps and options, power purchase agreements, or structured transactions. We may also acquire additional assets in the future with similar hedging agreements. If a project does not generate the volume of electricity covered by associated hedging arrangements, we could incur significant losses if electricity prices in the market rise substantially above the fixed price provided for in the hedging arrangement. If a project generates more electricity than is contracted in the hedging arrangement, the related revenues will be exposed to market price fluctuations. These risks will further increase as we increase power market trading activities.

We would also incur financial losses as a result of adverse changes in the mark-to-market values of the financial swaps or if the counterparties to our hedging contracts fail to make payments when due. We could also experience a reduction in cash flow if we are required to post margin in the form of cash collateral to secure our delivery or payment obligations under these hedging agreements. To the extent we post letters of credit, the borrowing capacity under any credit facilities under which these letters of credit are issued would be correspondingly reduced.

We sometimes seek to sell forward a portion of our RECs or other environmental attributes to fix the revenues from those attributes and hedge against future declines in prices of RECs or other environmental attributes. If our projects do not generate the amount of electricity required to earn the RECs or other environmental attributes sold forward, or if for any reason the electricity we generate does not produce RECs or other environmental attributes for a particular state, we may be required to make up the shortfall of RECs or other environmental attributes through purchases on the open market or make payments of liquidated damages. Further, current market conditions may limit our ability to hedge sufficient volumes of our anticipated RECs or other environmental attributes, leaving us exposed to the risk of falling prices for RECs or other environmental attributes. Future prices for RECs or other environmental attributes are also subject to the risk that regulatory changes will adversely affect prices.

Interest Rate Risk

We are exposed to risk resulting from changes in interest rates associated with current and future issuances of debt. The debt of some of our subsidiaries accrues interest at fixed rates and the debt of some of our subsidiaries accrues interest at variable rates. We manage our interest rate exposure by monitoring current interest rates, entering into interest rate swap contracts and using a combination of fixed rate and variable rate debt. Interest rate swaps are used to mitigate or adjust interest rate exposure when appropriate based upon market conditions or when required by financing agreements. At September 30, 2021, we had approximately $1.05 billion of variable-rate debt outstanding. Assuming no change in the amount outstanding, the impact on interest expense of a 1% increase or decrease in the average interest rate would be approximately $10.5 million per year.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the last day of the fiscal year during which we meet the following conditions: (1) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (2) we have been subject to public company reporting requirements for at least 12 months and (3) we have filed at least one annual report as a public company. We may choose to take advantage of some or all of these reduced reporting burdens.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (ASU 2016-02), with the objective to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and to improve financial reporting by expanding the related disclosures. In addition to ASU 2016-02, the FASB has issued ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10, ASU 2020-02 and ASU 2020-05 which provides further clarification. The ASU provides that a lessee should recognize the assets and liabilities that arise from all lease on the balance sheet. In addition, ASU 2016-02 expands the required quantitative and qualitative disclosures with regards to lease arrangements. ASU 2016-02 and the related ASUs are effective for the Company for annual reporting periods beginning after December 15, 2021. We are currently evaluating the impact of the new leasing standard on our consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASU 2016-13). ASU 2016-13 introduces the current expected credit loss model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under ASU 2016-13, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. This update will be effective for fiscal years beginning after December 15, 2022. We are currently evaluating the impact of the standard on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). ASU 2017-12 amends the derivative and hedging guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition to ASU 2017-12, the FASB has issued ASU 2019-04 and ASU 2019-10 which provides further clarification. ASU 2017-12 is effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. We are currently evaluating the impact of the standard on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) to provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR). ASU 2020-04 was subject to election as of March 20, 2020 and can be elected for both interim and annual periods through December 31, 2022. The Company is currently evaluating the impact of the standard on the Company’s consolidated financial statements.

DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

The following is a description of our and our subsidiaries’ outstanding indebtedness upon the completion of this offering. Each summary of our credit agreements and note purchase agreements included below is qualified in its entirety by reference to the full text of such agreements, to the extent such agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Battery Storage and Development

Bolt Energy FinanceCo, LLC Credit Agreement

In September 2020, Bolt Energy FinanceCo, LLC (“Bolt Energy”) executed a credit agreement with a group of lenders (the “Bolt Credit Agreement”). The Bolt Credit Agreement consists of (i) $260.0 million Construction Facility (the “Bolt Construction Facility”) used to pay construction costs for the Gateway, Diablo and Vista projects; and (ii) $40.0 million revolving and letter of credit (the “Bolt Revolver”) used for working capital, general corporate purposes, and satisfy debt service reserve requirements. The Bolt Credit Agreement is scheduled to mature in December 2023.

The interest rates on the loans under the Bolt Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the interest period in effect plus an applicable margin.

All obligations under the Bolt Credit Agreement are secured by liens on substantially all of the assets of the Bolt Energy and a pledge of certain assets of Bolt Energy Intermediate Holdings, LLC and the subsidiaries of Bolt Energy.

LeConte Energy Storage, LLC Credit Agreement

In June 2021, LeConte Energy Storage, LLC (“LeConte”) executed a credit agreement with a group of lenders (the “LeConte Credit Agreement”). The LeConte Credit Agreement consists of (i) $100.275 million Construction Facility (the “LeConte Construction Facility”) used to pay construction costs and (ii) $8.0 million revolving and letter of credit (the “LeConte Revolver”) used for working capital, general corporate purposes, and satisfy debt service reserve requirements. The LeConte Revolver and the LeConte Construction Loan are scheduled to mature in December 2024.

The interest rates on the loans under the LeConte Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the interest period in effect plus an applicable margin. All obligations under the LeConte Credit Agreement are secured by liens on substantially all of the assets of LeConte and Bolt Energy Holdco Financing, LLC.

Pumped Storage Hydro

Bath County Revolving Credit Facility

In December 2017, Bath County Energy, LLC (“Bath County”) executed a credit agreement (the “Bath County Credit Agreement”). The Bath County Credit Agreement consists of a $50 million revolving facility with an letter of credit facility option (the “Bath County Revolver”) used (i) to fund Bath County’s capital expenditures and general corporate purposes, (ii) to support the obligations of Bath County under its permitted commodity hedge and power sales agreements and the Bath County operating agreement, and (iii) to fund its debt service reserve account. The Bath County Credit Agreement is scheduled to mature in March 2023.

The interest rates on the loans under the Bath County Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations under the Bath County Credit Agreement are guaranteed liens on substantially all of the assets of Bath County and Bath County Energy Holdings, LLC.

Bath County Private Placement

In December 2017, Bath County executed the Bath County Note Purchase Agreement (the “Bath County NPA”) with a group of initial purchasers. Under the Bath County NPA, the Bath County issued senior secured notes in an aggregate principal amount of $300 million at an annual interest rate of 4.58%. Interest is payable quarterly under the Bath County NPA. Interest payments on the notes issued pursuant to the Bath County NPA are due on a quarterly basis. The proceeds from the note issuance were used to (i) finance a portion of the purchase price of the acquisition of Bath County and (ii) pay related transaction fees and expenses Full payment of the principal amount of the notes is due in May 2033.

The obligations under the Bath County NPA are secured by liens on substantially all of the assets of the Bath County and Bath County Energy Holdings, LLC.

Seneca Generation Private Placement

In April 2016, Seneca Generation, LLC (“Seneca”) executed the Seneca Note Purchase Agreement (the “Seneca NPA”) with a group of lenders, which consists of a $400.0 million Senior Secured Notes Facility, which consists of Series A notes, with a maturity date of April 27, 2026 and an annual interest rate of 4.33%. Interest is payable quarterly under the Seneca NPA. The proceeds from the note issuance were used to (i) pay off all indebtedness in connection with that certain credit agreement dated as of July 23, 2015 with Harbor Hydro Holdings, LLC, as borrower, (ii) fund debt service requirements, (iii) pay transactions costs and expenses, (iv) fund general corporate and working capital purposes and (v) make permitted restricted payments. Under the Seneca NPA, quarterly principal payments of $2.5 million commence on June 30, 2023, with the remaining principal balance of the Senior Secured Notes Facility due and payable on the stated maturity date.

The obligations under the Seneca NPA are secured by substantially all of the assets of the Seneca and Seneca Generation Holdings, LLC.

Harbor Hydro I Credit Agreement

In August 2016, Harbor Hydro I, LLC (“HHI”) executed a credit agreement (the “HHI Credit Agreement”), consisting of consists of a $95.0 million seven year term loan (the “HHI Term Loan”) used to (i) pay transaction costs in the amount of approximately $2.5 million and (ii) make a $92.5 million cash distribution to Harbor Hydro Holdings, LLC (“HHH”). The HHI Credit Agreement is scheduled to mature in February 2023.

The interest rates on the loans under the HHI Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations under the HHI Credit Agreement are guaranteed by HHH and HHI.

Yards Creek Credit Agreement

In August 2020, Yards Creek Energy LLC (“Yards Creek”) executed the Credit Agreement (the “Yards Creek Credit Agreement”), consisting of a $20 million revolving credit line (the “Yards Creek Revolver”), a $110 million term loan and a $110 million delayed draw term loan (the “Yards Creek Term Loans” and, together with the Yards Creek Revolver, the “Yards Creek Loans”) used to (i) make payments in connection with the PSEG acquisition or JCP&L acquisition, (ii) fund the debt service reserve account, and (iii) pay transactions costs and expenses. The Yards Creek Loans are scheduled to mature in September 2023.

The interest rates on the Yards Creek Loans are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations under the Yards Creek Credit Agreement are secured by substantially all the assets of Yards Creek and Yards Creek Energy Holdings, LLC.

Solar

Quattro Solar Northeast Credit Agreement

In July 2021, Quattro Solar Northeast, LLC (“Quattro Solar Northeast”) executed a credit Agreement (the “Quattro Solar Northeast Credit Agreement”), consisting of a $15 million revolving credit line (the “Northeast Revolver”) and a $115 million term loan (the “Northeast Term Loan”) used to (i) make a distribution to LS Power Equity Partners IV, L.P. (“LSPEP IV”), (ii) fund the debt services reserve account, (iii) pay transaction costs, fees and expenses, (iv) finance general corporate purposes and working capital purposes of the Quattro Solar Northeast and its subsidiaries and permitted reorganization expenditures, (v) issue letters of credit and (vi) provide credit support to contractual counterparties. The Quattro Solar Northeast Credit Agreement is scheduled to mature in July 2031.

The interest rates on the loans under the Quattro Solar Northeast Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations of Quattro Solar Northeast are secured by substantially all of the assets of Quattro Solar Northeast, Quattro Solar Northeast Holdco, LLC (“Northeast Holdings”) and its subsidiaries, and guaranteed by Northeast Holdings and each other guarantor, including the project companies owned, directly or indirectly, by Quattro Solar Northeast.

Under the terms of the Quattro Solar Northeast Credit Agreement, Quattro Solar Northeast is required to hedge a minimum of 75% of the outstanding principal amount of the Northeast Term Loan.

Quattro Solar National Credit Agreement

In July 2021, Quattro Solar National, LLC (“Quattro Solar National”) executed a credit Agreement (the “Quattro Solar National Credit Agreement”), consisting of a $50 million revolving credit line (the “National Revolver”) and a $310 million term loan (the “National Term Loan”) used to (i) make a distribution to LSPEP IV (ii) fund the debt services reserve account, (iii) pay transaction costs and expenses, (iv) finance general corporate purposes and working capital purposes of the Quattro Solar National and its subsidiaries and permitted reorganization expenditures, (v) issue letters of credit and (vi) provide credit support to contractual counterparties. The Quattro Solar National Credit Agreement is scheduled to mature in July 2036.

The interest rates on the loans under the Quattro Solar National Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations of Quattro Solar National are secured by substantially all of the assets of Quattro Solar National, Quattro Solar National Holdco, LLC (“National Holdings”) and its subsidiaries, and guaranteed by National Holdings and each other guarantor, including the project companies owned, directly or indirectly, by Quattro Solar National.

Under the terms of the Quattro Solar National Credit Agreement, Quattro Solar National is required to hedge a minimum of 75% of the outstanding principal amount of the National Term Loan.

Wind

Kibby Wind

In August 2018, Helix Maine Wind Development, LLC (“Helix Wind”) executed a credit agreement (the “Kibby Wind Credit Agreement”), consisting of a $80 million term loan (the “Kibby Term Loan”) and a $17 million revolving credit facility with a letter of credit facility option (the “Kibby Revolver”) used to (i) prepay a portion of the existing indebtedness, (ii) make a distribution to LS Power Equity Partners III, L.P. (“LSPEP III”) (iii) finance the general corporate and working capital purposes of Helix Wind, (iv) issue letters of credit, (v) fund their debt service reserve account (vi) provide credit support to contractual counterparties, (vii) fund their major maintenance reserve account and (viii) pay transaction costs and expenses. The Kibby Wind Credit Agreement is scheduled to mature in August 2023.

The interest rates on the loans under the Kibby Wind Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus an applicable margin.

All obligations of Helix Wind are secured by liens on all property of Helix Wind and Kibby Wind Holdings, LLC, including the project companies owned, directly or indirectly, by Helix Wind.

Under the terms of the Kibby Wind Credit Agreement, Helix Wind is required to hedge a minimum of 70% of the outstanding principal amount of the Kibby Term Loan.

INDUSTRY OVERVIEW

U.S. Power Industry

The U.S. power market is bifurcated into traditional and competitive markets. Traditional wholesale electricity markets exist primarily in the Southeast, Southwest and Northwest where franchised utilities are responsible for system operations and management, and, typically, for providing power to retail consumers. Utilities in these markets are typically vertically integrated—they own the generation, transmission and distribution systems used to serve electricity consumers. Wholesale physical power typically is bought and sold through bilateral transactions.

Competitive markets allow for competition in wholesale and/or retail electricity sales. In regions with competitive wholesale markets, generators are provided open access to the transmission system, effectively disaggregating generation from transmission and distribution. Regional transmission organizations (RTOs) operate the transmission system separately from utilities and administer centralized, bid-based markets for wholesale power products. RTOs coordinate, control and monitor the electric power grid. The below figure shows locations of RTOs throughout the contiguous United States.

While major sections of the country operate under more traditional market structures, two-thirds of the nation’s electricity load is served in RTOs, according to FERC. Each of the RTOs administers centralized, bid-based wholesale markets for some combination of energy, capacity, and/or ancillary services products. Since many RTOs operate wholesale markets that encompass multiple states, they are regulated by FERC (with the exception of ERCOT, the Texas RTO). FERC has oversight of all wholesale power transactions on the two large interconnected grids: the eastern and western interconnects.

In regions with competitive retail markets, electricity customers have the option (known as customer choice) of selecting an electric supplier rather than being required to purchase electricity from their local electric utility, which introduces competition for retail electricity prices. Since many electric suppliers can exist within a region with customer choice, electric retailers offer, competitive prices per kilowatt-hour of power over a certain period of time in order to acquire and retain customers.

Competitive Wholesale Market Structures

In competitive markets, investment risk in power plants falls to the owners of the generating assets and not to customers. Thus, competitive wholesale markets provide an incentive for cost-efficient investment in generation. RTOs typically administer three kinds of markets that determine delivered prices for electricity: energy markets, capacity markets, and ancillary services markets.

Energy Markets

Energy markets are auctions that are used to coordinate the production of electricity on a day-to-day basis. In an energy market, electric suppliers offer to sell the electricity that their power plants generate for a particular bid price, while LSEs (the demand side) bid for that electricity in order to meet their customers’ energy demand. Supply side quantities and bids are ordered in ascending order of offer price. The market “clears” when the amount of electricity offered matches the amount demanded, and generators receive the resulting market price per megawatt hour of power generated.

Energy markets are divided into two different settlement systems; the day-ahead market and the real-time market. In the day-ahead market, market participants buy and sell electricity one day in advance to help avoid volatility in price. In the real-time market, market participants buy and sell electricity throughout the day. The real-time market allows for generation to be dispatched to balance day-ahead commitments with actual real-time electricity supply and demand.

Capacity Markets

Electricity LSEs are required by NERC, an independent organization that ensures grid reliability, to support enough generating capacity to meet forecasted load plus a reserve margin to maintain grid reliability. Some RTOs administer capacity auction to provide LSEs with a way to procure their capacity requirements while also enabling generators to recover fixed costs.

The capacity market auction allows generators to set their bid price at an amount equal to the cost of keeping their plant available to operate if needed. Similar to the energy market, these markets effectively arrange bids from lowest to highest. Once the bids reach the required quantity that all the LSEs collectively must acquire in order to adequately meet expected peak demand plus a reserve margin, the market “clears”. At this point, generators that “cleared” the market, or were chosen to provide capacity, all receive the same clearing price which is determined by the bid price of the highest cost generator required to meet demand requirements.

PJM’s capacity market (the RPM) is a forward capacity market with its main capacity auction, the Base Residual Auction (“BRA”), generally held each May three years prior to the commitment period. In addition to the BRAs, up to three Incremental Auctions are held, at intervals 20, 10, and three months prior to each commitment period. However, not all RTOs and ISOs utilize capacity markets to ensure grid reliability. CAISO, for example, utilizes a Resource Adequacy (“RA”) requirement. Under this RA requirement, CAISO mandates that all LSEs are required to procure 115% of their aggregate system load on a monthly basis, unless the LSE’s local regulatory authority mandates a different reserve margin. While this system differs from a capacity market, the ultimate aim is the same, providing grid reliability.

Ancillary Services Markets

RTOs use ancillary services markets to procure generation-based products needed to support the provision of transmission service and to reward other attributes that are not covered by the energy or capacity markets. Ancillary services typically include functions that help maintain grid frequency and provide short-term backup power if a generating unit stops.

Traditional Markets

Traditional markets feature vertically integrated utilities that own or control the total flow of electricity from generation to meter. Accordingly, customers usually only have the option to buy power from these electric utilities. In order to keep electricity rates reasonable for customers, state regulators oversee how these electric utilities set electricity prices. Retail electricity prices in these areas are set based on recovering the utility’s operating and investment costs including a “fair” rate of return on those investments (collectively called a revenue requirement). This revenue requirement must be approved by the state’s public utilities commission, which prevents utilities from overcharging customers for electricity.

State-regulated utilities must also seek state approval for investments in power plants. Vertically integrated utilities decide which generators to build and then recover the costs of these investments through electricity rates. Because a utility’s investments determine its revenue requirement and thus its potential profit, many state regulators require utilities to demonstrate the necessity of future investments through an integrated resource planning process. This process is used for long-term planning and requires each utility to demonstrate how it plans to meet customer electricity demand going forward and to justify any future investments. Notably, under this structure, customers bear the majority of the risk of investments because utilities can recover their costs through rates, regardless of how the power plant performs.

Even though vertically integrated utilities generate their own electricity, many trade with other utilities during times of need. For example, during certain times of the year it may be cheaper for some utilities to purchase excess hydroelectric power from other utilities rather than generate power using their own facilities. This type of wholesale bilateral trading is especially common in the west and southeast where most utilities are still regulated. These wholesale market transactions are subject to regulation by FERC.

Evolution of the Electric Grid

Decarbonizing the electric grid by 2050 will require a transformation of the U.S. power sector and substantial investment across a number of sectors and technologies. According to the Princeton Net Zero Report, to achieve net-zero emissions by 2050, over 2,900 GW of additional renewables capacity and nearly $3.2 trillion of capital investment will be required in the United States. Retirement of fossil fuel resources will spur investment in energy storage and other clean, dispatchable generation. Due to the distributed nature of smaller-scale renewable generation facilities, transmission and distribution grids will need to be updated and expanded. Behind-the-meter power sources (i.e. consumer-owned generation technology), energy efficiency and the ability to respond quickly to changes in demand will become more valuable over time.

State and federal support for renewables and energy storage is helping fuel the energy transition in the United States. Thirty states and Washington D.C. have passed RPS. Many of the most ambitious state legislation has been passed in the last two years, including in Virginia, New York and Illinois, each of which has set targets for 100% renewable generation by 2050 or earlier. California has thus far led the way in renewables deployment in the United States, targeting both 100% renewable generation by 2045 as well as an aggressive reduction in greenhouse gas emissions for all LSEs in the state’s 2019-20 IRP. To meet the state’s RPS standards, California is expected to require more than 20 GW of new wind, solar, and battery storage resources by 2030. The figure below details which states have established RPS.

RPS Targets by State

In addition, the Biden Administration continues to propose legislation to help accelerate the clean energy transition, including new tax incentives, additional restrictions on methane and other GHG emissions, and other policies intended to combat climate change. The Administration has set a goal of a net zero emissions economy in the United States by 2050.

BUSINESS

Overview

We are a leader in the development, acquisition, ownership, and operation of energy storage and renewables generation assets in the United States. We own approximately 2.4 GW of energy storage and renewable power generation assets located throughout the United States, including 290 MW / 725 MWh of battery storage assets, 1,642 MW of pumped storage hydro power assets, 365 MWac of solar assets, and a 132 MW wind farm. Our battery storage and pumped storage hydro portfolio is the largest deregulated energy storage portfolio in the United States. In addition to our operating assets, we have a large portfolio of battery storage and renewable generation projects in various stages of development.

We are led by an experienced, multidisciplinary management team with a proven track record of developing and managing renewable generation and energy storage projects through every stage of the project lifecycle. We believe we have the necessary expertise and resources to identify market opportunities, successfully bring projects through each stage of development and construction, and own and operate these projects safely and reliably over the long term.

Climate change is a growing crisis, and decarbonizing the U.S. energy system is critical to avoiding its worst effects. According to the Princeton Net Zero Report, to achieve net-zero emissions by 2050, over 2,900 GW of additional renewables capacity and nearly $3.2 trillion of capital investment will be required in the United States. To date, renewables have been deployed primarily in Texas, California, and the Plains, where there is an abundance of land and attractive solar and wind resources. Many of these projects have required long-term offtake agreements to secure financing. As demand for renewables grows and expands across the United States, we believe a new approach will be required to keep pace. This approach will require deep market expertise, efficient development, and commercial and financing strategies that rely less on long-term contracts and allow flexibility to respond to conditions in competitive wholesale markets. We believe we are strategically positioned to take advantage of this significant opportunity by employing a business model whereby we develop and acquire projects while using our capabilities and experience, coupled with a flexible capital structure, to manage risk.

We were formed by LS Power to accelerate its investment in renewables generation and energy storage opportunities. LS Power is a leading development, investment and operating company focused on the power and energy infrastructure sector. Many of our current employees were long-time LS Power employees. Over the past 30 years, LS Power has developed, constructed, managed and acquired more than 45 GW of competitive power generation and over 660 miles of transmission infrastructure. During this period, LS Power has raised over $47 billion in debt and equity capital to invest in North American infrastructure. LS Power developed its first utility-scale solar projects beginning in 2008 and since then has been actively involved in the effort to decarbonize the electric power sector. We intend to continue to leverage our relationship with LS Power as we grow our company.

Operating Assets

The following table and map show our operating energy storage and renewables generation assets as of the date hereof:

Operating Asset	COD	Location	RTO	Capacity (MWac)
Energy Storage:
Battery Storage
Gateway	2020	San Diego, CA	CAISO	250
Vista	2018	Vista, CA	CAISO	40

		Battery Storage Total		290
Pumped Storage Hydro
Bath County	1985	Bath County, VA	PJM	714
Seneca	1970	Warren, PA	PJM	508
Yards Creek	1965	Blairstown, NJ	PJM	420

		PSH Total		1,642
		Energy Storage Total		1,932
Renewables:
Solar
Columbia	2015	Pittsburg, CA	CAISO	19
Shasta	2014	Fall River Mills, CA	CAISO	3
Whitethorn	2016	Pleasanton, CA	CAISO	3
Newman	2014	El Paso, TX	ERCOT	11
Jacksonville	2010	Jacksonville, FL	FRCC	13
Whitecomb	2014	Essex Junction, VT	ISO-NE	2
SL Babylon	2017	West Babylon, NY	NYISO	9
Cork Oak	2017	Halifax, NC	PJM	20
Five Forks	2019	Warrenton, NC	PJM	20
Hemlock	2016	Garysburg, NC	PJM	5
HXNAir	2017	Halifax, NC	PJM	5
Mars	2009	Hackettstown, NJ	PJM	2
Meadows	2016	Williamston, NC	PJM	20
Milford	2012	Milford, DE	PJM	12
North 301	2019	Enfield, NC	PJM	20
Rockfish	2015	Waldorf, MD	PJM	10
Sunflower	2017	Halifax, NC	PJM	16
Turkey Creek	2017	Murfreesboro, NC	PJM	14
Wyandot	2010	Upper Sandusky, OH	PJM	10
Badger	2013	Arlington, AZ	WECC	15
Bison	2016	Wellington, CO	WECC	30
Black Cap	2016	Lakeview, OR	WECC	8
Pavant	2016	Fillmore, UT	WECC	50
Queen Creek	2012	Queen Creek, AZ	WECC	19
San Isabel	2016	Trinidad, CO	WECC	30

		Solar Total		365
Wind
Kibby Wind	2009	Chain of Ponds, ME	ISO-NE	132

		Renewables Total		497

		Total Operating Portfolio		2,429

Battery Storage

Our operating battery storage portfolio consists of two projects located in California totaling 290 MW / 725 MWh. These projects generate revenue via the sale of resource adequacy, energy, and ancillary services. Resource adequacy sales are partially or wholly contracted bilaterally with LSEs in the state, with a weighted average long-term contract life of over 13 years. Day-ahead and real-time energy and ancillary services are sold into the wholesale markets operated by the California Independent System Operator (CAISO). Day-ahead energy is typically partially hedged three to five years forward via energy spread hedges with financial institutions, electricity retailers, and other market participants. Our batteries typically charge from the CAISO grid during the day when solar production in the region is highest and discharge in the evening when demand is highest and gas fired generation is otherwise required to balance supply and demand. In addition, our batteries provide various forms of reserve capacity, frequency control, and voltage support services to the grid for which we may be compensated through ancillary services products such as regulation, spinning reserve, blackstart power, and reactive power.

Vista is a 40 MW / 40 MWh hour project located in Vista, California comprised of 16 power blocks with lithium-ion battery cells manufactured by Samsung SDI. When it was energized in 2018, Vista was the largest operating battery storage system in the United States.

Gateway is located in San Diego, California, with an initial phase of 250 MW / 250 MWh comprised of 98 power blocks with lithium-ion battery cells manufactured by LG Chem and Samsung SDI. Gateway is one of the world’s largest operating battery storage systems. An expansion of Gateway was completed in the fourth quarter of 2021, bringing the project to 250 MW / 685 MWh.

Pumped Storage Hydro (PSH) Portfolio

We own interests in three pumped storage hydro projects located in the Northeastern U.S. with a total owned capacity of 1,642 MW. The PSH facilities provide similar services to the grid as our battery storage portfolio. They pump water to a higher reservoir during the lowest cost energy periods during the day and generate electricity by flowing water to lower elevations when prices are highest. They provide ancillary services to the grid in the form of regulation, spinning reserve, reactive power, and blackstart services. PSH facilities ramp less quickly than batteries, but are typically longer duration and have similar round-trip efficiency. All of the facilities in our PSH portfolio operate in the PJM Interconnection, a regional transmission organization (RTO) that coordinates the movement of wholesale electricity in all or parts of 13 Midwest and Mid-Atlantic states and the District of Columbia. These facilities generate revenues by selling energy, capacity, ancillary services and/or renewable energy certificates (RECs).

Yards Creek is a 420 MW facility located on 450 acres along Yards Creek, a tributary to the Paulinskill River, in Blairstown, New Jersey. Commissioned in 1965, LS Power acquired a 50% stake in the facility from Public Service Enterprise Group’s (PSEG) generation subsidiary, PSEG Fossil LLC and the remaining 50% from Jersey Central Power & Light, a FirstEnergy Corporation (FirstEnergy) utility subsidiary.

Bath is located in Bath County, Virginia, and has a total operating capacity of 3,003 MW (summer capacity). Commissioned in 1985, LS Power acquired a 23.8% undivided interest (714 MW net ownership) in the facility from FirstEnergy. Bath County is operated by Virginia Electric and Power Company, a subsidiary of Dominion Energy Inc.

Seneca is a 508 MW facility co-located with the Kinzua Dam, near Warren, Pennsylvania. The Kinzua Dam is an Army Corps of Engineers Project that controls flooding downstream on the Allegheny River. Seneca began operations in 1970, and was acquired by LS Power from FirstEnergy.

Solar Portfolio

Our solar portfolio includes 365 MWac of operational assets acquired from PSEG. The projects are located in 14 states and five RTOs including 12 projects in the PJM Interconnection totaling 153 MWac and 13 projects nationally, totaling 211 MWac. These projects sell all of their energy and capacity, and most sell all of their RECs, under long term contracts with weighted average remaining life of approximately 14 years. Certain assets in the portfolio generate additional revenue via the sale of RECs. The average portfolio project size and age is 15 MW and six years, respectively.

Wind Portfolio

Kibby Wind Farm is located in Chain of Ponds, Maine and has an operating capacity of 132 MW, making it one of the top wind generation assets in New England. The Kibby Wind Farm consists of 44 three-megawatt Vestas wind turbines, which have historically generated approximately 295 million kWh per year. The Kibby Wind Farm generates revenue by selling energy and capacity into the New England ISO and RECs to market participants. Beginning in January 2022, Kibby Wind will sell 50% of its produced energy to Central Maine Power Company under a 20-year PPA that we entered into in October 2021.

Our Operating Strategy

Safe, reliable and efficient operations. First and foremost, we aim to operate our plants safely, reliably, and efficiently. Our first obligation is to the safety and wellbeing of all of our stakeholders. This obligation includes not only protecting the safety of our employees, but also ensuring the reliable delivery of power to our customers. In addition, our experienced asset management team pursues continuous improvement opportunities at all of our assets to both maximize performance and minimize long-term costs of our assets.

Effective hedging and risk management. We also seek to manage risk by commercializing our assets flexibly in competitive markets. Where we do not have long-term contracts, we seek to hedge our offtake by selling a variety of products of varying tenor to allow for more dynamic risk management.

Efficient and flexible capital structure. We intend to employ a capital structure that enables us to execute our differentiated commercial strategy. We will raise levels of debt that are appropriately supported by our hedged and contracted cash flows, and apply risk management strategies to ensure we maintain sufficient liquidity in the event of a market downturn. We will seek to maintain that capital structure as the business grows.

Development Pipeline

Our project development pipeline consists of approximately 10.5 GW of solar, wind, and battery storage projects, which are in various stages of the development process. We have a robust portfolio of battery storage development projects at multiple sites in California. These projects include the Diablo project, which is a 200 MW / 800 MWh project expected to achieve COD during the fourth quarter of 2021, and the LeConte project, which is a 125 MW / 250 MWh expected to achieve COD during 2022. We are finalizing the development and commercial optimization of several other California battery projects, which we believe will result in an additional 200 MW to 625 MW of battery projects being placed into service by the end of 2024.

The remainder of our development pipeline is expected to achieve COD after 2024. As experienced project developers, our team is skilled at allocating development resources efficiently and flexibly. We proactively identify and eliminate projects with prohibitive development challenges, while advancing those that are more promising. Our development process begins with identification of market opportunities and preliminary analyses of site suitability, including access to existing transmission infrastructure. From there, we seek to obtain site control through the negotiation of purchase/lease agreements or options to purchase/lease. Once we achieve site control, we perform feasibility and other studies, continue the interconnection process, begin planning for permitting and construction, and develop our marketing strategy with respect to the project. These early stage steps require modest investment for items such as securing interconnection and land rights, but we do not commit significant capital to a project until these steps have been completed and we are ready to issue the notice to proceed with construction. As is typical in our industry, we do not expect that every project in our development pipeline will achieve commencement of operations. Our investment strategy assumes that some portion of our development pipeline may face challenges that prove prohibitive.

Our Market Opportunity

We believe decarbonization of the electric grid creates a significant market opportunity for our company. Industry reports state that solar, wind, and battery storage will require trillions of dollars of capital investment to achieve net-zero emissions by 2050. Deployment of these technologies is accelerating rapidly, as falling capital costs have made solar and wind competitive with conventional generation while policy support for the sector has grown. We anticipate that these renewable and storage resources will continue to be the primary source of electric energy for our economy in 2050 and beyond.

Decarbonization is a long-term trend that will transform the electric power sector.

According to the Intergovernmental Panel on Climate Change, global carbon emissions must be reduced over the next three decades to avoid the worst impacts of climate change. In the United States, we believe policy support and economics will continue to drive investment and innovation in decarbonization for decades to come.

Decarbonizing electric power generation is critical to decarbonizing the broader economy. Electrification of other sectors of our economy, such as transportation and heating, is currently the most cost-effective and feasible path to decarbonization. As other sectors of the economy are electrified, we expect demand for electricity to grow for the first time in over 15 years. According to industry reports, it is expected that we will experience 2 to 4% annual electricity demand growth over the next 30 years to achieve net-zero emissions by 2050.

Decarbonizing the electric grid by 2050 will require a transformation of the U.S. power sector and substantial investment across a number of sectors and technologies. Thousands of gigawatts of solar and wind generation will be required. Retirement of fossil fuel resources will spur investment in energy storage and other clean, dispatchable generation. Due to the distributed nature of smaller-scale renewable generation facilities, transmission and distribution grids will need to be updated and expanded. Behind-the-meter power sources (i.e. consumer-owned generation technology), energy efficiency and the ability to respond quickly to changes in demand will become more valuable over time.

Renewables and battery storage are the most cost-competitive resources available to decarbonize the electric grid.

Over the last 10 years, utility-scale wind and solar have become among the lowest cost power generation sources on a levelized cost of energy (LCOE) basis. Rapid capital cost declines over this period (greater than 80% since 2010 for solar according to the National Renewable Energy Laboratory, and greater than 40% since 2010 for wind according to the Department of Energy) have been driven by technological improvements and the expansion of global supply chains. Decreasing costs are driving the economic transition of the generation stack toward renewables across the country. While historically energy storage was expensive to deploy, the capital cost of battery storage has declined by more than 70% since 2015 according to the EIA.

As renewables are deployed, the economic conditions for energy storage improve. Renewable intermittency increases the diurnal volatility in energy markets. For example, during daytime hours, energy prices are suppressed due to high levels of zero marginal cost solar generation. In the evening, energy prices are elevated as solar generation comes offline and load increases. Energy storage smooths this generation profile, serving a critical function for the grid while providing the opportunity to arbitrage the spread between daytime and evening energy prices.

State and federal support for renewables and energy storage is fueling the energy transition.

Thirty states and Washington D.C. have passed renewables portfolio standards (“RPS”). According to Berkeley National Laboratory, current RPS suggest an estimated 150 GW or more of new solar and wind resources will be required through 2030 across the country to meet such standards, a nearly two-fold expansion of currently installed capacity, much of it concentrated in New York, California, and PJM where the most ambitious RPS policies exist. Much of the most ambitious state legislation has passed in the last two years, including in Virginia, New York and Illinois, each having set targets for 100% renewable generation before 2050. For more information, please see “Industry Overview—RPS Targets by State.” California has thus far led the way in renewables deployment in the United States, targeting both 100% renewable generation by 2045 as well as an aggressive reduction in greenhouse gas emissions for all LSEs in the State’s 2019-2020 IRP. To meet the State’s RPS standards, California is expected to require more than 20 GW of new wind, solar, and battery storage resources by 2030.

Additionally, a number of federal and state regulations have increased the cost of fossil generation across the country over the last several decades. The Clean Air Act of 1970 originally provided the EPA with authority to regulate emissions, but it was not until the 2000s that EPA restrictions on sulfur dioxide and nitrogen oxides emissions required installation of scrubbers or other emissions control equipment. More recently, EPA’s continued air quality level regulations have driven controls on all types of units along with stringent operational limitations. EPA has also set broader standards for greenhouse gas emissions particularly from new, modified, and reconstructed fossil-fired power plants forcing efficiency improvements and increasing maintenance costs. At the state level, a number of carbon pricing schemes have been implemented, including a cap-and-trade program in California and a carbon tax in the Northeast via the Regional Greenhouse Gas Initiative (“RGGI”).

In addition, the Biden Administration continues to propose legislation to help accelerate the clean energy transition, including new tax incentives, additional restrictions on methane and other GHG emissions, and other policies intended to combat climate change. The Administration has set a goal of a net zero emissions economy in United States by 2050.

Private sector and general public support for renewables and energy storage is widespread and growing.

Corporate decarbonization goals have proliferated in recent years, as many companies and investors view sustainability and other ESG principles as core to their strategy. More than 300 large global companies have joined RE100, committing to power 100% of their operations from renewable energy by 2050. General public support is also widespread and growing. According to a survey taken by Pew Research Center in 2020, more than 75% of Americans believe the federal government should focus on developing alternative sources of energy, such as solar and wind, while fewer than 50% of Americans believed in supporting renewable development when the same question was asked in 2012. We expect public support for clean energy resources to continue over time.

Deploying renewables at scale requires new approaches to developing, financing, and commercializing projects.

Renewables deployment to-date has occurred in select markets across the United States, primarily in California, Texas, and the Plains. Combined, these regions represent approximately 111 GW (or approximately 65%) of the total utility-scale solar and wind generation capacity currently deployed in the United States. These markets are characterized by attractive solar and wind resources, an abundance of inexpensive land, and particularly in Texas and the Plains, relatively few barriers to project development. Looking ahead, a significant amount of renewables will be required in all markets across the United States. We believe this represents a large and diversified market opportunity for us and other renewables developers seeking to deploy capital into this space. However, challenges and limitations to deploying renewables at large-scale will likely emerge. Siting projects effectively will become increasingly challenging. According to Bloomberg New Energy Finance, solar and wind projects require approximately 150 times and 350 times more land, respectively, than gas-fired generation for equivalent installed capacity. In many markets, such as CAISO, PJM, NYISO, and ISO-NE, topography, existing land use, and/or transmission constraints limit the availability of sites for solar and wind development. Although land intensity for battery storage is much lower, sites with a persistent energy arbitrage opportunity will also be finite. For these reasons, attractive sites may become a scarce commodity, and making early and effective siting decisions becomes critically important to creating value over time.

Additionally, we believe the availability of long-term contracts will be limited. We believe that the pool of LSEs, financial institutions, and corporate offtakers that have historically provided renewables projects with long-term contracts is not sufficiently deep to support the large scale deployment required, particularly in competitive markets. Many LSEs in competitive markets do not have the obligation or incentive to enter into long-term contracts with renewables projects, and are unlikely to do so unless there is a change to market structure. Financial institutions with the balance sheet and risk profile to support long-term contracts are limited; and as extreme weather events create dislocations in the power markets, including Winter Storm Uri in February 2021, long-term hedge positions will likely become less attractive to financial institutions. Finally, commercial and industrial (C&I) customers are often smaller in scale or lack the credit profile to enter into long-term contracts. Approximately 90% of C&I load is not serviceable by long-term contracts according to The Center on Global Energy Policy at Columbia University SIPA due to local regulatory constraints, economics, and/or scale or creditworthiness of the offtaker.

We expect that new approaches to project development, financing, and commercialization that differ from the approach deployed in California, Texas, and the Plains will be required in the future. This is particularly true in competitive markets such as PJM, NYISO, and ISO-NE, where rapidly growing demand is challenged by land constraints and limited availability of long-term contracts. Deep market knowledge and sophisticated commercial capabilities of experienced asset managers will be crucial to successfully developing renewables and energy storage projects in these regions.

Furthermore, as the fleet of renewables assets installed in the early 2010s begins to age, many will face expiring long-term contracts. Asset owners may choose to sell their projects to others who may be able to commercialize these assets more effectively. We believe we will be a natural buyer of operational assets coming off contract given our platforms.

Our Differentiated Business Model

We take an integrated and multidisciplinary approach to asset optimization and project development, bringing together skillsets from development, M&A, energy management, origination, project finance, and other areas. We believe that this collaborative approach provides differentiated market knowledge as well as an ability to make decisions quickly and allocate resources flexibly and efficiently. In markets that are land and/or interconnection constrained, such as many of the competitive markets, we believe that our development and M&A capabilities will continue to be a key differentiator for us as deployment of renewable and storage capacity scales up.

We believe that leveraging our scale in development and construction will create value over time. For example, developers of renewable projects have historically been constrained to project construction approaches that require fixed price, date certain, turn-key construction contracts. This limits the ability for developers to capture cross-project synergies, and transfers excess value to the contractor. We aim to standardize certain elements of our development and construction process across a number of projects to reduce costs while improving project quality. This may include initiatives such as scaling up our supply chain and creating standard engineering and design protocols.

Additionally, we take a more flexible approach to energy management than many traditional renewables developers. Many of our operating assets are project financed with long-term offtake contracts, and we intend to continue to contract a portion of our offtake capacity on an opportunistic basis. However, we employ a commercial strategy that leverages sophisticated risk management, marketing, and origination capabilities to operate a substantial portion of our projects in competitive markets and actively manage risk through shorter duration commodity hedges. We believe this strategy is essential to meet industry demand. To support this strategy, we expect to finance future growth predominantly at the corporate level while maintaining sufficient liquidity to allow us to manage through market cycles. We believe our energy management function will enable us to manage risk effectively while capturing excess margin without substantial proprietary trading.

Our Competitive Strengths

We believe the following key strengths have enabled us to become a leading provider of renewable generation and storage, and will position us for continued growth:

Equipped with an experienced team and the resources necessary to develop, acquire, own, and operate energy storage and renewables assets. We are exclusively focused on developing, owning, and operating renewables generation and energy storage assets. We have approximately 2.4 GW of existing operating assets. Our goal is to own and operate the projects we develop for the long term. Our development team is experienced in every aspect of the project development process, and our operations team employs sophisticated commercial methods to manage our assets and commodity risk. The majority of the development team at LS Power that focused on renewables and energy storage opportunities has joined REV. Almost every member of our executive management team has worked in the energy sector for over 20 years. Our team has significant experience in developing, operating and financing power generation facilities. Over the last 30 years, LS Power has successfully financed power generation projects through multiple market cycles.

An industry leader in energy storage. REV is an early mover in battery storage in the United States. Vista (40 MW) was the largest battery storage project in the U.S. when it was energized in 2018, and subsequently Gateway (250 MW) was the largest battery storage project in the world when it was energized in 2020. REV now owns and operates one of the largest grid-scale energy storage portfolios in the United States (over 1.9 GW), including 290 MW of battery storage. Over time, our company has developed the tools and expertise required to develop and operate storage assets that we believe will provide us with a competitive advantage for future growth in this sector.

Significant liquidity supported by strong operating cash flow from a diversified portfolio. On a pro forma basis, after giving effect to this offering and the concurrent SK private placement, we expect to have

$                million of liquidity consisting of cash and available borrowing capacity. Over the twelve months ending September 30, 2021, our operating assets generated more than $                million of cash from operations. These cash flows are substantial and diversified across asset types, and when combined with our strong liquidity, we believe they position us to take advantage of a wide range of future growth opportunities while mitigating the need for us to raise external equity capital.

Flexible approach to growth including both organic development and opportunistic acquisitions. We have the capabilities across the full development lifecycle as well as a team with significant experience in acquiring development projects and operating assets. We plan to grow our business by originating development projects in house and by making acquisitions. We may also consider opportunistic dispositions of our assets as we will constantly seek to optimize our portfolio to generate value. We do not plan to rely exclusively on long-duration contracts which gives us additional flexibility in our approach to achieving our growth objectives and to responding to market conditions as they evolve.

Ability to operate assets in and manage the risks associated with competitive markets. Many states with the most ambitious goals for renewable power generation (such as Virginia, New York, California, and Illinois), and over 90% of our operating portfolio, are located in deregulated and competitive markets. Given our experience operating assets in these markets, we plan to limit our reliance on long-term offtake contracts and, instead, monetize the commercial attributes of our facilities by selling a variety of energy products, which we believe will create an advantage over time compared to many of our peers.

Operating pumped storage hydro portfolio is positioned for growth. Our leading pumped storage hydro facilities in PJM are among the most cost-effective storage resources in the country. However, limited renewables penetration in PJM results in relatively stable intraday pricing. As intermittent renewables become a larger part of the generation stack, intraday energy price volatility is expected to rise. This will create additional gross margin opportunities for pumped storage hydro facilities and support further renewables penetration.

Our Growth Strategy

We intend to leverage our competitive strengths to help transform the U.S. electric grid and to grow our platform. Key elements of our growth strategy include:

Strengthen our leading position in the battery storage market. We plan to leverage our advanced development pipeline, expertise, relationships and tools to bolster our battery storage market position. This includes completing several new battery storage projects in California by the end of 2024, where there is a large near-term market need. Additionally, as market conditions evolve and the economic returns available from longer duration storage increase, we intend to pursue expansions at existing assets.

Advance our differentiated pipeline of solar and wind development projects. We plan to continue to expand and advance our pipeline of solar and wind development projects, which we believe is differentiated relative to competitors. We have focused on building a portfolio of projects in markets with limited renewables penetration to date, ambitious near-term policy goals, and high barriers to entry for competitors, such as land constraints, interconnection / transmission challenges, and scarcity of advantaged solar and wind resources.

Employ a sophisticated commercial strategy to accelerate our pipeline and increase deal flow. Our experienced energy management team expects to hedge generation actively in competitive markets, which will allow us to mitigate risk without relying solely on traditional long-term contracts which have become increasingly discounted in recent years. We believe that our sophisticated commercial capabilities differentiate us from competitors who often rely on the certainty of long-term contracts to facilitate the financing and construction of renewables assets.

Create operational efficiencies as we grow. We are focused on operational excellence at all of our facilities and intend to capture portfolio synergies where possible. We believe our significant development pipeline will allow us to reduce unit costs by procuring equipment and services efficiently and at-scale. Our management team has a long track record of managing energy storage and renewable assets which we believe will allow us to create operational efficiencies as we grow.

Contribution Transactions

As discussed herein, LS Power consummated the Contribution on July 20, 2021. In connection with the Contribution, the following transactions occurred:

•	In July 2020, Hydro/Wind Co-Predecessor acquired Seneca Hydro from another affiliate of LS Power;

•

Hydro/Wind Co-Predecessor acquired the Yards Creek Power Station in two transactions: (1) a 50% undivided interest was acquired from PSEG Fossil LLC in September 2020; and (2) the remaining 50% undivided interest was acquired from Jersey Central Power & Light in March 2021;

•	Fund IV, an indirect wholly owned subsidiary of LS Power, acquired Quattro in two phases on June 11, 2021 and on June 29, 2021;

•	Hydro/Wind Co-Predecessor contributed each of Seneca Hydro, Kibby Wind, Bath Hydro Holdings and Yards Creek Holdings to Rev LLC;

•	LSP Generation IV, LLC, an indirect wholly owned subsidiary of LS Power, contributed Bolt Battery Co-Predecessor to Rev LLC; and

•	Fund IV contributed Quattro to Rev LLC.

Rev LLC is our predecessor for all periods following the Contribution. In connection with the offering Rev LLC will merge with a wholly owned subsidiary of ours.

Focus on Safety, Environmental, Social and Governance Best Practices

Our highest priorities are the health and safety of our team on site and our partners and the communities we work in, as well as environmental protection. Our corporate culture revolves around these key priorities.

Safety and COVID-19

To address the ongoing COVID-19 pandemic, we have implemented health and safety measures to protect our employees. Specifically, we have a COVID-19 response team. Daily health monitoring and internal contact tracing protocols were implemented. Work-from-home protocols were implemented where possible for non-operations personnel. For on-site employees, personal protective equipment (“PPE”) was provided and enhanced hygiene and physical distancing protocols were implemented. The necessary IT improvements were initiated to facilitate a remote work environment, and we leveraged supplier networks to source COVID-19 specific PPE. Communications from senior leadership to all employees were enhanced, with weekly updates provided. For additional information regarding health and safety regulations, please see “—Health and Safety.”

Environmental

Climate change is a growing crisis and decarbonizing the U.S. energy system and the transition to clean electricity is critical to avoiding its worst effects. Our projects aim to address the world’s growing climate crisis. As a result, climate change regulation has had a beneficial impact on our business, and current regulatory frameworks (state-level RPS and federal RFS) support our business model. We also report facility emissions including GHG emissions on a routine basis in accordance with regulator and permit requirements.

Social

We faithfully comply with local zoning requirements, monitor changes in local ordinances and ensure that operations are within the scope permitted by our respective local permits and licenses. In addition, we look to engage with and invest in the local communities where our projects are located.

Governance

We intend to employ best practices in corporate governance, ensuring compliant, ethical business conduct. Our board of directors will establish a “tone at the top” that prioritizes strong internal controls over safeguarding assets, maintenance of records and execution of contracts. Those controls will be subject to annual review and testing by our external auditors. As an added safeguard against illegal and corrupt practices, our Employee Handbook will include our core values and a Code of Conduct. All employees will be required to acknowledge the Code of Conduct. New employees will be carefully screened by a thorough vetting process that includes multiple interviews and criminal background checks.

Regulatory Framework

Wholesale electricity markets in the United States are subject to exclusive federal jurisdiction over the sale of electricity at wholesale and the transmission of electricity in interstate commerce. The states have jurisdiction over individual utilities’ electricity supply requirements and the rates charged and collected by public utilities from individual consumers and other end-user ratepayers. Accordingly, federal regulatory filings are required for our energy projects because we sell energy, capacity, and/or ancillary services at wholesale in interstate commerce, and state and local approvals (such as siting and permitting approvals) are required for other aspects of our projects.

FERC regulates the sale of energy, capacity, and ancillary services at wholesale and the transmission of electricity in interstate commerce pursuant to its authority under the FPA. FERC has authority over the rates, charges and other terms for the sale of electricity at wholesale by entities that own or operate projects subject to FERC jurisdiction, including both generation and battery storage projects, as well as for transmission services. In most cases, FERC does not set specific rates for the sale of electricity at wholesale if the seller qualifies for market-based rate authority; such sellers are authorized to set prices based upon negotiated rates reflecting market conditions. Certain of our operating companies are QFs exempted from rate regulation by FERC. In other cases, we must file specifically to request market-based rate authority for each of our projects that sells energy, capacity, or certain ancillary services into the wholesale markets. In order to retain market-based rate authority, we must comply with certain FERC regulations. With respect to transmission services, FERC requires transmission providers to provide open access transmission services, which assures non-discriminatory access to the transmission grid and supports the development of competitive power markets. FERC has also encouraged the formation of RTOs to create more competitive markets and allow greater access to transmission services and energy markets.

In many cases, the sale and transmission of electricity at wholesale also is subject to monitoring by and compliance with the tariffs, policies, and procedures of RTOs, which prescribe rules for the terms of participation in the energy markets they operate and control. RTOs are also regulated by FERC but can impose rules, restrictions and terms of service subject to review and challenge at FERC that are quasi-regulatory in nature. FERC has required RTOs to revise their market rules in order to allow for participation of electric storage resources, like battery storage, in the markets they operate.

In 2005, the U.S. federal government enacted the Energy Policy Act of 2005, which among other things gave FERC greater authority to act to prevent the exercise of market power in wholesale power markets and significantly increased criminal and civil penalty authority to enforce its regulations, including civil penalty authority that is now in excess of $1.3 million per day per violation.

FERC and state regulatory commissions also have the authority under PUHCA to access the books and records of holding companies with ownership or control of 10% or more of the voting securities (or equivalent control) of any entity that owns or operates facilities for the generation or transmission of electricity for wholesale or retail sale. Companies that are holding companies under PUHCA solely with respect to one or more EWGs, QFs and/or foreign utility companies are exempt from the federal books and records requirements. Each of our U.S. projects has obtained or otherwise qualified for EWG or QF status, as applicable, and we therefore qualify for this exemption from PUHCA. Each of our project operators must ensure they maintain the applicable status and that we continue to qualify for the exemption from PUHCA.

While the sale of power from our projects generally is governed by federal law, some state regulations may have an effect on our projects. For example, state regulations might require traditional public utilities, like those selling power at retail and purchasing that power at wholesale from our projects, to seek approval from the applicable state utility commission to pass through the cost of power purchase agreements in the traditional public utility’s retail rates. Certain states also may regulate to some extent the financing activities by the owners of electricity generation projects, while other states and local agencies require a variety of environmental and other permits for operation of electricity generators.

Environmental Laws and Regulations

Our operations are subject to numerous EHS laws and regulations in each of the jurisdictions in which our projects operate or will operate. These laws and regulations may require us to perform certain environmental assessments, implement certain siting and operational programs or best practices, and obtain a range of environmental permits, including but not limited to those described below from U.S. federal, state and local governmental authorities. In addition to being subject to these regulatory requirements, we could experience and have experienced significant opposition from third parties when we initially apply for permits or when there is an appeal proceeding after permits are issued. The delay or denial of a permit or the imposition of conditions that are costly or difficult to comply with can impair or even prevent the development of a project or can increase the cost so substantially that the project is no longer attractive to us.

Protected Species

We are subject to numerous environmental regulations and guidelines related to various protected species and their habitats for the ongoing operations of our facilities. Environmental laws in the U.S., including the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act as well as similar laws in multiple states, among others, provide for the protections of these species and their habitats. In addition to regulations, voluntary wind turbine siting guidelines established by the U.S. Fish and Wildlife Service (“FWS”) set forth siting, monitoring and coordination protocols that are designed to support wind development in the U.S. while also protecting both birds and bats and their habitats. While these guidelines are not mandatory, compliance with same may affect whether the FWS determines whether our projects are likely to adversely impact protected species or their habitats.

Energy Transition

The federal government, as well as certain states and regions, have taken and continue to take certain actions, such as passing regulations or setting targets and goals, regarding the reduction of greenhouse gas (“GHG”) emissions and the increase of renewable energy generation. These may include certain rebates or incentives for the development and installation of renewable energy generation assets. Certain states have also adopted an energy storage mandate or policies designed to encourage the adoption of storage. For example, Massachusetts and New York offer performance-based financial incentives for storage. Storage installations also are supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation facilities.

Many states and territories have adopted renewable portfolio energy production requirements. The majority of states, the District of Columbia and Puerto Rico have adopted RPS that require regulated electric utilities to generate or procure a specified percentage of total electricity delivered to customers in the state or territory from eligible renewable energy sources, such as solar energy systems, by a series of specified dates. In addition, several other states have set voluntary goals for renewable generation. Certain states have also established requirements for the generation of a portion of such electricity from particular energy sources, generally solar.

To the extent such programs are discontinued or limited, or implemented or extended but in a form where we are not eligible for them while our competitors or customers are, or where they provide relatively greater benefits to our competitors, it may impact demand for our products and services. For example, certain states may implement “Clean Energy Standards” which may, in addition to renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Water

The Clean Water Act and similar state regulations may require us to obtain permits for water discharges (such as stormwater associated with construction activities), to take actions to mitigate any loss of wetland functions and values that accompanies our activities, and to follow a variety of best management practices to ensure that water quality is protected and impacts are minimized. Projects located near wetlands may also be required to obtain permits for the discharge of dredged or fill material into waters of the United States, including wetlands and streams.

Hazardous Materials and Cleanup Liability

We own and lease real property and may be subject to requirements regarding the storage, use, and disposal of hazardous substances. Federal and state hazardous waste and remedial laws impose strict, joint and several liability for the remediation of spills and releases of hazardous substances and other pollutants. If our owned or leased properties are contaminated, whether during or prior to our ownership or operation, we could be responsible for the costs of investigation and cleanup and for any related liabilities, including claims for damage to property, persons or natural resources. That responsibility may arise even if we were not at fault and did not cause or were not aware of the contamination. In addition, waste we generate is at times sent to third-party disposal facilities. If those facilities become contaminated, we and any other persons who arranged for the disposal or treatment of hazardous substances at those sites may be jointly and severally responsible for the costs of investigation and remediation, as well as for any claims for damage to third parties, their property or natural resources.

Environmental Review

Certain of our projects may be subject to environmental review, such as under the U.S. National Environmental Policy Act (“NEPA”) and similar laws in other jurisdictions. These laws require agencies to evaluate the environmental impact of their actions that may significantly affect the quality of the human environment, which generally includes the granting of a land lease, permit or similar authorization for a certain development projects or the interconnection of such projects into federal projects. As part of the NEPA review, the federal agency considers a broad array of environmental impacts, including impacts on air quality, water quality, wildlife, historical and archaeological resources, geology, socioeconomics and aesthetics and alternatives to the project. A federal agency may decide to deny a permit based on its environmental review under NEPA, though in most cases a project may be redesigned to reduce impacts or agree to provide some form of mitigation to offset impacts before a denial is issued. Analogs of NEPA in other jurisdictions may impose more varied or stringent requirements. Additional reviews may be required for cultural or archaeological resources under the U.S. National Historic Preservation Act or similar laws in other jurisdictions.

Government Lands

Certain of our projects are located on lands administered by the Department of the Interior or state or local governments. As a result we are required to obtain rights-of-way or similar authorizations from such agencies, which may be complex and require us to expend significant time and resources.

Other State and Local Programs

In addition to federal requirements, our projects may be subject to a variety of additional environmental and regulatory requirements at the state and local level, including but not limited to land use, zoning, building and transportation requirements. Local or state regulatory agencies may require modeling and measurement of permissible sound levels in connection with the permitting and approval of our projects. Local or state agencies also may require us to develop decommissioning plans for dismantling the project at the end of its functional life and establish financial assurances for carrying out the decommissioning plan.

Renewable Energy Certificates

We derive a portion of our revenue from the sale of RECs associated with our generation of electricity from renewable sources. These amounts may change in future years, dependent on various factors. In addition, we may generate revenue from trading RECs that are not generated by our assets. For more information, see “Risk Factors—Risks Related to Our Business—Changes in the treatment of Renewable Energy Certificates may adversely impact our business.”

Government Incentives

U.S. federal, state, and local governments provide various incentives to owners and developers of qualifying renewable energy systems. Such incentives include tax credits (ITC and PTC), accelerated tax depreciation deductions, exclusions from or limitations on property tax assessments, and other financial incentives such as payments for renewable energy certificates associated with renewable energy generation. The range and duration of these incentives varies widely by the type of renewable energy system, the date construction begins, and the geographic market. These incentives have the effect of making the development of renewable energy projects more competitive by offsetting a portion of the development fees or other project costs or by supplementing a portion of the renewable energy revenue. As such, a loss of or reduction in government incentives could make our existing projects less profitable or reduce our willingness to pursue or develop certain renewable energy projects due to increased development fees, increased project or operating costs, or decreased revenues under proposed PPAs or other offtake arrangements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing for our projects. In addition, the types of renewable energy systems to which these incentives apply, as well as the value, range, and duration of such incentives for various types of renewable energy systems, may be modified or amended by governmental action. As such, the incentives may be modified or amended in a manner such that the types of renewable energy systems included in our projects are not eligible for such incentives or are eligible for less benefits than we anticipated. For example, the United States Congress is currently considering legislation which would extend the dates by which a renewable facility may be eligible for certain tax credits. As part of these changes, however, facilities may be subject to additional requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact nature of these potential changes and their impact, if enacted, is not fully known. That said, these or any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth. Any such event could have a material adverse effect on our business, financial condition, and results of operations.

Investment Tax Credit

The U.S. federal government provides an ITC that allows a taxpayer to offset its federal income tax liability by a percentage of its cost basis in a new solar energy system (or a qualifying utility-scale wind facility or hydropower production facility) put into commercial operation. Under the current legislative framework, solar projects that began construction by the end of 2019 qualify for an ITC equal to 30% of the project’s cost. The ITC rate drops to 26% for solar projects that begin construction in 2020 through the end of 2022, and 22% for projects beginning construction in 2023. The ITC rate drops to a permanent 10% level for solar projects that begin construction in 2024 or later. Solar projects that begin construction before 2024 but are not placed in service before 2026 are also limited to the 10% ITC. In addition to beginning construction by a specified date, in order to qualify for the ITC, the taxpayer must maintain a continuous program of construction or continuous efforts to advance the project toward completion (the “Continuity Requirement”). The Internal Revenue Service

(“IRS”) issued guidance stating that, (i) with respect to renewable energy projects that began construction in 2016 through 2019, the safe harbor for the Continuity Requirement will generally be satisfied if such project is placed in service within six years after the year in which construction of the project began, (ii) with respect to renewable energy projects that began construction in 2020, the safe harbor for the Continuity Requirement will generally be satisfied if such project is placed in service within five years after the year in which construction of the project began, and (iii) with respect to renewable energy projects beginning construction after 2020, the safe harbor for the Continuity Requirement will generally be satisfied if such project is placed in service within four years after the year in which construction of the project began (the “Continuity Safe Harbor”). If a renewable energy project is not placed in service within the applicable Continuity Safe Harbor, a facts and circumstances analysis is required to determine whether the Continuity Requirement is satisfied.

Production Tax Credit

Owners of utility-scale wind facilities are eligible to claim PTCs upon initially achieving commercial operation. The PTC rate is adjusted annually for inflation and the amount of PTCs generated by a qualifying facility is based on the amount of electricity produced by such facility during the first ten years of commercial operation. In order to qualify for the PTC (or ITC in lieu of the PTC), construction of a qualifying utility-scale wind facility or hydropower production facility must begin before a specified date. Under the current legislative framework, utility-scale wind facilities that began construction by the end of 2016 are subject to PTCs at the full rate. Qualifying wind facilities that began construction after 2016 are subject to the following phase-out schedule: (i) facilities that began construction in 2017, 80% PTC rate, (iii) facilities that began construction in 2018, 60% PTC rate; (iv) facilities that began construction in 2019, 40% PTC rate; and (v) facilities that began construction in 2020 through 2021, 60% PTC rate. Wind facilities that began construction after 2021 do not qualify for PTCs. Qualifying hydropower production facilities are eligible for PTCs at the 50% rate if construction of such facilities began before 2022. Hydropower production facilities that began construction in 2022 or later are not eligible for PTCs. In addition to beginning construction by a specified date, in order to qualify for PTCs, utility-scale wind facilities and hydropower production facilities must also satisfy the Continuity Requirement. Similar to the ITC, if a utility-scale wind facilities or hydropower production facility is not placed in service within the applicable Continuity Safe Harbor, a facts and circumstances analysis is required to determine whether the Continuity Requirement is satisfied.

Accelerated Depreciation

Pursuant to the U.S. federal Modified Accelerated Cost Recovery System, or MACRS, solar projects, utility-scale wind facilities and battery storage facilities are generally eligible for accelerated depreciation for tax purposes over a five-year period (before taking into account certain conventions) even though the useful life of such projects is generally much longer than five years. The federal government also permits, in some cases, 100% “bonus” depreciation, for certain equipment comprising solar projects, utility-scale wind facilities, and battery storage facilities, acquired and placed in service after September 27, 2017, and before January 1, 2023.

Our Customers and Competition

We sell power, capacity, ancillary services, and certain associated environmental attributes (including RECs) to wholesale customers, including investor owned utilities, cooperatives, power marketers, commercial and industrial end-users as well as state and regional market operators.

We intend to leverage our competitive strengths, technology, leadership, and market share position to help transform the way we power our world for a more sustainable future. We operate in a capital-intensive industry that is currently highly fragmented and diverse, with numerous industry participants. We compete on the basis of contract price and terms, as well as the location of our projects. There is a wide variation in terms of the capabilities, resources, scale and scope of the companies with which we compete, depending on the market. We believe we have numerous competitors with a varied mix of characteristics. In addition, competitive conditions may be substantially affected by various forms of energy legislation and regulation considered from time to time by federal, state, provincial and local legislatures and administrative agencies. Such laws and regulations may substantially increase the costs of acquiring, constructing and operating projects, and some of our competitors may be better able to adapt to and operate under such laws and regulations.

Facilities and Properties

Our corporate headquarters are in New York, New York. We also have offices in Princeton, NJ, St. Louis, MO, Pleasanton, CA, and Houston, TX. We lease all of our office space. We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available. In addition, our operating assets are located on properties secured under long-term leases that are suitable for their operations for the foreseeable future.

Seasonality and Weather

The volume of energy we generate and therefore the cash flow we receive from our projects is affected by seasonality and weather. Demand for power is generally highest in the summer and winter months, and lower during spring and autumn when homes and businesses have less need for cooling and heating. A significant portion of our pumped storage hydro and battery storage revenue is generated during summer and winter months due to increased volatility of energy prices during these periods. A significant portion of our solar and wind projects’ annual output is produced in summer and winter, respectively, when conditions for those resources tend to be most favorable. For these reasons, our profitability is heavily dependent on the efficient operation of our projects during relatively short periods of the year which introduces a higher degree of risk associated with outages and/or weather.

Supply Chain

We are unable to predict how continuing global supply chain disruptions for manufacturing, transportation and logistics services will affect our development projects and operating business. Some of the components and materials related to our assets are sourced from outside of the United States through arrangements with various vendors, and there have been delays in obtaining these components and materials as a result of the COVID-19 pandemic, shipping and transportation constraints, and other supply chain disruptions. Prices of raw materials have been and are expected to continue to be affected by supply restrictions and other market factors. Political, social, or economic instability in regions where these components and materials are made could cause future disruptions in trade. Actions in various countries, such as China, have created uncertainty with respect to tariff impacts on the costs of some of these components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Significant price increases for raw materials, components of our operations, transportation, labor and other construction services could reduce our operating margins or result in projects in our development pipeline becoming uneconomic.

Employees and Human Capital

As of November 1, 2021, we had 65 full-time employees. None of our employees are represented by a labor union. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

We focus on attracting, developing and retaining a team of highly talented and motivated employees. We regularly conduct assessments of our compensation and benefit practices and pay levels to help ensure that staff members are compensated fairly and competitively. Employee performance is measured in part based on goals that are aligned with our annual objectives, and we recognize that our success is based on the talents and dedication of those we employ. To help our employees succeed in their roles, we emphasize continuous training and development opportunities.

We are committed to maintaining a workplace that acknowledges, encourages, and values diversity and inclusion. We believe that individual differences, experiences, and strengths enrich the culture and fabric of our organization. Having employees with backgrounds and orientations that reflect a variety of viewpoints and experiences also helps us to better understand the needs of our customers and the communities in which we operate. By leveraging the multitude of backgrounds and perspectives of our team and developing ongoing relationships with diverse vendors, we achieve a collective strength that enhances the work place and makes us a better business partner for our customers and others with a stake in our success.

Safety and Maintenance

We have business unit-specific safety rules to govern the way we conduct our operations at each of our projects. Each of our employees at the projects are required to understand and follow our health and safety plan and have the necessary U.S. Occupational Safety and Health Administration training for certain tasks performed at our projects. We perform preventive and normal maintenance on all of our projects and make repairs and replacements when necessary or appropriate. We also conduct routine and required inspections of those projects in accordance with applicable regulation.

Insurance

Our assets are insured with third parties for certain property damage, business interruption and third-party liabilities, and such coverage includes sudden and accidental pollution liabilities, in amounts which management believes are reasonable and appropriate, and excludes named windstorm coverage.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations, or liquidity.

MANAGEMENT

Our Executive Officers and Board of Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s) Held

Edward Sondey	56	Chief Executive Officer, Director

Mark Strength	50	Senior Vice President, Development

Christopher Shugart	50	Senior Vice President, Construction & Operations

Kathryn Wilson	47	Senior Vice President, General Counsel & Corporate Secretary

Paul Segal	46	Chairman of the Board

Darpan Kapadia	48	Director Nominee

Joe Esteves	61	Director Nominee

David Nanus	47	Director Nominee

John King	56	Director Nominee

Paul Thessen	53	Director Nominee

Edward J. Sondey has served as our Chief Executive Officer and as a member of our board of directors since October 2021 and as the Chief Executive Officer of Rev Renewables, LLC and a member of its board of directors since July 2021. Prior to joining the Company, Mr. Sondey served as Senior Managing Director of Private Equity at LS Power Group until July 2021, where he was responsible for the firm’s exploration and production and midstream investments. Mr. Sondey joined LS Power in 2011 and has over twenty-five years of experience in the energy industry. Prior to joining LS Power, Mr. Sondey served as Managing Director in the BofA Merrill Lynch global energy & power investment banking group from 2005 to 2011. He was head of competitive generation, and advised a broad range of industrial and financial clients on the execution of M&A, capital markets and structured commodity transactions. Prior to BofA Merrill, Mr. Sondey was Vice President, Finance for PSEG Power from 2000 to 2005 where he led strategic and finance activities and executed several asset M&A and development transactions. Mr. Sondey started his career as an early member of J. Makowski Associates, a Warburg Pincus portfolio company. Mr. Sondey is a member of the Board of Directors of Goodrich Petroleum Corporation (NYSEAmerican: GDP) and is a member of the hedging and compensation committees of the GDP Board. Mr. Sondey received a B.A. degree from Princeton University. We believe Mr. Sondey’s financial expertise and experience in the energy and finance industries make him well suited to serve on the board of directors.

Christopher Shugart serves as our Senior Vice President, Operations and Construction of Rev Renewables, LLC since April 2021. From June 2018 to January 2021, Mr. Shugart served as the Senior Vice President, Corporate Operations of Pattern Energy Group Inc. (formerly NASDAQ: PEGI) and its predecessor companies (“Pattern Energy”). From August 2013 through May 2018, Mr. Shugart served as the Senior Vice President, Operations and Director of Asset Management and Operations beginning in 2009. Prior to joining Pattern Energy, Mr. Shugart was employed by Babcock & Brown from 2006 to 2009 (the predecessor to Pattern Energy), and by Calpine Corporation from 1998 to 2006. Mr. Shugart received an MBA from the University of Phoenix and an undergraduate degree from Virginia Polytechnic Institute & State University.

Mark Strength has served as our Senior Vice President, Business Development since October 2021 and as Senior Vice President, Business Development of Rev Renewables, LLC, since July 2021. Prior to joining the Company, Mr. Strength spent 13 years at LS Power, where he was responsible for business development and origination activities for the firm’s operating portfolio, including its renewable development projects. Previously,

Mr. Strength worked for Entergy Corporation where he was responsible for long-term resource supply procurement and acquisitions. Prior to Entergy, he worked for ExxonMobil at the cogeneration facility at its largest domestic petrochemical facility. Mr. Strength holds a B.S. degree from Auburn University’s School of Civil Engineering and an M.B.A. from the University of St. Thomas in Houston, Texas.

Kathryn S. Wilson has served as our Senior Vice President, General Counsel and Corporate Secretary since October 2021 and as Senior Vice President, General Counsel and Corporate Secretary of Rev Renewables, LLC, since July 2021. Prior to joining the Company, Ms. Wilson served as Vice President, General Counsel and Secretary of GP Natural Resource Partners LLC, the general partner of Natural Resource Partners L.P. (NYSE: NRP) from December 2013 to July 2021 and as Associate General Counsel from March 2013 to December 2013. Ms. Wilson also served as general counsel of several privately held affiliates of NRP from December 2013 to July 2021. Prior to joining NRP, Ms. Wilson practiced in the capital markets and mergers and acquisitions groups with Vinson & Elkins L.L.P. for over 10 years and also served as General Counsel of Antero Resources Corporation from March 2010 to June 2011. Ms. Wilson holds a B.A. from Wesleyan University and a J.D. from The University of Texas School of Law.

Paul Segal will be appointed to our board of directors concurrently with the consummation of this offering. Mr. Segal is the Chief Executive Officer of LS Power and has served in that capacity since 2011. Mr. Segal serves as a member of LS Power’s Management Committee, overseeing one of the largest independent power and transmission developers in the United States. Since its inception in 1990, LS Power has consistently been at the leading edge of the industry’s evolution, often introducing or commercializing new technologies and developing new markets. Prior to his appointment as Chief Executive Officer of LS Power, Mr. Segal oversaw LS Power’s asset management and renewables development activities. In 2002, Mr. Segal founded Luminus Management, a hedge fund which invested across the capital structure of publicly-traded power, energy, utility and related companies. He was President and Portfolio Manager until 2011 and sold the business in 2017. Mr. Segal began his career at Smith Barney as a generalist in the Mergers and Acquisitions Investment Banking group. Mr. Segal is a member of the Mount Sinai Department of Medicine Advisory Board, the Weill Cornell Medicine Dean’s Council, the board of the Digestive Disease Research Foundation, and the Advisory Board of the NYU Law School’s Institute for Policy Integrity. Mr. Segal holds a B.S. in Chemical Engineering with highest honors from the Rutgers College of Engineering. We believe Mr. Segal’s financial expertise and extensive experience in the energy transmission, renewable energy and finance sectors make him well suited to serve as chairman of the board of directors.

Darpan Kapadia will be appointed to our board of directors concurrently with the consummation of this offering. Mr. Kapadia currently serves on the board of directors of EVgo Inc. (NASDAQ: EVGO), a position he has held since July 2021. He also serves as the Chief Operating Officer of LS Power, a position he has held since May 2017, and is a member of the firm’s Management Committee and Investment Committee, overseeing one of the largest private power generation, transmission and energy infrastructure companies in the United States. Prior to his appointment as Chief Operating Officer of LS Power, Mr. Kapadia was Head of Strategy from December 2009 to May 2017. He is also a member of the investment committees of Edge Principal Advisors and Marmora Capital, two affiliated companies that invest across real estate and other alternative asset classes. Prior to joining LS Power in 2004, Mr. Kapadia was a Vice President at Goldman, Sachs & Co. where he managed assets for institutional and private clients. Prior to that, Mr. Kapadia was a Senior Consultant with PricewaterhouseCoopers LLP where he provided strategic and financial advisory services to corporations. Mr. Kapadia received a B.A. in Economics with Phi Beta Kappa honors from the College of William and Mary and an M.B.A. with highest distinction from the Kellogg Graduate School of Management at Northwestern University. He is a member of the William and Mary Foundation Board of Trustees, the William and Mary Public Policy Advisory Board and Kellogg’s Alumni Council. We believe Mr. Kapadia’s experience in the power generation, transmission and energy infrastructure sectors make him well suited to serve on the board of directors.

Joe Esteves will be appointed to our board of directors concurrently with the consummation of this offering. Mr. Esteves currently serves on the board of EVgo Inc., a position he has held since July 2021. Previously,

Mr. Esteves served on the board of EVgo Holdings, LLC, a position he held since LS Power’s acquisition of EVgo in January 2020. Mr. Esteves also currently serves as the Chief Financial Officer of LS Power, a position he has held since 2008. Mr. Esteves is also the Co-Head of LS Power’s Private Equity business. In addition, he is also a member of LS Power’s Management Committee and Investment Committee and is responsible for LS Power’s financing activity, which includes over $46 billion in debt and equity capital raised since 2005. Mr. Esteves joined LS Power in 2004. Prior to joining LS Power, Mr. Esteves served as Executive Vice President at Comverge, Inc., a power technology firm serving electric utilities, from 2001 to 2004. Previously, he spent fifteen years with major investment banking firms focused on the Energy and Power industries. Those roles included Managing Director and Region Head Project Finance at UBS; Vice President, Structured Finance at Goldman Sachs & Co. and Vice President, Corporate Finance at Salomon Brothers Inc. Mr. Esteves received an M.B.A. from the Wharton School and a B.E. from the Cooper Union. We believe Mr. Esteves’s financial expertise and experience in the electric power and finance industries make him well suited to serve on the board of directors.

David Nanus will be appointed to our board of directors concurrently with the consummation of this offering. Mr. Nanus currently serves on the EVgo Inc. board of directors as Chair, a position he has held since July 2021. Previously, Mr. Nanus served on the board of EVgo Holdings, LLC, a position he had held since LS Power’s acquisition of EVgo in January 2020. Mr. Nanus also currently serves as a member of the Management Committee and Investment Committee and as Co-Head of the Private Equity business at LS Power, a role he has held since 2017. Prior to his appointment as Co-Head of Private Equity, Mr. Nanus served as Senior Managing Director in the Private Equity business. Mr. Nanus joined LS Power in 2005. Prior to joining LS Power, Mr. Nanus was a Vice President in Lazard Freres’ Power and Energy practice, where he advised power and utility companies on mergers and acquisitions and restructuring transactions. Prior to that, Mr. Nanus was an Associate at Dresdner Kleinwort Wasserstein, where he was a member of both the Financial Sponsors and Global Energy practices. Mr. Nanus began his career with Arthur Andersen, where as a member of the Transaction Advisory Services and Audit Groups in which he was an auditor, and performed due diligence and provided accounting advice related to private equity transactions. Mr. Nanus is President of the Board of Trustees of Solomon Schechter Day School of Bergen County, and is a past member of the Board of Trustees of Success Academy NYC Charter Schools and of the Cornell University Dyson School of Business Undergraduate Program Advisory Council. Mr. Nanus received a B.S. from Cornell University and an M.B.A. with honors from Columbia Business School. We believe that Mr. Nanus’s experience in the power and energy industries, in finance and accounting, as well as his knowledge of the EVgo business makes him well suited to serve on the board of directors.

John King will be appointed to our board of directors concurrently with the consummation of this offering. Mr. King currently serves on the board of EVgo Inc., a position he has held since July 2021. He also serves as Executive Vice President and on the Investment Committee at LS Power. In his current capacity Mr. King oversees LS Power’s Western business activities and battery energy storage business efforts. Mr. King joined LS Power in March 2006. Upon joining LS Power, he established LS Power’s solar power business, developing some of the earliest utility scale solar projects completed in the U.S. He also previously held oversight responsibility for LS Power’s portfolio of operating power plants from January 2013 to October 2017. Prior to joining LS Power, he worked at Calpine Corporation from 1994 to 2005 in various positions, including as a Senior Vice President with responsibilities for Calpine’s business development in the Western United States and International business activities. Mr. King previously served as a board member of the Calpine Power Income Fund, an unincorporated open ended, limited purpose trust. Mr. King received a B.S.C. from Santa Clara University and an M.B.A. from California State University, Hayward. We believe Mr. King’s extensive experience in the power generation and renewable energy sectors makes him well suited to serve on the board of directors.

Paul Thessen will be appointed to our board of directors concurrently with the consummation of this offering. Mr. Thessen currently serves as President of LS Power Development, a position he has held since 2008, where he is responsible for identifying and executing LS Power’s transmission and generation development opportunities. In this role, he oversees the development, environmental permitting, regulatory, origination, engineering and construction management functions of LS Power. Prior to being named President in 2008, Mr. Thessen held various roles within LS Power concentrated on project development and new business development. Mr. Thessen holds a B.S. in Electrical Engineering, Summa Cum Laude, from the University of Missouri-Rolla. We believe Mr. Thessen’s experience in the power generation, transmission and energy infrastructure sectors makes him well suited to serve on the board of directors.

Board of Directors

Upon consummation of this offering, our board of directors will consist of nine individuals including one as chairman. We expect our board of directors to determine            to be independent directors under the standards of the                .

Our certificate of incorporation, which will be effective upon the consummation of this offering, will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. For further information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be , and , and their term will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be , and , and their term will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be , and , and their term will expire at the third annual meeting of stockholders following this offering.

LS Power and SK will have certain rights to nominate directors to our board pursuant to a stockholders’ agreement with LS Power, and a letter agreement with SK, respectively. For additional information, please see “Certain Relationships and Related Party Transactions—Stockholders’ Agreement” and “Certain Relationships and Related Party Transactions—Agreements with SK—Board and Information Rights.”

Committees of Our Board of Directors

Our board of directors will establish, effective upon the consummation of this offering, audit, compensation, and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee which is responsible for, among other matters: (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm its independence from us; (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (6) reviewing and monitoring our internal control over financial reporting, disclosure controls and procedures and compliance with legal and regulatory requirements; and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal control over financial reporting, auditing and federal securities law matters.

Our audit committee will consist of                ,                 and                , with                serving as chairman. Rule 10A-3 of the Exchange Act and                rules require us to have one independent audit committee member upon the listing of our common stock on the                , a majority of independent directors within 90 days of the date of listing and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that                is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable                rules and regulations. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the consummation of this offering, a compensation committee which is responsible for, among other matters: (1) reviewing officer and executive compensation goals, policies, plans and programs; (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our officers and other key executives; and (4) appointing and overseeing any compensation consultants.

Our compensation committee will consist of                ,                 and                , with                serving as chairman. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and the                , including the                ’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles; and (4) reviewing and approving related person transactions.

Our nominating and corporate governance committee will consist of                ,                 and                , with                serving as chairman. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and the                , including the                ’s controlled company exemption. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Controlled Company Exemption

Upon completion of this offering, LS Power will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the                corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the ;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and governance committees and compensation committee.

We intend to rely upon the foregoing exemptions. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act, and the rules of the                within the applicable time frame.

Director Compensation for 2021

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during 2021.

New Director Compensation Program

After the completion of this offering, our non-employee directors will be eligible to receive compensation for their service on our board of directors consisting of annual cash retainers. We expect that, following this offering, our non-employee directors will receive the following annual retainers for their service on our board of directors. The non-employee directors who are employees of LS Power will receive no additional compensation for their services on our board of directors. The retainers will be paid in four equal quarterly installments and prorated for any partial year of service on our board of directors:

Position	Retainer ($)
Non-Executive Chairman	$
Board Member	$
Audit Committee:
Chairperson	$
Committee Member	$
Compensation Committee:
Chairperson	$
Committee Member	$
Nominating and Corporate Governance Committee:
Chairperson	$
Committee Member	$

We expect that our non-employee directors who are not also employees of LS Power will receive $                annually.

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our bylaws that will become effective upon the consummation of this offering. Our board of directors may revise the compensation arrangements for our directors from time to time.

Code of Business Conduct and Ethics

We will adopt, effective upon the consummation of this offering, a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, which will be a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act. A copy of the code will be available on our website. If we make any amendment to the code of business conduct and ethics or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

Executive Compensation

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Accordingly, our “named executive officers” and their positions were as follows:

Edward Sondey, Chief Executive Officer;

                ,                 ; and

                ,                  .

2021 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the period from July 20, 2021 (the date of the Contribution) through December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Edward Sondey	2021
Chief Executive Officer

Narrative to Summary Compensation Table

Adoption of Equity Compensation Plan

In connection with this offering, we intend to adopt a customary equity incentive plan for employees, consultants and directors of us and our affiliates who perform services for us. The terms of such plan have not been determined.

Outstanding Equity Awards at Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards for each named executive officer as of December 31, 2021.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Edward Sondey

Director Compensation

The following table summarizes the compensation provided to the members of our board of directors for the fiscal year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Narrative Disclosure to Director Compensation Table

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of effectiveness of this registration statement with respect to:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock;

•	each member of our board of directors upon the consummation of this offering and each executive officer; and

•	the members of our board of directors upon the consummation of this offering and our executive officers as a group.

Applicable percentage of beneficial ownership prior to this offering is based on                shares of common stock that would be outstanding immediately following completion of the Rev LLC Merger and the initial SK investment, assuming a price per share in this offering of $     (the mid-point of the price range set forth on the cover page of this prospectus). Applicable percentage of beneficial ownership after this offering is based on (i) the number of shares of common stock outstanding prior to this offering, (ii) the issuance and sale by us of              common shares in this offering, (iii) the issuance and sale by us of              shares in the concurrent SK private placement assuming a price per share in this offering of $     (the mid-point of the price range set forth on the cover page of this prospectus), and (iv) the assumption that none of our executive officers, directors, shareholders who beneficially own more than five percent of our common shares or affiliates of the foregoing will participate in this offering.

We have determined beneficial ownership in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of share options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before              , which is 60 days after             . These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns, subject to applicable community property laws.

Except as otherwise noted below, the address of each beneficial owner listed in the table below is c/o REV Renewables, Inc., 1700 Broadway, 38th Floor, New York, New York 10019.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option			Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
	Shares	%		Shares	%		Shares	%
5% Stockholders:
Bolt Energy Investment Holdings, LLC(1)(4)(5)			%			%			%
Rev Renewables Fund III Holdings, LLC(2)(4)(5)
Rev Renewables Fund IV AIV Holdings, LLC(3)(4)(5)
SK(4)(5)
Named Executive Officers and Directors:
Edward Sondey			%			%			%
Paul Segal
Joe Esteves(2)(3)
Darpan Kapadia
John King
David Nanus(2)(3)
Paul Thessen
All executive officers and directors as a group ( individuals)			%			%			%

*	Represents beneficial ownership of less than 1%
(1)

Bolt Energy Investment Holdings, LLC (“Bolt Investment”) is controlled by Bolt Energy Holdings, LLC. Bolt Energy Holdings, LLC is managed by Bolt Energy Management, LLC a Delaware limited liability company (“Bolt Management”). Bolt Management is indirectly owned by LSP Generation IV, LLC, which is in turn indirectly owned and managed by LS Power Development, LLC (“LSP Development”). LSP Development is managed by Mikhail Segal, and accordingly Mr. Segal may be deemed to have voting and investment power with respect to the shares owned by LSP Development. Messrs. P. Segal and M. Segal disclaim beneficial ownership of such shares.

(2)

Rev Renewables Fund III Holdings, LLC (“Rev Fund III Holdings”) is controlled by LS Power Equity Partners III, LP, a Delaware limited partnership (“Rev Fund III Member”). Rev Fund III Member is managed by LS Power Equity Advisors, LLC, a Delaware limited liability company (“LSP Advisors”). Joseph Esteves and David Nanus, through their positions, relationship and/or affiliations with LSP Advisors, may have shared voting and investment power with respect to the shares held by Rev Fund III Holdings. As such, Messrs. Esteves and Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by Rev Fund III Holdings. Messrs. Esteves and Nanus disclaim beneficial ownership of such shares.

(3)

Rev Renewables Fund IV AIV Holdings, LLC (“Rev Fund IV AIV Holdings”) is controlled by LS Power Equity Partners IV AIV, LP, a Delaware limited partnership (“Rev Fund IV AIV Member”). Rev Fund IV AIV Member is managed by LSP Advisors. Joseph Esteves and David Nanus, through their positions, relationship and/or affiliations with LSP Advisors, may have shared voting and investment power with respect to the shares beneficially owned by Rev Fund IV AIV Holdings. As such, Messrs. Esteves and Nanus may be deemed to have or share beneficial ownership of the shares beneficially owned by Rev Fund IV AIV Holdings. Messrs. Esteves and Nanus disclaim beneficial ownership of such shares.

(4)

Assumes a valuation based on an initial offering price of $            per share of common stock, the midpoint of the price range set forth on the cover of this prospectus. Depending on the public offering price of this offering, Rev LLC may issue additional membership interests to SK prior to the Rev LLC Merger, resulting in an increase in the number of shares of common stock to be issued to SK and an equivalent decrease in the number of shares of common stock to be received by LS Power in connection with the Rev LLC Merger.

(5)

SK has entered into a subscription agreement with us pursuant to which SK has agreed to purchase, and we have agreed to sell, in a concurrent SK private placement transaction, $100 million of common stock at a price per share equal to the initial public offering price in this offering. The closing of the concurrent SK private placement is subject to certain customary closing conditions and will be completed concurrently with the closing of this offering, but is not conditioned on the closing of this offering. Assuming a price per share in this offering of $            , the mid-point of the price range set forth on the cover of this prospectus, the concurrent SK private placement will result in the issuance of             shares to SK. Please read “Certain Relationships and Related Party Transactions—Agreements with SK—Concurrent SK Private Placement.” The address for SK is             .

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions of Our Co-Predecessors

Bolt Battery Co-Predecessor received certain overhead administrative and management services from affiliates of LS Power. For the years ended December 2020 and 2019, Bolt Battery Co-Predecessor incurred $75,000 and $64,000 respectively, related to such services.

Bolt Battery Co-Predecessor recorded certain allocated general and administrative costs that were costs incurred by an affiliate of LS Power. As of December 31, 2020 and 2019, such allocated costs totaled $3.3 million and $1.8 million, respectively.

The Hydro/Wind Co-Predecessor received certain administrative and management services from its affiliates. For the years ended December 2020 and 2019, the Hydro/Wind Co-Predecessor incurred $0.3 million and $0.2 million, respectively, related to such services.

The Hydro/Wind Co-Predecessor recorded certain allocated general and administrative costs that were costs incurred by an affiliate. As of December 31, 2020 and 2019, such allocated costs totaled $3.4 million and $2.5 million, respectively.

Transition Services Agreement

In connection with the Contribution, on July 1, 2021, Rev LLC entered into a Transition Services Agreement (the “Transition Services Agreement”) with an affiliate of LS Power pursuant to which certain of LS Power’s affiliates agreed to provide services to the Contributed Assets, including accounting and tax, investor relations, finance and treasury, asset management, facilities and human resources services and Rev LLC agreed to provide services to LS Power, including legal services, construction and engineering and transmission services, each on a transitional basis. Each party will pay for services received on a monthly pass-through cost basis. The Transition Services Agreement shall terminate on the earlier of (i) December 31, 2023, (ii) the expiration of the applicable length of service pursuant to which such service is provided by one party to the other party, which lengths range from December 31, 2021 to December 31, 2023, and (iii) a change of control of Rev LLC. This summary is qualified in its entirety by reference to the full text of the Transition Services Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Agreements with SK

Initial Investment

Rev LLC and Grid Solution II LLC, an indirect subsidiary of SK E&S Co., Ltd. (“SK”), entered into an Equity Purchase Agreement on October 15, 2021 for SK to make a $300 million investment in Rev LLC in exchange for a 10.71% membership interest in Rev LLC (the “SK Initial Investment”). The closing of the SK Initial Investment is subject to regulatory approvals and customary closing conditions and is expected to occur in the fourth quarter of 2021, prior to the closing of this offering. Depending on the public offering price of this offering, Rev LLC may issue additional membership interests to SK prior to the Rev LLC Merger, resulting in an increase in the number of shares of common stock to be issued to SK and an equivalent decrease in the number of shares of common stock to be received by LS Power in connection with the Rev LLC Merger. This summary is qualified in its entirety by reference to the full text of the Equity Purchase Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Concurrent SK Private Placement

SK has entered into a subscription agreement with us pursuant to which SK has agreed to purchase, and we have agreed to sell, in a concurrent SK private placement transaction, $100 million of common stock at a price per share equal to the initial public offering price in this offering. The closing of the concurrent SK private placement is subject to certain customary closing conditions and will be completed concurrently with the closing of this offering, but is not conditioned on the closing of this offering. We expect to receive net proceeds of the concurrent SK private placement of approximately $                , after deduction of expenses payable by us. We will rely upon the “private placement” exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and, accordingly, the shares of common stock issued to SK will not be registered under the Securities Act.

Board and Information Rights

Pursuant to a letter agreement, dated October 15, 2021, for so long as SK and its affiliates own at least 6% of our outstanding equity securities on a fully diluted basis, SK will be entitled to certain information rights, including annual budgets and access to our management. In addition, for so long as SK and its affiliates own at least 6% of our outstanding equity securities on a fully diluted basis, SK will be entitled to propose a candidate to the nominating committee of our Board for election or appointment to our Board. If the candidate proposed by SK is recommended by the nominating committee for election or appointment and is duly elected or appointed thereafter, then SK will not be entitled to propose a replacement candidate until the then-serving SK proposed director ceases to be a member of our Board. If the SK candidate is either not recommended by the nominating committee to be elected or appointed to our Board or is not subsequently elected or appointed following the nominating committee’s recommendation, then SK shall have the right to propose successive candidates until such time as one such candidate is duly nominated and subsequently elected or appointed to the Board. To the extent we determine that information is commercially or competitively sensitive or would give rise to a conflict of interest, we have the right to withhold such information from SK or its director, as applicable. This summary is qualified in its entirety by reference to the full text of the letter agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreements

The below summaries are qualified in their entirety by reference to the full text of the registration rights agreements, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Agreement with LS

In connection with the closing of this offering, we will enter into a registration rights agreement with LS Power. Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our common stock under certain circumstances.

Demand Rights

At any time after the                 day lock-up period, as described in “Underwriting,” and subject to certain limitations, LS Power and certain members of our management team (or their permitted transferees) (the “Holders”) owning at least     % of the then outstanding common stock of the Company (the “Demand Holders”) will have the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of their shares of our common stock. Generally, we are required to provide notice of the request to certain other holders of our common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration within                 days after the closing of any underwritten offering of shares of our common stock. Further, each of the Demand Holders is entitled to no less than                demand registrations.

We are not obligated to effect more than a total of                 demand registrations within any 365 day period. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use reasonable best efforts to maintain the effectiveness of any

such registration statement until the earlier of (i)                 (or                 in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all shares covered by such registration statement have been sold (subject to certain extensions).

In addition, each of the Demand Holders (or their permitted transferees) will have the right to require us, subject to certain limitations, to effect a distribution of any or all of their shares of our common stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration and other than a requested underwritten offering made concurrently with a demand registration) shall constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify the Holders (or their permitted transferees) of such proposal to allow them to include a specified number of their shares of our common stock in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Agreement with SK

In connection with the closing of this offering, we will enter into a registration rights agreement with SK (the “SK Registration Rights Agreement”). We expect that the agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of common stock. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. We will provide additional details regarding the SK Registration Rights Agreement in a subsequent filing.

Stockholders’ Agreement

In connection with this offering, we will enter into a stockholders’ agreement with LS Power. Summaries of certain material terms of the stockholders’ agreement are set forth below.

Among other things, the stockholders’ agreement will provide LS Power with the right to designate a number of nominees (each LS Power nominee, an “LSP Director”) to our board of directors such that:

•	at least directors of the board are LSP Directors for so long as LS Power and its affiliates collectively beneficially own at least % of the outstanding shares of our common stock;

•	at least directors of the board are LSP Directors for so long as LS Power and its affiliates collectively beneficially own less than % but at least % of the outstanding shares of our common stock;

•	at least director of the board is a LSP Directors for so long as LS Power and its affiliates collectively beneficially own less than % but at least % of the outstanding shares of our common stock;

•	once LS Power and its affiliates collectively own less than % of our common stock, LS Power will not have any board designation rights.

The designation rights of LS Power are exercisable at the option of LS Power and LS Power may designate a number of directors to serve on our board of directors that is less than the number shown above (or none at all). The designation rights of LS Power will terminate automatically upon the later of (i) the time at which LS Power no longer has the right to designate an individual for nomination to our board of directors under the stockholders’ agreement, and (ii) the time at which the Sponsors cease to hold in aggregate at least     % of the outstanding shares of our common stock. Immediately following this offering, we expect             , and              to be designated.

Pursuant to the stockholders’ agreement, we, LS Power and SK will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by LS Power.

The rights granted to LS Power to designate directors are additive to and not intended to limit in any way the rights that LS Power or any of its affiliates may have to nominate, elect or remove our directors under the DGCL.

This summary is qualified in its entirety by reference to the full text of the stockholders’ agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Procedures for Approval of Related Party Transactions

Prior to the date of this prospectus, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of our common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of, and approve or ratify, all Related Party Transactions.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws, each as expected to be in effect upon the consummation of this offering, will provide that we shall indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

DESCRIPTION OF CAPITAL STOCK

General

Below is a summary of the material terms and provisions of our Certificate of Incorporation and our Bylaws as expected to be in effect and affecting the rights of our stockholders upon the consummation of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, our Bylaws and the DGCL. Copies of our Certificate of Incorporation and Bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to REV Renewables, Inc. and not to any of its subsidiaries.

Authorized Capital

Upon the completion of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.01 per share and                shares of preferred stock, par value $0.01 per share.

As of December 31, 2020, there were no shares of common stock outstanding, held by any stockholders.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our Certificate of Incorporation that relates solely to the terms of one or more outstanding Series of preferred stock if the holders of such affected Series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Holders common stock will be entitled to receive dividends if, as and when declared by our board of directors, out of our legally available assets, in cash, property, shares of our common stock or other securities, after payments of dividends required to be paid on outstanding preferred stock, if any.

Distributions in Connection with Mergers or Other Business Combinations. Upon a merger, consolidation or substantially similar transaction, holders of each class of common stock will be entitled to receive equal per share payments or distributions.

Liquidation Rights. Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of the common stock, subject to prior satisfaction of all outstanding debts and other liabilities and the payment of liquidation preferences, if any, on any outstanding preferred stock.

Other Matters. Our Certificate of Incorporation will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Unissued Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                , which would apply as long as our common stock is listed on the                ,

require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Certificate of Incorporation will authorize our board of directors to establish, from time to time, the number of shares to be included in each Series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each Series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also will be able to increase or decrease the number of shares of any Series of preferred stock, but not below the number of shares of that Series of preferred stock then outstanding, without any further vote or action by the stockholders, without any vote or action by stockholders.

The existence of unissued and unreserved common stock or preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation, or an amendment thereto, to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for director liability with respect to unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation will provide for such limitation of liability.

Our Certificate of Incorporation and Bylaws will indemnify our directors and officers to the full extent permitted by the DGCL and our Certificate of Incorporation also allows our board of directors to indemnify other employees. This indemnification will extend to the payment of judgments in actions against officers and directors and to reimbursement of amounts paid in settlement of such claims or actions and may apply to judgments in favor of the corporation or amounts paid in settlement to the corporation. This indemnification will also extend to the payment of attorneys’ fees and expenses of officers and directors in suits against them where the officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. This right of indemnification is not exclusive of any right to which the officer or director may be entitled as a matter of law and shall extend and apply to the estates of deceased officers and directors.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Certificate of Incorporation, Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws that will be effective upon consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Board Classification. Our Certificate of Incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Certificate of Incorporation and Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors.

No Cumulative Voting. Our Certificate of Incorporation will provide that stockholders are not permitted to cumulate votes in the election of directors.

Special Meetings of Stockholders. Our Bylaws will provide that special meetings of our stockholders may be called, prior to the first date on LS Power and its affiliates no longer collectively beneficially own more than     % of the outstanding shares of common stock (the “Trigger Event”), only by or at the direction of our board of directors or our Chairman at the request of holders of not less than a majority of the combined voting power of our common stock, and, from and after the Trigger Event, only by or at the direction of our board of directors or our Chairman.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our Certificate of Incorporation will preclude stockholder action by written consent from and after the Trigger Event.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing. To be timely, a stockholder’s notice will need to be sent to and received by our Secretary both (1) at our principal executive offices by hand delivery, overnight courier service, or by certified or registered mail, return receipt required, and (2) by electronic mail, as provided in the Bylaws, no later than the close of business on the             th day, nor earlier than the close of business on the             th day, prior to the anniversary of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within             days before or             days after the anniversary of the immediately preceding annual meeting of stockholders, or if no annual meeting was held in the preceding year, such notice will be timely only if received no earlier than the close of business on the             th day prior to the annual meeting and no later than the close of business on the later of the             th day prior to such annual meeting and the tenth day following the date on which a public announcement of the date of the annual meeting was made by us. Our Bylaws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation will provide that from and after the Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon. In addition, our Certificate of Incorporation also will provide that from and after the Trigger Event, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Supermajority Provisions. Our Certificate of Incorporation and Bylaws will provide that our board of directors is expressly authorized to alter, amend, rescind or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with Delaware law and our Certificate of Incorporation. From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of our Company required therein, our Bylaws or applicable law, any amendment, alteration, rescission or repeal of our Bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation will provide that the following provisions in our Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director and governing forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Section 203 of the Delaware General Corporation Law. Section 203 of the DGCL provides that, subject to certain stated exceptions, a corporation may not engage in a business combination with any “interested stockholder” (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent; or

•	by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

An “interested stockholder” is any person (other than the corporation and any direct or indirect majority-owned subsidiary) who owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date of determination, and the affiliates and associates of such person.

Under our Certificate of Incorporation, we will opt out of Section 203 of the DGCL and will therefore not be subject to Section 203.

Regulation by FERC. We are a holding company with U.S. operating subsidiaries that are “public utilities” (as defined in the FPA) and that are, therefore, subject to FERC’s jurisdiction under the FPA. As a result, the FPA requires us to (i) obtain prior authorization from FERC to transfer an amount of our voting securities sufficient to convey direct or indirect control over any of our public utility subsidiaries or (ii) qualify for a blanket authorization granted under or an exemption from FERC’s regulations in respect of transfers of control. Similar restrictions apply to any purchaser of our voting securities who is a “holding company” (as defined by PUHCA) in a holding company system that includes a transmitting utility or an electric utility, or an “electric utility company,” regardless of whether our voting securities are purchased in this offering, subsequent offerings by us, in open market transactions or otherwise. Accordingly, certain sales of an interest in our projects or our issued and outstanding voting securities may require prior authorization by FERC. For additional information, please see “Risk Factors—Risks Related to the Regulatory Environment—As a result of the FPA and FERC’s regulations and guidance in respect of transfers of control, absent prior authorization by FERC, we cannot convey, nor will an investor in our company, together with its affiliates, generally be permitted to obtain, a direct and/or indirect voting interest in 10% or more of our issued and outstanding voting securities without prior FERC approval, and a violation of this limitation could result in civil or criminal penalties under the FPA and possible further sanctions imposed by FERC under the FPA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Listing

We intend to apply to list our common stock on the                under the symbol “RVR.”

Shares Available for Future Sale

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering and the concurrent SK private placement, a total of                shares of common stock will be outstanding, assuming the underwriters do not exercise their option to purchase additional shares and a price per share in this offering of $             (the midpoint of the price range set forth on the cover page of this prospectus). Of these shares,                shares of common stock sold in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The sale of these shares could have an adverse impact on the price of our common stock or on any trading market that may develop.

The remaining outstanding shares of our common stock, including those issued to SK in connection with the concurrent SK private placement, will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering)
Beginning days after the date of this prospectus

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after the completion of this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares); and

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the LTIP. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described below.

Lock-up Agreements

We, our directors and officers, and substantially all of our stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, subject to certain exceptions, we and they will not, directly or indirectly, (1) offer, sell, contract to sell, pledge, grant any option or contract to purchase, make any short sale or otherwise dispose of or hedge any of our shares of common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares common stock, whether any such transaction described in (1) or (2) is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise, and will not publicly disclose an intention to do the foregoing. Morgan Stanley & Co. LLC, in its sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

The lock-up agreements do not contain any pre-established conditions to the waiver by the representatives of the underwriters on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold and the timing, purpose and terms of the proposed sale.

Registration Rights

Upon the completion of this offering and the closing of the concurrent SK private placement, the holders of an aggregate of             shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act. Registration of these shares under the Securities Act will result in these shares becoming freely tradable immediately upon the effectiveness of such registration, subject to the restrictions of Rule 144. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that acquired our common stock in this offering and holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to distributions on our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes. However, because there is limited direct authority regarding the applicable definition of U.S. real property for purposes of these rules and because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our non-U.S. real property and other business assets, which relative fair market values will change over time, there can be no assurance that we are not a USRPHC now or that we will not become one in the future. In the event that we are or become a USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to be or become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any distributions paid to a non-U.S. holder on our common stock must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC,            and            are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $50,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the        under the trading symbol “RVR”.

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, and will not cause or direct any of its affiliates to, or publicly disclose an intention to, in each case, during the period commencing on the date of this prospectus and ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

confidentially submit any draft registration statement or file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock.

whether any such transaction described above is to be settled by delivery of shares of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, (i) the foregoing precludes hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock and (ii) without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for shares of common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters; or

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of shares of the common stock or other securities acquired in such open market transactions; or

•

facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of shares of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the shares of common stock. These activities may raise or maintain the market price of the shares of common stock above independent market levels or prevent or retard a decline in the market price of the shares of common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State of the European Economic Area (each, a “Member State”), will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus in relation to the offer of those shares of our common stock may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the company or the underwriters to publish or supplement a prospectus for such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of common stock contemplated in this prospectus.

Each person in a Member State who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus, or to whom the shares of our common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the company that it and any person on whose behalf it acquires shares of our common stock is:

a)	a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation; and

b)

in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 5(1) of the Prospectus Regulation: (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of our common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

In relation to each Member State, each underwriter has represented and agreed that it has not made and will not make an offer of shares of our common stock to the public in that Member State except that it may make an offer of shares of our common stock to the public in that Member State at any time,

a)	to legal entities which are qualified investors as defined in the Prospectus Regulation;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of our common stock shall require the company or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

United Kingdom

This prospectus has been prepared on the basis that any offer of shares of our common stock in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares of our common stock. Accordingly any person making or intending to make an offer in the UK of shares of our common stock which are the subject of the offering contemplated in this prospectus in relation to the offer of those shares of our common stock may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation in each case in relation to such offer.

Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the company or the underwriters to publish or supplement a prospectus for such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of our common stock through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the shares of our common stock contemplated in this prospectus.

Each person in the UK who receives any communication in respect of, or who acquires any shares of our common stock under, the offers to the public contemplated in this prospectus, or to whom the shares of our common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the company that it and any person on whose behalf it acquires shares of our common stock is:

a)	a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation; and

b)

in the case of any shares of our common stock acquired by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (i) the shares of our common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares of our common stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares of our common stock to it is not treated under the UK Prospectus Regulation or FSMA as having been made to such persons.

Each underwriter has represented and agreed that it has not made and will not make an offer of shares of our common stock to the public in the United Kingdom, except that it may make an offer of shares of our common stock to the public in the United Kingdom at any time:

a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the representatives for any such offer; or

c)

at any time in any other circumstances falling within section 86 of the FSMA, provided that no such offer of shares of our common stock shall require the company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression “an offer of shares of our common stock to the public” in relation to any shares of our common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock.

The expression UK Prospectus Regulation means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each underwriter has represented, warranted and agreed as follows:

a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which section 21(1) of the FSMA does not apply to the company; and

b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

c)

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any shares of our common stock may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of our common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of common stock, whether by way of sale or subscription, in the Cayman Islands.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus The prospectus to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our common stock offered should conduct their own due diligence on the prospectus. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares of our common stock may have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares of our common stock or caused the shares of our common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause the shares of our common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;

•	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Shearman & Sterling LLP is acting as counsel to the underwriters.

EXPERTS

The combined financial statements of Rev Renewables Bolt Predecessor as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Rev Renewables Fund III Predecessor as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Harbor Hydro Intermediate Holdings, LLC as of December 31, 2019, and for the year ended December 31, 2019, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of PSEG Solar Source LLC as of and for the years ended December 31, 2020 and 2019, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such consolidated financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at website of the SEC referred to above. We also maintain a website at https://reverenewables.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

GLOSSARY OF TERMS

AC	Alternating current, or an electric current that reverses its direction many times a second at regular intervals, typically used in power supplies

Adjusted EBITDA

A non-GAAP measure, represents net income (loss) excluding net interest expense, depreciation, amortization and accretion expense, income tax expense, non-cash REC expense, development expense, offering costs and mark-to-market gains and losses.

ASC	The FASB Accounting Standards Codification, which the FASB established as the source of authoritative GAAP

ASU	Accounting Standards Updates—updates to the ASC

COD	Commercial Operation Date

Code	Internal Revenue Code of 1986, as amended

Distributed Solar	Solar power projects, typically less than 20 MW in size, that primarily sell power produced to customers for usage on site, or are interconnected to sell power into the local distribution grid

DC	Direct current, or an electric current that always flows in the same direction, typically used in batteries

EPA	United States Environmental Protection Agency

EPC	Engineering, Procurement and Construction

ERCOT	Electric Reliability Council of Texas, the ISO and the regional reliability coordinator of the various electricity systems within Texas

EWG	Exempt Wholesale Generator

Exchange Act	The Securities Exchange Act of 1934, as amended

FASB	Financial Accounting Standards Board

FERC	Federal Energy Regulatory Commission

FPA	Federal Power Act

GAAP	Accounting principles generally accepted in the U.S.

GHG	Greenhouse gas

IRS	Internal Revenue Service

ISO	Independent System Operator, also referred to as an RTO

ISONE	ISO New England

ITC	Investment Tax Credit

kWh	Kilowatt Hour

LIBOR	London Inter-bank Offered Rate

MBTA	Migratory Bird Treaty Act

MMBtu	Million British Thermal Units

MW	Megawatt

MWh	Saleable megawatt hours, net of internal/parasitic load megawatt-hours

MWt	Megawatts Thermal Equivalent

NERC	North American Electric Reliability Corporation

NOLs	Net Operating Losses

NOx	Nitrogen Oxides

NPNS	Normal Purchases and Normal Sales

NYISO	New York Independent System Operator

O&M	Operations and Maintenance

PJM	PJM Interconnection, L.L.C., a regional transmission organization (RTO) that coordinates the movement of wholesale electricity in all or parts of 13 states and the District of Columbia.

PPA	Power Purchase Agreement

PTC	Production Tax Credit

PUCT	Public Utility Commission of Texas

PUHCA	Public Utility Holding Company Act of 2005

PURPA	Public Utility Regulatory Policies Act of 1978

QF	Qualifying Facility under PURPA

RPS	Renewable Portfolio Standards

RTO	Regional Transmission Organization

SCE	Southern California Edison

SEC	U.S. Securities and Exchange Commission

SO2	Sulfur Dioxide

SREC	Solar Renewable Energy Credit

Tax Act	Tax Cuts and Jobs Act of 2017

U.S. DOE	U.S. Department of Energy

Utility Scale Solar	Solar power projects typically 20 MW or greater in size (on an alternating current, or AC, basis) that are interconnected into transmission or distribution

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical financial statements of Bolt Energy Investment, LLC and DevCos (“Bolt Battery Co-Predecessor”), Fund III (as defined below), Quattro Solar, LLC (and including the results of its predecessor, PSEG Solar Source, LLC, “Quattro”), and Harbor Hydro Intermediate Holdings, LLC (“Seneca Hydro”) for periods prior to its acquisition by Hydro/Wind Co-Predecessor to give pro forma effect to (i) the Contribution (as defined below), and (ii) debt financing for the Quattro Acquisition (as defined below) as if they occurred on January 1, 2020, the first day of the fiscal year ended December 31, 2020, as described in the notes included below. In addition, pro forma earnings (loss) per share have been adjusted to give effect to (i) the initial SK investment, (ii) concurrent SK private placement, (iii) Rev LLC Merger and (iv) this offering.

Quattro Acquisition and Financing

On June 29, 2021, a wholly owned subsidiary of LS Power Equity Partners IV, LP (“Fund IV”) acquired all of the outstanding interests of PSEG Solar Source, LLC, the owner of Quattro Solar, LLC (the “Quattro Acquisition”). The acquisition was financed through two term loans, Quattro Northeast and Quattro National, of $115.0 million and $310.0 million, respectively. $7.8 million of deferred financing fees were recognized associated with the term loans. Quattro was subsequently contributed to Rev LLC in connection with the Contribution (as described below).

Contribution

On July 19, 2021, pursuant to the terms of the Contribution Agreement dated July 1, 2021, which is filed as an exhibit to the registration statement of which this prospectus formed a part, all of the outstanding equity of Seneca Hydro, Kibby Wind Holdings, LLC (“Kibby Wind”), Bath County Energy Holdings, LLC (“Bath Hydro”), Yards Creek Energy Holdings, LLC (“Yards Creek”), Bolt Battery Co-Predecessor, LSP Fund III Marketing, LLC (“LSP Marketing”), and Quattro were contributed to Rev Renewables (such transaction, the “Contribution”). Seneca Hydro, Kibby Wind, Bath Hydro, Yards Creek and LSP Marketing were owned by LS Power Equity Partners III, L.P. prior to the Contribution and are collectively referred to as “Hydro/Wind Co-Predecessor”.

Initial SK Investment and Concurrent Private Placement

On October 15, 2021, SK E&S Co., Ltd. (“SK”) agreed to invest up to $400.0 million in Rev LLC. We expect the initial $300.0 million investment in exchange for a 10.71% membership interest in Rev LLC to close in the fourth quarter of 2021, upon receipt of certain regulatory approvals and prior to the closing of this offering, and result in the issuance of                shares to SK, assuming a price per share in this offering of $            (the midpoint of the price range set forth on the cover page of this prospectus). In connection with its remaining $100.0 million investment, SK has agreed to purchase, and we have agreed to sell, in a concurrent SK private placement transaction,                shares, assuming a price per share in this offering of $            (the midpoint of the price range set forth on the cover page of this prospectus). The closing of the concurrent SK private placement is subject to certain customary closing conditions and will be completed concurrently with the closing of this offering, but is not conditioned on the closing of this offering.

Rev LLC Merger

REV Renewables, Inc. was incorporated under the laws of the State of Delaware to become a holding company for Rev LLC’s assets and operations. Prior to this offering, (i) Rev LLC will merge with and into (“Merger Sub”), a newly formed subsidiary of REV Renewables, Inc., with Merger Sub surviving the merger, and (ii) LS Power and SK will exchange all of their interests in Rev LLC for shares of common stock of REV Renewables, Inc. in the same proportions as the pre-merger equity interests in Rev LLC (which proportions in Rev LLC may change depending on the valuation of REV Renewables, Inc. based on the price paid by the public for our common stock in this offering). As a result of such transactions, Merger Sub will become a direct, wholly owned subsidiary of REV Renewables, Inc. and, immediately prior to this offering, LS Power and SK will collectively own 100% of REV Renewables, Inc.

Historical Financial Statement Information

The historical financial statement information included in the unaudited pro forma condensed combined financial information include:

•

Hydro/Wind Co-Predecessor: This represents the financial results of Hydro/Wind Co-Predecessor for the year ended December 31, 2020, including results of a 50% undivided interest in a pumped storage hydro-electric power generation facility from September 8, 2020 to December 31, 2020, and the results of Seneca Hydro following its acquisition in July 2020, as further described below.

•	Quattro: This represents the financial results of PSEG Solar Source, LLC for the year ended December 31, 2020.

•	Bolt Battery Co-Predecessor: This represents the financial results of Bolt Battery Co-Predecessor for the year ended December 31, 2020.

•

Seneca Hydro Pre-Acquisition: This represents the financial results of Seneca Hydro for the period from January 1, 2020 to July 6, 2020, which is the period prior to its acquisition by Hydro/Wind Co-Predecessor.

On September 8, 2020, Yards Creek Energy, LLC, a wholly owned subsidiary of Yards Creek, acquired a 50% undivided interest in a pumped storage hydro-electric power generation facility. On March 5, 2021, Yards Creek Energy, LLC acquired the remaining interest. Therefore, the Hydro/Wind Co-Predecessor historical operating results for the year ended December 31, 2020, include the results of the 50% undivided interest from September 8, 2020 to December 31, 2020. The results of the 50% undivided interest in Yards Creek are not included in the historical operating results of Hydro/Wind Co-Predecessor. No separate financial statements for such results are included in this prospectus.

Pro Forma Adjustments

Adjustments included in the unaudited pro forma condensed combined financial statements include:

•	Transaction accounting adjustments (Note 3) reflecting the impact of the accounting for the Contribution; and

•	Other transaction accounting adjustments (Note 4) reflecting the impact of debt financing for the Quattro Acquisition.

The transaction accounting adjustments have been made solely for the purpose of providing unaudited pro forma combined consolidated financial information prepared in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of the combined entity would have been in the periods presented had the transactions occurred on the dates presented, nor are they necessarily indicative of future results of operations that may be achieved by the combined entity. The unaudited pro forma condensed combined statement of income does not reflect any potential synergies or cost savings that may be realized as a result of the transactions described herein.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following, which are included elsewhere in this prospectus:

•	Audited financial statements of Bolt Battery Co-Predecessor as of and for the year ended December 31, 2020;

•	Audited financial statements of Hydro/Wind Co-Predecessor as of and for the year ended December 31, 2020;

•	Audited financial statements of PSEG Solar Source, LLC as of and for the year ended December 31, 2020; and

•	Unaudited financial statements of Seneca Hydro as of and for the six months ended June 30, 2020.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

	Historical
	Bolt Battery Co- Predecessor	Hydro/Wind Co- Predecessor	Quattro	Seneca Hydro Pre- Acquisition	Transaction accounting adjustments (Note 3)		Other Transaction accounting adjustments (Note 4)		Pro Forma
Revenues:
Energy and capacity revenues	$12,752	$82,565	$54,446	$16,769	$(25,322)	A	$—		$141,210
Gain on risk management activities	(8,085)	5,947	—	—	—		—		(2,138)

Total revenues	4,667	88,512	54,446	16,769	(25,322)		—		139,072
Operating expenses:
Purchased power	—	19,287	—	3,902	—		—		23,189
Operations and maintenance	2,279	20,325	18,073	2,829	—		—		42,733
General and administrative	4,341	6,394	—	2,132	—		—		13,640
Depreciation and amortization	3,751	28,039	35,044	3,804	(21,255)	B	—		49,383
Accretion	—	229	—	—	—		—		229
Project development	1,063	—	—	—	—		—		1,063

Total operating expenses	11,434	74,274	53,117	12,667	(21,255)		—		130,237

Operating income (loss)	(6,767)	14,238	1,329	4,102	(4,067)		—		8,835

Other expense or income
Interest expense, net	(981)	(31,001)	(21)	(12,918)	16,185	C	(11,335)	A	(40,071)
Loss on risk management activities	—	(756)	—	—	—		—		(756)
Other income, net	—	—	111	—	—		—		111

Total other (expense) income	(981)	(31,757)	90	(12,918)	16,185		(11,335)		(40,716)

Income (loss) before income taxes	(7,748)	(17,519)	1,419	(8,816)	12,118		(11,335)		(31,881)

Income tax (expense) benefit	—	—	8,789	—	(2,625)	D	3,400	B	9,564

Net Income	$(7,748)	$(17,519)	$10,208	$(8,816)	$9,493		$(7,935)		$(22,317)

Earnings per share (Note 5):
Basic and diluted
Weighted-average shares outstanding:
Basic and diluted

Note 1. Accounting for the Contribution

The Contribution is being accounted for as a business combination. Management has determined Bolt Battery Co-Predecessor to be the accounting acquirer, and Hydro/Wind Co-Predecessor and Quattro to be the acquired companies for financial reporting purposes.

Therefore, the identifiable tangible and intangible assets acquired and liabilities assumed of Hydro/Wind Co-Predecessor and Quattro, as the acquired entities, are recognized at fair value in accordance with ASC 805, Business Combinations. The fair values presented herein are preliminary and subject to change. Such valuations are based on available information and certain assumptions management believe are reasonable.

For purposes of fair value determinations, market participants are assumed to be buyers and sellers in the principal (or most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The unaudited pro forma condensed combined financial information does not reflect any potential synergies or cost savings that may be realized as a result of the transactions described herein. Rather, these will be recorded in the appropriate accounting periods in which they are incurred.

Note 2. Purchase Price Allocation

The acquisitions of Hydro/Wind Co-Predecessor and Quattro by Bolt Battery Co-Predecessor as part of the Contribution were funded by $870.4 million of capital contributions. The following summarizes the estimated preliminary fair value of the tangible and intangible assets acquired and liabilities assumed (in thousands):

Assets Acquired:
Cash and cash equivalents	$246,601
Restricted cash	10,412
Current assets	32.918
Intangible assets	379,823
Property, plant and equipment	1,917,261
Other assets	29,980

Total assets acquired	2,616,995
Liabilities Assumed:
Current liabilities	14,350
Long-term debt	1,528,671
Deferred tax liability	164,904
Other liabilities	38,650

Total liabilities assumed	1,746,575

Net assets acquired	$870,420

Note 3. Transaction Accounting Adjustments

A.	Represents an adjustment to amortization related to the preliminary fair value of intangible assets acquired, as follows (in thousands):

Acquired favorable long-term contracts (fair value)	$379,823
Estimated useful life (in years)	15
Pro forma amortization	$(25,322)
Less: Historical amortization	—

Pro forma adjustment	$(25,322)

B.	Represents an adjustment to depreciation related to the preliminary fair value of property and equipment acquired, as follows (in thousands):

Pro forma Hydro/Wind Co-Predecessor depreciation (i)	$40,503
Pro forma Quattro depreciation	5,129
Less: Historical depreciation of Hydro/Wind Co-Predecessor and Quattro	66,887

Pro forma adjustment	$(21,255)

(i)

Pro forma Hydro/Wind Co-Predecessor depreciation includes a full year of pro forma depreciation related to the 50 % undivided interest in the Yards Creek assets, which was acquired by Hydro/Wind Co-Predecessor on September 8, 2020, and which was later acquired by Rev LLC as part of the Contribution.

C.	Represents an adjustment related to interest expense related to the fair value of Seneca Hydro and Bath Hydro long-term debt assumed (in thousands):

Seneca Hydro pro forma interest	$(10,403)
Bath Hydro pro forma interest	(6,742)
Less: Historical Seneca Hydro and Bath Hydro interest expense	(33,330)

Pro forma adjustment	$16,185

D.	Represents an adjustment for the income tax impact of the following (in thousands):

Transaction accounting adjustments (ii)	$(3,635)
Reflection of Rev LLC as a taxable entity (ii)	1,010

Pro forma adjustment	$(2,625)

(ii) The pro forma tax impact related to the transaction accounting adjustments and to reflect income tax expense for Rev LLC as a taxable entity are calculated using an assumed blended statutory rate of 30%.

Note 4. Other Transaction Accounting Adjustments

For the year ended December 31, 2020

A.	Represents an adjustment to reflect interest expense for the debt financing related to the Quattro acquisition as follows (in thousands):

Quattro Northeast	$(2,689)
Quattro National	(8,646)

Pro forma adjustment	$(11,335)

B.	Reflects an adjustment for the income tax impact of the other transaction accounting adjustments at an assumed blended statutory rate of 30%.

Note 5. Earnings per Share

The following represents the calculation of pro forma earnings (loss) per share (in thousands, except share and per share information):

Year ended December 31, 2020
Pro forma earnings (loss)	$(22,317)
Weighted average shares issued in:
Rev LLC Merger
Initial SK investment (iii) Concurrent SK private placement (iii)
This offering (iii)

Pro forma weight average shares outstanding—basic and diluted

Pro forma earnings per share—basic and diluted

(iii)	Assumes price per share of $ (the mid-point of the price range set forth on the cover of this prospectus).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Rev Renewables Bolt Predecessor:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Rev Renewables Bolt Predecessor (the Company) as of December 31, 2020 and 2019, the related combined statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Philadelphia, Pennsylvania November 12, 2021

REV RENEWABLES BOLT PREDECESSOR

COMBINED BALANCE SHEETS

December 31, 2020 and 2019

(In thousands)

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$—	677
Restricted cash	8,186	—
Accounts receivable	1,328	545
Inventory	63	63
Prepaid expenses	374	159
Deposits	4,038	1,825

Total current assets	13,989	3,269

Property, plant and construction in progress	325,290	119,555
Accumulated depreciation	(6,115)	(2,364)

Property, plant and construction in progress, net	319,175	117,191

Collateral pledged	1,178	660
Assets from risk management activities	1,497	—

Total assets	$335,839	121,120

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$42,880	5,124
Accounts payable—affiliate	22	37
Accrued construction in progress	26,649	306
Accrued contract payable	4,805	1,842
Liabilities from risk management activities	2,403	—

Total current liabilities	76,759	7,309
Long-term debt	68,665	—
Accrued contract payable	8,009	7,000
Liabilities from risk management activities	6,493	—

Total liabilities	159,926	14,309
Commitments and Contingencies (see note 12)
Members’ equity	175,913	106,811

Total liabilities and members’ equity	$335,839	121,120

See accompanying notes to the consolidated financial statements.

REV RENEWABLES BOLT PREDECESSOR

COMBINED STATEMENT OF OPERATIONS

Years ended December 31, 2020 and 2019

(In thousands)

	2020	2019
Revenues:
Energy and capacity revenues	$12,752	7,447
Loss on risk management activities	(8,085)	—

Total revenue	4,667	7,447

Operating expenses:
Operations and maintenance	2,279	1,823
Project development	1,063	414
General and administrative	4,341	2,388
Depreciation	3,751	1,660

Total operating expenses	11,434	6,285
Operating loss	(6,767)	1,162
Interest expense, net	(981)	(114)

Net (loss) income	$(7,748)	1,048

See accompanying notes to the consolidated financial statements.

REV RENEWABLES BOLT PREDECESSOR

COMBINED STATEMENTS OF MEMBERS’ EQUITY

Years ended December 31, 2020 and 2019

(In thousands)

Members’ equity
Balance at December 31, 2018	$28,694
Net income	1,048
Contributions	82,449
Distributions	(5,380)

Balance at December 31, 2019	$106,811
Net income	(7,748)
Contributions	81,491
Distributions	(4,641)

Balance at December 31, 2020	$175,913

See accompanying notes to the consolidated financial statements.

REV RENEWABLES BOLT PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

(In thousands)

	2020	2019
Cash flows from operating activities:
Net (loss) income	$(7,748)	1,048
Adjustments to reconcile net (loss) income to cash flows provided by operating activities:
Depreciation	3,751	1,660
Amortization of deferred financing costs	186	—
Risk management activities	7,399	—
Change in assets and liabilities:
Increase in accounts receivable	(783)	(71)
Increase in inventory and capital spares	—	(28)
Increase in prepaid expenses	(375)	(511)
Increase in deposits	(2,213)	(404)
Increase in collateral pledged	(517)	(660)
Increase in accounts payable and accrued expenses	304	219
Increase (decrease) in accounts payable—affiliate	19	(32)

Net cash provided by operating activities	23	1,221

Cash flows from investing activities:
Payments for capital expenditures	(137,452)	(78,055)

Net cash used in investing activities	(137,452)	(78,055)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	75,000	—
Debt issuance costs	(6,911)	—
Capital contributions	81,491	82,449
Distributions	(4,641)	(5,380)

Net cash provided by financing activities	144,939	77,069

Net change in cash, cash equivalents, and restricted cash	7,510	235
Cash and cash equivalents and restricted cash, beginning of year	676	442

Cash and cash equivalents and restricted cash, end of year	$8,186	677

Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$810	42
Non-cash financing and investing activities:
Changes in other assets and liabilities related to construction in progress	$68,282	12,430

See accompanying notes to the consolidated financial statements.

REV RENEWABLES BOLT PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

(1) Organization

Rev Renewables Bolt Predecessor (the Company) includes various energy storage facilities in the operational stage and various renewable power generation and energy storage facilities in the development stage, located in California. The portfolio includes Vista Energy Storage, LLC (Vista), Diablo Energy Storage, LLC (Diablo), Gateway Energy Storage, LLC (Gateway), LeConte Energy Storage, LLC (LeConte) (collectively “the Battery Storage Facilities”), Bolt Energy Marketing, LLC (Bolt Marketing), and various entities engaged in the development of renewable power generation and energy storage facilities. Vista is a 40MW operating lithium ion battery storage facility located in Vista, California. Gateway is a 250MW operating lithium ion battery energy storage project in which an expansion component is under construction in San Diego County, California. Diablo is a 200MW lithium ion battery energy storage project under construction in Pittsburg, California. LeConte is an advanced stage development project for a 125MW lithium ion battery energy storage project in Calexico, California. Bolt Marketing sells and purchases resource adequacy and energy hedges on behalf of such portfolio. The aforementioned entities are under the common control of LSP Generation IV, LLC.

The global outbreak of COVID-19 has resulted in the implementation of numerous actions taken by governments, governmental agencies and other entities and organizations in an attempt to mitigate the spread of the virus. The Company operates in an industry that is considered essential and as such, the energy storage facilities have been operating and construction has continued during the pandemic. So far, the Company has not experienced any significant disruptions in its supply chain, workforce, operations or construction. Vaccines have become increasingly accessible. While the Company expects the risk to decrease as vaccinations continue to be administered, the Company cannot reasonably estimate with any degree of certainty the full impact COVID-19 may have on the Company’s results of operations, financial position, and liquidity.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The combined financial statements and related notes are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). These combined financial statements have been prepared based on the principles of common control to reflect the combined balance sheets, statements of operations, members’ equity, and cash flows of the aforementioned entities.

These combined financial statements and notes reflect the Company’s evaluation of events occurring subsequent to the balance sheet date through November 12, 2021, the date the combined financial statements were issued.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the combined financial statements in conformity with U.S. GAAP. The most significant of these estimates and assumptions relate to the valuation of derivative instruments. Actual results could differ materially from those estimates.

(c) Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Restricted cash represents cash that is restricted under the terms of certain financing agreements. Such cash is used primarily for construction costs and interest payments.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts owed to the Company from various counterparties for electric energy generated, capacity delivered, and settlements of financial commodity transactions. Management establishes reserves on accounts receivable if it becomes probable that the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectability and establishes or adjusts its allowance using the specific identification method.

(e) Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification (ASC) 606 using a five-step model: (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. At contract inception, the Company determines whether it satisfies the performance obligation over time or at a point in time.

The majority of the Company’s contracts with customers only contain a single performance obligation. When agreements involve multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The Company applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives, while maximizing observable inputs.

(f) Inventory

Inventory consists of spare parts inventory, which is stated at the lower of weighted average cost or net realizable value.

(g) Prepaid expenses

The Company records prepaid expenses for payments made to vendors in advance of the delivery of the related goods or services.

(h) Deposits

The Company records deposits for payments made related to development of renewable power generation and energy storage facilities.

(i) Property, Plant and Equipment

Property, plant and equipment (PPE) is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated remaining useful lives of individual assets or classes of assets except for depreciation of the storage batteries. Plant and equipment is depreciated over the estimated useful life of 20 years. The estimated useful life for computer software is 3 years, computer hardware is 5 years, vehicles is 5 years, and mechanical and electrical equipment is 5 years. Depreciation for storage batteries is computed using the units of production method based on monthly average cycles over an estimated useful life of 7,000 cycles per battery. Additions and improvements extending asset lives beyond their remaining estimated useful lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

(j) Construction in Progress

All costs directly related to the acquisition and construction of long-lived assets are capitalized, including taxes and insurance incurred during the construction phase. All retainage related to construction in progress is recorded in Accrued contract payable until amounts are due. A portion of interest costs, including amortization of debt issuance and financing costs associated with the Battery Storage Facilities financing arrangements, are capitalized during construction. Test energy revenues during the commissioning and construction phases are recorded as a reduction of PPE, net in the accompanying combined balance sheets. The capitalized costs are depreciated over the estimated useful lives of the assets once the assets are placed into service.

(k) Impairment of Long Lived Assets

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

(l) Leases

Due to the criteria set forth in ASC 840, Leases, certain agreements or leases are classified as operating leases.

(m) Debt Issuance and Deferred Financing Costs

Debt issuance and deferred financing costs are amortized over the term of the Company’s financing arrangements using the effective interest method. Unamortized debt issuance and deferred financing costs are reflected as an offset to the scheduled principal payments, and are presented as a component of Long-term debt on the accompanying combined balance sheets.

(n) Derivative Financial Instruments

The Company enters into agreements that meet the definition of a derivative in accordance with FASB ASC 815, Derivatives and Hedging (ASC 815). These agreements are entered into to mitigate or eliminate market and financial risks.

ASC 815 provides for three different ways to account for derivative instruments: (i) as an accrual agreement, if the criteria for the “normal purchase normal sale” exception are met and documented; (ii) as a cash flow or fair value hedge, if the specified criteria are met and documented; or (iii) as a mark-to-market agreement with changes in fair value recognized in current period earnings. All derivative instruments that do not qualify for the normal purchase normal sale exception are recorded at fair value in Assets and Liabilities from risk management activities on the accompanying combined balance sheets.

If designated as a cash flow or fair value hedge, the Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the accompanying balance sheets or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of cash flows, the derivative will continue to be carried at fair value on the accompanying balance sheets and the gains and losses that were accumulated in other comprehensive income are recognized immediately or over the remaining term of the forecasted transaction in the accompanying combined statements of operations.

Gains and losses related to transactions that qualify for hedge accounting would be recorded as a component of other comprehensive income (loss) and would be shown in the aggregate in accumulated other comprehensive income (loss) in the accompanying combined statements of members’ equity and will flow through the accompanying combined statements of operations in the period the hedged item affects earnings.

Otherwise, any gains and losses resulting from changes in the market value of the derivative instruments contracts are recorded in the accompanying combined statements of operations in the current year.

(o) Operating Expenses

Operations and maintenance expenses consists primarily of normal reoccurring maintenance costs, site operating and maintenance expenses, utilities, employee relation expenses, outsourced site labor, information technology costs and office services, taxes (excluding income taxes), insurance expenses, and site costs. General and administrative expenses consists of professional services, management and incentive fees associated with hiring outsourced labor. Project development costs including, but not limited to, land options, legal fees, engineering costs and feasibility studies for the energy storage facilities are expensed as incurred. Project development costs directly related to the acquisition or construction of long-lived assets are capitalized when it is determined that it is probable that such projects will result in the ultimate power generation or battery storage assets.

(p) Fair Value Measurements

Fair value, as defined in ASC 820, Fair Value Measurements and Disclosures (ASC 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

(q) Fair Value of Financial Instruments

The carrying amounts of Cash and cash equivalents, Restricted cash, Accounts receivable, and Accounts payable and accrued expenses are equal to or approximate their fair values due to the short term maturity of those instruments. The fair value of Long-term debt approximates its book value as of December 31, 2020 and 2019.

(r) Income Taxes

The Company consists of entities that have been organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at each member’s level.

The Company, in accordance with ASC 740, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

(s) Concentrations of Credit and Market Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, restricted cash, accounts receivable, and derivatives. Cash and cash equivalents and Restricted cash accounts are generally held at major institutions. Accounts receivables is concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, or other conditions.

The Company participates in the organized electricity markets of CAISO. Trading in this market is approved by the Federal Energy Regulatory Commission and includes credit policies that, under certain circumstances, require that losses arising from default of one member on spot market transactions be shared by remaining participants. As a result, the counterparty risk to this market is limited to the Company’s share of overall market.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support its financial instruments with credit risk.

For the years ended December 31, 2020 and 2019, all of the revenue were from bilateral sales and sales to CAISO, as well as hedge settlements from various third parties. All revenues are subject to geographical market risks.

(t) Commitments and Contingencies

In accordance with ASC 450, Contingencies, the Company records a loss contingency for matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Loss contingency reserves are based on estimates and judgments made by management with respect to the likely outcome of matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. These estimates and judgments could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors.

Additionally, the Company follows the guidance of ASC 460, Guarantees (ASC 460), for disclosing and accounting of guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to ASC 460 is entered into the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have a financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(u) Recent Accounting Pronouncements (Adopted)

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09). In addition to ASU 2014-09, the FASB has issued additional guidance which provides further clarification including ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 ASU 2016-20, ASU 2017-13, ASU 2017-14 and ASU 2018-18. The guidance in the ASU provides that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services provided and establishes the following steps to be applied by an entity: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

ASU 2014-09 and the related additional ASUs are effective for the Company for annual reporting periods beginning after December 15, 2018. The Company adopted the guidance in ASU 2014-09 and the related ASUs, for the year ended December 31, 2019, using the modified retrospective method with no adjustment required to the financial statements upon adoption. Following the adoption of ASC 606, the Company’s revenue recognition of its contracts with customers remains materially consistent with its historical practice. The combined information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company applies the invoicing practical expedient to recognize revenue for the revenue streams except in circumstances where the invoiced amount does not represent the value transferred to the customer. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirement for Fair value Measurement (ASU 2018-13). The amendments in ASU 2018-13 eliminate such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and add new disclosure requirements for Level 3 measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019. Certain disclosures in ASU 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. The Company adopted the amendments effective January 1, 2020. As the amendments contemplates changes in disclosures only, it did not have a material impact on the Company’s combined financial statements.

(v) Recent Accounting Pronouncements (Not yet adopted)

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), with the objective to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and to improve financial reporting by expanding the related disclosures. In addition to ASU 2016-02, the FASB has issued ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10, ASU 2020-02 and ASU 2020-05 which provides further clarification. ASU 2016-02 provides that a lessee should recognize the assets and liabilities that arise from lease on the balance sheets. In addition, ASU 2016-02 expands the required quantitative and qualitative disclosures with regards to lease arrangements. ASU 2016-02 and the related ASUs are effective for the Company for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new leasing standard on the Company’s combined financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASU 2016-13). ASU 2016-13 introduces the current expected credit loss model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under ASU 2016-13, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. This update will be effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). ASU 2017-12 amends the derivative and hedging guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition to ASU 2017-12, the FASB has issued ASU 2019-04 and 2019-10 which provides further clarification. ASU 2017-12 is effective for the Company for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) to provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR). ASU 2020-04 was subject to election as of March 20, 2020 and can be elected for both interim and annual periods through December 31, 2022. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

(3) Revenue Recognition

The Company’s revenue streams, respective performance obligations and methods of recognition are summarized below. All the Company’s revenues are sourced from the United States.

Energy revenue

Electric energy revenue is recognized upon transmission to the customers and consists of physical transactions. The Company applies the invoicing practical expedient in recognizing energy revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of the Company’s performance obligation completed to date. Physical transactions or the sale of generated electricity to meet supply are recorded on a gross basis in the accompanying statements of operations in accordance with ASC 606.

Resource adequacy revenue

Resource adequacy (RA) revenues are recognized when contractually earned and consist of revenues received from third parties at the contract price for making installed storage capacity available to the counterparties or through a sale to CAISO. The Company applies the invoicing practical expedient in recognizing RA revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of the Company’s performance obligation completed to date. Physical transactions for the sale of generated electricity to meet supply are recorded in the accompanying combined statements of operations in accordance with ASC 606.

Capacity revenue

Capacity revenues are recognized when contractually earned, and consist of revenues received from a third party at either the market or a negotiated contract price for making installed battery storage capacity available to satisfy system integrity and reliability requirements or through a sale to CAISO. The Company applies the invoicing practical expedient in recognizing capacity revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of the Company’s performance obligation completed to date.

Gain (loss) on risk management activities

Financial transactions are recorded within change to loss on risk management activities in the accompanying combined statements of operations in accordance with ASC 815.

Disaggregation of revenue

The following table represents the disaggregation of revenue for the years ended December 31, 2020 and 2019 (in thousands):

	2020	2019
Energy revenue	$8,327	$7,235
RA revenue	4,141	212
Capacity revenue	284	—
Loss on risk management activities	(8,085)	—

Total revenue	$4,667	$7,447

(4) Construction in Progress

As of December 31, 2020 and 2019, construction in progress consists of the following (in thousands):

	2020	2019
Beginning Balance	$92,428	$1,148
Additions	205,736	91,280
Placed in service	(142,659)	—

Ending Balance	$155,505	$92,428

(5) Property, Plant and Construction in Progress, Net

As of December 31, 2020 and 2019, Property, plant and construction in progress consisted of the following (in thousands):

	2020	2019
Land and improvements	$641	$641
Plant and equipment	169,144	26,486
Construction in progress	155,505	92,428

Total property, plant and construction in progress	325,290	119,555
Accumulated depreciation	(6,115)	(2,364)

Property, plant and construction in progress, net	$319,175	117,191

For the years ended December 31, 2020 and 2019, depreciation expense for property and plant was approximately $3.8 million and $1.7 million, respectively.

(6) Facility and Contract Commitments

(a) Long term Agreements

Gateway has a 15-year Energy Storage Resource Purchase and Sale Agreement with Southern California Edison Company (SCE) that expires in July 2036. Starting August 2021, SCE will receive 100 MW of RA generated by Gateway. SCE will make monthly RA capacity payments calculated for each month of the delivery period based on the contracted quantity and contracted RA capacity price. Neither party has the right to terminate the agreement except upon the occurrence of an event of default. The Company issued a letter of credit (LOC) in the amount of $6.5 million to SCE as a credit support for this agreement.

Gateway has a 10-year Long Term Resource Adequacy Agreement (LTRAA) with Direct Energy that expires in June 2031. Starting July 2021, Direct Energy will receive 13 MW of RA generated by any Battery Storage Facility. Direct Energy will make monthly RA capacity payments calculated for each month of the delivery period based on the contracted quantity and contracted RA capacity price. Neither party has the right to terminate the agreement except upon the occurrence of an event of default. The Company issued a LOC in the amount of $3.8 million to Direct Energy as a credit support for this agreement.

Gateway has a 15-year LTRAA with a utility that expires in September 2036. Starting October 2021, the utility will receive 50 MW of RA generated by Gateway. The utility will make monthly RA capacity payments calculated for each month of the delivery period based on the contracted quantity and contracted RA capacity price. Neither party has the right to terminate the agreement except upon the occurrence of an event of default. The Company issued a LOC in the amount of $2.0 million to the utility as a credit support for this agreement.

Diablo has three 15-year LTRAAs with a utility that expire in September 2036. Starting October 2021, the utility will receive a total of 150 MW of RA generated by Diablo. The utility will make monthly RA capacity payments calculated for each month of the delivery period based on the contracted quantity and contracted RA capacity price. Neither party has the right to terminate the agreements except upon the occurrence of an event of default. The Company issued LOCs in the amount of $6.0 million to the utility as credit support for these agreements.

In December 2020, LeConte entered into a 15-year LTRAA with a utility which is expected to expire in August 2037. Starting August 1 2022, the utility will expect to receive 40 MW of RA generated by LeConte. The utility will make monthly RA capacity payments calculated for each month of the delivery period based on the contracted quantity and contracted RA capacity price. Neither party has the right to terminate the agreement except upon the occurrence of an event of default. The Company issued a LOC in the amount of $1.6 million to the utility as a credit support for this agreement.

(b) Resource Adequacy Agreements

The Company has several RA agreements with various counterparties which expire on December 31, 2022. The agreements call for certain energy storage facilities to provide up to a fixed quantity of RA requirements and flexible capacity requirements in the CAISO South System. As of December 31, 2020 and 2019, the Company posted cash of $1.2 million and $660 thousand, respectively, as collateral to the counterparties, which is included in Collateral pledged on the accompanying combined balance sheets.

(c) Energy Management Agreement

The Company has separate Energy Management Agreements (EMA) with various counterparties to provide power and risk management services to Gateway and Vista. The counterparties primarily schedules and coordinates the sale of power, capacity and other ancillary services required to operate such facilities. The Company pays a monthly management fee. The separate EMAs have varying expiration dates and will automatically extend for additional one-year periods unless terminated by either party.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the EMAs of $48 thousand and $36 thousand, respectively, which have been expensed as General and administrative on the accompanying combined statements of operations.

(d) Operation and Maintenance Agreements

The Company has Operation and Maintenance Agreements (O&M) with various counterparties to provide for the operation and maintenance of certain energy storage facilities. The agreements have varying expiration dates and will automatically extend for additional periods unless terminated by either party. The Company pays a fixed operating fee, an incentive fee, reimburses the operator for all labor costs, including payroll and taxes, reimburses the operator for costs related to unscheduled maintenance, and other costs incurred under these agreements. Operating fees are subject to an annual adjustment based on specified indices.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the O&M agreements of $138 thousand and $82 thousand, respectively, which have been expensed as Operation and Maintenance on the accompanying combined statements of operations.

(e) Engineering, Procurement and Construction Agreements

Gateway had entered into a $128.1 million engineering, procurement and construction (EPC) agreement with NEC Energy Solutions, Inc. (NEC), which provides for NEC to design, engineer, procure, install, start-up, test, commission, and provide other services. Gateway reached commercial operations on August 1, 2020.

In 2020, Gateway entered into an additional $89.7 million EPC agreement with NEC for the energy storage system expansion (Gateway Expansion). On June 1, 2020, Gateway issued a notice to proceed to NEC. In completing the scope of both EPC agreements, NEC has the right to have work performed by subcontractors. Any subcontractors that are expected to have subcontracts with values exceeding $2.5 million must be approved by the Company. As of December 31, 2020, Gateway has incurred total costs of $178.4 million under the NEC EPC agreements, of which $28.2 million relates to the Gateway expansion, $12.8 million remains in accrued contract payable and $26.3 million remains in accrued construction in progress on the accompanying combined balance sheets.

Vista had entered into a $22.6 million EPC agreement with RES America Construction, Inc. (RES), which provides for RES to design, engineer, procure, install, start-up, test, commission, and provide other services. Vista started operations in June 2018 and achieved substantial completion in July 2018. As of December 31, 2020, the final completion date of the RES EPC agreement was not yet achieved due to minor disputes in work orders. As of December 31, 2020, Vista incurred costs of $22.0 million under the RES EPC agreement, of which $189 thousand remains in accrued construction in progress in the accompanying combined balance sheets.

In 2020, Diablo entered into a $147.8 million EPC agreement with Fluence Energy, LLC (Fluence), which provides for Fluence to design, engineer, procure, install, startup, test, commission and provide other services in connection with the development of a new battery energy storage facility. In November 2020, the Company exercised an EPC option for Diablo to build an Expansion of the battery storage. As of December 31, 2020, Diablo has incurred costs of $96.5 million under Fluence EPC agreement.

(f) Land Lease Agreements

Gateway has an agreement to lease 4 acres of land from OMC Properties, LLC (OMC) with easements to operate a battery storage facility, which expires in March 2044, with two extension options: the first of which is five years and the second of which is four years and eleven months. Gateway makes monthly payments subject to an annual escalation of 2.5%.

Diablo has an agreement to lease 11.8 acres of land from Empire Business Park, LLC (Empire), which expires in October 2046, with an option to extend for three periods of five years each. Diablo makes monthly payments subject to annual escalation of change in Consumer Price Index (CPI).

For the years ended December 31, 2020 and 2019, total incurred lease costs relating to the Land Lease Agreements were $282 thousand and $433 thousand, respectively, of which $75 thousand is included in current year property, plant and construction in progress on the accompanying combined balance sheets and $207 thousand is included in operations and maintenance on the accompanying combined statements of operations the years ended.

(g) Electric Interconnection Agreements

The Company has separate interconnection agreements with various counterparties which connects certain energy storage facilities to the electrical power grid. These agreements can only be terminated by mutual agreement of both parties.

The Company has various long-term contractual and commercial commitments of which the significant contracts have been previously discussed in this note. The following table summarizes the obligations with respect to the significant contractual and commercial commitments as of December 31, 2020 (in thousands):

Contractual obligations	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operations and maintenance agreements	$166	170	—	—	336
Land lease agreements	486	1,005	1,052	15,169	17,712

Total	$652	1,175	1,052	15,169	18,048

(7) Financing Arrangements

(a) Credit Agreement

On September 4, 2020, the Company executed a credit agreement with a group of lenders (the Credit Agreement). The Credit Agreement consists of:

(i) $260.0 million Construction Facility (Construction Facility) used to pay construction costs for Gateway, Diablo and Vista; and

(ii) $40.0 million revolving and LOC (Revolver Facility) used for working capital, general corporate purposes, and satisfy debt service reserve requirements.

The Credit Agreement requires compliance with affirmative and negative covenants, including, among other things, financial statements reporting requirements and limitations or restrictions relating to the use of the proceeds, additional indebtedness and disposition of assets. The Company was in compliance with all covenants as of December 31, 2020.

The Credit Agreement specifies a maturity date as earlier of (a) December 31, 2023 and (b) the date on which the entire outstanding principal amount of the Revolver Facility (if any) and the Construction Facility, together with all unpaid interest, fees, charges and costs, will become due and payable in full, whether by acceleration or otherwise.

The Company will pay interest on the unpaid principal amount of each Eurodollar Loan made to the Company at the adjusted LIBOR for the interest period in effect for such Eurodollar Loan plus the applicable margin of 2.0% through January 1, 2023 and 2.50% thereafter. The interest rate in effect for the Construction Facility at December 31, 2020 was 2.15%.

Under the terms of a depositary agreement (the Depositary Agreement), the receipt of revenues, debt service payments and the payments for certain categories of expenses are each segregated into separate bank accounts. The Company has established the required bank accounts and has pledged all of its rights, title and interest in the bank accounts as security for its payment obligations under the Credit Agreement as of December 31, 2020.

In accordance with the Credit Agreement, the Company will be required to maintain and have available a debt service reserve, upon conversion of Construction Facility to term loan, of an amount equal to all principal, interest, and fees to be payable under the Credit Agreement within six months after the loan conversion. For the years ended December 31, 2020 and 2019, the Company has not issued any LOCs under the Revolver Facility.

As of December 31, 2020, there was $75.0 million outstanding under the Construction Facility. The Construction Facility had no balance outstanding as of December 31, 2019. As of December 31, 2020 and 2019, there was $31.9 million and $6.7 million, respectively, of LOCs outstanding under the Revolver Facility.

At December 31, 2020, the unamortized debt issuance and deferred financing costs totaled $6.3 million. The amortization of these costs is reflected as a component of Interest expense, net of capitalized portion on the accompanying consolidated statements of operations. For the year ended December 31, 2020, amortization of such costs was $576 thousand, of which $390 thousand was capitalized in property, plant, and construction in progress on the accompanying consolidated balance sheets.

(b) Equity Commitments

In connection with the Credit Agreement, affiliate and third party investor entities with an indirect interest in the Company committed $142.6 million of equity in support of future construction activity. LSP Bolt Member, LLC committed $43.3 million supported by LOCs and third party investors committed $99.4 million supported by an account control agreement. As of December 31, 2020 and 2019, there were no contributions made under these commitments.

(8) Derivative Instruments and Hedging Activities

The Company enters commodity derivatives to reduce its exposure to market fluctuations of energy prices. The Company is a party to the following derivative instruments:

(a) Power Swaps

The Company enters into various energy related derivatives to manage the commodity price risk associated with power revenue for the energy storage facilities, including power swap contracts, which require payments to or from counterparties based upon the difference between the contract and the market price for a predetermined notional amount. These contracts are used manage commodity price risk associated with changes in CAISO.

The Company records changes in the fair value of the commodity derivatives in the accompanying combined statements of operations. Under certain power swap contracts, the Company issued LOCs in the amount of $7.0 million to a third party as a credit support these derivatives.

The Company’s outstanding net position as of December 31, 2020 is summarized in the following table (in thousands):

		2021	2022	2023	2024	2025	2026
Power Swap Contracts (MWh)	Sell	174	380	380	381	323	256

Fair Value Measurements

The following tables set forth by level within the fair value hierarchy the assets and liabilities of the Company that were accounted for at fair value on a recurring basis as of December 31, 2020. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy defined by ASC 820 are as follows:

•

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and agreement prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following tables present assets and liabilities measured and recorded at fair value on the Company’s accompanying combined balance sheets and their level within the fair value hierarchy as of December 31, 2020 (in thousands):

	Fair value as of December 31, 2020
	Level 1	Level 2	Level 3	Level 3
Commodity derivatives	$—	—	(7,399)	(7,399)

Total derivative instrument liability, net	$—	—	(7,399)	(7,399)

For the years ended December 31, 2020 and 2019, the Company did not have any transfers between Levels 1, 2, or 3.

Fair value measurements using significant unobservable inputs (Level 3)	2020
Balance—Beginning of year	$—
Total loss for the year included in earnings	(6,713)
Premiums	1,050
Settlements	(1,736)

Ending balance as of December 31, 2020	$(7,399)

The following table provide quantitative information for financial instruments classified as Level 3 in the fair value hierarchy for the year ended December 31, 2020:

	Valuation technique	Significant inputs	Average	Units
Power swap contract	Model	Electricity regional prices	$34.40	Dollars/MWH
		Power price volatility	30.9%

The following tables present information concerning the impact of derivative instruments on the accompanying combined balance sheets and statements of operations.

Impact of Derivative Instruments on the Accompanying Combined Balance Sheets

The following table presents the balance sheets classification and fair value of derivative instruments on the accompanying combined balance sheets as of December 31, 2020 (in thousands).

Instrument	Balance sheet location	December 31, 2020
Derivatives not designated as hedging activities:
Commodity derivatives	Assets from risk management activities—long term	$1,497
Commodity derivatives	Liabilities from risk management activities—short term	(2,403)
Commodity derivatives	Liabilities from risk management activities—long term	(6,493)

	Total derivatives, net (liability) asset	$(7,399)

Impact of Derivative Instruments in the Accompanying Combined Statements of Operations

The following table present the classification of the statements of operations and amount of gains and losses on derivative instruments in the accompanying combined statements of operations for the year ended December 31, 2020.

The impact of derivative instruments that have not been designated as hedging instruments (in thousands):

Instrument	Location of loss recognized in income on derivatives	Year ended December 31, 2020
Commodity derivatives	Loss on risk management activities	$(8,085)

Total		$(8,085)

Offsetting of Derivative Assets and Liabilities

The Company has elected to present derivative assets and liabilities on the balance sheets by not offsetting amounts that could be netted pursuant to agreements with the Company’s counterparties.

The following tables present the gross and net derivative assets and liabilities and shows the effect if the offsetting amounts were shown net pursuant to agreements with the Company’s counterparties on the accompanying combined balance sheets for the year ended December 31, 2020 (in thousands):

	Gross amounts not offset in financial statements	Offsetting amounts of derivative instruments	Net amounts after offset
Assets from risk management activities	$1,497	(1,497)	—
Liabilities from risk management activities	(8,897)	1,497	(7,399)

Net risk management activities	$(7,399)	—	(7,399)

(9) Related Party Transactions

The Company receives certain overhead administrative and management services from its affiliates. A portion of such costs related to these services are reimbursed by the Company. For the years ended December 2020 and 2019, the Company incurred $75 thousand and $64 thousand, respectively, which is recorded in General and administrative expenses on the accompanying combined statements of operations.

The Company has recorded certain allocated general and administrative costs that were costs incurred by an affiliate. The Company utilized a reasonable allocation method to determine an allocation that was based on management fees charged by the Company’s owners, as well as, the specific identification of expenses method. As of December 31, 2020 and 2019, such allocated costs totaled $3.3 million and $1.8 million, respectively, which is recorded as General and administrative on the accompanying combined statements of operations.

(10) Members’ Equity

Profits, losses, and distributions are allocated in accordance with the provisions of the Company’s limited liability company agreement.

For the years ended December 31, 2020 and 2019, the Company made distributions in the amount of $4.6 million and $5.4 million, respectively. For the years ended December 31, 2020 and 2019, the Company received contributions in the amount of $81.5 million and $82.4 million, respectively.

(11) Segment Reporting

The Battery Storage Facilities represent the operating segment of the Company, which is also our reportable segment. The factors used to identify this reportable segment is based on the nature of the operations and economic characteristics of the segment. The Battery Storage (Storage) reportable segment is organized and operates the Battery Storage Facilities, which consists of the Bolt Investment storage projects. The Corporate/Other activities represent the development of renewable power generation and energy storage facilities and allocated corporate costs. The operating segments of the Company were identified because they are the segments (1) that engage in business activities from which revenues are recognized and expenses are incurred; (2) whose operating results are reviewed by the Company’s chief decision maker and (3) for which discrete financial information is available.

	For the year ended December 31, 2020
	Battery Storage	Corporate/ Other	Total
	(In thousands)
Revenues:
Energy and capacity revenues	$12,752	$—	$12,752
Loss on risk management activities	(8,085)	—	(8,085)

Total revenue	4,667	—	4,667

Operating expenses:
Operations and maintenance	2,279	—	2,279
Project development	—	1,063	1,063
General and administrative	525	3,816	4,341
Depreciation	3,751	—	3,751

Total operating expenses	6,555	4,879	11,434

Operating loss	(1,888)	(4,879)	(6,767)
Interest expense, net	898	83	981

Net loss	$(2,786)	$(4,962)	$(7,748)

Balance sheet
Total assets	$332,147	$3,692	$335,839
Capital expenditures	(137,452)	—	(137,452)

	For the year ended December 31, 2019
	Battery Storage	Corporate/ Other	Total
	(In thousands)
Revenues:
Energy and capacity revenues	$7,447	$—	$7,447
Loss on risk management activities	$—	$—	$—

Total revenue	7,447	$—	7,447

Operating expenses:
Operations and maintenance	1,823	$—	1,823
Project development	$—	414	414
General and administrative	378	2,010	2,388
Depreciation	1,660	—	1,660

Total operating expenses	3,861	2,424	6,285

Operating income (loss)	3,586	(2,424)	1,162
Interest expense, net	54	60	114

Net income (loss)	$3,532	$(2,484)	$1,048

Balance sheet
Total assets	$119,766	$1,354	$121,120
Capital expenditures	(78,055)	—	(78,055)

(12) Commitments and Contingencies

The Company enters into contracts in the ordinary course of business that contain various representations, warranties, indemnifications, and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third-party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications, and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company, from time to time, is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(13) Subsequent Events

In April 2021, LeConte entered into an EPC agreement with Wartsila North America, Inc. to design, engineer, procure, install, startup, test, commission and provide other services in connection with the development of a new battery energy storage facility.

On June 11, 2021, LeConte executed a credit agreement with a group of lenders, which consists of $100.3 million Construction Facility and $8.0 million Revolver Facility. On the same date, the Company amended its existing credit agreement to increase commitment in respect to Construction Facility by $19.7 million for Vista Expansion and increase of Revolver Facility by $12.0 million.

On July 1, 2021, the Company’s owners entered into an agreement to contribute their interest in the Battery Storage Facilities and Bolt Marketing to REV Renewables, LLC (REV Renewables). Such interests were contributed to REV Renewables on July 20, 2021.

Completion of the Company’s Diablo battery storage project is currently delayed. The EPC contractor for the Diablo project made force majeure and owner delay claims related to a hazard at sea by a vessel transporting equipment, COVID-19 and delays in receiving certain permits. Diablo rejected these claims and assessed liquidated damages on the EPC contractor for the EPC contractor’s failure to complete the project on time as required by contractual agreement. This matter is currently the subject of a dispute between the Company and the EPC contractor for the Diablo project.

In connection with the delay in completing the Diablo project, Diablo sent the utility counterparty to its resource adequacy agreement force majeure notices under its resource adequacy agreements. The utility provided the Company notice of Diablo’s failure to meet certain milestones under these resource adequacy agreements and stated that Diablo’s force majeure claims are still being evaluated. At the current time, the Company cannot predict with certainty the outcome of these force majeure claims.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Rev Renewables Fund III Predecessor:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Rev Renewables Fund III Predecessor (the Company) as of December 31, 2020 and 2019, the related combined statements of operations, members’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Philadelphia, Pennsylvania

November 12, 2021

REV RENEWABLES FUND III PREDECESSOR

COMBINED BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
	(In thousands)
Assets
Current assets:
Restricted cash	$8,476	2,728
Accounts receivable	4,114	3,607
Unbilled revenue	2,623	3,657
Inventory	933	152
Prepaid expenses	1,844	709
Assets from risk management activities	7,597	4,720
Other current assets	11	—

Total current assets	25,598	15,573

Property, plant and equipment	1,213,203	564,976
Accumulated depreciation	(66,995)	(38,955)

Property, plant and equipment, net	1,146,208	526,021

Assets from risk management activities	—	2,982
Intangible assets	—	2,791
Other noncurrent assets	—	200

Total assets	$1,171,806	547,567

Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$4,818	1,609
Accounts payable—affiliate	531	18
Current portion of long term debt	767	7,979
Short term debt	—	500
Accrued interest	913	268
Liabilities from risk management activities	4,683	3,467

Total current liabilities	11,712	13,841
Long-term debt	925,999	347,853
Asset retirement obligations	4,650	3,371
Liabilities from risk management activities	1,415	3,801

Total liabilities	943,776	368,866
Commitments and Contingencies (see note 13)
Members’ equity	228,030	178,701

Total liabilities and members’ equity	$1,171,806	547,567

See accompanying notes to the consolidated financial statements.

REV RENEWABLES FUND III PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
	(In thousands)
Revenues:
Energy and capacity revenues	$82,565	71,707
Gain on risk management activities	5,947	10,907

Total revenue	88,512	82,614

Operating expenses:
Purchased power	19,287	14,398
Operations and maintenance	20,325	15,830
General and administrative	6,394	3,917
Depreciation	28,039	19,372
Accretion	229	206

Total operating expenses	74,274	53,723
Operating income	14,238	28,891
Interest expense, net	(31,001)	(20,451)
Loss on risk management activities	(756)	(967)

Net (loss) income	$(17,519)	7,473

See accompanying notes to the consolidated financial statements.

REV RENEWABLES FUND III PREDECESSOR

COMBINED STATEMENTS OF MEMBERS’ EQUITY

Years ended December 31, 2020 and 2019

Members’ equity
(In thousands)
Balance at December 31, 2018	$194,532
Net income	7,473
Contributions	2,461
Distributions	(25,765)

Balance at December 31, 2019	$178,701
Net income	(17,519)
Contributions	75,547
Distributions	(8,699)

Balance at December 31, 2020	$228,030

See accompanying notes to the consolidated financial statements.

REV RENEWABLES FUND III PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	2020	2019
	(In thousands)
Cash flows from operating activities:
Net (loss) income	$(17,519)	7,473
Adjustments to reconcile net (loss) income to cash flows provided by operating activities:
Depreciation	28,039	19,372
Amortization of intangible assets	2,791	2,790
Amortization of deferred financing costs	1,634	1,214
Accretion expense	229	206
Risk management activities	(1,065)	(3,794)
Change in assets and liabilities:
Decrease (increase) in accounts receivable	917	(443)
Increase in inventory and capital spares	(6)	—
(Increase) decrease in prepaid expenses	(655)	891
Decrease in other non-current assets	200	—
Decrease (increase) in unbilled revenue	1,034	(494)
Increase in accounts payable and accrued expenses	1,171	59
Increase (decrease) in accounts payable—affiliate	71	(8,304)
(Decrease) increase in accrued interest	(366)	5

Net cash provided by operating activities	16,475	18,975

Cash flows from investing activities:
Acquisition of assets and liabilities assumed, net of cash acquired	(172,521)	—
Payments for capital expenditures	(1,485)	(28)

Net cash used in investing activities	(174,006)	(28)

Cash flows from financing activities:
Proceeds from issuance of short term debt	11,000	500
Principal payments on short term debt	(11,500)	—
Proceeds from issuance of long-term debt	110,000	—
Principal payments on long term debt	(9,483)	(10,450)
Principal payments on intercompany debt	—	(9,000)
Debt issuance costs	(3,586)	—
Capital contributions	75,547	2,461
Distributions	(8,699)	(25,765)

Net cash provided by (used in) financing activities	163,279	(42,254)

Net change in cash, cash equivalents, and restricted cash	5,748	(23,307)
Restricted cash, beginning of year	2,728	26,035

Restricted cash, end of year	$8,476	2,728

Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$29,319	18,966
Non-cash financing and investing activities:
ARO asset and liability incurred	$1,050	—

See accompanying notes to the consolidated financial statements.

REV RENEWABLES FUND III PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2020 and 2019

(1) Organization

Rev Renewables Fund III Predecessor (the Company) includes various renewable power generation facilities. The Company includes Kibby Wind Holdings, LLC (Kibby Wind Holdings), Harbor Hydro Intermediate Holdings, LLC (Harbor Hydro Intermediate Holdings), Bath County Energy Holdings, LLC (Bath County Holdings), Yards Creek Energy Holdings, LLC (Yards Creek Holdings), and LSP Fund III Marketing, LLC (Fund III Marketing). The aforementioned entities are under the common control of LS Power Equity Partners III, LLC.

(a) Kibby Wind Holdings

Helix Maine Wind Development, LLC (Kibby) is a Delaware limited liability company that was formed on June 2, 2017. Kibby owns a 132 MW wind farm located in Franklin County, Maine (the Kibby Generation Facility). The Kibby Generation Facility has been operational since 2009. Kibby was formed with Kibby Wind Holdings as its sole member.

(b) Harbor Hydro Intermediate Holdings

Harbor Hydro I, LLC (HHI), a Delaware limited liability company, was formed on July 28, 2016 to indirectly own and obtain additional financing related to Seneca Generation, LLC (Seneca). HHI’s sole member is Harbor Hydro Holdings, LLC (HHH), whose sole member is Harbor Hydro Intermediate Holdings.

Since August 18, 2016, HHI has wholly owned Seneca Generation Holdings, LLC (SGH), who wholly owns Seneca. Seneca, is a Delaware limited liability company that was formed on August 16, 2013 to own an electric generation facility (the Seneca Generation Facility), which consists of an approximately 508 megawatt pumped storage hydro-electric power facility located at the U.S. Army Corps of Engineers’ Kinzua Dam site on the Allegheny River which is approximately nine miles upstream of Warren, Pennsylvania.

On July 7, 2020, LS Power Equity Partners III, LP (Equity Partners), an affiliate of the Company, entered into a purchase and sale agreement with LS Power Equity Partners II, LP to acquire its interest in Harbor Hydro Intermediate Holdings (Harbor Hydro Acquisition).

(c) Bath County Holdings

Bath County Energy, LLC (Bath County), is a Delaware limited liability company that was formed on February 2, 2017 and was created to own and finance an interest in a pumped storage hydro-electric power generation facility. Bath County was formed with Bath County Holdings, LLC as its sole member. Bath County owns a 23.752% undivided interest in an approximately 3,003 megawatt (summer capacity) hydro-electric power facility located in Bath County, Virginia (the Bath County Generation Facility). The remaining interests in the Bath County Generation Facility are owned by Virginia Electric and Power Company (VEPCO) with a 60.00% interest, and the Allegheny Generating Company (AGC) with a 16.248% interest.

(d) Yards Creek Holdings

Yards Creek Energy, LLC (Yards Creek), is a Delaware limited liability company that was formed on December 30, 2019 to own and finance interests in a pumped storage hydro-electric power generation facility. Yards Creek was formed with Yards Creek Holdings as its sole member. On February 23, 2020, Yards Creek entered into an asset purchase agreement with PSEG Fossil, LLC to acquire a 50.0% undivided interest in an approximately 420 megawatt pumped storage hydro-electric power facility located in Blairstown, New Jersey (the Yards Creek Generation Facility). On September 8, 2020, Yards Creek acquired such interest (Yards Acquisition). The remaining interest in the Yards Creek Generation Facility was owned by Jersey Central Power and Light Company (JCPL).

Kibby Generation Facility, Seneca Generation Facility, Bath County Generation Facility, the Yards Creek Generation Facility collectively are the Generation Facilities.

The global outbreak of COVID-19 has resulted in the implementation of numerous actions taken by governments, governmental agencies and other entities and organizations in an attempt to mitigate the spread of the virus. The Company operates in an industry that is considered essential and as such, the power generation and battery storage facilities have been operating and construction has continued during the pandemic. So far, the Company has not experienced any significant disruptions in its supply chain, workforce, operations or construction. Vaccines have become increasingly accessible. While the Company expects the risk to decrease as vaccinations continue to be administered, the Company cannot reasonable estimate with any degree of certainty the full impact COVID-19 may have on the Company’s results of operations, financial position, and liquidity.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The combined financial statements and related notes are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). These combined financial statements have been prepared based on the principles of common control to reflect the combined balance sheets, statements of operations, members’ equity, and cash flows of the aforementioned entities.

These combined financial statements and notes reflect the Company’s evaluation of events occurring subsequent to the balance sheets date through November 12, 2021, the date the combined financial statements were issued.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the combined financial statements in conformity with U.S. GAAP. The most significant of these estimates and assumptions relate to the valuation of acquired assets and liabilities assumed in acquisitions, derivative instruments and asset retirement obligations. Actual results could differ materially from those estimates.

(c) Restricted Cash

Restricted cash consists of amounts that are restricted under the terms of the Company’s financing agreements from transfer or dividend until such time as certain conditions are met. Such restricted cash is used primarily for operating expenses and debt service.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consists of amounts owed to the Company from various counterparties for electric energy generated, capacity delivered, sales of renewable energy certificates, and settlements of financial commodity transactions. Management establishes reserves on accounts receivable if it becomes probable that the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectability and establishes or adjusts its allowance using the specific identification method.

(e) Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification (ASC) 606 using a five-step model: (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised products or services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized when performance obligations are satisfied. At contract inception, the Company determines whether it satisfies the performance obligation over time or at a point in time.

The majority of the Company’s contracts with customers only contain a single performance obligation. When agreements involve multiple performance obligations, the Company accounts for individual performance obligations separately if they are distinct. The Company applies significant judgment in identifying and accounting for each performance obligation, as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives, while maximizing observable inputs.

(f) Inventory

Inventory consists of spare parts inventory used in the maintenance of the Generation Facilities. Spare parts inventory is stated at the lower of weighted average cost or net realizable value.

(g) Prepaid expenses and other current assets

The Company records prepaid expenses for payments made to vendors in advance of the delivery of the related goods or services.

(h) Property, Plant and Equipment

Property, plant and equipment (PPE) is stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated remaining useful lives of individual assets or classes of assets. Plant and equipment is depreciated over the estimated useful life of the certain power generation facilities ranging from 28 to 41 years. The estimated useful life for computer software is 3 years, computer hardware is 5 years, vehicles is 5 years, and mechanical and electrical equipment is 5 years. Additions and improvements extending asset lives beyond their remaining estimated useful lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

(i) Impairment of Long Lived Assets and Intangible Assets

In accordance with ASC 360, Property, Plant, and Equipment, long-lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized over their respective estimated useful lives in accordance with ASC 350, Intangibles – Goodwill and Other.

(j) Leases

Due to the criteria set forth in ASC 840, Leases, certain agreements or leases are classified as operating leases.

(k) Asset Retirement Obligation

Asset retirement obligations (ARO) represent the estimated present value of the amount the Company will incur for dismantling and restoring certain sites at the end of their useful life, in accordance with their contractual terms. In accordance with ASC 410, Asset Retirement Obligations and Environmental Obligations, the Company recognizes the fair value of the liability for AROs in the period in which it is incurred if a reasonable estimate of fair value can be made.

AROs requires the use of estimates to determine third-party costs for dismantling and restoring certain sites. Discount rates are also included to present value these costs, which are then accreted to the date the Company expects to remove the corresponding asset. Discount rates are based on the Company’s estimated credit adjusted risk-free rate. The Company reviews its estimates of removal costs on an ongoing basis and will make changes to the ARO as necessary.

An amount equal to the present value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the useful life of the asset. The liability is accreted through charges to Accretion in the accompanying combined statements of operations. See Note 4 for further discussion of AROs.

(l) Debt Issuance and Deferred Financing Costs

Debt issuance and deferred financing costs are amortized over the term of the Company’s financing arrangements using the effective interest method. Unamortized debt issuance and deferred financing costs are reflected as an offset to the scheduled principal payments, and are presented as a component of the Current portion of the long term debt and of Long-term debt on the accompanying combined balance sheets.

(m) Intangible Assets

The Company recorded certain acquired long term contracts at fair value. These contracts were “in the money” and were recorded as intangible assets on the accompanying combined balance sheets. The intangible assets were amortized over the term of the contracts as a reduction in Energy and capacity revenue in the accompanying combined statements of operations. For each of the years ended December 31, 2020 and 2019, the Company recorded contract amortization of $2.8 million related to these agreements. As of December 31, 2020, these contracts were fully amortized.

(n) Derivative Financial Instruments

The Company enters into agreements that meet the definition of a derivative in accordance with FASB ASC 815, Derivatives and Hedging (ASC 815). These agreements are entered into to mitigate or eliminate market and financial risks.

ASC 815 provides for three different ways to account for derivative instruments: (i) as an accrual agreement, if the criteria for the “normal purchase normal sale” exception are met and documented; (ii) as a cash flow or fair value hedge, if the specified criteria are met and documented; or (iii) as a mark-to-market agreement with changes in fair value recognized in current period earnings. All derivative instruments that do not qualify for the normal purchase normal sale exception are recorded at fair value in Assets and Liabilities from risk management activities on the accompanying combined balance sheets.

If designated as a cash flow or fair value hedge, the Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the accompanying balance sheets or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of cash flows, the derivative will continue to be carried at fair value on the accompanying balance sheets and the gains and losses that were accumulated in other comprehensive income are recognized immediately or over the remaining term of the forecasted transaction in the accompanying combined statements of operations.

Changes in the fair value of derivative instruments are recognized in the accompanying combined statements of operations.

Gains and losses related to transactions that qualify for hedge accounting would be recorded as a component of other comprehensive income (loss) and would be shown in the aggregate in accumulated other comprehensive income (loss) in the accompanying combined statements of members’ equity and will flow through the accompanying combined statements of operations in the period the hedged item affects earnings.

Otherwise, any gains and losses resulting from changes in the market value of the derivative instruments contracts are recorded in the accompanying combined statements of operations in the current year.

(o) Operating Expenses

Operations and maintenance expenses consists primarily of normal reoccurring maintenance costs, site operating and maintenance expenses, utilities, employee relation expenses, outsourced site labor, information technology costs and office services, taxes (excluding income taxes), insurance expenses, and site costs. General and administrative expenses consists of professional services, management and incentive fees associated with hiring outsourced labor.

(p) Fair Value Measurements

Fair value, as defined in ASC 820, Fair Value Measurements and Disclosures (ASC 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

(q) Fair Value of Financial Instruments

The carrying amounts of Restricted cash, Accounts receivable, Accounts payable and accrued expenses, and Accounts payable—affiliate are equal to or approximate their fair values due to the short term maturity of those instruments. As of December 31, 2020, the fair value and carrying value of the Bath County Long-term debt amounted to $356.4 million and $300.0 million, respectively. As of December 31, 2019, the fair value and carrying value of the Bath County Long-term debt amounted to $328.8 million and $300.0 million, respectively. The fair value of the remaining Long-term debt approximates its book value as of December 31, 2020 and 2019.

The fair value of the Bath County Long-term debt is based on expected future cash flows discounted at market interest rate and is classified as Level 3 within the fair value hierarchy.

(r) Income Taxes

The Company consists of entities that have been organized as a limited liability companies and are treated as a disregarded entity for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at each member’s level.

The Company, in accordance with ASC 740, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

(s) Concentrations of Credit and Market Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash, accounts receivable, and derivatives. Cash and cash equivalents and Restricted cash accounts are generally held at major institutions. Accounts receivables is concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, or other conditions.

The Company participates in the organized electricity markets of ISO-NE and PJM (collectively “ISOs”). Trading in these markets is approved by the Federal Energy Regulatory Commission and includes credit policies that, under certain circumstances, require that losses arising from default of one member on spot market transactions be shared by remaining participants. As a result, the counterparty risk to these markets is limited to the Company’s share of overall market.

The Company enters into commodity transactions on registered exchanges, notably Intercontinental Exchange (ICE). These clearinghouses act as the counterparty and transactions are subject to the extensive collateral and margining requirements. As a result, these commodity transactions have limited counterparty credit risk.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support its financial instruments with credit risk.

As of December 31, 2020 and 2019, the concentration of revenues by geographical market are as follows:

	2020		2019
	Geographical Market		Geographical Market
Counterparty	NEISO	PJM	NEISO	PJM
ISOs	7.5%	74.3%	12.2%	66.8%
Bilateral Contracts	15.5%	2.7%	15.5%	5.5%

	23.0%	77.0%	27.7%	72.3%

(t) Commitments and Contingencies

In accordance with ASC 450, Contingencies, the Company records a loss contingency for matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Loss contingency reserves are based on estimates and judgments made by management with respect to the likely outcome of matters, including any applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. These estimates and judgments could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors.

Additionally, the Company follows the guidance of ASC 460, Guarantees (ASC 460), for disclosing and accounting of guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to ASC 460 is entered into the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have a financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(u) Recent Accounting Pronouncements (Adopted)

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (ASU 2014-09). In addition to ASU 2014-09, the FASB has issued additional guidance which provides further clarification including ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 ASU 2016-20, ASU 2017-13, ASU 2017-14 and ASU 2018-18. The guidance in the ASU provides that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services provided and establishes the following steps to be applied by an entity: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

ASU 2014-09 and the related additional ASUs are effective for the Company for annual reporting periods beginning after December 15, 2018. The Company adopted the guidance in ASU 2014-09 and the related ASUs, for the year ended December 31, 2019, using the modified retrospective method with no adjustment required to the financial statements upon adoption. Following the adoption of ASC 606, the Company’s revenue recognition of its contracts with customers remains materially consistent with its historical practice. The combined information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company applies the invoicing practical expedient to recognize revenue for the revenue streams except in circumstances where the invoiced amount does not represent the value transferred to the customer. The adoption did not have a material impact on the Company’s combined financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirement for Fair value Measurement (ASU 2018-13). The amendments in

ASU 2018-13 eliminate such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and add new disclosure requirements for Level 3 measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019. Certain disclosures in ASU 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. The Company adopted the amendments effective January 1, 2020. As the amendments contemplates changes in disclosures only, it did not have a material impact on the Company’s combined financial statements.

(v) Recent Accounting Pronouncements (Not yet adopted)

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), with the objective to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheets and to improve financial reporting by expanding the related disclosures. In addition to ASU 2016-02, the FASB has issued ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10, ASU 2020-02 and ASU 2020-05 which provides further clarification. ASU 2016-02 provides that a lessee should recognize the assets and liabilities that arise from lease on the balance sheets. In addition, ASU 2016-02 expands the required quantitative and qualitative disclosures with regards to lease arrangements. ASU 2016-02 and the related ASUs are effective for the Company for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new leasing standard on the Company’s combined financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASU 2016-13). ASU 2016-13 introduces the current expected credit loss model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under ASU 2016-13, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. This update will be effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). ASU 2017-12 amends the derivative and hedging guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition to ASU 2017-12, the FASB has issued ASU 2019-04 and 2019-10 which provides further clarification. ASU 2017-12 is effective for the Company for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) to provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 is elective and applies to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR). ASU 2020-04 was subject to election as of March 20, 2020 and can be elected for both interim and annual periods through December 31, 2022. The Company is currently evaluating the impact of the standard on the Company’s combined financial statements.

(3) Revenue Recognition

The Company’s revenue streams, respective performance obligations and methods of recognition are summarized below. All the Company’s revenues are sourced from the United States.

Energy revenue

Electric energy revenue is recognized upon transmission to the customers and consists of physical transactions. The Company applies the invoicing practical expedient in recognizing energy revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of the Company’s performance obligation completed to date. Physical transactions or the sale of generated electricity to meet supply are recorded on a gross basis in the accompanying statements of operations in accordance with ASC 606.

Capacity revenue

Capacity revenues are recognized when contractually earned, and consist of revenues received from a third party at either the market or a negotiated contract price for making installed generation capacity available to satisfy system integrity and reliability requirements or through a sale to the ISOs. The Company applies the invoicing practical expedient in recognizing capacity revenue. Under the practical expedient, revenue is recognized based on the invoiced amount which is equal to the value to the customer of the Company’s performance obligation completed to date.

REC revenue

Renewable Energy Credit (REC) revenue is recognized when there are RECs arising from generation of electricity and there is an executed RECs sale contract for the corresponding accounting period. Revenue on RECs is recorded on a gross basis in the accompanying statements of operations in accordance with ASC 606.

Gain (loss) on risk management activities

Financial transactions are recorded within change to gain (loss) on risk management activities in the accompanying combined statements of operations in accordance with ASC 815.

Disaggregation of revenue

The following table represents the disaggregation of revenue for the years ended December 31, 2020 and 2019 (in thousands):

	2020	2019
Energy revenue, net contract amortization	$37,940	$32,476
Capacity revenue	33,836	31,051
REC revenue	10,789	8,180
Gain on risk management activities	5,947	10,907

Total revenue	$88,512	$82,614

(4) Asset Retirement Obligation

The Company’s AROs are primarily related to future dismantling of power generation facility on leased property, future removal and disposal of asbestos, and decommissioning water-retaining structures and conveyances.

The following table represents the balance of ARO obligations as of December 31, 2020 and 2019, along with the additions, reductions and accretion related to the Company’s ARO obligations for the years ended December 31, 2020 and 2019:

	2020	2019
Beginning balance	$3,371	$3,165
Liabilities incurred	1,050	—
Accretion expense	229	206

Ending balance	$4,650	$3,371

(5) Acquisitions

(a) Yards Creek Acquisition

The cost of the Company’s initial 50% interest in the Yards Creek Generation Facility included in the Yards Acquisition (see Note 1) was approximately $153.3 million, including Transaction costs of $2.4 million. The acquisition was funded by the issuance of $110.0 million of debt (see note 8) and $47.2 million of capital contributions.

In accordance with ASC 805, Business Combinations, the acquisition was determined to be an asset acquisition, with the purchase price of $153.3 million being allocated to plant, property, and equipment.

(b) Harbor Hydro Acquisition

The Cost of the Company’s interest in the Seneca Generation Facility included in the Harbor Hydro Acquisition (see Note 1) was approximately $21.6 million. The acquisition was funded by $21.6 million of capital contributions.

In accordance with ASC 805, Business Combinations, the acquired assets and assumed liabilities were recorded at their fair values, resulting in net assets acquired of $21.6 million. The fair value of the assets acquired and the liabilities assumed approximated the purchase price and consequently no goodwill was recognized as of the acquisition date.

Fair values were determined primarily by an independent third-party valuation using the income approach. The valuation utilized significant inputs not observable in the market and thus represents a Level 3 measurement. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the acquisition date (in thousands):

Restricted Cash	$2,456
Current Assets	2,689
Property, plant and equipment	492,400

Total assets acquired	$497,545
Current liabilities	$3,555
Long term debt	472,369

Total liabilities assumed	475,924
Net assets acquired	$21,621

(6) Property, Plant and Equipment, Net

As of December 31, 2020 and 2019, Property, plant and equipment consisted of the following (in thousands):

	2020	2019
Land and improvements	$3,608	492
Plant and equipment	1,206,846	564,247
Capital spares	948	—
Office equipment	6	—
Computer software and hardware	358	204
Vehicles	77	33
Tools	45	—
Construction in progress	1,315	—

Total property, plant and equipment	1,213,203	564,976
Accumulated depreciation	(66,995)	(38,955)

Property, plant and equipment, net	$1,146,208	526,021

For the years ended December 31, 2020 and 2019, depreciation expense for property and plant was approximately $28.0 million and $19.4 million, respectively.

Certain entities included in the Company own undivided interest in the Bath and Yards Creek generation facilities (See Note 1). As of December 31, 2020, the Company’s proportionate share of the total property, plant and equipment and accumulated depreciation for the Bath generation facility amounted to $357.8 million and $(32.1) million, respectively, and for the Yards Creek generation facility amounted to $155.7 million and $(1.5) million, respectively.

(7) Facility and Contract Commitments

(a) Long term Agreements

Kibby had a ten year Power Purchase Agreement (PPA) with NSTAR Electric Company (NSTAR) that expired in October 2020. NSTAR received 30 MW of the wind energy output generated by the generation facility on a when and as produced basis. The PPA provided for NSTAR to pay the Company monthly wind energy payments equal to the product of the wind energy payment rates for peak and off-peak and the amount of wind energy output of the generation facility sold under the PPA.

Neither party had the right to terminate the PPA except upon the occurrence of an event of default. Equity Partners issued a letter of credit (LOC) in the amount of $1.0 million on behalf of the Company as required under the terms of the PPA. The LOC was cancelled as a result of expiration of PPA.

Kibby had a ten year Renewable Energy Credit Agreement (RECA) with NSTAR that expired in October 2020. NSTAR received the RECs associated with the 30 MW PPA. The RECA provided for NSTAR to pay the Company quarterly payments for the RECs equal to the product of the RECs rate and the amount of wind energy output of the generation facility sold under the PPA. Neither party had the right to terminate the RECA except upon the occurrence of an event of default.

(b) Energy Management Agreement

The Company has separate Energy Management Agreements (EMA) with various counterparties to provide power and risk management services to certain generation facilities. The counterparties primarily schedules and coordinates the sale of power, capacity and other ancillary services required to operate certain generation facilities. The Company pays a weekly management fee. The separate EMAs have varying expiration dates and will automatically extend for additional one-year periods unless terminated by either party.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the EMAs of $286 thousand and $106 thousand, respectively, which have been expensed as General and administrative on the accompanying combined statements of operations.

(c) Operation and Maintenance Agreements

The Company has Operation and Maintenance Agreements (O&M) with various counterparties to provide for the operation and maintenance of the power generation facilities. The agreements have varying expiration dates and will automatically extend for additional periods unless terminated by either party. The Company pays a fixed operating fee, an incentive fee, reimburses the operator for all labor costs, including payroll and taxes, reimburses the operator for costs related to unscheduled maintenance, and other costs incurred under these agreements. Operating fees are subject to an annual adjustment based on specified indices.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the O&M agreements of $3.6 million and $2.4 million, respectively, which have been expensed as Operation and Maintenance on the accompanying combined statements of operations.

(d) Operating Agreement

Bath, VEPCO, and AGC (collectively, the Bath Participants) are currently parties to an operating agreement (the Bath Operating Agreement) that establishes the tenancy in common of the generation facility and provides for sharing of construction costs, capital expenses and fixed and variable operating costs of the generation facility in accordance with the respective Bath Participant’s interest or shared energy off take. The purpose of the Bath Operating Agreement is to set forth the manner in which the significant contracts and undertakings for the generation facility are managed and administered. The Bath Operating Agreement also establishes voting rights on the operating committee in proportion to each Bath Participant’s ownership interest. The term of the agreement extends until the day that one of the Bath Participants sells their ownership, the Bath Participants mutually agree to end the agreement, or the generation facility is retired from service. As of June 30, 2021 and December 31, 2020, the Company had a LOC in the amount of $33.3 million outstanding in support of this agreement.

(e) Service and Maintenance Agreement

Kibby has a Service and Maintenance Agreement (SMA) with Vestas-American Wind Technology (Vestas) to perform all maintenance, diagnostic, repair and replacement, scheduled and unscheduled maintenance of equipment at the generation facility. Vestas receives a fixed fee payment on a quarterly basis for the services provided. The contract with Vestas expires on October 22, 2029.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the SMA of $4.4 million and $4.3 million, respectively, which have been expensed as Operating and maintenance on the accompanying combined statements of operations.

(f) Other Agreements

Seneca has entered into an agreement with the Seneca Nation of Indians (SNI) to provide a payment consisting of 6% of gross margin annually (SNI Agreement). Gross margin is defined as all operating revenue less any pumping energy costs. No additional costs may be deducted from gross margin. The payment to the SNI is made annually on June 30 for the preceding year and will continue in perpetuity as long as the plant is licensed to operate.

Kibby has entered into an agreement with Weyerhaeuser for monthly payments equal to the sum of the peak and off-peak PPA revenue multiplied by a rate, and the non-PPA revenue multiplied by a rate, each subject to escalation.

For the years ended December 31, 2020 and 2019, the Company incurred costs under the Other Agreements of approximately $1.1 million and $322 thousand, respectively, which is reflected in General and administrative in the accompanying combined statements of operations.

(g) Land Lease Agreements

Kibby has a perpetual land easement with Weyerhaeuser for land easement with an annual fixed payment subject to escalation. Kibby may terminate the agreement when the land is no longer needed for use.

Kibby has an agreement with Town of Eustis for an easement to install 115kV transmission line. The Company is obligated to pay the town $1,000 per megawatt of capacity every year. The agreement will terminate at the cease of operation in the generation facility.

For the years ended December 31, 2020 and 2019, Kibby incurred lease costs relating to the land lease and easement agreements of $211 thousand and $369 thousand, respectively, which is included in operations and maintenance on the accompanying combined statements of operations the years ended.

(h) Electric Interconnection Agreements

The Company has separate interconnection agreements with various counterparties which connects certain generation facilities to the electrical power grid. These agreements can only be terminated by mutual agreement of both parties.

The Company has various long-term contractual and commercial commitments of which the significant contracts have been previously discussed in this note. The following table summarizes the obligations with respect to the significant contractual and commercial commitments as of December 31, 2020 (in thousands):

Contractual obligations	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Energy management agreements	$469	939	939	12,325	14,672
Operations and maintenance agreements	336	693	719	13,031	14,779
Service and maintenance agreements	4,476	9,222	9,595	20,368	43,661
Land lease agreements	266	543	557	6,464	7,830

Total	$5,548	11,397	11,810	52,188	80,943

(8) Financing Arrangements

Certain entities within the Company have entered into different credit agreements (the Credit Agreements) and note purchase agreements (the Note Purchase Agreements). As of December 31, 2020 and 2019, the Company’s financing arrangements are summarized as follows (in thousands):

	Interest Rate	Committed Amount	December 31, 2020	December 31, 2019	Maturity date
Term loans	LIBOR +1.375% – 4.50%	$395,000	$240,436	67,550	2023
Fixed rate notes	4.33% – 4.59%	700,000	700,000	300,000	2026-2033
Revolving facility loans	LIBOR + 1.375% – 2.50%	87,000	—	500	2023-2024

Total financing agreements			$940,436	368,050

(a) Credit Agreement

Credit Agreements are entered into for the operation of Generation Facilities. The obligations under the Credit Agreements are secured by certain assets and contract rights of each of the respective entities. The

Credit Agreements may consist of a combination of (i) a term loan (Term Loan) used to repay an existing affiliate loan or pay a portion of the acquisition price and a portion of the fees and expenses in connection with the transaction, and (ii) a revolving loan and letter of credit facility (Revolver Facility) used for working capital and general corporate purposes and support obligations under certain agreements.

Under the terms of each of the Credit Agreements, the Company is required to make mandatory amortization payments based on an agreed upon percentage, payable quarterly, and the interest rates are set on a monthly basis, based on the adjusted LIBOR or base rate plus the applicable margin.

Under the terms of each of the Credit Agreements, the Company is required to hedge LIBOR for a minimum of an agreed upon percentage of the outstanding principal amount of the Term Loans. Accordingly, the Company entered into several interest rate swap agreements, which requires the Company to pay a fixed rate and receive a floating rate. The floating rate is based on a one month or three month LIBOR, depending on the credit agreement (see Note 9a).

In connection with each of the Credit Agreements, separate depositary agreements (the Depositary Agreements) have been entered into, which require proceeds from borrowings, the receipts from revenue, debt service payments, and the payment of certain categories of expenses to each be segregated into separate bank accounts. The Company has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Credit Agreements. The Company is also required to maintain and have available a debt service reserve at least equal to the aggregate scheduled principal, interest, interest rate swaps settlement, and other scheduled debt service projected to be payable under each of the Credit Agreements for an agreed upon period occurring after the last day of each calendar quarter. This requirement may be satisfied with cash or letters of credit. Furthermore, the Company may also be required to maintain and have available a major maintenance reserve at least equal to the aggregate major maintenance expenses reasonably anticipated becoming due within an agreed upon period occurring after the last day of each calendar quarter. As of December 31, 2020 and 2019, the Company has satisfied these requirements.

As of December 31, 2020 and 2019, outstanding LOCs under the Revolver Facilities totaled $53.4 million and $43.4 million, respectively.

(b) Note Purchase Agreements

The obligations under each of the Note Purchase Agreements are secured by certain assets and contract rights of each of the respective entities. The Note Purchase Agreements consist of fixed rate notes (the Fixed Rate Notes) used to pay portion of the acquisition price and a portion of fees and expenses in connection with the transaction. Interest accrues at a fixed rate and is payable quarterly under each one of the Note Purchase Agreements (the Fixed Rate Notes).

Under a certain Note Purchase Agreement, quarterly principal payments of $2.5 million commence on June 30, 2023, with the remaining principal balance of the respective Fixed Rate Note due and payable on the stated maturity date.

In connection with each of the Note Purchase Agreements, the Company entered into separate agreements with similar requirements as the Depositary Agreements under the Credit Agreements (see Note 8(a)).

Under the Note Purchase Agreements, the Company can voluntarily prepay the notes of any series in whole or in part. The Company is required to provide written notice of each prepayment and to pay a make whole amount equal to the excess, if any, of the discounted value of the remaining scheduled payments over the amount of the called principal.

As of December 31, 2020 and 2019, the unamortized debt issuance and deferred financing costs totaled $13.7 million and $11.7 million, respectively. The amortization of these costs is reflected as a component of Interest expense, net, on the accompanying combined statements of operations. For the years ended December 31, 2020 and 2019, amortization of such costs totaled $1.6 million and $1.2 million, respectively.

As of December 31, 2020, minimum principal payments for the next five years under the Company’s financing arrangements are as follows (in thousands):

	2021	2022	2023	2024	2025
Minimum principal payments	$767	3,906	243,263	10,000	10,000

(9) Derivative Instruments and Hedging Activities

The Company enters into interest rate swaps to reduce its exposure to market risks from changing interest rates and commodity derivatives to reduce its exposure to market fluctuations of energy prices. The Company is a party to the following derivative instruments:

(a) Interest Rate Swaps

The Company entered into several interest rate swap agreements with various counterparties with an initial aggregate amortizing notional amount of $56.0 million, to effectively convert the floating interest rate on a portion of the Term Loans to an agreed upon average fixed rate. As of December 31, 2020 and 2019, the Company had outstanding aggregate notional amounts of $39.9 million and $48.7 million, respectively, in interest rate swaps.

The Company records changes in the fair value of the interest rate swaps in the accompanying combined statements of operations.

(b) Power Swaps

The Company enters into various energy related derivatives to manage the commodity price risk associated with power revenue for the Generation Facilities, including power swap contracts, which require payments to or from counterparties based upon the difference between the contract and the market price for a predetermined notional amount. These contracts are used manage commodity price risk associated with changes in certain regional transmission organizations power prices.

The Company records changes in the fair value of the commodity derivatives in the accompanying combined statements of operations. The Company’s outstanding net position as of December 31, 2020 is summarized in the following table (in thousands):

2021
Power Swap Contracts (MWh) Sell	452

Fair Value Measurements

The following tables set forth by level within the fair value hierarchy the assets and liabilities of the Company that were accounted for at fair value on a recurring basis as of December 31, 2020 and 2019. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy defined by ASC 820 are as follows:

•

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and agreement prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following tables present assets and liabilities measured and recorded at fair value on the Company’s accompanying combined balance sheets and their level within the fair value hierarchy as of December 31, 2020 and 2019 (in thousands):

	Fair value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Interest rate swaps	$—	(2,501)	—	(2,501)
Commodity derivatives	$—	4,000	—	4,000

Total derivative instrument liability, net	$—	1,499	—	1,499

	Fair value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Interest rate swaps	$—	(1,745)	—	(1,745)
Commodity derivatives	—	2,179	—	2,179

Total derivative instrument assets, net	$—	434	—	434

For the years ended December 31, 2020 and 2019, the Company did not have any transfers between Levels 1, 2, or 3.

The following tables present information concerning the impact of derivative instruments on the accompanying combined balance sheets and statements of operations.

Impact of Derivative Instruments on the Accompanying Combined Balance Sheets

The following table presents the balance sheets classification and fair value of derivative instruments on the accompanying combined balance sheets as of December 31, 2020 and 2019 (in thousands).

Instrument	Balance sheet location	2020	2019
Derivatives not designated as hedging activities:
Interest rate swap agreements	Liabilities from risk management activities—short term	$(1,086)	$(577)
Interest rate swap agreements	Liabilities from risk management activities—long term	(1,415)	(1,168)
Commodity derivatives	Assets from risk management activities—short term	7,597	4,720
Commodity derivatives	Assets from risk management activities—long term	—	2,982
Commodity derivatives	Liabilities from risk management activities—short term	(3,597)	(2,890)
Commodity derivatives	Liabilities from risk management activities—long term	—	(2,633)

Total derivatives, net (liability) asset		$1,499	$434

Impact of Derivative Instruments in the Accompanying Combined Statements of Operations

The following table present the classification of the statements of operations and amount of gains and losses on derivative instruments in the accompanying combined statements of operations for the years ended December 31, 2020 and 2019.

The impact of derivative instruments that have not been designated as hedging instruments (in thousands):

Instrument	Location of (loss) gain recognized in income on derivatives	Year ended December 31, 2020	Year ended December 31, 2019
Commodity derivatives	Gain on risk management activities	$5,947	$10,907
Interest rate swaps	Loss on risk management activities	(756)	(967)

Total		$5,191	$9,940

Offsetting of Derivative Assets and Liabilities

The Company has elected to present derivative assets and liabilities on the balance sheets by offsetting amounts that could be netted pursuant to agreements with the Company’s counterparties.

The following tables present the gross and net derivative assets and liabilities and shows the effect if the offsetting amounts were shown net pursuant to agreements with the Company’s counterparties on the accompanying combined balance sheets for the years ended December 31, 2020 and 2019 (in thousands):

	Gross amounts not offset in financial statements	Offsetting amounts of derivative instruments	Net amounts after offset
December 31, 2020
Assets from risk management activities	$7,597	(3,597)	4,000
Liabilities from risk management activities	(6,098)	3,597	(2,501)

Net risk management activities	$1,499	—	1,499

	Gross amounts not offset in financial statements	Offsetting amounts of derivative instruments	Net amounts after offset
December 31, 2019
Assets from risk management activities	$7,702	(5,523)	2179
Liabilities from risk management activities	(7,268)	5,523	(1,745)

Net risk management activities	$434	—	434

(10) Related Party Transactions

The Company receives certain overhead administrative and management services from its affiliates. A portion of such costs related to these services are reimbursed by the Company. For the years ended December 2020 and 2019, the Company incurred $283 thousand and $221 thousand, respectively, which is recorded in General and administrative expenses on the accompanying combined statements of operations.

The Company has recorded certain allocated general and administrative costs that were costs incurred by an affiliate. The Company utilized a reasonable allocation method to determine an allocation that was based on management fees charged by the Companies’ owners. As of December 31, 2020 and 2019, such allocated costs totaled $3.4 million and $2.5 million, respectively, which is recorded as General and administrative on the accompanying combined statements of operations.

(11) Members’ Equity

Profits, losses, and distributions are allocated in accordance with the provisions of the Company’s limited liability company agreement.

For the years ended December 31, 2020 and 2019, the Company made distributions in the amount of $8.7 million and $25.8 million, respectively. For the years ended December 31, 2020, the Company received contributions in the amount of $75.5 million.

(12) Segment Reporting

The Pumped Storage Hydro Generation and Wind Generation Facilities represents the operating segments of the Company, which are also our reportable segments. The factors used to identify these reportable segments are based on the nature of the operations and economic characteristics of the segment. The Pumped Storage Hydro Generation (Hydro) reportable segment is organized and operates the Pumped Storage Hydro generation facilities, which currently consist of the Bath County Generation Facility, Seneca Generation Facility, Yards Creek Generation Facility, and Fund III Marketing. The Wind Generation (Wind) reportable segment is organized and operates the Wind generation facilities which currently consists of the Kibby Generation Facility. The Corporate/Other activities represent allocated corporate costs. The Company’s segments represent electric power generation facility configurations that are broadly understood across the energy generation industry. These facility configurations have been defined as the operating segments of the Company because they are the segments (1) that engage in business activities from which revenues are recognized and expenses are incurred; (2) whose operating results are reviewed by the Company’s chief decision maker and (3) for which discrete financial information is available.

	For the year ended December 31, 2020
	Hydro	Wind	Corporate /Other	Total
	(In thousand)
Revenues:
Energy and capacity revenues	$66,775	$15,790	$—	$82,565
Gain on risk management activities	1,459	4,488	—	5,947

Total revenue	68,234	20,278	—	88,512

Operating expenses:
Purchased power	19,287	—	—	19,287
Operations and maintenance	11,642	8,683	—	20,325
General and administrative	2,216	827	3,351	6,394
Depreciation	20,699	7,340	—	28,039
Accretion	9	220	—	229

Total operating expenses	53,853	17,070	3,351	74,274

Operating income (loss)	14,381	3,208	(3,351)	14,238
Interest expense, net	26,875	4,126	—	31,001
Loss on risk management activities	—	756	—	756

Net loss	$(12,494)	$(1,674)	$(3,351)	$(17,519)

Balance sheet
Total assets	$981,133	$190,673	$—	1,171,806
Capital expenditures	(1,404)	(81)	—	(1,485)

	For the year ended December 31, 2019
	Hydro	Wind	Corporate / Other	Total
	(In thousands)
Revenues:
Energy and capacity revenues	$52,440	$19,267	$—	$71,707
Gain on risk management activities	5,490	5,417	—	10,907

Total revenue	57,930	24,684	—	82,614

Operating expenses:
Purchased power	14,398	—	—	14,398
Operations and maintenance	8,393	7,437	—	15,830
General and administrative	431	1,025	2,461	3,917
Depreciation	12,047	7,325	—	19,372
Accretion	—	206	—	206

Total operating expenses	35,269	15,993	2,461	53,723

Operating income (loss)	22,661	8,691	(2,461)	28,891
Interest expense, net	15,540	4,911	—	20,451
Loss on risk management activities	—	967	—	967

Net income (loss)	$7,121	$2,813	$(2,461)	$7,473

Balance sheet
Total assets	$344,447	$203,120	$—	$547,567
Capital expenditures	—	(28)	—	(28)

(13) Commitments and Contingencies

The Company enters into contracts in the ordinary course of business that contain various representations, warranties, indemnifications, and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third-party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications, and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company, from time to time, is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

(14) Subsequent Events

Yards Creek entered into an asset purchase agreement on April 6, 2020 to purchase the remaining 50% interest in the Yards Creek Generation Facility. On March 5, 2021, Yards Creek acquired such interest for approximately $156.1 million.

On July 1, 2021, the owners of Kibby Wind Holdings, Harbor Hydro Intermediate Holdings, Bath County Holdings, and Yards Creek Holdings entered into an agreement to contribute their interest in their respective generation facilities to REV Renewables, LLC (REV Renewables). Such interests were contributed to REV Renewables on July 20, 2021.

In October 2021, Kibby entered into a Sale of Energy Agreement with Central Maine Power Company (CMPC) that expires on December 31, 2041. Starting January 1, 2022, CMPC will receive 50% of the energy generated by the Kibby Generation Facility. CMPC will make monthly energy payments calculated for each month of the delivery period based on the contracted quantity and contracted energy price.

INDEPENDENT AUDITORS’ REPORT

To PSEG Solar Source LLC

We have audited the accompanying consolidated financial statements of PSEG Solar Source LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, cash flows, and member’s equity for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PSEG Solar Source LLC and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

August 27, 2021

PSEG Solar Source LLC and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
	(In Thousands of Dollars)
Assets
Current assets:
Cash	$25,655	$17,798
Receivables, prepayments and other current assets:
Accounts receivable	4,299	2,812
Materials and supplies inventories	1,777	1,703
Prepayments	493	—
Receivables from affiliates	71	41
Other current assets	80	237

Total current assets	32,375	22,591
Operating lease right-of-use assets	33,136	33,311
Other long-term assets	225	225
Property, plant and equipment (PP&E) at cost, less accumulated depreciation	704,391	740,181

Total assets	$770,127	$796,308

Liabilities and member’s equity
Current liabilities:
Accounts payable	$14,331	$64,001
Operating lease liabilities	596	602
Other current liabilities	170	172

Total current liabilities	15,097	64,775
Asset retirement obligations	14,516	13,731
Operating lease liabilities	33,072	32,950
Accumulated deferred income taxes and investment tax credits (TTCs)	281,335	290,178

Total long-term liabilities	328,923	336,859
Equity:
Contributed capital	301,164	279,939
Retained earnings	124,943	114,735

Total member’s equity	426,107	394,674

Total liabilities and member’s equity	$770,127	$796,308

The accompanying notes are an integral part of these consolidated financial statements

PSEG Solar Source LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31
	2020	2019
	(In Thousands of Dollars)
Revenues	$54,446	$50,297
Operating revenues
Costs and expenses
Operations and maintenance	(18,073)	(17,484)
Depreciation	(35,044)	(33,239)

Total costs and expenses	(53,117)	(50,723)

Operating income/(loss)	1,329	(426)
Other income and (deductions)
Interest expense	(21)	(23)
Other income, net	111	—

Income (loss) before income taxes	1,419	(449)
Income tax benefit	8,789	8,922

Net income and comprehensive income	$10,208	$8,473

The accompanying notes are an integral part of these consolidated financial statements

PSEG Solar Source LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2020	2019
	(In Thousands of Dollars)
Operating activities
Net income	$10,208	$8,473
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	35,044	33,239
Interest accretion of asset retirement obligation	785	689
Noncash lease expense	2,512	2,447
(Gain) on asset disposition	(271)	—
Provision for deferred income taxes and ITCs	(8,843)	(8,877)
Asset and liability changes:
Accounts receivable	(1,487)	(350)
Materials and supplies inventories	(74)	(202)
Prepayments	(493)	393
Other current assets and liabilities	(75)	316
Accounts payable	860	(308)
Receivables from affiliates	(30)	(13)
Operating leases	(2,220)	(2,208)

Net cash provided by operating activities	35,916	33,599
Investing activities
Additions to property, plant and equipment	(49,784)	(14,766)
Other	500	—

Net cash used in investing activities	(49,284)	(14,766)
Financing activities
Net contributions from/(distributions to) Parent	21,225	(17,421)

Net cash provided/(used in) by financing activities	21,225	(17,421)

Net increase in cash	7,857	1,412
Cash
Beginning of year	17,798	16,386

End of year	$25,655	$17,798

Supplemental Disclosure of Cash Flow Information:
Accrued PP&E Expenditures (as of December 31)	$11,310	$61,840

The accompanying notes are an integral part of these consolidated financial statements

PSEG Solar Source LLC and Subsidiaries

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

	Contributed Capital	Retained Earnings	Total
	(in Thousands of Dollars)
Balance at January 1, 2019	$297,360	$106,262	$403,622
Net income	—	8,473	8,473
Net contributions from/(distributions to) Parent	(17,421)	—	(17,421)

Balance at December 31, 2019	279,939	114,735	394,674
Net income	—	10,208	10,208
Net contributions from/(distributions to) Parent	21,225	—	21,225

Balance at December 31, 2020	$301,164	$124,943	$426,107

The accompanying notes are an integral part of these consolidated financial statements

PSEG Solar Source LLC and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Note 1. Organization and Basis of Presentation

Organization

PSEG Solar Source LLC (“Solar Source” or the “Company”) develops, constructs, owns and operates large-scale solar facilities. The Company focuses on developing large-scale solar gardens and farms, generally of at least two megawatts (“MWs”) in size. The Solar Source portfolio includes 25 utility-scale solar facilities in 14 states with a total capacity of 467 MWdc, each representing wholly owned subsidiaries subject to consolidation by Solar Source.

The complete portfolio is as follows:

Solar Unit	Location	Completed	MWdc	Off-Taker
PSEG Five Forks Solar Energy Center	North Carolina	Dec 2019	26.0	Virginia Electric and Power Co.
PSEG North Halifax Solar Energy Center	North Carolina	Dec 2019	26.9	Virginia Electric and Power Co.
PSEG Halifax Solar Energy Center	North Carolina	Dec 2017	7.0	Virginia Electric and Power Co.
PSEG West Babylon Solar Center	New York	Dec 2017	10.6	Long Island Power Authority
PSEG Cork Oak Solar Energy Center	North Carolina	Dec 2017	26.2	Virginia Electric and Power Co.
PSEG Sunflower Solar Energy Center	North Carolina	Dec 2017	21.0	Virginia Electric and Power Co.
PSEG Turkey Creek Solar Energy Center	North Carolina	Jan 2017	16.8	Virginia Electric and Power Co.
PSEG Hemlock Solar Energy Center	North Carolina	Dec 2016	6.6	Virginia Electric and Power Co.
PSEG Lake County Solar Energy Center	Oregon	Dec 2016	10.5	PacificCorp
PSEG San Isabel Solar Energy Center	Colorado	Dec 2016	37.9	Tri-State Generation and Transmission Association, Inc.
PSEG Pavant II Solar Energy Center	Utah	Nov 2016	62.7	PacificCorp
PSEG Rawhide Flats Solar Energy Center	Colorado	Oct 2016	36.3	Platte River Power Authority
PSEG Meadows Solar Energy Center	North Carolina	Jun 2016	25.9	Virginia Electric and Power Co.
PSEG Lawrence Livermore Solar Energy Center	California	Feb 2016	3.9	Western Area Power Authority
PSEG Pittsburg Solar Energy Center	California	Oct 2015	25.4	Pacific Gas & Electric
PSEG Waldorf Solar Energy Center	Maryland	Jul 2015	13.1	Southern Maryland Electric Cooperative
PSEG El Paso Solar Energy Center	Texas	Dec 2014	13.0	El Paso Electric Company
PSEG Essex Solar Energy Center	Vermont	Oct 2014	3.6	Vermont Electric Power Producers

Solar Unit	Location	Completed	MWdc	Off-Taker
PSEG Shasta Solar Farm (A&B)	California	Mar 2014	4.4	Pacific Gas & Electric
PSEG Badger 1 Solar Farm	Arizona	Nov 2013	19.4	Arizona Public Service
PSEG Milford Solar Farm	Delaware	Dec 2012	15.0	Delaware Municipal Electric Corporation
PSEG Queen Creek Solar Farm	Arizona	Oct 2012	25.3	Salt River Project
PSEG Jacksonville Solar Farm	Florida	Sep 2010	15.0	Jacksonville Electric Authority
PSEG Wyandot Solar Farm	Ohio	May 2010	12.0	Ohio Power
PSEG Mars Hackettstown Solar Garden	New Jersey	Sep 2009	2.2	Mars, Incorporated
	Total Generation (in operation)		467.0	(rounded)

In May 2021, PSEG Power Ventures, LLC (“Power Ventures”), a direct wholly owned subsidiary of PSEG Power LLC (“PSEG Power” or the “Parent”), a reportable segment of Public Service Enterprise Group Incorporated (“PSEG”), entered into a purchase agreement with Quattro Solar, LLC, an affiliate of LS Power (collectively, the “Buyer”), relating to the sale by Power Ventures of 100% of its ownership interest in PSEG Solar Source LLC (“Solar Source”, or “the Company”) including its related assets and liabilities (the “Transaction”). Refer to the subsequent events footnote for further detail.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting guidance generally accepted in the United States (“US GAAP”).

The consolidated financial statements include the assets and liabilities that have historically been owned and operated by Solar Source. The Consolidated Statements of Income and Comprehensive Income include costs for certain centralized functions at PSEG and PSEG Power charged directly to Solar Source. Additionally, the Consolidated Statements of Income and Comprehensive income include allocations for costs of corporate functions and resources provided by PSEG.

Solar Source considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, and the benefit received by, Solar Source during the periods presented. However, the allocations may not reflect the expenses that would have been incurred if Solar Source had been a standalone company for the periods presented.

Total operations and maintenance (“O&M”) expenses include allocated charges from PSEG Services Corporation (“Services”) and corporate overhead held at Solar Source of $3,954 thousand in 2020 and $4,885 thousand in 2019, respectively.

All intercompany transactions have been eliminated. All transactions between Solar Source and the Parent have been included in these consolidated financial statements. The aggregate net effect of such transactions that are not historically settled in cash has been reflected in the Consolidated Balance Sheets as contributed capital and in the Consolidated Statements of Cash Flows and Consolidated Statements of Member’s Equity as contributions to or distributions from Parent.

The Company’s operations are included in the consolidated US federal and state and local income tax returns filed by PSEG. Income tax expense and other income tax related information contained in these consolidated financial statements are presented on a separate return basis as if the Company filed its own tax returns. The Company’s tax results as presented in the consolidated financial statements may not be reflective of the results that the Company will generate in the future. In jurisdictions where the Company has been included in the tax returns filed by the Parent, any income taxes payable resulting from the related income tax provisions have been reflected in the balance sheet as contributed capital.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company consolidates those entities in which it has a controlling interest. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable—Allowance for Credit Losses

Solar Source’s accounts receivable are comprised primarily of amounts receivable for the sale of power and solar renewable energy certificates (“RECs”) from its solar facilities and are reported in the balance sheet as gross outstanding amounts.

Accounts receivable are charged off in the period in which the receivable is deemed uncollectible. Recoveries of accounts receivable are recorded when it is known they will be received. Solar Source did not record an allowance for credit losses for any receivables as of December 31, 2020 and 2019. See Note 4. Revenues for more information.

Materials and Supplies Inventories

Solar Source’s materials and supplies are carried at average cost and charged to inventory when purchased and expensed or capitalized to property, plant and equipment, as appropriate, when installed or used.

Property, Plant and Equipment

Solar Source capitalizes costs that increase the capacity, improve or extend the life of an existing asset or represent newly acquired or constructed assets. The cost of maintenance, repair and replacement of minor items of property is charged to appropriate expense accounts as incurred.

Depreciation

Solar Source calculates depreciation on generation-related assets under the straight-line method based on the assets’ estimated useful lives. The estimated useful life for solar assets is between 25 and 35 years.

Leases

Solar Source and its subsidiaries, when acting as lessee or lessor, determine if an arrangement is a lease at inception. The Company assesses contracts to determine if the arrangement conveys (i) the right to control the use of the identified property, (ii) the right to obtain substantially all of the economic benefits from the use of the property, and (iii) the right to direct the use of the property.

Lessee—Operating lease right-of-use assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.

The current portion of operating lease liabilities is included in current operating lease liabilities. Operating lease right-of-use assets and noncurrent operating lease liabilities are included as separate captions in noncurrent assets and noncurrent liabilities, respectively, on the Consolidated Balance Sheets of the Company. The Company and its subsidiaries do not recognize operating lease right-of-use assets and operating lease liabilities for leases where the term is twelve months or less.

Solar Source and its subsidiaries recognize expense related to lease payments on a straight-line basis over the term of the leases and variable lease payments in the period in which the obligations for those payments are incurred.

As lessee, most of the operating leases of Solar Source and its subsidiaries do not provide an implicit rate; therefore, incremental borrowing rates are used based on the information available at commencement date in determining the present value of lease payments. The implicit rate is used when readily determinable. Solar Source does not borrow funds or issue debt. Since Solar Source and its affiliates do not have credit ratings and related incremental borrowing rates, the Company has determined that it is appropriate to use the incremental borrowing rate of PSEG Power. PSEG Power’s incremental borrowing rate reflects the estimated borrowing rate that Solar Source would be able to obtain as a subsidiary of PSEG Power. PSEG Power’s incremental borrowing rates are generally unsecured rates. Having calculated simulated secured rates for PSEG Power, it was determined that the difference between the unsecured borrowing rates and the simulated secured rates had an immaterial effect on the recorded operating lease right-of-use assets and operating lease liabilities.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised.

Lessor—Property subject to operating leases, where Solar Source or one of its subsidiaries is the lessor, is included in property, plant and equipment and rental income from these leases is included in operating revenues.

Solar Source and its subsidiaries, have power purchase agreements accounted for as lease agreements with lease and non-lease components, which are primarily related to energy generation from solar generation facilities. The Company accounts for the lease and non-lease components as a single lease component. See Note 6. Leases for detailed information on leases.

Impairment of Long-Lived Assets

Management evaluates long-lived assets for impairment whenever events or changes in circumstances, such as significant adverse changes in regulation, business climate, counterparty credit worthiness or market conditions, including prolonged periods of adverse commodity prices or a current expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated useful life, could potentially indicate an asset’s carrying amount may not be recoverable. The Company defines each solar facility as the unit of accounting for purposes of evaluating impairments. In such an event, an undiscounted cash flow analysis is performed to determine whether an impairment exists. When a long-lived asset’s carrying amount, net of eligible investment tax credits (“ITCs”), exceeds the associated undiscounted estimated future cash flows, the asset is considered impaired to the extent that its fair value is less than its carrying amount. An impairment would result in a reduction of the value of the long-lived asset through a non-cash charge to earnings. No impairments were identified in the historical periods presented.

In 2019, the Company performed an impairment test of its Solar Liberty facility. Upon completion of its Solar Liberty facility in December 2017, the Company received a material property tax assessment from the local tax authority that it has since disputed. As a result of the increased assessment, in the third quarter of 2019 the Company performed a recoverability test of its Solar Liberty facility and determined that the facility was not impaired because the total undiscounted cash flows exceeded the carrying value of the facility, adjusted for the vested portion of ITCs related to the facility.

Asset Retirement Obligations (“ARO”)

The Company recognizes liabilities for the expected cost of retiring long-lived assets for which a legal obligation exists to remove or dispose of an asset or some component of an asset at retirement. These AROs are recorded at fair value in the period in which they are incurred and are capitalized as part of the carrying amount of the related long-lived assets. The Company accretes the ARO liability to reflect the passage of time with the corresponding expense recorded in O&M expense.

To estimate the fair value of its AROs, Solar Source uses a probability weighted, discounted cash flow model which, on a unit by unit basis, considers multiple outcome scenarios that include significant estimates and assumptions, and are based on third-party decommissioning cost estimates, cost escalation rates, inflation rates and discount rates.

Cost assumptions are updated triennially unless new information necessitates more frequent updates. The most recent cost assumption update was done in 2018. When assumptions are revised to calculate fair values of existing AROs, generally, the ARO balance and corresponding long-lived asset are adjusted which impact the amount of accretion and depreciation expense recognized in future periods. In the period since the most recent cost assumption update, no new information has indicated that an update to the cost assumption is required.

Revenue Recognition

The majority of the Company’s revenues relate to power purchase agreements to sell solar power and solar RECs from the Company’s solar facilities, which are accounted for on the accrual basis as energy is generated, in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers. This also includes contracts that meet the definition of a derivative and for which the Company has elected the normal purchases and normal sales exception. Therefore, the Company accounts for these contracts on an accrual basis in accordance with revenue recognition accounting guidance.

For additional information regarding revenues, see Note 4. Revenues.

Income Taxes

Solar Source accounts for income taxes using an asset and liability approach under which deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Solar Source is included in the consolidated federal income tax return of PSEG. Federal income tax amounts are allocated to PSEG’s subsidiaries based on the taxable income or loss of each subsidiary on a separate return basis in accordance with a tax-sharing agreement between PSEG and each of its affiliated subsidiaries. ITCs deferred in prior years are being amortized over the useful life of the related property.

Note 3. Recent Accounting Standards

New Standards Adopted in 2020

Measurement of Credit Losses on Financial Instruments—Accounting Standards Update (“ASU”) 2016-13, updated by ASU 2018-19, 2019-04, 2019-05, 2019-11 and 2020-02

This accounting standard provides a new model for recognizing credit losses on financial assets. The new model requires entities to use an estimate of expected credit losses that will be recognized as an impairment allowance rather than a direct write-down of the amortized cost basis. The estimate of expected credit losses is based on past events, current conditions and supportable forecasts over a reasonable period. For purchased financial assets with credit deterioration, a similar model is used; however, the initial allowance is added to the purchase price rather than reported as an allowance.

The standard was effective for annual and interim periods beginning after December 15, 2019. Solar Source adopted this standard on January 1, 2020 on a modified retrospective basis. There was no impact from adoption of this standard on the consolidated financial statements of the Company.

New Standards Issued but Not Yet Adopted As of December 31, 2020

Simplifying the Accounting for Income Taxes—ASU 2019-12

This accounting standard updates ASC 740 to simplify the accounting for income taxes, including the elimination of several exceptions and making other clarifications to the current guidance. Some of the more pertinent modifications include a change to the tax accounting related to franchise taxes that are partially based on income, an election to allocate the consolidated tax expense to a disregarded entity that is a member of a consolidated tax return filing group when those entities issue separate financial statements, and modifications and clarifications to interim tax reporting.

The standard is effective for fiscal years beginning after December 15, 2020. PSEG adopted this standard on January 1, 2021. PSEG has elected to allocate the consolidated tax expense to all eligible entities that are included in a consolidated tax filing on a prospective basis. This election is consistent with PSEG’s tax sharing agreements with its affiliated subsidiaries. Adoption of this standard did not have an impact on the financial statements of the Company.

Note 4. Revenues

Revenues From Contracts With Customers

Solar Source enters into bilateral contracts to sell solar power and solar RECs from its solar facilities to third party customers. The terms for these contracts range from 15 to 30 years. The Company also has affiliate sales contracts to sell solar RECs with terms ranging from 3 to 4 years. The performance obligations are generally solar power and RECs which are transferred to customers upon generation. Revenue is recognized upon generation of the solar power.

Revenues Unrelated to Contracts With Customers

Solar Source is also a party to solar contracts that qualify as leases and are accounted for in accordance with lease accounting guidance.

	For the year ended December 31,
	2020	2019
	(In Thousands of Dollars)
Revenues from Contracts with Customers
Third Party Sales	$27,349	$26,748
Sales to Affiliates	1,136	628

Total Revenues from Contracts with Customers	28,485	27,376
Refvenues Unrelated to Contracts with Customers(A)	25,961	22,921

Total Operating Revenues	$54,446	$50,297

(A)	For additional information, see Note 6. Leases.

Solar Source generally collects consideration upon satisfaction of performance obligations, and therefore, the Company had no material contract balances as of December 31, 2020 and 2019.

The Company’s trade accounts receivable include amounts resulting from contracts with customers and other contracts which are out of scope of accounting guidance for revenues from contracts with customers, as described in Note 6.

Solar Source’s accounts receivable consist mainly of revenues from the sale of power and solar RECs from its solar facilities. Payment for services rendered and products transferred are typically due within 30 days of delivery and the counterparties are highly creditworthy. As such, there is little credit risk associated with these accounts receivable. Solar Source did not record an allowance for credit losses for these receivables as of December 31, 2020 and 2019. Solar Source monitors the status of its counterparties on an ongoing basis to assess whether there are any anticipated credit losses.

Note 5. Property, Plant and Equipment

Information related to Property, Plant and Equipment as of December 31, 2020 and 2019 is detailed below:

	As of December 31,
	2020	2019
	(In Thousands of Dollars)
Property, plant and equipment
Solar Production	$910,091	$909,298
Accumulated depreciation	(205,700)	(169,117)

Total	$704,391	$740,181

Note 6. Leases

Lessee

Solar Source has land leases for its solar generating facilities. These leases have remaining terms through 2054, some of which include options to extend the leases for additional terms dependent upon the specific lease agreement. Some leases have fixed rent payments that have escalations, based on either a fixed percentage or a consumer price index. Solar Source and its subsidiaries recognize expense related to lease payments on a straight-line basis over the term of the leases and variable lease payments in the period in which the obligations for those payments are incurred.

Operating Lease Costs

The following amounts relate to total operating lease costs, including both amounts recognized in the Consolidated Statements of Income and Comprehensive Income during the years ended December 31, 2020 and 2019 and any amounts capitalized as part of the cost of another asset, and the cash flows arising from lease transactions. During the years ended December 31, 2020 and 2019, Solar Source recorded additional noncash ROU assets and corresponding operating lease liabilities totaling $0 and $33,987 thousand, respectively, related to lease agreements.

	For the year ended December 31,
	2020	2019
	(In Thousands of Dollars)
Operating Lease Costs
Fixed Lease Costs	$2,592	$2,551
Variable Lease Costs	7	3

Total Operating Lease Costs	$2,599	$2,554

Cash Paid for Amounts Included in the Measurement of Operating Lease Liabilities	$2,220	$2,208
Weighted Average Remaining Lease Term in Years	23	25
Weighted Average Discount Rate	5.1%	5.2%

Operating lease liabilities as of December 31, 2020 had the following maturities on an undiscounted basis:

Total
(in Thousands of Dollars)
2021	$2,298
2022	2,361
2023	2,366
2024	2,371
2025	2,376
Thereafter	47,780

Total Minimum Lease Payments	$59,552

The following is a reconciliation of the undiscounted cash flows to the discounted Operating Lease Liabilities recognized on the Consolidated Balance Sheets:

	As of December 31,
	2020	2019
	(In Thousands of Dollars)
Undiscounted Cash Flows	$59,552	$59,090
Reconciling Amount due to Discount Rate	(25,884)	(25,538)

Total Discounted Operating Lease Liabilities	$33,668	$33,552

Lessor

Certain of the Company’s sales agreements related to its solar generating plants qualify as operating leases with remaining terms through 2043 with no extension terms. Lease income is based on solar energy generation; therefore, all rental income is variable under these leases. The variable lease income for the years ended December 31, 2020 and 2019 was $25,961 thousand and $22,921 thousand, respectively. As of December 31, 2020, the Company’s solar generating plants subject to these leases had a total carrying value of $376,335 thousand.

Note 7. Asset Retirement Obligations

Solar Source has identified conditional AROs primarily related to the Company’s solar facilities for the demolition of certain plants and the restoration of the sites at which they reside when the plants are no longer in service.

The changes to the ARO liabilities for the Company during 2019 and 2020 are presented in the following table:

	2020	2019
	(In Thousands of Dollars)
ARO Liability as of January 1,	$13,731	$11,639
Liabilities Settled	—	—
Liabilities Incurred	—	1,461
Accretion Expense	785	689
Revision to Present Values of Estimated Cash Flows	—	(58)

ARO Liability as of December 31,	$14,516	$13,731

Note 8. Commitments and Contingent Liabilities

Guaranteed Obligations

Solar Source has guaranteed payments to counterparties on behalf of its subsidiaries regarding construction-related transactions to support costs on sums due and payable during the construction period and through the final acceptance of each generation unit, per the terms of the applicable contract.

The following table shows the face value and exposure of Solar Source’s guarantees as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019
	(in Thousands of Dollars)
Face Value of Outstanding Guarantees	$70,758	$122,683
Exposure under Current Guarantees	$11,210	$61,730

Litigation and Legal Proceedings

Solar Source and its subsidiaries are party to various lawsuits in the ordinary course of business. In view of the inherent difficulty in predicting the outcome of such matters, Solar Source generally cannot predict the eventual outcome of the pending matters, the timing of the ultimate resolution of these matters, or the eventual loss, fines or penalties related to each pending matter.

In accordance with applicable accounting guidance, a liability is accrued when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Solar Source will continue to monitor matters for further developments that could affect the amount of the accrued liability, if any, that has been previously established.

Ongoing Coronavirus Pandemic

Solar Source is providing essential services during the national emergency related to the ongoing coronavirus (“COVID-19”) pandemic. The ongoing coronavirus pandemic has not had a material impact on our results of operations, financial condition or cash flows for the year ended December 31, 2020. However, the potential future impact of the pandemic and the associated economic impacts, which could extend beyond the duration of the pandemic, could have risks that drive certain accounting considerations. The ultimate impact of the ongoing coronavirus pandemic is highly uncertain and cannot be predicted at this time.

Note 9. Income Taxes

During the periods presented in the consolidated financial statements, the Company did not file separate tax returns, as the Company was included in the tax filings of PSEG. The income tax provision (benefit) included in these consolidated financial statements has been calculated using the separate return basis, as if the Company filed separate tax returns. The Company’s income taxes as presented in the consolidated financial statements may not be indicative of the income taxes that the Company will generate in the future.

A reconciliation of reported income tax expense for Solar Source with the amount computed by multiplying pre-tax income by the statutory federal income tax rate of 21% is as follows:

	As of December 31,
	2020	2019
	(In Thousands of Dollars)
Net Income	$10,208	$8,473

Income Taxes:
Operating Income:
Current Expense (Benefit):
Federal	$37	$(44)
State	17	(1)

Total Current	54	(45)

Deferred Expense (Benefit):
Federal	3,071	(18,433)
State	(2,153)	(47)

Total Deferred	918	(18,480)

ITC	(9,761)	9,603

Total Income Tax Benefit	$(8,789)	$(8,922)

Pre-Tax Income/(Loss)	$1,419	$(449)

Tax Computed at Statutory Rate @ 21%	$298	$(94)
Increase (Decrease) Attributable to Flow-Through of Certain Tax Adjustments:
State Income Taxes (net of federal income tax)	452	(38)
State Tax Basis Adjustment (net of uncertain tax benefit)	(2,139)	—
Tax Credits	(7,439)	(8,792)
Other	39	2

Subtotal	(9,087)	(8,828)

Total Income Tax Benefit	$(8,789)	$(8,922)

Effective Income Tax Rate	-619.4%	1,987.1%

For the year ended December 31, 2020, the difference in Solar Source’s effective tax rate as compared with the statutory tax rate of 21% was due primarily to the tax benefits from the amortization of ITCs realized in prior years. For the year ended December 31, 2019, the difference in Solar Source’s effective tax rate as compared with the statutory tax rate of 21% was due primarily to the impact of Solar Source realizing current year tax benefits from ITCs of two solar plants placed into service in 2019.

The following is an analysis of deferred income taxes for Solar Source:

	As of December 31,
	2020	2019
	(In Thousands of Dollars)
Deferred Income Taxes
Assets:
Noncurrent:
Asset Retirement Obligations	$3,048	$2,884
Net Operating Loss and Credit Carryforwards	23,083	27,550
Operating Leases	7,070	7,046
Other	18	15

Total Noncurrent Assets	$33,219	$37,495

Liabilities:
Noncurrent:
Plant-Related Items	$105,979	$107,599
New Jersey Corporate Business Tax	12,487	14,187
Operating Leases	6,958	6,995

Total Noncurrent Liabilities	$125,424	$128,781

Summary of Accumulated Deferred Income Taxes:
Net Noncurrent Deferred Income Tax Liabilities	$92,205	$91,286
ITC	189,130	198,892

Net Total Noncurrent Deferred Income Taxes and ITC	$281,335	$290,178

Solar Source provides deferred taxes at the enacted statutory tax rate for all temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

These net operating losses and credit carryforwards are presented on a separate return basis and may not be available on a standalone basis.

Solar Source recorded the following amounts related to its gross unrecognized tax benefits:

	2020	2019
	(In Thousands of Dollars)
Total Amount of Unrecognized Tax Benefits as of January 1,	$—	$—
Increases as a Result of Positions Taken in a Prior Period	—	—
Decreases as a Result of Positions Taken in a Prior Period	—	—
Increases as a Result of Positions Taken during the Current Period	4,061	—
Decreases as a Result of Positions Taken during the Current Period	—	—
Decreases as a Result of Settlements with Taxing Authorities	—	—
Decreases due to Lapses of Applicable Statute of Limitations	—	—

Total Amount of Unrecognized Tax Benefits as of December 31,	$4,061	$—

Solar Source has unrecognized tax benefits of $3,208 and $0, net of indirect tax benefits, as of December 31, 2020 and December 31, 2019, respectively, which if recognized, would affect the Company’s annual effective tax rates. Solar Source includes accrued interest and penalties related to uncertain tax positions required to be recorded as Income Tax Expense in the Consolidated Statements of Operations. Accumulated interest and penalties that are recorded on the Consolidated Balance Sheet on uncertain tax positions were $0 and $0 as of December 31, 2020 and December 31, 2019, respectively.

In March 2020, the federal Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act did not have a material impact on the consolidated financial condition or cash flows of the Company.

In late December 2020, the Consolidated Appropriations Act (“CAA”), 2021 was enacted. Solar Source does not believe the CAA will have a material impact on the consolidated financial condition or cash flows of the Company.

We expect that a prolonged coronavirus pandemic or economic recovery may result in additional federal or state tax legislation, which can have a material impact on Solar Source’s tax expense and cash tax position.

Amounts recorded under the Tax Act, CARES Act, and CAA, including depreciation regulations, are subject to change based on several factors, including, among other things, whether the Internal Revenue Service or state taxing authorities issue additional guidance and/or further clarification. Any further guidance or clarification could impact Solar Source’s consolidated financial statements.

Note 10. Related-Party Transactions

The financial statements for the Company include transactions with related parties presented as follows:

	For the year ended December 31,
Related Party Transactions	2020	2019
	(In Thousands of Dollars)
Net Billings to PSEG Energy Resources &Trade LLC (PSEG ER&T)(A)	$1,136	$628
Net Contributions from/(Distributions to) Parent(B)	$21,225	$(17,421)

	As of December 31,
	2020	2019
Accounts Receivable—PSEG ER&T(A)	$71	$41

(A)

Solar Source’s revenues include bilateral contracts to sell RECs from the Company’s solar facilities to PSEG ER&T, a wholly owned subsidiary of PSEG Power, which are accounted for on the accrual basis as energy is generated. Accounts receivable for these balances are separately disclosed on the Consolidated Balance Sheets as receivables from affiliates.

(B)

Represents the Parent’s allocation of certain O&M costs from Services and allocated corporate overhead, and resources provided by the Parent to Solar Source (as described under Note 1) and other contributions from the Parent.

Note 11. Subsequent Events

Subsequent events have been evaluated through August 27, 2021, which is the date these financial statements were available to be issued. The Transaction closed on June 11, 2021 for 24 of the 25 Solar Source units and on June 29, 2021 for the one remaining unit.

QUATTRO SOLAR HOLDCO LLC

(A Delaware Limited Liability Company)

and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	Successor Company June 30, 2021	Predecessor Company December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$8,069	25,655
Accounts receivable	6,958	4,299
Materials and supplies inventories	2,388	1,777
Prepayments	5,284	493
Receivables from affiliates	—	71
Intangible assets	28,479	—
Other current assets	—	80

Total current assets	51,178	32,375

Property, plant, and equipment	195,572	910,091
Accumulated depreciation	(260)	(205,700)

Property, plant, and equipment, net	195,312	704,391
Operating lease right-of-use assets	—	33,136
Intangible assets	347,705	—
Other long term assets	—	225

Total assets	$594,195	770,127

Liabilities and Member’s Equity
Liabilities:
Accounts payable and accrued expenses	$4,174	14,331
Operating lease liabilities	—	596
Other short term liabilities	—	170

Total current liabilities	4,174	15,097
Asset retirement obligation	13,688	14,516
Operating lease liabilities	—	33,072
Deferred taxes	—	281,335

Total liabilities	17,862	344,020
Member’s equity	576,333	426,107

Total liabilities and member’s equity	$594,195	770,127

See accompanying notes to the consolidated financial statements.

QUATTRO SOLAR HOLDCO LLC

(A Delaware Limited Liability Company)

and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

(In thousands)

	Successor Company Period from June 11, 2021 through June 30, 2021	Predecessor Company Period from January 1, 2021 through June 10, 2021	Predecessor Company Six months ended June 30, 2020
Revenues:
Energy and capacity revenues	$2,435	$25,818	$28,341

Total revenues	2,435	25,818	28,341

Operating expenses:
Operations and maintenance	(1,102)	(8,489)	(9,085)
Depreciation	(260)	(15,765)	(17,525)

Total operating expenses	(1,362)	(24,254)	(26,610)

Income from operations	1,073	1,564	1,731
Interest expense	(856)	(10)	(11)
Acquisition costs	(2,759)	—	—
Other income	—	—	31

Net (loss) income before income taxes	(2,542)	1,554	1,751
Income taxes:
Income tax benefit	712	2,507	3,012

Net (loss) income	$(1,830)	$4,061	$4,763

See accompanying notes to the consolidated financial statements.

QUATTRO SOLAR HOLDCO LLC

(A Delaware Limited Liability Company)

and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Successor Company Period from June 11, 2021 through June 30, 2021	Predecessor Company Period from January 1, 2021 through June 10, 2021	Predecessor Company Six months ended June 30, 2020
Cash flows from operating activities:
Net (loss) income	$(1,830)	$4,061	$4,763
Adjustments to reconcile net (loss) income to cash flows (used in) provided by operating activities:
Depreciation expense	260	15,765	17,525
Accretion expense	27	339	387
Amortization of intangible assets	1,404	—	—
Noncash lease expense	7	994	1,267
Deferred income taxes and ITCs	—	(2,507)	(3,012)
Changes in assets and liabilities:
Accounts receivable	1,622	(4,463)	(5,064)
Materials and supplies inventories	—	(352)	(20)
Prepayments	(4,345)	(463)	(1,184)
Other current assets and liabilities	—	(87)	7
Accounts payable	1,414	(541)	986
Receivables from affiliates	—	(243)	(243)
Operating leases	—	(1,081)	(1,222)

Net cash (used in) provided by operating activities	(1,441)	11,422	14,190
Cash flows from investing activities:
Acquisitions of property, plant and equipment	—	(1,600)	(45,302)

Net cash used in investing activities	—	(1,600)	(45,302)

Cash flows from financing activities:
Net contributions from/(distributions to) member	9,510	(35,477)	28,433

Net cash provided by (used in) financing activities	9,510	(35,477)	28,433

Net change in cash	8,069	(25,655)	(2,679)
Cash and cash equivalents, beginning of period	—	25,655	17,798

Cash and cash equivalents, end of period	$8,069	$—	$15,119

Supplemental disclosure of cash flow information:
Accrued PP&E Expenditures (as of June 10, 2021 and June 30, 2020)	$—	$9,710	$16,665

See accompanying notes to the consolidated financial statements.

QUATTRO SOLAR HOLDCO LLC

(A Delaware Limited Liability Company)

and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

For the period beginning January 1, 2020 through June 30, 2020 (Predecessor Company) and for the period beginning January 1, 2021 through June 10, 2021 (Predecessor Company)

and for the period beginning June 11, 2021 through June 30, 2021 (Successor Company)

(Unaudited)

(In thousands)

Member’s equity
Predecessor Company
Balance at December 31, 2019	$394,674
Net income	4,763
Contributions, net	28,433

Balance at June 30, 2020	$427,870

Balance at December 31, 2020	$426,107
Net income	4,061
Distributions, net	(35,477)

Balance at June 10, 2021	$394,691

Successor Company
Balance at June 11, 2021	$568,653
Net loss	(1,830)
Contributions, net	9,510

Balance at June 30, 2021	$576,333

See accompanying notes to the consolidated financial statements.

QUATTRO SOLAR HOLDCO LLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the periods of June 11, 2021 to June 30, 2021 (Successor Company) and January 1, 2021 to June 10,

2021 (Predecessor Company) and for the six months ended June 30, 2020 (Predecessor Company)

(Unaudited)

Note 1. Organization and Basis of Presentation

Organization

PSEG Solar Source LLC (“Solar Source” or the “Predecessor Company”) develops, constructs, owns and operates large-scale solar facilities. In May 2021, PSEG Power Ventures, LLC (“Power Ventures”), a direct wholly owned subsidiary of PSEG Power LLC (“PSEG Power”), a reportable segment of Public Service Enterprise Group Incorporated (“PSEG”), entered into a purchase agreement with Quattro Solar, LLC, an affiliate of LS Power Development, LLC (“LS Power”), and a subsidiary of Quattro Solar Holdco, LLC (“Quattro Solar” or the “Successor Company”) (collectively, the “Buyer”), relating to the sale by Power Ventures of 100% of its ownership interest in Solar Source including its related assets and liabilities (the “Transaction”).

The Transaction closed on June 11, 2021 for 24 of the 25 Solar Source units and on June 29, 2021 for the one remaining unit, PSEG Pavant II Solar Energy Center (“Pavant”) (collectively, the “Acquisition Dates”).

This document refers to the Successor Company following the Acquisition Dates as the successor and the Predecessor Company prior to the Acquisition Dates as the predecessor. This document refers to the reporting company covering both the predecessor period and the successor period as (the “Company”). As a result of the application of purchase accounting to this transaction, the Company’s financial statements for the Successor Company period, which is as of June 30, 2021, and for the period from June 11, 2021 through June 30, 2021, is not comparable to the Predecessor Company periods, which is as of December 31, 2020, for the year-to-date period ended June 10, 2021 and the year-to-date period ended June 30, 2020.

The Company focuses on developing large-scale solar gardens and farms, generally of at least two megawatts (“MWs”) in size. The Company’s portfolio includes 25 utility-scale solar facilities in 14 states with a total capacity of 467 MWdc, each representing wholly owned subsidiaries subject to consolidation by the Company.

The complete portfolio is as follows:

Solar Unit	Location	Completed	MWdc	Off-Taker
PSEG Five Forks Solar Energy Center	North Carolina	Dec 2019	26.0	Virginia Electric and Power Co.
PSEG North Halifax Solar Energy Center	North Carolina	Dec 2019	26.9	Virginia Electric and Power Co.
PSEG Halifax Solar Energy Center	North Carolina	Dec 2017	7.0	Virginia Electric and Power Co.
PSEG West Babylon Solar Center	New York	Dec 2017	10.6	Long Island Power Authority
PSEG Cork Oak Solar Energy Center	North Carolina	Dec 2017	26.2	Virginia Electric and Power Co.
PSEG Sunflower Solar Energy Center	North Carolina	Dec 2017	21.0	Virginia Electric and Power Co.
PSEG Turkey Creek Solar Energy Center	North Carolina	Jan 2017	16.8	Virginia Electric and Power Co.

Solar Unit	Location	Completed	MWdc	Off-Taker
PSEG Hemlock Solar Energy Center	North Carolina	Dec 2016	6.6	Virginia Electric and Power Co.
PSEG Lake County Solar Energy Center	Oregon	Dec 2016	10.5	PacificCorp
PSEG San Isabel Solar Energy Center	Colorado	Dec 2016	37.9	Tri-State Generation and Transmission Association, Inc.
PSEG Pavant II Solar Energy Center	Utah	Nov 2016	62.7	PacificCorp
PSEG Rawhide Flats Solar Energy Center	Colorado	Oct 2016	36.3	Platte River Power Authority
PSEG Meadows Solar Energy Center	North Carolina	Jun 2016	25.9	Virginia Electric and Power Co.
PSEG Lawrence Livermore Solar Energy Center	California	Feb 2016	3.9	Western Area Power Authority
PSEG Pittsburg Solar Energy Center	California	Oct 2015	25.4	Pacific Gas & Electric
PSEG Waldorf Solar Energy Center	Maryland	Jul 2015	13.1	Southern Maryland Electric Cooperative
PSEG El Paso Solar Energy Center	Texas	Dec 2014	13.0	El Paso Electric Company
PSEG Essex Solar Energy Center	Vermont	Oct 2014	3.6	Vermont Electric Power Producers
PSEG Shasta Solar Farm (A&B)	California	Mar 2014	4.4	Pacific Gas & Electric
PSEG Badger 1 Solar Farm	Arizona	Nov 2013	19.4	Arizona Public Service
PSEG Milford Solar Farm	Delaware	Dec 2012	15.0	Delaware Municipal Electric Corporation
PSEG Queen Creek Solar Farm	Arizona	Oct 2012	25.3	Salt River Project
PSEG Jacksonville Solar Farm	Florida	Sep 2010	15.0	Jacksonville Electric Authority
PSEG Wyandot Solar Farm	Ohio	May 2010	12.0	Ohio Power
PSEG Mars Hackettstown Solar Garden	New Jersey	Sep 2009	2.2	Mars, Incorporated

Total Generation (in operation)			467.0	(rounded)

Basis of Presentation

The unaudited condensed consolidated financial statements included herein have been prepared in accordance with accounting guidance generally accepted in the United States (“US GAAP”). These financial statements and notes should be read in conjunction with the Annual Financial Statements for the year ended December 31, 2020.

The unaudited condensed consolidated financial statements include the assets and liabilities that have historically been owned and operated by Solar Source prior to the Acquisition Dates and by Quattro Solar after the Acquisition Dates. The Condensed Consolidated Statements of Income and Comprehensive Income include costs for certain centralized functions at PSEG and PSEG Power charged directly to Solar Source. Additionally, the Condensed Consolidated Statements of Income and Comprehensive Income include allocations for costs of corporate functions and resources provided by PSEG.

The Company considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, and the benefit received by the Company during the periods presented. However, the allocations may not reflect the expenses that would have been incurred if the Company had been a standalone company for the periods presented.

Total operations and maintenance (“O&M”) expenses includes allocated charges from PSEG Services Corporation, and LSP Generation IV, LLC (collectively, “Services”) and corporate overhead held at the

Company of $92 thousand, $1,860 thousand and $2,090 thousand for the period of Jun 11, 2021 through June 30, 2021, year-to-date periods ended June 10, 2021 and June 30, 2020, respectively.

All transactions between the Company and its parent affiliates throughout the Predecessor Company and the Successor Company (collectively, the “Parents”) have been included in these condensed consolidated financial statements. All intercompany transactions have been eliminated. The aggregate net effect of such transactions that are not historically settled in cash has been reflected in the Condensed Consolidated Balance Sheets as contributed capital and in the Condensed Consolidated Statements of Cash Flows and Condensed Consolidated Statements of Member’s Equity as contributions to or distributions from the Parents.

In the opinion of management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments considered necessary for a fair statement of the Company’s condensed consolidated financial statements in accordance with generally accepted accounting principles in the US GAAP and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission. They do not include all information and notes required by US GAAP for annual financial statements.

The unaudited results of operations through the six months ended June 30, 2021 are not necessarily indicative of future results or results to be expected for the full fiscal year ended December 31, 2021.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company consolidates those entities in which it has a controlling interest. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable—Allowance for Credit Losses

The Company’s accounts receivable are comprised primarily of amounts receivable for the sale of power and solar RECs from its solar facilities, and are reported on the balance sheet as gross outstanding amounts.

Accounts receivable are charged off in the period in which the receivable is deemed uncollectible. Recoveries of accounts receivable are recorded when it is known they will be received. The Company did not record an allowance for credit losses for any receivables as of June 30, 2021 and December 31, 2020. See Note 5. Revenues for more information.

Materials and Supplies Inventories

The Company’s materials and supplies are carried at average cost and charged to inventory when purchased and expensed or capitalized to property, plant and equipment, as appropriate, when installed or used.

Property, Plant and Equipment

The Company capitalizes costs that increase the capacity, improve or extend the life of an existing asset, or represent a newly acquired or constructed asset. The cost of maintenance, repair and replacement of minor items of property is charged to appropriate expense accounts as incurred.

Depreciation

The Company calculates depreciation on generation-related assets under the straight-line method based on the assets’ estimated useful lives. The estimated useful life for the Predecessor Company’s solar assets is between 25 and 35 years. The estimated useful life for the Successor Company’s solar assets is 40 years.

Leases

The Company and its subsidiaries, when acting as lessee or lessor, determine if an arrangement is a lease at inception. The Company assesses contracts to determine if the arrangement conveys (i) the right to control the use of the identified property, (ii) the right to obtain substantially all of the economic benefits from the use of the property, and (iii) the right to direct the use of the property.

Lessee (Predecessor Company)—Operating lease right-of-use assets represent the right to use an underlying asset for the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term.

The current portion of operating lease liabilities is included in current operating lease liabilities. Operating lease right-of-use assets and noncurrent operating lease liabilities are included as separate captions in noncurrent assets and noncurrent liabilities, respectively, on the Condensed Consolidated Balance Sheets of the Predecessor Company. The Predecessor Company and its subsidiaries do not recognize operating lease right-of-use assets and operating lease liabilities for leases where the term is twelve months or less.

The Predecessor Company and its subsidiaries recognize expense related to lease payments on a straight-line basis over the term of the leases and variable lease payments in the period in which the obligations for those payments are incurred.

As lessee, most of the operating leases of the Predecessor Company and its subsidiaries do not provide an implicit rate; therefore, incremental borrowing rates are used based on the information available at the commencement date in determining the present value of lease payments. The implicit rate is used when readily determinable. The Predecessor Company does not borrow funds or issue debt. Since the Predecessor Company and its affiliates do not have credit ratings and related incremental borrowing rates, the Predecessor Company has determined that it is appropriate to use the incremental borrowing rate of PSEG Power. PSEG Power’s incremental borrowing rate reflects the estimated borrowing rate that the Predecessor Company would be able to obtain as a subsidiary of PSEG Power. PSEG Power’s incremental borrowing rates are generally unsecured rates. Having calculated simulated secured rates for PSEG Power, it was determined that the difference between the unsecured borrowing rates and the simulated secured rates had an immaterial effect on the recorded operating lease right-of-use assets and operating lease liabilities of the Predecessor Company.

Lease terms may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised.

Lessee (Successor Company)—Certain leases are classified as operating leases. The Successor Company and its subsidiaries recognize expense related to lease payments on a straight-line basis over the term of the leases, and accordingly the costs are reflected as a component of O&M expense in the accompanying Condensed Consolidated Statements of Income and Comprehensive Income.

Lessor—Property subject to operating leases, where the Company or one of its subsidiaries is the lessor, is included in property, plant and equipment in the accompany balance sheets and rental income from these leases is included in operating revenues in the accompanying Condensed Consolidated Statements of Income and Comprehensive income.

The Company and its subsidiaries, have power purchase agreements (PPAs) accounted for as lease agreements with lease and non-lease components, which are primarily related to energy generation from solar generation facilities. The Company accounts for the lease and non-lease components as a single lease component. See Note 5, Leases for detailed information on leases.

Impairment of Long-Lived Assets and Intangible Assets

Management evaluates long-lived assets for impairment whenever events or changes in circumstances, such as significant adverse changes in regulation, business climate, counterparty creditworthiness or market conditions, including prolonged periods of adverse commodity prices or a current expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated useful life, could potentially indicate an asset’s carrying amount may not be recoverable. The Company defines each solar facility as the unit of accounting for purposes of evaluating impairments. In such an event, an undiscounted cash flow analysis is performed to determine whether an impairment exists. When a long-lived asset’s carrying amount, net of eligible investment tax credits (ITCs), exceeds the associated undiscounted estimated future cash flows, the asset is considered impaired to the extent that its fair value is less than its carrying amount. An impairment would result in a reduction of the value of the long-lived asset through a non-cash charge to earnings. No impairments were identified in the historical periods presented.

Intangible assets are amortized over their respective estimated useful lives in accordance with ASC 350, Intangibles—Goodwill and Other, which promulgates the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.

Asset Retirement Obligations (AROs)

The Company recognizes liabilities for the expected cost of retiring long-lived assets for which a legal obligation exists to remove or dispose of an asset or some component of an asset at retirement. These AROs are recorded at fair value in the period in which they are incurred and are capitalized as part of the carrying amount of the related long- lived assets. The Company accretes the ARO liability to reflect the passage of time with the corresponding expense recorded in O&M expense.

To estimate the fair value of its AROs, the Company uses a probability weighted, discounted cash flow model which, on a unit by unit basis, considers multiple outcome scenarios that include significant estimates and assumptions, and are based on third-party decommissioning cost estimates, cost escalation rates, inflation rates and discount rates.

During the Predecessor period, cost assumptions are updated triennially unless new information necessitates more frequent updates. The most recent cost assumption update was done in 2018. When assumptions are revised to calculate fair values of existing AROs, generally, the ARO balance and corresponding long-lived asset are adjusted which impact the amount of accretion and depreciation expense recognized in future periods.

On the Acquisition Dates, the Company has made revised ARO cost assumptions. On an ongoing basis, the Company will review its estimates of cost assumptions and will make changes to the ARO as necessary.

Revenue Recognition

The majority of the Company’s revenues relate to PPAs to sell solar power and solar RECs from the Company’s solar facilities, which are accounted for on the accrual basis as energy is generated, in accordance with Accounting Standards Codification (ASC) 606 Revenue from Contracts with Customers. This also includes contracts that meet the definition of a derivative and for which the Company has elected the normal purchases and normal sales exception. Therefore, the Company accounts for these contracts on an accrual basis in accordance with revenue recognition accounting guidance.

For additional information regarding revenues, see Note 5. Revenues.

Income Taxes

The Predecessor Company accounts for income taxes using an asset and liability approach under which deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Predecessor Company is included in the consolidated federal income tax return of PSEG. Federal income tax amounts are allocated to PSEG’s subsidiaries based on the taxable income or loss of each subsidiary on a separate return basis in accordance with a tax-sharing agreement between PSEG and each of its affiliated subsidiaries. ITCs deferred in prior years are being amortized over the useful life of the related property. The Successor Company has been organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member’s level.

The Company, in accordance with ASC 740, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Successor Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

Note 3. Recent Accounting Standards

New Standards Adopted in 2021

Simplifying the Accounting for Income Taxes—ASU 2019-12

This accounting standard updates ASC 740 to simplify the accounting for income taxes, including the elimination of several exceptions and making other clarifications to the current guidance. Some of the more pertinent modifications include a change to the tax accounting related to franchise taxes that are partially based on income, an election to allocate the consolidated tax expense to a disregarded entity that is a member of a consolidated tax return filing group when those entities issue separate financial statements, and modifications and clarifications to interim tax reporting.

The standard is effective for fiscal years beginning after December 15, 2020. The Predecessor Company elected to adopt this standard on January 1, 2021. The Predecessor Company has elected to allocate the consolidated tax expense to all eligible entities that are included in a consolidated tax filing on a prospective basis. This election is consistent with the Predecessor Company’s tax sharing agreements with its affiliated subsidiaries. Adoption of this standard did not have an impact on the condensed consolidated financial statements of the Company.

New Standards Issued but Not Yet Adopted As of June 30, 2021

There were no new standards or updates to existing accounting standards effective January 1, 2021, which upon adoption would be expected to have a material impact on the financial statements of the Company.

Note 4. Acquisition of the Company

On the Acquisition Dates, the Buyer acquired Solar Source for a purchase price of $568.7 million (“Purchase Price”). In addition, transaction costs of $2.5 million were incurred and are reflected as Acquisition costs in the Condensed Consolidated Statements of income and comprehensive income. In accordance with ASC 805-50, the acquired assets and assumed liabilities were recorded at their fair values. The fair value of the assets acquired and the liabilities assumed approximated the purchase price recognized as of the Acquisition Dates.

Fair values were determined primarily by an independent third-party valuation. The initial accounting for the business combination is not complete because the evaluation necessary to assess the fair value of certain net assets acquired is still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that additional information is obtained about the facts and circumstances that existed as of the Acquisition Dates.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the Acquisition Dates (in thousands):

Assets acquired
Accounts receivable	$8,580
Inventory	2,388
Prepaid expenses	946
Property, plant and equipment	181,912
Asset retirement obligation	13,661
Intangible assets	377,588

Total assets acquired	$585,075

Liabilities assumed
Accounts payable and accrued expenses	$2,761
Asset retirement obligation	13,661

Total liabilities assumed	$16,422

Net assets acquired	$568,653

Note 5. Revenues

Revenues From Contracts With Customers

The Company enters into bilateral contracts to sell solar power and solar RECs from its solar facilities to third party customers. The terms for these contracts range from 15 to 30 years. During the predecessor period, Solar Source also had affiliate sales contracts to sell solar RECs with terms ranging from 3 to 4 years. The performance obligations are generally solar power and RECs which are transferred to customers upon generation. Revenue is recognized upon generation of the solar power.

Revenues Unrelated to Contracts With Customers

During the predecessor period, Solar Source was also a party to solar contracts that qualify as leases and were accounted for in accordance with lease accounting guidance.

	Successor Company For period June 11 through	Predecessor Company For the year-to-date period ended
	June 30, 2021	June 10, 2021	June 30, 2020
	(In Thousands of Dollars)
Revenues from Contracts with Customers
Third Party Sales	$1,116	$13,128	$14,712
Sales to Affiliates	—	590	494

Total Revenues from Contracts with Customers	1,116	13,718	15,206
Revenues Unrelated to Contracts with Customers(A)	1,319	12,100	13,135

Total Operating Revenues	$2,435	$25,818	$28,341

(A)	For additional information, see Note 6. Leases.

The Company generally collects consideration upon satisfaction of performance obligations, and therefore, the Company had no material contract balances as of June 30, 2021 and December 31, 2020.

The Company’s trade accounts receivable include amounts resulting from contracts with customers and other contracts which are out of scope of accounting guidance for revenues from contracts with customers, as described in Note 6.

The Company’s accounts receivable consist mainly of revenues from the sale of power and solar RECs from its solar facilities. Payment for services rendered and products transferred are typically due within 30 days of delivery and the counterparties are highly creditworthy. As such, there is little credit risk associated with these accounts receivable. The Company did not record an allowance for credit losses for these receivables as of June 30, 2021 and December 31, 2020. The Company monitors the status of its counterparties on an ongoing basis to assess whether there are any anticipated credit losses.

The Successor Company recorded the acquired long term PPAs at fair value, see Note 4. The contracts were “in the money” and were recorded as intangible assets on the accompanying Condensed Consolidated Balance Sheets. The intangible assets are being amortized over the term of the contracts as a reduction in Energy and capacity revenues in the accompanying Condensed Consolidated Statements of Income and comprehensive income. For the period from June 11, 2021 through June 30, 2021, the Company recorded contract amortization of $1.4 million related to the PPAs.

Note 6. Leases

Lessee

The Company has land leases for its solar generating facilities. These leases have remaining terms through 2054, some of which include options to extend the leases for additional terms dependent upon the specific lease agreement. Some leases have fixed rent payments that have escalations, based on either a fixed percentage or a consumer price index. The Company and its subsidiaries recognize expense related to lease payments on a straight- line basis over the term of the leases and variable lease payments in the period in which the obligations for those payments are incurred.

Operating Lease Costs

The following amounts relate to total operating lease costs, including both amounts recognized in the Condensed Consolidated Statements of Income and Comprehensive Income during the year-to-date periods ended June 10, 2021 and June 30, 2020 and any amounts capitalized as part of the cost of another asset, and the cash flows arising from lease transactions.

	Successor Company For period June 11 through June 30, 2021	Predecessor Company For the year-to-date period ended,
		June 10, 2021	June 30, 2020
Operating Lease Costs		(In Thousands of Dollars)
Fixed Lease Costs	$118	$994	$1,347
Variable Lease Costs	—	2	4

Total Operating Lease Costs	$118	$996	$1,351

Lessor

Certain of the Company’s sales agreements related to its solar generating plants qualify as operating leases with remaining terms through 2043 with no extension terms. Lease income is based on solar energy generation; therefore, all rental income is variable under these leases. The variable lease income for the year-to-date periods ended June 10, 2021 and June 30, 2020 was $12,100 thousand and $13,135 thousand, respectively. As of June 10, 2021, the Predecessor Company’s solar generating plants subject to these leases had a total carrying value of $368,579 thousand. As of June 30, 2021, the Successor Company’s solar generating plants subject to these leases had a total carrying value of $252,360 thousand.

Note 7. Commitments and Contingent Liabilities

Guaranteed Obligations

The Predecessor Company has guaranteed payments to counterparties on behalf of its subsidiaries regarding construction-related transactions to support costs on sums due and payable during the construction period and through the final acceptance of each generation unit, per the terms of the applicable contract.

The following table shows the face value and exposure of the Predecessor Company’s guarantees as of June 10, 2021 and June 30, 2021, and of the Successor Company’s as of June 30, 2021.

	Successor Company As of June 30, 2021	Predecessor Company
		As of June 10, 2021	As of June 30, 2020
	(In Thousands of Dollars)
Face Value of Outstanding Guarantees	$—	$70,758	$36,762
Exposure under Current Guarantees	$—	$9,710	$10,085

Litigation and Legal Proceedings

The Company and its subsidiaries are party to various lawsuits in the ordinary course of business. In view of the inherent difficulty in predicting the outcome of such matters, the Company generally cannot predict the eventual outcome of the pending matters, the timing of the ultimate resolution of these matters, or the eventual loss, fines or penalties related to each pending matter.

In accordance with applicable accounting guidance, a liability is accrued when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. The Company will continue to monitor matters for further developments that could affect the amount of the accrued liability, if any, that has been previously established.

Ongoing Coronavirus Pandemic

The Company is providing essential services during the national emergency related to the ongoing coronavirus (COVID-19) pandemic. The ongoing coronavirus pandemic has not had a material impact on our results of operations, financial condition or cash flows for the year-to-date period ended June 30, 2021. However, the potential future impact of the pandemic and the associated economic impacts, which could extend beyond the duration of the pandemic, could have risks that drive certain accounting considerations. The ultimate impact of the ongoing coronavirus pandemic is highly uncertain and cannot be predicted at this time.

Note 8. Income Taxes

The Predecessor Company’s effective tax rates for the year-to-date periods ended June 10, 2021 and June 30, 2020 were (161.3)% and (172.0)%, respectively.

For the year-to-date period ended June 10, 2021 and the six months ended June 30, 2020, the difference in the Predecessor Company’s effective tax rate as compared with the statutory tax rate of 21% was due primarily to the tax benefits from the amortization of ITCs realized in prior years. For the period from June 11, 2021 through June 30, 2021, the difference in the Successor Company’s effective tax rate as compared with the statutory tax rate of 21% was due primarily to state taxes.

In March 2020, the federal Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted. The CARES Act did not have a material impact on the consolidated financial condition or cash flows of the Company.

In late December 2020, the Consolidated Appropriations Act, 2021 (CAA) was enacted. The Company does not believe the CAA will have a material impact on the consolidated financial condition or cash flows of the Company.

We expect that a prolonged coronavirus pandemic or economic recovery may result in additional federal or state tax legislation, which can have a material impact on the Company’s tax expense and cash tax position.

Amounts recorded under the Tax Act, CARES Act, and CAA, including depreciation regulations, are subject to change based on several factors, including, among other things, whether the Internal Revenue Service or state taxing authorities issue additional guidance and/or further clarification. Any further guidance or clarification could impact the Company’s condensed consolidated financial statements.

New Jersey State Tax Reform

In September 2020, New Jersey enacted its State Fiscal Year 2021 Budget, which amended the temporary surtax originally enacted into law in 2018, from 1.5% to 2.5% for 2020 and 2021 and extended the 2.5% surtax to 2023. This amendment does not have a material impact on the Company’s condensed consolidated financial statements.

Note 9. Related-Party Transactions

The financial statements for the Company include transactions with related parties presented as follows:

Related Party Transactions	Successor Company For period June 11 through June 30, 2021	Predecessor Company For the year-to-date period ended
		June 10, 2021	June 30, 2020
		(In Thousands of Dollars)
Net Billings to PSEG Energy Resources &Trade LLC (PSEG ER&T)(A)	$—	$589	$494
Net Contributions from/(Distributions to) Parent(B)	$9,510	$(35,477)	$28,433

	Successor Company As of June 30, 2021	Predecessor Company As of
		June 10, 2021	June 30, 2020
Accounts Receivable— PSEG ER&T(A)	$—	$314	$284

(A)

Solar Source’s revenues include bilateral contracts to sell RECs from the Company’s solar facilities to PSEG ER&T, a wholly owned subsidiary of PSEG Power, which are accounted for on the accrual basis as energy is generated. Accounts receivable for these balances are separately disclosed on the Condensed Consolidated Balance Sheets as receivables from affiliates.

(B)

Represents the Parent’s allocation of certain O&M costs from Services and allocated corporate overhead, resources provided by the Parents to the Company (as described in Note 1) and other contributions from the Parent.

Note 10. Subsequent Events

Subsequent events have been evaluated through November 12, 2021.

On July 1, 2021, the parent entity of the Company entered into an agreement to contribute their interest in the Company and its subsidiaries to REV Renewables, LLC (“REV Renewables”). Such interests were contributed to REV Renewables on July 20, 2021.

On July 16, 2021, two newly formed subsidiaries of the Company have executed two separate credit agreements which resulted in $425.0 million of term loan borrowings.

INDEPENDENT AUDITORS’ REPORT

The Member

Harbor Hydro Intermediate Holdings, LLC:

We have audited the accompanying consolidated financial statements of Harbor Hydro Intermediate Holdings, LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statement of operations, member’s deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbor Hydro Intermediate Holdings, LLC and subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania

November 12, 2021

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEET

Year ended December 31, 2019

(In thousands)

Assets
Current assets:
Restricted cash	$14,272
Accounts receivable	1,124
Inventory	778
Prepaid expenses	537
Assets from risk management activities	94

Total current assets	16,805

Property, plant and equipment	302,643
Accumulated depreciation	(43,629)

Property, plant and equipment, net	259,014

Total assets	$275,819

Liabilities and Member’s Deficit
Current liabilities:
Accounts payable and accrued expenses	3,045
Accrued interest	758

Total current liabilities	3,803
Long-term debt	466,656
Asset retirement obligation	36

Total liabilities	470,495
Commitments and contingencies (see note 9)
Member’s deficit	(194,676)

Total liabilities and member’s deficit	$275,819

See accompanying notes to the condensed consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2019

(In thousands)

Revenues:
Energy and capacity revenues	$45,146
Gain on risk management activities	348

Total revenues	45,494

Operating expenses:
Purchased power	12,954
Operating and maintenance	7,060
General and administrative	4,649
Depreciation	7,367

Total operating expenses	32,030

Operating income	13,464
Interest expense, net	(23,236)
Loss on risk management activities	(725)

Net loss	$(10,497)

See accompanying notes to the condensed consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENT OF MEMBER’S DEFICIT

Year ended December 31, 2019

(In thousands)

Total member’s deficit
Balance at December 31, 2018	(185,648)
Capital contributions	1,469
Net loss	(10,497)

Balance at December 31, 2019	$(194,676)

See accompanying notes to the condensed consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:
Net loss	$(10,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,367
Amortization of deferred financing costs	1,103
Accretion	2
Risk management activities	725
Change in assets and liabilities:
Decrease in accounts receivable	776
Increase in inventory and capital spares	(13)
Increase in prepaid expenses	(7)
Decrease in accounts payable and accrued expenses	(557)
Decrease in accounts payable—affiliate	(28)
Decrease in deferred revenue	(1,987)
Decrease in accrued interest	(62)

Net cash used in operating activities	(3,178)

Cash flows from financing activities:
Principal payments on long term debt	(5,089)
Capital contributions	1,469

Net cash used in financing activities	(3,620)

Net change in restricted cash	(6,798)
Restricted cash, beginning of year	21,070

Restricted cash, end of year	$14,272

Supplemental disclosure of cash flow information:
Cash paid for interest	$22,084

See accompanying notes to the condensed consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(1) Organization

Harbor Hydro Intermediate Holdings (HHIH), a Delaware limited liability company, was formed on December 13, 2013 to directly own Harbor Hydro Holdings, LLC (HHH), HHH directly owns Harbor Hydro I, LLC (HHI). HHI was formed on July 28, 2016 to indirectly own and obtain additional financing related to Seneca Generation, LLC (Seneca). HHIH’s sole member is Harbor Hydro, LLC (Harbor Hydro).

Harbor Hydro is owned by LS Power Equity Partners II, LP, LS Power Equity Partners II PIE, LP (PIE II), and LS Power Partners II, LP (collectively, the Investor Group). PIE II has an indirect ownership interest in Harbor Hydro through two separate domestic corporations (Blockers). Each Blocker entity owns a portion of Harbor Hydro that represents its proportional share of HHI.

Since August 18, 2016, HHI has wholly owned Seneca Generation Holdings, LLC (SGH), who wholly owns Seneca. Seneca, is a Delaware limited liability company that was formed on August 16, 2013 to own an electric generation facility (the Generation Facility), which consists of an approximately 508 megawatt pumped storage hydro-electric power facility located at the U.S. Army Corps of Engineers’ Kinzua Dam site on the Allegheny River which is approximately nine miles upstream of Warren, Pennsylvania.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements and related notes are presented in accordance with U.S. generally accepted account principles (U.S. GAAP). These consolidated financial statements include the financial statements of HHIH and its subsidiaries (the Company). All intercompany transactions have been eliminated in the consolidated financial statements.

These consolidated financial statements and notes reflect the Company’s evaluation of events occurring subsequent to the balance sheet date through November 12, 2021, the date the consolidated financial statements were issued. In the opinion of management, the unaudited condensed consolidated financial statements reflect all normal recurring adjustments considered necessary for a fair statement of the Company’s condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission. They do not include all information and notes required by US GAAP for annual financial statements.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the consolidated financial statements in conformity with U.S. GAAP. The most significant of these estimates and assumptions relate to valuations of asset retirement obligations and derivative instruments. Actual results could differ materially from those estimates.

(c) Restricted Cash

Restricted cash consists of amounts that are restricted under the terms of the Company’s financing agreements from transfer or dividend until such time as certain conditions are met. Such restricted cash is used primarily for operating expenses and debt service.

(d) Allowance for Doubtful Accounts

Management establishes reserves on accounts receivable if it becomes probable that the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectability and establishes or adjusts its allowance using the specific identification method.

(e) Inventory

Inventory consists of spare parts used in the production of electricity. Spare parts inventory is stated at the lower of weighted average cost or net realizable value.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of individual assets or classes of assets. Plant and equipment are being depreciated over the estimated useful life of the Generation Facility, which is 41 years. The estimated useful lives for computer software are 3 years, computer hardware are 5 years, and office equipment and furniture and fixtures are 7 years. Property, plant and equipment also includes capital spare inventory stated at cost and available for use in planned major maintenance. Additions and improvements extending asset lives beyond their remaining estimated useful lives are capitalized, while repairs and maintenance, including major maintenance and capital spares inventory, are charged to expense as incurred.

(g) Impairment of Long Lived Assets

In accordance with Financial Account Standards Board (FASB) Accounting Standard Codification (ASC) 360, Property, Plant, and Equipment, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and such amount would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

(h) Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement Obligations and Environmental Obligations, the Company recognizes the fair value of the liability for asset retirement obligations in the period in which it is incurred if a reasonable estimate of fair value can be made. An amount equal to the present value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the useful life of the asset. The liability is accreted through charges to Operating and maintenance in the accompanying consolidated statement of operations. If the obligation is settled for an amount other than the carrying amount of the liability, a gain or loss is recognized upon settlement.

As of December 31, 2019, the Company had a liability of approximately $36 thousand for an asset retirement obligation to provide for the future removal of asbestos at Seneca’s power generation facility on the accompanying consolidated balance sheet. For the year ended December 31, 2019, Accretion expense was $2 thousand.

(i) Leases

Due to the criteria set forth in ASC 840, Leases (ASC 840), certain agreements or leases are classified as operating leases.

(j) Debt Issuance and Deferred Financing Costs

Debt issuance and deferred financing costs are amortized over the term of the Company’s financing arrangements. Unamortized debt issuance and deferred financing costs are reflected as an offset to the scheduled principal payments, and are presented a component of the Long term debt on the accompanying consolidated balance sheet.

(k) Revenue Recognition

Capacity revenues are recognized when contractually earned, and consist of revenues received from a third party at either the market or a negotiated contract price for making installed generation capacity available to satisfy system integrity and reliability requirements or through a sale to PJM Interconnection (PJM). Electric energy revenue is recognized upon transmission to the customers and consists of both physical and financial transactions, which are utilized to optimize the financial performance of the Company. Physical transactions for the sale of generated electricity to meet supply are recorded on a gross basis in the accompanying consolidated statement of operations. Financial transactions are recorded net within operating revenues in the accompanying consolidated statement of operations in accordance with ASC 815, Derivatives and Hedging (ASC 815). For the year ended December 31, 2019, capacity revenues were $22.6 million, which is reflected as a component of Energy and capacity revenues in the accompanying consolidated statement of operations.

(l) Derivatives Financial Instruments

The Company enters into agreements that meet the definition of a derivative in accordance with ASC 815. These agreements are entered into to mitigate or eliminate market and financial risks.

ASC 815 provides for three different ways to account for derivative instruments: (i) as an accrual agreement, if the criteria for the “normal purchase normal sale” exception are met and documented; (ii) as a cash flow or fair value hedge, if the specified criteria are met and documented; or (iii) as a mark-to-market agreement with changes in fair value recognized in current period earnings. All derivative instruments that do not qualify for the normal purchase normal sale exception are recorded at fair value in Derivative instruments assets and liabilities on the accompanying consolidated balance sheet.

If designated as a cash flow or fair value hedge, the Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the accompanying consolidated balance sheet or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of cash flows, the derivative will continue to be carried at fair value on the accompanying consolidated balance sheet and the gains and losses that were accumulated in other comprehensive income are recognized immediately or over the remaining term of the forecasted transaction in the accompanying consolidated statement of operations.

Changes in the fair value of derivative instruments are either recognized in the accompanying consolidated statement of operations or in the accompanying consolidated statement of comprehensive income as a component of other comprehensive income or loss, depending upon their use and designation.

Gains and losses related to transactions that qualify for hedge accounting would be recorded in the consolidated statement of comprehensive income as a component of other comprehensive income or loss and would be shown in the aggregate in accumulated other comprehensive income (AOCI) in the accompanying consolidated statement of member’s deficit and will flow through the accompanying consolidated statement of operations in the period the hedged item affects earnings.

Otherwise, any gains and losses resulting from changes in the market value of the derivative instruments contracts are recorded in the accompanying consolidated statement of operations in the current period.

(m) Fair Value Measurements

Fair value, as defined in ASC 820, Fair Value Measurements and Disclosures (ASC 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

(n) Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, and accounts payable, and accrued expenses are equal or approximate their fair values due to the short term maturity of those instruments. The fair value of long term debt approximates its book value as of December 31, 2019.

(o) Income Taxes

The Company has been organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member’s level.

The Company, in accordance with ASC 740, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

(p) Concentrations of Credit and Market Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash, derivatives and accounts receivable. Restricted cash accounts are generally held at major financial institutions. Accounts receivable is concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, or other conditions.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support its financial instruments with credit risk.

(q) Risks and Uncertainties

The Company is subject to a variety of factors, including the economy, the regulatory environment, the electricity markets and the availability of capital resources. As with any power generation facility, operation of the Company involves risk, including the performance of the facility below expected levels of efficiency and output, shut downs due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, weather interferences, or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by the facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt when due.

(r) Commitments and Contingencies

In accordance with ASC 450, Contingencies, the Company records a loss contingency for matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Loss contingency reserves are based on estimates and judgments made by management with respect to the likely outcome of matters, including any applicable insurance coverage for such matters, and are adjusted as circumstances warrant. These estimates and judgments could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors.

Additionally, the Company follows the guidance of ASC 460, Guarantees (ASC 460), for disclosing and accounting of guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to ASC 460 is entered into the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have a financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(s) Recent Accounting Pronouncements (Adopted)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). In addition to ASU 2014-09, the FASB has issued additional guidance which provides further clarification including ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 ASU 2016¬20, ASU 2017-13, ASU 2017-14 and ASU 2018-18. The guidance in the ASU provides that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services provided and establishes the following steps to be applied by an entity: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.

ASU 2014-09 and the related additional ASUs are effective for the Company for annual reporting periods beginning after December 15, 2018. The Company adopted the guidance in ASU 2014-09 and the related ASUs, for the year ended December 31, 2019, using the modified retrospective method with no adjustment required to the financial statements upon adoption. Following the adoption of ASC 606, the Company’s revenue recognition of its contracts with customers remains materially consistent with its historical practice. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company applies the invoicing practical expedient to recognize revenue, except in circumstances where the invoiced amount does not represent the value transferred to the customer. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 addresses eight specific cash flow issues for which stakeholders have indicated to the FASB that a diversity in practice existed in how entities were presenting and classifying these items in the statement of cash flows. The issues addressed by ASU 2016-15 include but are not limited to the classification of debt prepayment and debt extinguishment costs, payments made for contingent consideration for a business combination, proceeds from the settlement of insurance proceeds, distributions received from equity method investees and separately identifiable cash flows and the application of the predominance principle. ASU 2016-15 is effective for the Company for annual reporting periods beginning after December 15, 2018. The adoption of ASU 2016-15 is required to be applied retrospectively. The Company adopted ASU 2016-15 for the year ended December 31, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash (ASU 2016-18). ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for the Company for annual reporting periods beginning after December 15, 2018. In connection with the adoption of the standard the Company has used a retrospective transition method for each period presented in the statement of cash flows. The Company adopted ASU 2016-18 for the year ended December 31, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.

(t) Recent Accounting Pronouncements (Not Yet Adopted)

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), with the objective to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and to improve financial reporting by expanding the related disclosures. In addition to ASU 2016-02, the FASB has issued ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018¬20, ASU 2019-01 and ASU 2019-10 which provides further clarification. The ASU provides that a lessee should recognize the assets and liabilities that arise from all lease on the balance sheet. In addition, ASU 2016¬02 expands the required quantitative and qualitative disclosures with regards to lease arrangements. ASU 2016-02 and the related ASUs are effective for the Company for annual reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact of the new leasing standard on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASU 2016-13). ASU 2016-13 introduces the current expected credit loss model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under ASU 2016-13, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. This update will be effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the standard on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). ASU 2017-12 amends the derivative and hedging guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition to ASU 2017-12, the FASB has issued ASU 2019-04 and 2019-10 which provides further clarification. ASU 2017-12 is effective for the Company for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the standard on the Company’s consolidated financial statements.

(3) Property, Plant and Equipment, Net

As of December 31, 2019, Property, plant and equipment consisted of the following (in thousands):

2019
Plant and equipment	$301,544
Capital spares	949
Office equipment	29
Computer software and hardware	121

Total property, plant and equipment	302,643
Accumulated depreciation	(43,629)

Property, plant and equipment, net	$259,014

For the year ended December 31, 2019, Depreciation expense for property, plant and equipment was approximately $7.4 million.

(4) Facility and Contract Commitments

(a) Energy Management Agreement

Seneca has entered into an energy management agreement (EMA) with EDF Trading North America, LLC (EDF). The EMA automatically renews annually. EDF primarily markets power and capacity, as well as schedules dispatch required to operate the Generation Facility. Seneca retains the ability to sell power, capacity, or ancillary service to third parties. In addition, EDF schedules and purchases power to pump water from the lower reservoir to the upper reservoir where it is released and used to generate electricity. During 2019, such costs were $13.0 million, which is reflected in Purchased power in the accompanying consolidated statement of operations. EDF receives a fixed monthly management fee.

For the year ended December 31, 2019, Seneca incurred costs under the EMA totaling $210 thousand.

(b) Operations and Maintenance Agreements

On November 30, 2016 Seneca entered into an O&M (Operations and Maintenance) agreement with IHI Power Services Corp (IHI), which provides for the operation and maintenance of Seneca. This O&M agreement expires in December 2021, and automatically extends for additional three-year periods unless terminated by either party. Under this O&M agreement, Seneca pays a fixed monthly operating fee and reimburses the operators for all labor costs, including payroll and related taxes and other costs incurred under this agreement. Monthly operating fees are subject to an annual adjustment based on specified indices.

During 2019, Seneca incurred costs under the O&M agreement totaling $2.1 million.

(c) Electric Interconnection Agreement

Seneca has an electric interconnection agreement with the PJM operator that connects to the electrical power grid.

(d) SNI Agreement

Seneca has entered into an agreement with the Seneca Nation of Indians (SNI) to provide a payment consisting of 6% of gross margin annually (SNI Agreement). Gross margin is defined as all operating revenue less any pumping energy costs. No additional costs may be deducted from gross margin. The payment to the SNI is made annually on June 30 for the preceding year and will continue in perpetuity as long as the plant is licensed to operate. During 2019, Seneca incurred costs under the SNI Agreement of $2.0 million, which is reflected in General and administrative in the accompanying consolidated statement of operations.

(e) Capacity Agreements

During 2017 and 2018, Seneca entered into several capacity agreements. The agreements provided for Seneca to sell fixed quantities of capacity performance locational unforced capacity at a fixed price. The terms of the agreements were from June 1, 2018 through May 31, 2019.

Seneca has various long term contractual and commercial commitments of which the significant contracts have been discussed above. The following table summarizes the obligations with respect to the significant contractual and commercial commitments as of December 31, 2019 (in thousands):

Contractual obligations	Less than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Energy management agreement	$211	422	422	6,330	7,385
Operations and maintenance agreement	269	556	582	12,821	14,228

Total	$480	978	1,004	19,151	21,613

(5) Financing Arrangements

(a) Harbor Hydro I Financing Agreement

On August 18, 2016, HHI executed a credit agreement (HHI Credit Agreement). The HHI Credit Agreement consists of a $95.0 million seven year term loan (the Term Loan) used to (i) pay transaction costs in the amount of approximately $2.5 million and (ii) make a $92.5 million cash distribution to HHH.

The interest rates on the loans under the HHI Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus a margin of 4.50%. The interest rate in effect for the Term Loan at December 31, 2019 was 6.43%.

Mandatory amortization of the Term Loan is equal to 0.50% of the outstanding principal amount, payable every six months. During 2019, $5.1 million of excess cash flow generated from operations was applied to repay a portion of the outstanding principal on the Term Loan. Such payments ratably reduce the mandatory amortization thereafter.

Under the terms of the Collateral Agency Intercreditor and Accounts Agreement, the receipt of revenues, debt service payments and the payments for certain categories of expenses are segregated into separate bank accounts. HHI has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the HHI Credit Agreement.

In accordance with the HHI Credit Agreement, HHI is required to maintain and have available a debt service reserve at least equal to the aggregate scheduled principal, interest, interest rate swaps settlement, and other scheduled debt service projected to be payable under the Credit Agreement for the six month period occurring after the last day of each calendar quarter. For the year ended December 31, 2019, HHI had $2.7 million on deposit in the debt service reserve account.

All obligations of the Company under the HHI Credit Agreement are guaranteed by Intermediate Holdings, HHI, and the Company.

Under the terms of the HHI Credit Agreement, HHI is required to hedge a minimum of 75% of the outstanding principal amount of the Term Loan. On September 1, 2016, HHI entered into two interest rate swaps to satisfy this requirement, which required HHI to pay a fixed rate or have interest rate protection through August 18, 2020.

(b) Seneca Generation Note Purchase Agreement

On April 27, 2016, Seneca executed the Seneca Note Purchase Agreement (“NPA”) with a group of lenders, which consists of a $400.0 million Senior Secured Notes Facility, which consists of Series A notes, with a maturity date of April 27, 2026 and an interest rate of 4.33%. Interest is payable quarterly under the Seneca NPA. For the year ended December 31, 2019, the Company recognized $17.3 million, in interest expense related to the Seneca NPA.

Under the Seneca NPA, quarterly principal payments of $2.5 million commence on June 30, 2023, with the remaining principal balance of the Senior Secured Notes Facility due and payable on the stated maturity date.

Under the terms of the Collateral Agency Intercreditor and Accounts Agreement, the receipt of revenues, debt service payments and the payments for certain categories of expenses are segregated into separate bank accounts. Seneca has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Seneca NPA.

In accordance with the Seneca NPA, Seneca is required to maintain and have available a debt service reserve (DSR) at least equal to the aggregate scheduled principal, interest, interest rate swaps settlement, and other scheduled debt service projected to be payable under the Seneca NPA for the six month period occurring after the last day of each calendar quarter. For the year ended December 31, 2019, Seneca had $8.7 million cash on deposit in the DSR account.

At December 31, 2019, the unamortized debt issuance and deferred financing costs totaled $6.1 million. The amortization of these costs is reflected as a component of Interest expense, net on the accompanying consolidated statement of operations. For the year ended December 31, 2019, amortization of these costs totaled $1.1 million.

As of December 31, 2019, minimum principal payments for the next five years under the Company’s financing arrangements are as follows (in thousands):

	2020	2021	2022	2023	2024
HHI Term Loan	$767	767	767	70,452
Seneca NPA	—	—	—	7,500	10,000

Minimum principal payments	$767	767	767	77,952	10,000

(6) Derivative Instruments and Hedging Activities

HHI utilizes interest rate swaps to reduce its exposure to market risks from changing interest rates. HHI has entered into the following derivative instruments:

Power Swaps

During 2019, Seneca entered into purchase and sale financial power swap transactions to hedge power prices in the PJM energy market. The transactions covered the period of January 2019 through September 2019 which resulted in a net short position of 75 MWs of on-peak hours and long 75 MWs of off-peak hours. The transactions were marked to market with changes in fair value recognized in the current period earnings.

Interest Rate Swaps

On September 1, 2016, HHI entered into two interest rate swap agreements, with an initial amortizing notional amount totaling approximately $71.3 million, to effectively convert the floating interest rate on a portion of the Term Loan to a fixed interest rate averaging 1.24%. As of December 31, 2019, the notional amount of the interest rate swaps totaled $30.5 million. The transactions were marked to market with changes in fair value recognized in the current period earnings prior to realization.

Fair Value Measurements

The following tables set forth by level within the fair value hierarchy the assets and liabilities of the Company that were accounted for at fair value on a recurring basis as of December 31, 2019. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy defined by ASC 820 are as follows:

•

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and agreement prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following tables present assets and liabilities measured and recorded at fair value on the Company’s accompanying consolidated balance sheet and their level within the fair value hierarchy as of December 31, 2019 (in thousands):

	Fair value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Interest rate swaps—assets, net	$—	94	—	94

Total risk management liabilities, net	$—	94	—	94

Impact of Derivative Instruments on the Accompanying Consolidated Balance Sheet

The following table presents the classifications and fair value of derivative instruments on the accompanying consolidated balance sheet as of December 31, 2019 (in thousands):

Instrument	Balance sheet location	2019
Derivatives not designated as hedging activities:
Interest rate swap	Assets from risk management activities—short term	$94
Interest rate swap	Assets from risk management activities—long term	—

Total derivatives, net asset		$94

Impact of Derivative Instruments on the Accompanying Consolidated Statement of Operations

The following table presents the classification and amount of the gains and losses on derivative instruments in the accompanying consolidated statement of operations for the year ended December 31, 2019.

Instrument	Location of loss recognized in income on derivatives	Amount of gain (loss) on derivatives for the year ended December 31, 2019
Power Swaps	Gain on risk management activities	$348
Interest Rate Swaps	Loss on risk management activities	(725)

(7) Related Party Transactions

The Company has recorded certain allocated general and administrative costs that were costs incurred by an affiliate. The Company utilized a reasonable allocation method to determine an allocation that was based on management fees charged by the Company’s owners. For the year ended December 31, 2019, such allocated costs totaled $1.5 million, which is recorded as General and administrative on the accompanying statement of operations.

(8) Member’s Deficit

Profits, losses, and distributions are allocated in accordance with the provisions of the Company’s limited liability company agreement.

(9) Commitments and Contingencies

The Company enters into contracts in the ordinary course of business that contain various representations, warranties, indemnifications, and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third-party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications, and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company, from time to time, is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

(10) Subsequent Events

In March 2020, the World Health Organization classified the coronavirus (COVID-19) as a pandemic, based on the rapid increase in global exposure. The Company is closely monitoring COVID-19 and is taking steps intended to mitigate the potential risks. The Company operates in an industry that is considered essential and as such, the facility has been operating during the pandemic. So far, the Company has not experienced any significant disruptions in its supply chain, workforce, or operations. However, management is uncertain as to the full magnitude that COVID-19 may have on the financial condition, liquidity, or results of operations of the Company.

On July 7, 2020, LS Power Equity Partners III, LP entered into a purchase and sale agreement with LS Power Equity Partners II, LP to acquire its interest in Harbor Hydro Intermediate Holdings.

On July 1, 2021, LS Power Equity Partners III, LP entered into an agreement to contribute their interest in the generation facility to REV Renewables, LLC (REV Renewables). Such interests were contributed to REV Renewables on July 20, 2021.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2020	December 31, 2019
	(In thousands)
Assets
Current assets:
Restricted cash	$13,443	14,272
Accounts receivable	1,208	1,124
Inventory	775	778
Prepaid expenses	517	537
Assets from risk management activities	—	94

Total current assets	15,943	16,805

Property, plant and equipment	302,694	302,643
Accumulated depreciation	(47,314)	(43,629)

Property, plant and equipment, net	255,380	259,014

Total assets	$271,323	275,819

Liabilities and Member’s Deficit
Current liabilities:
Accounts payable and accrued expenses	$2,234	3,046
Accounts payable—affiliate	51	—
Accrued interest	663	758
Liabilities from risk management activities	25	—

Total current liabilities	2,973	3,804
Long-term debt	466,831	466,656
Asset retirement obligation	37	36

Total liabilities	469,841	470,496
Commitments and contingencies (see note 9)
Member’s deficit	$(198,518)	(194,677)

Total liabilities and member’s deficit	$271,323	275,819

See accompanying notes to the consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

Six months ended June 30, 2020 and 2019

(Unaudited)

	2020	2019
	(In thousands)
Revenues:
Energy and capacity revenues	$16,012	25,682
Gain on risk management activities	—	194

Total revenues	16,012	25,876

Operating expenses:
Purchased power	3,646	6,774
Operating and maintenance	2,740	3,621
General and administrative	2,026	2,455
Depreciation	3,685	3,683

Total operating expenses	12,097	16,533

Operating income	3,915	9,343
Interest expense, net	(11,467)	(11,632)
Loss on risk management activities	(119)	(547)

Net loss	$(7,671)	(2,836)

See accompanying notes to the consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

For the six months ended June 30, 2020 and 2019

(Unaudited)

Total member’s deficit
(In thousands)
Balance at December 31, 2018	$(185,648)
Capital contributions	738
Net loss	(2,836)

Balance at June 30, 2019	$(187,746)

Balance at December 31, 2019	$(194,676)
Capital contributions	3,829
Net loss	(7,671)

Balance at June 30, 2020	$(198,518)

See accompanying notes to the consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended June 30, 2020 and 2019

(Unaudited)

	2020	2019
	(In thousands)
Cash flows from operating activities:
Net loss	$(7,671)	(2,836)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	3,685	3,683
Amortization of deferred financing costs	558	550
Accretion	1	1
Risk management activities	119	371
Change in assets and liabilities:
Decrease (increase) in accounts receivable	(84)	474
Increase in inventory and capital spares	(48)	(3)
Decrease in prepaid expenses	20	38
Decrease in accounts payable and accrued expenses	(811)	(1,127)
Increase in accounts payable—affiliate	51	128
Decrease in deferred revenue	—	(1,987)
(Decrease) increase in accrued interest	(95)	4,299

Net cash (used in) provided by operating activities	(4,275)	3,591

Cash flows from financing activities:
Principal payments on long term debt	(383)	(4,705)
Capital contributions	3,829	738

Net cash provided by (used in) financing activities	3,446	(3,967)

Net change in restricted cash	(829)	(376)
Restricted cash, beginning of period	14,272	21,070

Restricted cash, end of period	$13,443	20,694

Supplemental disclosure of cash flow information:
Cash paid for interest	$10,911	6,728

See accompanying notes to the consolidated financial statements.

HARBOR HYDRO INTERMEDIATE HOLDINGS, LLC

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2020 and 2019

(Unaudited)

(1) Organization

Harbor Hydro Intermediate Holdings (HHIH), a Delaware limited liability company, was formed on December 13, 2013 to directly own Harbor Hydro Holdings, LLC (HHH), HHH directly owns Harbor Hydro I, LLC (HHI). HHI was formed on July 28, 2016 to indirectly own and obtain additional financing related to Seneca Generation, LLC (Seneca). HHIH’s sole member is Harbor Hydro, LLC (Harbor Hydro).

Harbor Hydro is owned by LS Power Equity Partners II, LP, LS Power Equity Partners II PIE, LP (PIE II), and LS Power Partners II, LP (collectively, the Investor Group). PIE II has an indirect ownership interest in Harbor Hydro through two separate domestic corporations (Blockers). Each Blocker entity owns a portion of Harbor Hydro that represents its proportional share of HHI.

Since August 18, 2016, HHI has wholly owned Seneca Generation Holdings, LLC (SGH), who wholly owns Seneca. Seneca, is a Delaware limited liability company that was formed on August 16, 2013 to own an electric generation facility (the Generation Facility), which consists of an approximately 508 megawatt pumped storage hydro-electric power facility located at the U.S. Army Corps of Engineers’ Kinzua Dam site on the Allegheny River which is approximately nine miles upstream of Warren, Pennsylvania.

In March 2020, the World Health Organization classified the coronavirus (COVID-19) as a pandemic, based on the rapid increase in global exposure. The Company is closely monitoring COVID-19 and is taking steps intended to mitigate the potential risks. The Company operates in an industry that is considered essential and as such, the facility has been operating during the pandemic. So far, the Company has not experienced any significant disruptions in its supply chain, workforce, or operations. However, management is uncertain as to the full magnitude that COVID-19 may have on the financial condition, liquidity, or results of operations of the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements and related notes are presented in accordance with U.S. generally accepted account principles (U.S. GAAP). These consolidated financial statements include the financial statements of HHIH and its wholly owned subsidiaries (the Company). All intercompany transactions have been eliminated in the consolidated financial statements.

These consolidated financial statements and notes reflect the Company’s evaluation of events occurring subsequent to the balance sheets date through November 12, 2021, the date the consolidated financial statements were issued.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the consolidated financial statements in conformity with U.S. GAAP. The most significant of these estimates and assumptions relate to valuations of asset retirement obligations and derivative instruments. Actual results could differ materially from those estimates.

(c) Restricted Cash

Restricted cash consists of amounts that are restricted under the terms of the Company’s financing agreements from transfer or dividend until such time as certain conditions are met. Such restricted cash is used primarily for operating expenses and debt service.

(d) Allowance for Doubtful Accounts

Management establishes reserves on accounts receivable if it becomes probable that the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectability and establishes or adjusts its allowance using the specific identification method.

(e) Inventory

Inventory consists of spare parts used in the production of electricity. Spare parts inventory is stated at the lower of weighted average cost or net realizable value.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of individual assets or classes of assets. Plant and equipment are being depreciated over the estimated useful life of the Generation Facility, which is 41 years. The estimated useful lives for computer software are 3 years, computer hardware are 5 years, and office equipment and furniture and fixtures are 7 years. Property, plant and equipment also includes capital spare inventory stated at cost and available for use in planned major maintenance. Additions and improvements extending asset lives beyond their remaining estimated useful lives are capitalized, while repairs and maintenance, including major maintenance and capital spares inventory, are charged to expense as incurred.

(g) Impairment of Long Lived Assets

In accordance with Financial Account Standards Board (FASB) Accounting Standard Codification (ASC) 360, Property, Plant, and Equipment, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and such amount would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

(h) Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement Obligations and Environmental Obligations, the Company recognizes the fair value of the liability for asset retirement obligations in the period in which it is incurred if a reasonable estimate of fair value can be made. An amount equal to the present value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the useful life of the asset. The liability is accreted through charges to Operating and maintenance in the accompanying consolidated statements of operations. If the obligation is settled for an amount other than the carrying amount of the liability, a gain or loss is recognized upon settlement.

As of June 30, 2020, the Company had a liability of approximately $37 thousand for an asset retirement obligation to provide for the future removal of asbestos at Seneca’s power generation facility on the accompanying consolidated balance sheets. For each of the six months ended June 30, 2020 and 2019, Accretion expense was $1 thousand.

(i) Leases

Due to the criteria set forth in ASC 840, Leases (ASC 840), certain agreements or leases are classified as operating leases.

(j) Debt Issuance and Deferred Financing Costs

Debt issuance and deferred financing costs are amortized over the term of the Company’s financing arrangements. Unamortized debt issuance and deferred financing costs are reflected as an offset to the scheduled principal payments, and are presented as a component of the Long term debt on the accompanying consolidated balance sheets.

(k) Revenue Recognition

Capacity revenues are recognized when contractually earned, and consist of revenues received from a third party at either the market or a negotiated contract price for making installed generation capacity available to satisfy system integrity and reliability requirements or through a sale to PJM Interconnection (PJM). Electric energy revenue is recognized upon transmission to the customers and consists of both physical and financial transactions, which are utilized to optimize the financial performance of the Company. Physical transactions for the sale of generated electricity to meet supply are recorded on a gross basis in the accompanying consolidated statements of operations. Financial transactions are recorded net within operating revenues in the accompanying consolidated statements of operations in accordance with ASC 815, Derivatives and Hedging (ASC 815). For the periods ended June 30, 2020 and 2019, capacity revenues were $7.9 million and $14.6 million, respectively, which are reflected as a component of Energy and capacity revenues in the accompanying consolidated statements of operations.

(l) Derivatives Financial Instruments

The Company enters into agreements that meet the definition of a derivative in accordance with ASC 815. These agreements are entered into to mitigate or eliminate market and financial risks.

ASC 815 provides for three different ways to account for derivative instruments: (i) as an accrual agreement, if the criteria for the “normal purchase normal sale” exception are met and documented; (ii) as a cash flow or fair value hedge, if the specified criteria are met and documented; or (iii) as a mark-to-market agreement with changes in fair value recognized in current period earnings. All derivative instruments that do not qualify for the normal purchase normal sale exception are recorded at fair value in Derivative instruments assets and liabilities on the accompanying consolidated balance sheets.

If designated as a cash flow or fair value hedge, the Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the accompanying consolidated balance sheets or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of cash flows, the derivative will continue to be carried at fair value on the accompanying consolidated balance sheets and the gains and losses that were accumulated in other comprehensive income are recognized immediately or over the remaining term of the forecasted transaction in the accompanying consolidated statements of operations.

Changes in the fair value of derivative instruments are either recognized in the accompanying consolidated statements of operations or in the accompanying consolidated statements of comprehensive income as a component of other comprehensive income or loss, depending upon their use and designation.

Gains and losses related to transactions that qualify for hedge accounting would be recorded in the consolidated statements of comprehensive income as a component of other comprehensive income or loss and would be shown in the aggregate in accumulated other comprehensive income (AOCI) in the accompanying consolidated statements of member’s deficit and will flow through the accompanying consolidated statements of operations in the period the hedged item affects earnings.

Otherwise, any gains and losses resulting from changes in the market value of the derivative instruments contracts are recorded in the accompanying consolidated statements of operations in the current period.

(m) Fair Value Measurements

Fair value, as defined in ASC 820, Fair Value Measurements and Disclosures (ASC 820), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

(n) Fair Value of Financial Instruments

The carrying amounts of restricted cash, accounts receivable, and accounts payable, and accrued expenses are equal or approximate their fair values due to the short term maturity of those instruments. The fair value of long term debt approximates its book value as of June 30, 2020 and 2019.

(o) Income Taxes

The Company has been organized as a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member’s level.

The Company, in accordance with ASC 740, Income Taxes, performs the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be derecognized and recorded as a tax benefit or expense in the current year. However, the Company’s conclusions regarding these uncertain tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analysis of tax laws, regulations and interpretations thereof.

(p) Concentrations of Credit and Market Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash, derivatives and accounts receivable. Restricted cash accounts are generally held at major financial institutions. Accounts receivable is concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, or other conditions.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support its financial instruments with credit risk.

(q) Risks and Uncertainties

The Company is subject to a variety of factors, including the economy, the regulatory environment, the electricity markets and the availability of capital resources. As with any power generation facility, operation of the Company involves risk, including the performance of the facility below expected levels of efficiency and output, shut downs due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, weather interferences, or catastrophic events such as fires, earthquakes, floods, explosions, pandemics, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by the facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt when due.

(r) Commitments and Contingencies

In accordance with ASC 450, Contingencies, the Company records a loss contingency for matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Loss contingency reserves are based on estimates and judgments made by management with respect to the likely outcome of matters, including any applicable insurance coverage for such matters, and are adjusted as circumstances warrant. These estimates and judgments could change based on new information, changes in laws or regulations, changes in management’s plans or intentions, the outcome of legal proceedings, settlements or other factors.

Additionally, the Company follows the guidance of ASC 460, Guarantees (ASC 460), for disclosing and accounting of guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to ASC 460 is entered into the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have a financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(s) Recent Accounting Pronouncements (Adopted)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework—Changes to the Disclosure Requirement for Fair value Measurement (ASU 2018-13). The amendments in ASU 2018-13 eliminate such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and add new disclosure requirements for Level 3 measurements. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019. Certain disclosures in ASU 2018-13 are required to be applied on a retrospective basis and others on a prospective basis. The Company adopted the amendments effective January 1, 2020. As the amendments contemplates changes in disclosures only, it did not have a material impact on the Company’s consolidated financial statements.

(t) Recent Accounting Pronouncements (Not Yet Adopted)

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), with the objective to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and to improve financial reporting by expanding the related disclosures. In addition to ASU 2016-02, the FASB has issued ASU 2017-13, 2018-01, 2018-10, 2018-11, 2018-20, 2019-01, 2019-10, 2020-02 and 2020-05 which provides further clarification. The ASU provides that a lessee should recognize the assets and liabilities that arise from all lease on the balance sheet. In addition, ASU 2016-02 expands the required quantitative and qualitative disclosures with regards to lease arrangements. ASU 2016-02 and the related ASUs are effective for the Company for annual reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new leasing standard on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASU 2016-13). ASU 2016-13 introduces the current expected credit loss model, which requires an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under ASU 2016-13, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. This update will be effective for the Company for fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the standard on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). ASU 2017-12 amends the derivative and hedging guidance to better align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, the amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition to ASU 2017-12, the FASB has issued ASU 2019-04 and 2019-10 which provides further clarification. ASU 2017-12 is effective for the Company for annual reporting periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of the standard on the Company’s consolidated financial statements.

(3) Property, Plant and Equipment, Net

As of June 30, 2020 and December 31, 2019, Property, plant and equipment consisted of the following (in thousands):

	2020	2019
Plant and equipment	$301,586	301,544
Capital spares	949	949
Office equipment	29	29
Computer software and hardware	130	121

Total property, plant and equipment	302,694	302,643
Accumulated depreciation	(47,314)	(43,629)

Property, plant and equipment, net	$255,380	259,014

For the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, Depreciation expense for property, plant and equipment was approximately $3.7 million.

(4) Facility and Contract Commitments

(a) Energy Management Agreement

Seneca has entered into an energy management agreement (EMA) with EDF Trading North America, LLC (EDF). The EMA automatically renews annually. EDF primarily markets power and capacity, as well as schedules dispatch required to operate the Generation Facility. Seneca retains the ability to sell power, capacity, or ancillary service to third parties. In addition, EDF schedules and purchases power to pump water from the lower reservoir to the upper reservoir where it is released and used to generate electricity.

During 2019 and 2018, such costs were $13.0 million and $22.9 million, respectively, which are reflected in Purchased power in the accompanying consolidated statements of operations. EDF receives a fixed monthly management fee.

For the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, Seneca incurred costs under the EMA of approximately $105 thousand and $104 thousand, respectively.

(b) Operations and Maintenance Agreements

On November 30, 2016 Seneca entered into an O&M (Operations and Maintenance) agreement with IHI Power Services Corp (IHI), which provides for the operation and maintenance of Seneca. This O&M agreement expires in December 2021, and automatically extends for additional three-year periods unless terminated by either party. Under this O&M agreement, Seneca pays a fixed monthly operating fee and reimburses the operators for all labor costs, including payroll and related taxes and other costs incurred under this agreement. Monthly operating fees are subject to an annual adjustment based on specified indices.

For the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, Seneca incurred costs under the O&M agreement of approximately $1.1 million and $1.0 million, respectively.

(c) Electric Interconnection Agreement

Seneca has an electric interconnection agreement with the PJM operator that connects to the electrical power grid.

(d) SNI Agreement

Seneca has entered into an agreement with the Seneca Nation of Indians (SNI) to provide a payment consisting of 6% of gross margin annually (SNI Agreement). Gross margin is defined as all operating revenue less any pumping energy costs. No additional costs may be deducted from gross margin. The payment to the SNI is made annually on June 30 for the preceding year and will continue in perpetuity as long as the plant is licensed to operate.

For the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, Seneca incurred costs under the SNI Agreement of approximately $743 thousand and $1.1 million, respectively, which is reflected in General and administrative in the accompanying statements of operations.

Seneca has various long term contractual and commercial commitments of which the significant contracts have been discussed above. The following table summarizes the obligations with respect to the significant contractual and commercial commitments as of June 30, 2020 (in thousands):

Contractual obligations	Less Than 1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Energy management agreement	$211	422	422	6,224	7,279
Operations and maintenance agreement	270	555	575	11,448	12,848

Total	$481	977	997	17,672	20,127

(5) Financing Arrangements

(a) Harbor Hydro I Financing Agreement

On August 18, 2016, HHI executed a credit agreement (HHI Credit Agreement). The HHI Credit Agreement consists of a $95.0 million seven year term loan (the Term Loan) used to (i) pay transaction costs in the amount of approximately $2.5 million and (ii) make a $92.5 million cash distribution to HHH.

The interest rates on the loans under the HHI Credit Agreement are adjusted for each monthly interest period based on the adjusted LIBOR for the applicable term of the loan plus a margin of 4.50%. The interest rate in effect for the Term Loan at June 30, 2020 and 2019 was 5.27% and 7.09%, respectively.

Mandatory amortization of the Term Loan is equal to 0.50% of the outstanding principal amount, payable every six months. For the period of January 1, 2019 through June 30, 2019, $4.7 million of excess cash flow generated from operations was applied to repay a portion of the outstanding principal on the Term Loan. Such payments ratably reduce the mandatory amortization thereafter.

Under the terms of the Collateral Agency Intercreditor and Accounts Agreement, the receipt of revenues, debt service payments and the payments for certain categories of expenses are segregated into separate bank accounts. HHI has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the HHI Credit Agreement.

In accordance with the HHI Credit Agreement, HHI is required to maintain and have available a debt service reserve at least equal to the aggregate scheduled principal, interest, interest rate swaps settlement, and other scheduled debt service projected to be payable under the Credit Agreement for the six month period occurring after the last day of each calendar quarter. As of June 30, 2020 and December 31, 2019, HHI had $2.8 million and $2.7 million, cash on deposit in the debt service reserve account, respectively.

All obligations of the Company under the HHI Credit Agreement are guaranteed by HHI and the Company.

Under the terms of the HHI Credit Agreement, HHI is required to hedge a minimum of 75% of the outstanding principal amount of the Term Loan. On September 1, 2016, HHI entered into two interest rate swaps to satisfy this requirement, which required HHI to pay a fixed rate or have interest rate protection through August 18, 2020.

(b) Seneca Generation Note Purchase Agreement

On April 27, 2016, Seneca executed the Seneca NPA with a group of lenders, which consists of a $400.0 million Senior Secured Notes Facility, which consists of Series A notes, with a maturity date of April 27, 2026 and an interest rate of 4.33%. Interest is payable quarterly under the Seneca NPA. For each of the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, the Company recognized $8.7 million in interest expense related to the Seneca NPA.

Under the Seneca NPA, quarterly principal payments of $2.5 million commence on June 30, 2023, with the remaining principal balance of the Senior Secured Notes Facility due and payable on the stated maturity date.

Under the terms of the Collateral Agency Intercreditor and Accounts Agreement, the receipt of revenues, debt service payments and the payments for certain categories of expenses are segregated into separate bank accounts. Seneca has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Seneca NPA.

In accordance with the Seneca NPA, Seneca is required to maintain and have available a debt service reserve (DSR) at least equal to the aggregate scheduled principal, interest, interest rate swaps settlement, and other scheduled debt service projected to be payable under the Seneca NPA for the six month period occurring after the last day of each calendar quarter. For the periods ended June 30, 2020 and December 31, 2019, Seneca had $8.7 million cash on deposit in the DSR account.

At June 30, 2020, the unamortized debt issuance and deferred financing costs totaled $5.5 million. The amortization of these costs is reflected as a component of Interest expense, net on the accompanying consolidated statements of operations. For the periods of January 1, 2020 to June 30, 2020 and January 1, 2019 to June 30, 2019, amortization of these costs totaled $558 thousand and $550 thousand, respectively.

As of June 30, 2020, minimum principal payments for the next five years under the Company’s financing arrangements are as follows (in thousands):

	2020	2021	2022	2023	2024
HHI Term Loan	$767	767	767	70,452
Seneca NPA	—	—	—	7,500	10,000

Minimum principal payments	$767	767	767	77,952	10,000

(6) Derivative Instruments and Hedging Activities

HHI utilizes various derivative instruments to reduce its exposure to market and commodity risks. HHI has entered into the following derivative instruments:

Power Swaps

During 2019, Seneca entered into purchase and sale financial power swap transactions to hedge power prices in the PJM energy market. The transactions covered the period of January 2019 through September 2019 which resulted in a net short position of 75 MWs of on-peak hours and long 75 MWs of off-peak hours. The transactions were marked to market with changes in fair value recognized in the current period earnings.

Interest Rate Swaps

On September 1, 2016, HHI entered into two interest rate swap agreements, with an initial amortizing notional amount totaling approximately $71.3 million, to effectively convert the floating interest rate on a portion of the Term Loan to a fixed interest rate averaging 1.24%. As of June 30, 2020, the notional amount of the interest rate swaps totaled $40.2 million. The interest rate swaps expired on August 28, 2020. The transactions were marked to market with changes in fair value recognized in the current period earnings prior to realization.

Fair Value Measurements

The following tables set forth by level within the fair value hierarchy the assets and liabilities of the Company that were accounted for at fair value on a recurring basis as of June 30, 2020 and 2019. These assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy defined by ASC 820 are as follows:

•

Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and agreement prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The following tables present assets and liabilities measured and recorded at fair value on the Company’s accompanying consolidated balance sheets and their level within the fair value hierarchy as of June 30, 2020 and December 31, 2019 (in thousands):

	Fair value as of June 30, 2020
	Level 1	Level 2	Level 3	Total
Interest rate swaps—liabilities, net	$—	(25)	—	(25)

Total risk management liabilities, net	$—	(25)	—	(25)

	Fair value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Interest rate swaps—assets, net	$—	94	—	94

Total risk management assets, net	$—	94	—	94

Impact of Derivative Instruments on the Accompanying Consolidated Balance Sheets

The following table presents the classifications and fair value of derivative instruments on the accompanying consolidated balance sheets as of June 30, 2020 and December 31, 2019 (in thousands):

Derivatives not designated as hedging activities:
Interest rate swap	Assets from risk management activities—short term	$—	94
Interest rate swap	Liabilities from risk management activities—short term	(25)	—

Total derivatives, net (liability) asset		$(25)	94

Impact of Derivative Instruments on the Accompanying Consolidated Statements of Operations

The following tables present the classification and amount of the gains and losses on derivative instruments in the accompanying consolidated statements of operations for the periods of January 1, 2020 to June 30, 2020 and January 1, 2019 to June 30, 2019.

Instrument	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) on derivatives for the six months ended June 30, 2020	Amount of gain (loss) on derivatives for the six months ended June 30, 2019
Power swaps	Gain on risk management activities	$—	194
Interest rate swaps	Loss on risk management activities	(119)	(547)

(7) Related Party Transactions

The Company has recorded certain allocated general and administrative costs that were costs incurred by an affiliate. The Company utilized a reasonable allocation method to determine an allocation that was based on management fees charged by the Company’s owners. For each of the six months ended June 30, 2020 and 2019, such allocated costs totaled $738 thousand, which is recorded as General and administrative on the accompanying statements of operations.

(8) Member’s Deficit

Profits, losses, and distributions are allocated in accordance with the provisions of the Company’s limited liability company agreement.

For the periods of January 1, 2020 through June 30, 2020 and January 1, 2019 through June 30, 2019, the Company received capital contributions of $3.1 and $0 million, respectively, from its member.

(9) Commitments and Contingencies

The Company enters into contracts in the ordinary course of business that contain various representations, warranties, indemnifications, and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third-party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications, and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company, from time to time, is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

(10) Subsequent Events

On July 7, 2020, LS Power Equity Partners III, LP entered into a purchase and sale agreement with LS Power Equity Partners II, LP to acquire its interest in Harbor Hydro Intermediate Holdings.

On July 1, 2021, LS Power Equity Partners III, LP entered into an agreement to contribute their interest in the generation facility to REV Renewables, LLC (REV Renewables). Such interests were contributed to REV Renewables on July 20, 2021.

            Shares

Common Stock

MORGAN STANLEY

Until                     ,              (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and             listing fee, the amounts set forth below are estimates.

SEC registration fee		*
FINRA filing fee		*
listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Our bylaws will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our bylaws will also contain indemnification rights for our directors and our officers. Specifically, our bylaws will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

In connection with our incorporation in October 2021, under the laws of the State of Delaware, we issued 1,000 shares of our common stock to Rev Renewables, LLC for an aggregate purchase price of $10.00. These securities were offered and sold by us in reliance upon the exemption from the registration requirements provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of REV Renewables, Inc.

*3.2	Form of Amended and Restated Bylaws of REV Renewables, Inc.

*4.1	Form of Common Stock Certificate

*4.2	Form of Registration Rights Agreement with LS Power

*4.3	Form of Registration Rights Agreement with SK

*4.4	Form of Stockholders’ Agreement

*4.5	Note Purchase Agreement, Seneca Generation, LLC, $400,000,000 4.33% Series 2016-A Senior Secured Notes due April 27, 2026, Additional Senior Secured Notes, dated as of April 27, 2016.

*4.6	Note Purchase Agreement, Bath County Energy, LLC, $300,000,000 Senior Secured Notes due 2033, Additional Senior Secured Notes, dated as of December 11, 2017.

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

*10.1	Form of Indemnification Agreement

*10.2	Form of REV Renewables, Inc Long Term Incentive Plan

*10.3

Contribution Agreement, dated as of July 1, 2021, by and among Bolt Energy Investment Holdings, LLC, Rev Renewables Bolt AIV Holdings, LLC, Rev Renewables Fund III Holdings, LLC, Rev Renewables Fund IV AIV Holdings, LLC, Rev Gen IV Holdings, LLC and Rev Renewables, LLC.

*10.4	Equity Purchase Agreement, dated as of May 4, 2021, by and between PSEG Power Ventures LLC and Quattro Solar, LLC.

*10.5	Equity Purchase Agreement by and between Rev Renewables, LLC and SK E&S Americas, Inc. dated October 15, 2021.

*10.6	Letter Agreement, dated as of October 15, 2021, by and between LSP Generation IV, LLC and Grid Solutions II LLC.

Exhibit Number	Description

*10.7	Transition Services Agreement, dated as of July 1, 2021, by and between LSP Generation IV, LLC and Rev Renewables, LLC.

*21.1	List of subsidiaries of REV Renewables, Inc

*23.1	Consent of KPMG LLP (Bolt Predecessor)

*23.2	Consent of KPMG LLP (Fund III Predecessor)

*23.3	Consent of KPMG LLP (Harbor Hydro)

*23.2	Consent of Deloitte & Touche LLP (PSEG Solar Source)

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*23.4	Consent of Director Nominee

*23.5	Consent of Director Nominee

*23.6	Consent of Director Nominee

*23.7	Consent of Director Nominee

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
**	Filed herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on                     ,            .

REV Renewables, Inc

By:
Name:	Edward Sondey
Title:	Chief Executive Officer

Each person whose signature appears below appoints Edward Sondey and Kathryn Wilson, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

Edward Sondey Chief Executive Officer and Director (Principal Executive Officer)

(Principal Financial Officer)

(Principal Accounting Officer)

Director

Director

Director

Director

Name	Title	Date

Director

Director